BEING **INFOSYS.** BEING **MORE.**

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

ANNUAL REPORT 2015-16

BEING **INFOSYS.** BEING **MORE.**

We inhabit a universe where time and space bend and stretch continuously. For us, the year in which we celebrated the 100th anniversary of the Theory of General Relativity itself appeared to warp, and passed by much too quickly. It was a year during which we focused on our strategy execution, and we saw four quarters of healthy growth. Beyond the financial results, we saw unprecedented achievements by our teams in every aspect of the business. It was a year in which everyone brought home the vision of *Renew and New* built on a solid foundation of innovation, learning and purpose.

In this environment, it is easy to focus on the big picture, and miss seeing the multi-dimensional manner in which true transformation takes hold. In order to return to market leadership in a sustained manner, we need to re-imagine our business in every facet and every detail. From delivery, to sales, consulting, operations, and each and every business enabling function – from people, to processes, infrastructure and systems – we have to bring about change that addresses the new reality of a pervasively digital and inter-connected world.

This issue of our annual report celebrates the multiple facets of our transformation. The theme is about transcendence from the ordinary. It is about how innovation and continuous improvement have permeated every corner of our business, and about how we are honing excellence to a fine art form. At Infosys, it is no longer adequate to simply meet expectations – we have to exceed it every time, and in every way.

Today, being Infosys means being more.

MORE THAN SEEING AND HEARING. LISTENING, MAKING AND IMPROVING.



80,000+ employees and several clients have been trained in Design Thinking, which inculcates a culture of empathy and problem finding. It fosters rapid learning by making and by iterative solution development.

MORE THAN CODING.
HACKING AS A WAY OF LEARNING.



The second edition of the Infosys Global Hackathon, Bangalore campus. Engineers across 18 global locations participated, resulting in 600+ ideas and 400+ prototypes. These included ideas and solutions across technologies such as mobile, analytics, machine learning, image recognition, IoT sensors and blockchain.

MORE THAN JUST IDEAS.
REAL, PERVASIVE INNOVATION.


SENTIMENT ANALYSIS
Graphenyte Titan
20 New Updates
14 New Insights
View Dashboard
Graphenyte Carbon
18 New Updates
16 New Insights
View Dashboard
Renovaton Skyline
15 New Updates
12 New Insights
View Dashboard
Reactions
Last 30 days
10,585
19,594
2,392
Sentiments
Texas
95% Positive
Demographics
Popular Tags
Design
Fit
Comfortable
Brand
Cool
Highlight
Affordable
Light
Stylish
Expressions
10%
30%
60%
Positive
Neutral
Negative

One of 7,000+ Zero Distance projects, which focuses on a capability that is crucial for the retail industry. Grassroots innovation to gain consumer insights for new product launches and continuous product improvement. Sentiment analysis of consumers using social media enabled the mining of reactions, preferences and intent, which in turn helped the retailer design an effective product launch strategy.


MORE THAN GAME STATISTICS.
INSIGHTS WHICH CAN CHANGE THE GAME.
BARCLAYS ATP WORLD TOUR FINALS
BARCLAYS ATP WORLD TOUR FINALS
FedEx
Three decades of match data and 12 million data points analyzed by the Infosys Information Platform (IIP) for the ATP World Tour, which hosts 62 tournaments in 31 countries. Transforming the experience of the game for players and followers by re-imagining player performance, ratings and insights like never before.

MORE THAN SAVING LIVES.
LAYING A FOUNDATION FOR GLOBAL HEALTH AND WELL-BEING.



We developed a comprehensive 3-D human heart model using CT-scan imaging. The model captures biomechanics of the heart in the most realistic manner. Combined with modern industrial technologies such as Computer Aided Design (CAD), Finite Element Analysis (FEA), and Computational Fluid Dynamics (CFD), this model enables surgeons to develop complex and customized treatments. It also helps medical equipment manufacturers and regulatory agencies to optimize design, enhance quality, and shorten time-to-market for their products, leading to improved and affordable healthcare for all.

MORE THAN DIGITAL MODELING. CAPTURING THE ENTIRE DIGITAL FOOTPRINT.


SENSOR _ S-32
INITIATE CALIBRATION
VALUES 0 - 100
22%
TURBINE FANS - SECTION TWO

Infosys partnered with GE Digital to deliver Industrial IoT solutions with advanced implementations in manufacturing, aviation, transportation and healthcare industries. These IoT solutions, based on GE's Predix platform and Infosys' Aikidō services, will help enterprises simplify, automate and transform their business. Re-creating the entire lifecycle of products digitally, from conceptualization to development and maintenance, helps to visualize the underlying design, structural and functional issues.

MORE THAN GOOD RESEARCH.
RESEARCH THAT RESULTS IN COMMON GOOD.



Across continents, in partnership with the world's top universities, global consortia, and most influential researchers, Infosys nurtures a robust research and innovation ecosystem to address emerging challenges on the frontiers of data science, artificial intelligence, robotics, software engineering, and ICT, for socio-economic development.



MORE THAN JUST US.
LEVERAGING THE POWER OF A THRIVING ECOSYSTEM.

We are funding early-stage start-ups to amplify their reach, bring them to market, and help them scale. This year, we have invested in six start-ups, working in areas such as air quality monitoring, wearable technology, data wrangling, and 3-D imaging. The Infosys Innovation Fund has a corpus of US$500 million to boost the global innovation ecosystem.

MORE THAN DOING THE RIGHT THING. MAXIMIZING THE BUSINESS VALUE.


#SitWithMe

#Sitwithme campaign, launched on International Women's Day, March 8, 2016, to foster a more balanced, diverse leadership at Infosys. From Bangalore to Palo Alto, London to Lodz, Melbourne to Belo Horizonte, Infosys leaders, including independent board members, have taken the pledge across 15 locations worldwide to work towards a balanced leadership.

MORE THAN CONSERVATION OF RESOURCES. RESPECTING THE MIRACLE OF LIFE ON EARTH.



With a total capacity of 6.6 MW, generating 12 million kWh of electricity every year, and avoiding 9,800 tons of CO2 emissions, the new solar plant at our Hyderabad campus helps us meet 100% of our electricity needs with renewable energy. This takes us a step closer to our goal of becoming carbon-neutral.

MORE THAN PASSIVE CONSUMERS.
CREATING A WORLD FULL OF CREATORS.



New York-based OHorizons was one of the winners of the Infy Maker Awards (sponsored by Infosys Foundation USA). 5,000 people in underdeveloped villages in Bangladesh will get clean water in 2016, and 1,000,000 by 2021, thanks to the innovative, low-budget wood mold bio-sand filters designed by OHorizons. The group is currently running pilot projects in Mali, Ecuador and Bangladesh.

CONTENTS


Dr. Vishal Sikka
Chief Executive Officer and Managing Director

LETTER TO THE STAKEHOLDER

Dear Stakeholder,

We live in extraordinary times. Technology is reshaping our world in a fundamental way: new CPUs from Intel built on 14 nanometer processor technology deliver unprecedented performance and analysts recently reported that hardware unit sales for cloud are approaching those for enterprise. Technology companies are making cars and watches, and creating new kinds of transportation, hospitality, retail, insurance, and other services, disrupting entire industries. And recently, a fleet of driverless trucks made by various vendors, drove thousands of miles across Europe, demonstrating vividly that the end of a key job category is upon us. The world of our future looks vastly different from what we see today – an increasingly digital world, a deeply connected world, a collaborative world.

It was clear nearly two years ago, and today it is starkly clear, that given this digital transformation of our world, the traditional services industry of the past, in which we compete to do the same work cheaper but with world-class quality, must also transform. A services company must be more, and we, Infoscions, as individuals and as a company, must be more. We must instead become a company that delivers value and innovation. Our context has fundamentally, and irreversibly, changed, and we cannot go back to the approaches and methods of the past. The imperatives, and the opportunities, are clear.

It is with this new reality in mind that we embraced three simple ideas in our strategy: renew ourselves and help our clients renew their businesses; drive innovation and new opportunities in our business and with our clients; and do all of this based on a culture of education and collaboration. Indeed, when we think about it, this blueprint applies to all businesses.

Renew is about being better. Better than we have been. Automation is a key part of this. It is how we improve solutions to the known, well-defined problems and improve the businesses we are already in. It is about driving grassroots innovation in every project and in every service. The repetitive tasks can be automated by bringing Artificial Intelligence to our existing services and existing customer landscapes, so that we fundamentally transform cost and productivity. And we set a lofty benchmark for this: if we have done something once, we should not do it again. It can be automated.

New is about being different. This is the breakthrough innovation. It is about finding problems that we don't easily have words to describe, that no one has defined. It is the unknown problems. It is about leveraging automation to digitize our physical world, and using Design Thinking to focus on the empathy, the problem-finding, which uncovers new markets, for us and for our clients.

And our Culture is all about education. It is staying true to who we are. It is the idea of 'being improving', where we constantly build upon what we already know. Education is how we drive our strategy – it helps us learn new techniques to automate the things we understand, and it gives us the mindset to discover the things that we do not yet know. It is how we work. It is not the innovation lab that drives all the big ideas, it is to enable and empower every Infoscion to be an innovator. This bedrock of our culture, this learnability – as Mr. Murthy always said, to me, and to all of us – an ability to learn, is as true and critical for our future as it has ever been.

On AI specifically, people often ask me if all this automation, this AI, will lead to human obsolescence, and the elimination of jobs. It is my emphatic view, having studied AI at the feet of some of its great pioneers, that this is not the case. AI, like all great technologies and tools that have come before it, can and should amplify people – enabling us to focus on the creative work, the imaginative work. The driverless trucks that I mentioned did things we humans simply cannot do, e.g. 'platooning'; we don't have the mechanical precision or the reflexes for it; we do, however, have the imagination and the knowledge to build the software and systems for driverless trucks, and to govern their safe operation. Technology can and must be the great amplifier of our human potential, our humanity. It is why we focus on education and learning; it is why we participate in OpenAI and other initiatives to develop and advance AI openly, to help bring its benefits to all of us.

It has been more than one year since we outlined this *Renew and New* strategy for consistent and profitable growth of the company. I am happy to share with you the progress we have made so far on the execution of our strategy.

In the financial year 2016, our revenues grew in rupee terms by 17.1% to ₹62,441 crore. In dollar terms, our revenues grew during the year by 9.1% to US$9,501 million and in constant currency terms, revenues grew by 13.3%. For the financial year 2016, our operating profit margin was 25.0% and net profit margin was 21.6%. During the year, earnings per share grew by 9.4% in rupee terms and 1.9% in dollar terms. Our operating cash flows were healthy during the year and we ended the year with liquid assets of US$5,202 million (₹34,468 crore).

We focused on effective strategy execution during the year, and I am happy to report that several indicators of strategy execution have improved. For example, our large deal wins have improved significantly during the year, demonstrating, I believe, that the renewal of our existing core services, together with all the new things we can bring, are helping us to differentiate on value, not cost. The total contract value of large deals won during the year increased by 45% to US$2.8 billion this year. Similarly, due to our focused client engagement and value creation, the revenue from top clients improved during the year. Top 10 clients grew by 12.3% in constant currency and top 25 clients grew by 9.3% in constant currency for the year. The measures that we deployed to deepen employee engagement have begun to show results, with attrition coming down to 13.6% this year from 18.9% last year.

Our efforts towards increase in per capita revenue improvement through productivity improvement and automation are in early stages. During the year, we released nearly 4,000 full-time employees from projects as a result of automation of underlying services. We will continue to focus on this crucial front. We have several additional levers to further enhance operational efficiency, such as utilization, onsite effort mix, onsite employee cost and sub-contractor expenses, which we plan to optimize.

Behind these numbers is the work of several transformational initiatives that Pravin and I started over the last 21 months. We set out to renew and bring entirely new ideas to everything – from our processes, to training and curriculum, to marketing, to onboarding, to large deals, to the bench, to our ecosystem, and more. And the results we see are many of these initiatives beginning to take hold and flourish.

We see this in the renewal of ourselves internally, to drive innovation and create value. I am most proud of initiatives such as Zero Distance, in which the teams working in more than 7,000 master projects at Infosys have found and continue to find incremental innovation – looking beyond the SOW, to add value. With this initiative, under the passionate leadership of Ravi, our delivery teams learn and live being innovators rather than order-takers. Our work on this is not done, and in the coming year, I look forward to taking our grassroots innovation to new levels. From BPO to Product Engineering, from Business Intelligence to Digital, from Application Development and Maintenance to Cloud Infrastructure Services, we have embarked on a great renewal of all of our services with automation and pervasive grassroots innovation, founded on a culture of collaboration and openness.

We have trained over 80,000 employees in Design Thinking, in what is surely the largest ever corporate training program for Design Thinking. It is about building creative confidence, as David Kelley describes it, in every Infoscion. About learning to ask questions, to challenge the status quo, to look inside the work we are doing and find new problems to solve. Going forward, we will bring Design Thinking to every facet of our work; it will help us deploy our bandwidth that automation helps us save towards innovation and value-creation for clients and for us; and it will help us engage our clients in their most strategic areas – areas we have rarely worked in.

We introduced Zero Bench in July 2015, an initiative to eradicate the bench – a construct of our industry that, 21 months later, I still cannot accept – from our company and our industry, creating a marketplace inside Infosys so that people awaiting longer-term assignments continue to add value to Infosys and our clients. In just nine months, by the end of the financial year 2016, more than 12,000 jobs had been created on our Zero Bench marketplace, and more than 67% of folks on the bench had completed at least one of these!

We improved employee engagement, creating a new performance management system in which managers provide continuous feedback and an ongoing dialog about performance. We are improving our processes, slowly but surely to ease the way employees work. We ourselves are one of the first users of Infosys Mana, to automate and simplify our mission-critical travel process. And we are investing in employees, not just in training, skills development and the overall employee experience, but investing to drive retention and attract the best leaders through the new stock incentive plan for employees. We are also investing in the Virtual Global Delivery Model, and in our workspaces, to help further our teams' ability to collaborate and to deliver value to clients across boundaries.

In all of these things, I want to point out our efforts in developing a culture of collaboration, with Zero Distance as a great example of many, such as the tremendous work of our finance team under the leadership of my colleague and friend Ranga – the leader of a world-class finance organization which is both improving our processes and our collaboration, while upholding the utmost standards of governance and compliance set by our founders. Collaboration makes us exponentially more powerful and faster. Competition, on the other hand, a very human tendency of ours, is best when aimed at competing with our past selves, the way we used to be, rather than looking backwards towards others. I believe this leverage of collaboration and competition can best help us create the company we aspire to be, even while competitors increasingly emulate us.

I believe these internal efforts to renew and bring innovation have led to the steep decline in attrition compared to where we were two years ago. While our work to build an extraordinary workplace for Infoscions as innovators is far from done, these are good signs. When I walk around our beautiful campuses, and feel the energy of many reinvigorated Infoscions, when I listen to the passion in the voice, and the glint in the eyes of a 31-year-old project manager beaming with a Zero Distance idea, more than any of the numbers, I feel reassured that we are on the right path.

Turning to what and how we deliver to our clients – we took big steps in the financial year 2016 by bringing a combination of automation and innovation, powered by education, to clients, and are now building on this work.

We launched our Aikidō service offerings, renewing our existing service lines and introducing new types of services. In Aikidō, we are helping our clients capture the knowledge and know-how and renew their organizations (Ki); leverage open, intelligent platforms to drive new opportunities through new kinds of applications (Ai); and bring design-led services that help clients find their most important problems to solve with Design Thinking (Dō).

And now bringing these services together with our Infosys Mana platform, our purposeful approach to AI, we can help our clients reinvent the continual reinvention of their system landscapes. We can lower the cost of maintenance for both physical and digital systems; capture the know-how of people and fragmented and complex systems across generations; simplify the continuous renovation of core business processes; and enable businesses to bring new and delightful experiences to their customers and end-users.

We refocused consulting to be the tip of our spear, and as part of this charter, I am pleased to see Design Thinking as a key fabric of our work, making its way into each and every client engagement.

We brought the Infosys Information Platform (IIP) to clients in a big way, and created entirely new opportunities resulting in discussions or implementations for more than 200 clients using our

open, intelligent cloud-based analytics platform, to define breakthrough solutions from their diverse data sources. Both IIP and IAP are now a part of the broader Mana platform. Our EdgeVerve subsidiary continues to lead our all-important software front.

Panaya, Skava and EdgeVerve continued to add value for our clients and for us. Our philosophy of organic first, then external hiring, then investments, and then mergers and acquisitions is, I believe, the right balance for Infosys. Under Ritika's leadership, we made several investments, and three acquisitions. On investments, we will continue to carefully deploy our capital on innovative companies that are inventing the future. On acquisitions, we will continue to consider companies that help us advance our cause, and where there is a matching of purpose and passion; we will not buy revenue or 'market share' in markets of yesterday.

And as importantly as the work we do with clients and internally, we continued to have a deep focus on contributing to the world around us, in our communities, in the proud and yet humble work we do through our foundations. Our Infosys Foundation, led by the exemplary Mrs. Murty, continued to set new standards in bringing help to those in need across a wide spectrum of needs and regions in India. The Infosys Science Foundation, a purposeful support of the advances in basic sciences that our founders have so passionately believed in and led, has continued its great work. And our young Infosys Foundation USA, which under Vandana's leadership emerged, in the words of the White House Office of Science and Technology Policy's senior advisor, is already becoming a force, reaching out to as many people as possible in the all-important frontiers of bringing computer science education and making to all. And on a larger scale, our amazing facilities team led by the incomparable Ramadas Kamath broke new grounds and new frontiers in sustainability and innovation – including moving our Hyderabad campus completely off the grid, a solar powered campus serving 15,000+ Infoscions!

And yet, as we look ahead, we can clearly see that we are barely at the start of where we need to go. Like any large-scale transformation, metamorphosis – as our Chairman Sesh, who took over this year from my mentor and the quintessential leader-entrepreneur Mr. Kamath, calls it – will take time. We have started to implement the changes that will drive our transformation. But it cannot be the valiant efforts of a few warriors within Infosys. The world as we knew it has been transformed. Add to this the extreme cost pressure on our clients due to the disruptions they face, including entirely new types of competitors, and in turn, the pricing pressure this brings to the services industry. We must massively scale our innovation and drive our strategy in every aspect in our company. All of you, our stakeholders, some of whom have been with us for many years, are an integral part of our journey, in empowering our people and our company to be more.

If we can execute our strategy, and do the things we must learn to do, the year, and the years, ahead of us could be deeply rewarding, and I look forward to a great journey ahead, together.

Dr. Vishal Sikka

Chief Executive Officer and Managing Director



U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

SO WE MAY BE MORE

These times of being digital that we live in are also times when all things around us are becoming services. As a services company, we are particularly well-suited to thrive by creating amazing experiences. And it only stands to reason that we use this advantage to improve the way we serve, not just our clients, but also ourselves – by enhancing our experience at work.

About a year ago, we started on a journey of renewal to simplify our key processes, systems and policies. We wanted the employee experience at Infosys to be not only empowering but truly delightful. We approached this transformation guided by the tenets of Design Thinking, which teaches us that any service has three underlying components: desirability – how well it addresses the most pressing needs of end-users; feasibility – how well the service is orchestrated; and finally, viability – the economic benefits of delivering the service. A highly motivated team of our employee volunteers, governed by a central project management office, took up the task of driving this service metamorphosis.

The annual employee satisfaction survey pointed out where the biggest opportunities for change lay. Needless process complexity, lack of end-to-end process ownership, undue delays in cross-functional processes, poor application user interface, manual interventions that could easily be automated, were the challenges at hand. The team catalyzed more than 200 changes in over 15 processes – including those related to travel, claims and reimbursement, and project management. The Bell Curve-inspired Comparative Relative Ranking (CRR) was eased out of the performance evaluation process. The company dress-code was made more employee-friendly too.

Not surprisingly, these improvements reflected in surging satisfaction scores in employee surveys and a drop in our attrition numbers from 18.9% to 13.6% through the past year.

The journey of getting better at being better did not stop there. Not satisfied with merely improving the existing environment, we set out to simultaneously re-imagine the policy and process landscape and create fundamental simplification at Infosys. Code-named Process++, a program was launched in late 2015 to rethink our systems and achieve radical optimization and efficiencies, reduction in cycle time, increased data flow and improved user experience by leveraging smart technology and next-generation analytics, while remaining uncompromising on governance and compliance. Global Mobility, Order to Remittance, Procure to Pay, and Claims Management were some of the enterprise processes targeted for deep simplification.

In early 2016, we launched Optiwise, a grounds-up movement to involve employees in bringing positive change within Infosys. Optiwise invites employees to share ideas to (a) save cost and / or effort, (b) reduce waste, and (c) increase productivity. Over 2,000 ideas have come in from all over the globe, and over 250 have been identified for implementation on priority.

This journey embodies the spirit of our strategy of continuous renewal to remain relevant through changing times. But renewal by itself is not enough, we must also do completely new things so that we may thrive in disruptive times. We are becoming better at solving fundamental problems and, in doing so, we are creating more exciting, and richer, experiences for our own people, and for our clients.

BEING MORE. MAKING IT REAL.



Mohit Joshi
President and Global Head – Financial Services

Adding the Infosys touch to shape the future

This is my 16th year in Infosys and it has been extraordinary! We have worked on a spectrum of initiatives to sharpen and strengthen our traditional service lines while curating brand new ones. We have onboarded top talent and done all this while being focused on execution and innovation for our clients.

The role of technology in the financial services industry has never been more important, and the threat of disruption by new entrants has never been more real. Our clients are focused on digital transformation, on greater efficiency through industrialization, and on meeting the regulatory and compliance agenda. We have historically built a superb execution engine and tied it to deep domain and consulting capabilities in the sector. In the past 18 months, we have built and acquired tremendous capabilities in automation and artificial intelligence with Mana, in data management with IIP, and we now offer comprehensive digital platforms through EdgeVerve and Skava. We have worked with the fintech community to build a deep ecosystem to lead the innovation agenda for our clients and have helped our clients imagine the future with Design Thinking. All these together offer our clients an opportunity to shape the future of the financial services industry through technology.

Throughout the history of this company, our leaders have spoken about purpose – it is the glue that binds all our stakeholders and connects us to the broader community. It has given the company a sense of self and a touchstone when vital decisions have to be made. Our strategy of *Renew and New*, with a strong underpinning of an empowering culture, has revitalized this purposefulness. This is reflected in an enormous upsurge in client and employee engagement and enthusiasm. I have no doubt that it has also helped us deliver better financial performance.

More innovations from More for More

Our vision is to be able to deliver the most extraordinary and path-breaking software projects of our times as we help our clients formulate and execute against a strategy for the digital age. Whether it is capturing the know-how of retiring talent into a knowledge-based AI system to maintain what we engineer through generations of making, or creating digital twins of physical things and environments so we might improve them, we want to be able to create a new future. A future that puts an end to a past of more of the same, manual, increasingly cheaper and temporarily more cost-efficient services. A future where businesses can leverage machine-generated insights, a



Ravi Kumar S.
President and Chief Delivery Officer

knowledge-enabled enterprise to straight-through and touchless processing of everything they do in an agile, automated, seamlessly connected landscape designed to amplify human potential.

At Infosys, we've been innovating from the grassroots up, to create a future such as this. For us, innovation is a quest for a client problem that is unknown or unarticulated. It is also about finding surprisingly smart ways to solve a known problem. We employ a simple framework – Zero Distance – to first spot and then resolve these problems. The framework encourages our people to look and learn from others. To find opportunities to improve efficiencies or create new value. To articulate the value of these ideas in clear business terms. And, most importantly, to then share the knowledge with others. Because it is only through collaboration that we will achieve our aspirations while also nurturing a culture of lifelong learning. It is the only way forward – with us looking around to understand the best thinking, applying that knowledge to improve our work, and everyone around helping us do this. Only then might we do more, be more, and reap its rewards, in the year ahead and beyond.



Sandeep Dadlani

President and Global Head – Manufacturing, Retail, CPG and Logistics

More relevance, more respect

"Productivity, Top-line Growth and Reinvention are my priorities," quipped the CEO of a large CPG client of Infosys, talking about his agenda for the year as he went on to explain his key challenges.

Productivity: I told this client CEO that our newly launched knowledge-based AI platform, 'Mana', brings machine learning together with the deep knowledge of an organization to drive automation and innovation – in other words, this places us in a perfect position to reinvent systems and process landscapes and bring extreme productivity to their enterprise.

Top-line Growth: The Infosys Information Platform, I informed him, had the power to generate deep insights – for example, the capability to predict 'out of stocks' at select retail stores every Thursday where he wouldn't ordinarily replenish the inventory until Monday, empowering him to act quickly on the insights.

Business Model Reinvention: 'Skava' is a terrific platform for its ability to create differentiated immersive digital experiences online, on mobile, with virtual reality and in-store, driving completely new business models for this client.

N. R. Narayana Murthy once said, "Strategy is differentiation". Infosys has in recent times found new offerings organically and inorganically to differentiate itself by addressing all the strategic objectives of our client CXOs. Most importantly, Infosys is willing to partner with this client on the business outcomes.

I have been with Infosys now for over 15 years. We have always prided ourselves on differentiation and earning respect from all stakeholders – respect for our strategy and recommendations, respect for our values, and respect for the relevance of our offerings. This is the Infosys I am proud of. An Infosys that is powered by intellect, and driven by values.



A TRIBUTE TO K. V. KAMATH

In June last year, we had a change of guard in the Board leadership. We bid farewell to K. V. Kamath, a long-standing member of the Infosys Board, who had steered the company through key leadership transitions. Mr. Kamath stepped down as Chairman of the Board on June 5, 2015, to be succeeded by R. Seshasayee, a highly regarded personality in the Indian industry.

K. V. Kamath's innovative ideas, right from technology adoption and universal banking to ATM services, have revolutionized the banking industry in India. He was appointed Chairman of Infosys Limited in 2011. As Chairman, Mr. Kamath was instrumental in sharpening the governance processes at a time when the company was embarking on a new strategic direction. In 2013, he played a key role in bringing back N. R. Narayana Murthy to steer Infosys through a period of leadership transition and stabilization.

During his tenure at Infosys, Mr. Kamath had been a member of several committees, including the audit committee and the corporate social responsibility committee. As a key member of the nomination and remuneration committee, he ensured that the leadership transition at Infosys was seamless. Beyond his formal responsibilities, Mr. Kamath has been extraordinarily helpful in mentoring several leaders – including our CEO, Dr. Vishal Sikka.

As a member of various industry bodies including the National Council of the Confederation of Indian Industry, Mr. Kamath's accomplishments have earned him several awards. In 2008, he received the Padma Bhushan for his contribution to the growth of the banking sector.

After an illustrious career, Mr. Kamath has embarked on a new journey as the President of the New Development Bank, promoted by BRICS nations. On behalf of our employees and shareholders, we wish him success and thank him for his invaluable contributions to Infosys.

THE INFOSYS BOARD OF DIRECTORS









Clockwise from top right:

R. Seshasayee
Chairman of the Board and Independent Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Kiran Mazumdar-Shaw
Independent Director

Dr. Vishal Sikka
Chief Executive Officer and Managing Director











Clockwise from top right:

Roopa Kudva
Independent Director

Ravi Venkatesan
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Prof. John W. Etchemendy
Independent Director

BOARD AND COMMITTEES – INFOSYS LIMITED

The Board of Directors

R. Seshasayee
Chairman and Independent Director

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Prof. Jeffrey S. Lehman
Independent Director

Prof. John W. Etchemendy
Independent Director

Kiran Mazumdar-Shaw
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Ravi Venkatesan
Independent Director

Roopa Kudva
Independent Director

Executive officers

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

David D. Kennedy
Executive Vice President, General Counsel and Chief Compliance Officer

Board committees

Audit committee

Roopa Kudva
Chairperson and Financial Expert

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Corporate social responsibility committee

R. Seshasayee
Chairperson

Kiran Mazumdar-Shaw

Dr. Vishal Sikka

Nomination and remuneration committee

Prof. Jeffrey S. Lehman
Chairperson

Prof. John W. Etchemendy

Kiran Mazumdar-Shaw

R. Seshasayee

Risk and strategy committee

Ravi Venkatesan
Chairperson

Prof. John W. Etchemendy

Kiran Mazumdar-Shaw

R. Seshasayee

Roopa Kudva

Stakeholders relationship committee

Prof. Jeffrey S. Lehman
Chairperson

Prof. John W. Etchemendy

Ravi Venkatesan

Finance and investment committee

Roopa Kudva
Chairperson

Prof. John W. Etchemendy

Kiran Mazumdar-Shaw

Ravi Venkatesan

As on March 31, 2016

THE BOARD OF DIRECTORS – SUBSIDIARIES

EdgeVerve Systems Limited

Sandeep Dadlani
Chairperson

Michael Reh
Director

Arun Kumar Krishnan
Whole-time Director

Jonathan Heller
Director

Roopa Kudva
Independent Director

Sanjay Purohit
Director

Srinivasan Rajam
Independent Director

Infosys Americas Inc.

Sandeep Dadlani
Chairperson

Manish Tandon
Director

Mohit Joshi
Director

Infosys BPO Limited

U. B. Pravin Rao
Chairperson

Anup Uppadhayay
Chief Executive Officer and Managing Director

Prof. Jayanth R. Varma
Independent Director

Dr. Omkar Goswami
Independent Director

Roopa Kudva
Independent Director

Infosys Consulting Holding AG

(Formerly Lodestone Holding AG)

Sanjay Purohit
Chairperson

Jürgen Bauer
Acting Chief Executive Officer

Manish Tandon
Director

Rajesh K. Murthy
Director

U. B. Pravin Rao
Director

Infosys Nova Holdings LLC

Dr. Vishal Sikka
Chief Executive Officer

David D. Kennedy
Vice President

Ritika Suri
Vice President and Secretary

Infosys Public Services, Inc.

Prof. Jeffrey S. Lehman
Chairperson

Eric S. Paternoster
Chief Executive Officer

Manish Tandon
Director

Ravi Kumar S.
Director

Infosys Technologies (Australia) Pty. Limited

U. B. Pravin Rao
Chairperson

Andrew Groth
Chief Executive Officer

V. G. Dheeshjith
Director

Infosys Technologies (China) Co. Limited

Ravi Kumar S.
Chairperson

V. R. Rangarajan
Chief Executive Officer and Legal Representative

David D. Kennedy
Director

Mohit Joshi
Director

Tao Liu
Director

Infosys Technologies S. de R. L. de C. V.

Ravi Arcot
Legal Administrator

Infosys Technologies (Shanghai) Company Limited

Ravi Kumar S.
Chairperson

V. R. Rangarajan
Director and Legal Representative

David D. Kennedy
Director

Mohit Joshi
Director

Tao Liu
Director

Infosys Technologies (Sweden) AB

Rajesh K. Murthy
Chairperson

Eric S. Paternoster
Director

Mohit Joshi
Director

Infosys Tecnologia do Brasil Ltda.

Claudio Henrique Elsas
Legal Administrator

Kallidus Inc.

Arish Ali
Director

Dinesh R.
Director

Frank Clark
Director

Noah Consulting LLC

David G. Wagner
Director

John Ruddy
Director

Rajesh K. Murthy
Director

Robin Goswami
Director

Panaya Inc.

A. G. S. Manikantha
Director

Abdul Razack
Director

Doron Gerstel
Director

Skava Systems Private Ltd.

A. G. S. Manikantha
Director

Dinesh R.
Director

Sudha K. Varadarajan
Director

As on March 31, 2016

Key trends

Revenues [1]
(in ₹ crore)


33,734
40,352
50,133
53,319
62,441
2012
2013
2014
2015
2016

Net profit [1]
(in ₹ crore)


8,316
9,421
10,648
12,329
13,491
2012
2013
2014
2015
2016

Revenues [1]
(in US $ million)


6,994
7,398
8,249
8,711
9,501
2012
2013
2014
2015
2016

Net profit [1]
(in US $ million)


1,716
1,725
1,751
2,013
2,052
2012
2013
2014
2015
2016

Dividend payout ratio [2]
(in %)


29.7
29.9
39.7
49.8
49.7
2012
2013
2014
2015
2016

Market capitalization [3]
(in ₹ crore)


1,64,592
1,65,917
1,88,510
2,54,771
2,79,837
2012
2013
2014
2015
2016

Number of clients [3][4]


694
798
890
950
1,092
2012
2013
2014
2015
2016

Number of employees [3][4]


1,49,994
1,56,688
1,60,405
1,76,187
1,94,044
2012
2013
2014
2015
2016

For the detailed ratio analysis, refer to https://www.infosys.com/investors/reports-filings

[1] Based on IFRS consolidated financial statements

[2] Based on dividend declared, excluding special dividend and including corporate dividend tax

[3] At the end of the fiscal

[4] Consolidated

The year at a glance

Indian GAAP – standalone

in ₹ crore, except per equity share data

	2016	2015	Growth (%)
Financial performance			
Income	53,983	47,300	14.1
Gross profit	21,728	19,472	11.6
Operating profit (Profit Before Interest, Tax, Depreciation and Amortization)	15,763	13,962	12.9
Profit after tax and before exceptional item	12,750	11,752	8.5
Profit after tax and after exceptional item	15,786	12,164	29.8
EPS before exceptional item (par value of ₹5/- each): Basic	55.51	(1) 51.17	8.5
Diluted	55.51	(1) 51.17	8.5
EPS after exceptional item (par value of ₹5/- each): Basic	68.73	(1) 52.96	29.8
Diluted	68.73	(1) 52.96	29.8
Financial position			
Cash and cash equivalents	29,176	27,722	5.2
Current investments	2	749	(99.7)
Net current assets	30,560	29,037	5.2
Fixed assets	9,182	8,116	13.1
Non-current assets (excluding fixed assets)	17,488	10,945	59.8
Total assets	72,767	61,813	17.7
Non-current liabilities	73	30	143.3
Shareholders' fund	57,157	48,068	18.9

(1) *Adjusted for bonus shares allotted in June 2015*

Indian GAAP – consolidated

in ₹ crore, except per equity share data

	2016	2015	Growth (%)
Financial performance			
Income	62,441	53,319	17.1
Gross profit	24,832	21,485	15.6
Operating profit (Profit Before Interest, Tax, Depreciation and Amortization)	17,120	14,871	15.1
Profit after tax	13,678	12,372	10.6
EPS (par value of ₹5/- each): Basic	59.85	(1) 54.13	10.6
Diluted	59.84	(1) 54.13	10.6
Financial position			
Cash and cash equivalents	32,697	30,367	7.7
Current investments	75	872	(91.4)
Net current assets	34,564	31,739	8.9
Fixed assets	14,140	12,122	16.6
Non-current assets (excluding fixed assets)	9,248	6,925	33.5
Total assets	75,141	66,289	13.4
Non-current liabilities	126	50	152.0
Shareholders' fund	57,826	50,736	14.0

(1) *Adjusted for bonus shares allotted in June 2015*

IFRS – consolidated

in ₹ crore, except per equity share data

	2016	2015	Growth (%)
Revenues	62,441	53,319	17.1
Gross profit	23,343	20,436	14.2
Operating profit	15,620	13,832	12.9
Net profit	13,491	12,329	9.4
EPS (par value of ₹5/- each): Basic	59.03	(1) 53.94	9.4
Diluted	59.02	(1) 53.94	9.4
Financial position			
Cash and cash equivalents	32,697	30,367	7.7
Available-for-sale financial assets – Current	75	874	(91.4)
Net current assets	38,456	35,813	7.4
Property, plant and equipment	10,530	9,125	15.4
Intangible assets (including goodwill)	4,749	3,729	27.4
Non-current assets (excluding property, plant and equipment, intangible assets and goodwill)	8,415	6,302	33.5
Total assets	75,389	66,352	13.6
Non-current liabilities	371	206	80.1
Total equity	61,779	54,763	12.8

(1) *Adjusted for bonus shares allotted in June 2015*

in US $ million, except per equity share data

	2016	2015	Growth (%)
Revenues	9,501	8,711	9.1
Gross profit	3,551	3,337	6.4
Operating profit	2,375	2,258	5.2
Net profit	2,052	2,013	1.9
EPS (par value of ₹ 5/- ($0.16) each) : Basic	0.90	(1) 0.88	1.9
Diluted	0.90	(1) 0.88	1.9
Financial position			
Cash and cash equivalents	4,935	4,859	1.6
Available-for-sale financial assets – Current	11	140	(92.1)
Net current assets	5,804	5,731	1.3
Property, plant and equipment	1,589	1,460	8.8
Intangible assets (including goodwill)	717	597	20.1
Non-current assets (excluding property, plant and equipment, intangible assets and goodwill)	1,270	1,007	26.1
Total assets	11,378	10,615	7.2
Non-current liabilities	56	33	69.7
Total equity	9,324	8,762	6.4

(1) *Adjusted for bonus shares allotted in June 2015*

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ('the Company' or 'Infosys'), along with the audited financial statements, for the financial year ended March 31, 2016. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations

in ₹ crore, except per equity share data

Particulars	Standalone		Consolidated	
	2016	2015	2016	2015
Income from software services and products	53,983	47,300	62,441	53,319
Software development expenses	32,255	27,828	37,609	31,834
Gross profit	21,728	19,472	24,832	21,485
Selling and marketing expenses	2,694	2,549	3,431	2,946
General and administration expenses	3,271	2,961	4,281	3,668
Operating profit before depreciation	15,763	13,962	17,120	14,871
Depreciation and amortization	1,115	913	1,266	1,017
Operating profit	14,648	13,049	15,854	13,854
Other income	3,009	3,337	3,128	3,430
Profit before exceptional item and tax	17,657	16,386	18,982	17,284
Profit on transfer of business [(1)]	3,036	412	–	–
Profit before tax	20,693	16,798	18,982	17,284
Tax expense	4,907	4,634	5,301	4,911
Profit before minority interest and share in net profit / (loss) of associate	15,786	12,164	13,681	12,373
Share in net profit / (loss) of associate	–	–	(3)	(1)
Profit for the year	15,786	12,164	13,678	12,372
Surplus – opening balance	35,152	30,392	36,483	31,453
Dividend eliminated on consolidation of trust	–	–	28	21
Transfer from Special Economic Zone Re-investment Reserve on utilization [(2)]	591	–	591	–
Deconsolidation of trust [(3)]	–	(42)	–	–
Amount available for appropriation	51,529	42,514	50,780	43,846
Dividend				
Interim	2,297	1,723	2,297	1,723
Final	3,273	3,388	3,273	3,388
Total dividend	5,570	5,111	5,570	5,111
Dividend tax	1,134	1,034	1,134	1,034
Amount transferred to general reserve	1,579	1,217	1,579	1,217
Amount transferred to other reserve [(4)]	–	–	1	1
Amount transferred to Special Economic Zone Re-investment Reserve [(2)]	591	–	591	–
Surplus – closing balance	42,655	35,152	41,905	36,483
Earnings per share (EPS) before exceptional item [(5)(6)]				
Basic	55.51	51.17	59.85	54.13
Diluted	55.51	51.17	59.84	54.13
EPS after exceptional item [(5)(6)]				
Basic	68.73	52.96	59.85	54.13
Diluted	68.73	52.96	59.84	54.13

Notes : The above figures are extracted from the standalone and consolidated financial statements as per Indian Generally Accepted Accounting Principles (GAAP).

1 crore = 10 million

(1) On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve Systems Limited (EdgeVerve), to transfer the business of Finacle and Edge Services. Based on an enterprise valuation done by an independent valuer, the business was transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. Net assets amounting to ₹363 crore (including working capital amounting to ₹337 crore) have been transferred and accordingly a gain of ₹3,036 crore has been recorded as an exceptional item.

During the year ended March 31, 2015, based on an enterprise valuation done by an independent valuer, the business was transferred for a consideration of ₹421 crore with effect from July 1, 2014. Net assets amounting to ₹9 crore have also been transferred and accordingly a gain of ₹412 crore has been recorded as an exceptional item.

The transfer of assets and liabilities has been accounted for at carrying values and does not have any impact on the consolidated financial statements.

(2) The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.

(3) Effective January 1, 2015, the Infosys Limited Employees' Welfare Trust ('the Trust') has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

(4) Under the Swiss Code of Obligation, a few Infosys Consulting Holding AG (formerly Lodestone Holding AG) subsidiaries are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid-up share capital. To the extent it does not exceed one half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

(5) Equity shares are at par value of ₹5 per share.

(6) The Company has allotted 1,14,84,72,332 fully-paid-up equity shares of face value of ₹5 each in June 2015, and 57,42,36,136 fully-paid-up equity shares were allotted on December 2014, pursuant to a bonus issue approved by the shareholders. For the bonus issue, a bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Earnings per share (EPS) of the previous year has been adjusted for the bonus issue, in accordance with Accounting Standard (AS) 20 – Earnings Per Share.

Revenues – standalone

Our total income on a standalone basis increased to ₹53,983 crore from ₹47,300 crore in the previous year, at a growth rate of 14.1%. Our software export revenues aggregated to ₹52,709 crore, up by 14.6% from ₹45,993 crore in the previous year. Out of the total revenue, 66.0% came from North America, 21.8% from Europe, 2.4% from India and 9.8% from the Rest of the World. On a standalone basis, our share of revenues from all parts of the world outside North America has decreased to 34.0% in the current year from 36.0% in the previous year.

Revenues – consolidated

Our total income on a consolidated basis increased to ₹62,441 crore from ₹53,319 crore in the previous year, at a growth rate of 17.1%. Our software export revenues aggregated to ₹60,818 crore, up by 16.9% from ₹52,035 crore in the previous year. Out of the total revenue, 62.7% came from North America, 23.0% from Europe, 2.6% from India, and 11.7% from the Rest of the World. On a consolidated basis, our share of revenues from all parts of the world outside North America decreased to 37.3% in the current year from 38.5% in the previous year.

Profits – standalone

Our gross profit on a standalone basis amounted to ₹21,728 crore (40.2% of revenue), as against ₹19,472 crore (41.2% of revenue) in the previous year. Sales and marketing costs were 5.0% of our revenue for the year ended March 31, 2016 as compared to 5.4% for the year ended March 31, 2015. General and administration expenses were 6.1% and 6.3% of our revenues during the current year and previous year, respectively. The operating profit before depreciation amounted to ₹15,763 crore (29.2% of revenue), as against ₹13,962 crore (29.5% of revenue) in the previous year. The profit before exceptional item and tax was ₹17,657 crore (32.7% of revenue), as against ₹16,386 crore (34.7% of revenue) in the previous year. Net profit was ₹15,786 crore (29.2% of revenue), as against ₹12,164 crore (25.8% of revenue) in the previous year.

Profits – consolidated

Our gross profit on a consolidated basis amounted to ₹24,832 crore (39.8% of revenue), as against ₹21,485 crore (40.3% of revenue) in the previous year. Sales and marketing costs were 5.5% of our revenue for the years ended March 31, 2016 and March 31, 2015. General and administration expenses were 6.9% of our revenues each during the current year and previous year. The operating profit before depreciation amounted to ₹17,120 crore (27.4% of revenue), as against ₹14,871 crore (27.9% of revenue) in the previous year. The profit before tax was ₹18,982 crore (30.4% of revenue), as against ₹17,284 crore (32.4% of revenue) in the previous year. Net profit was ₹13,678 crore (21.9% of revenue), as against ₹12,372 crore (23.2% of revenue) in the previous year.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, we capitalized ₹2,163 crore. This comprises ₹945 crore for investment in computer equipment, ₹5 crore on vehicles and the balance of ₹1,213 crore on infrastructure.

In the previous year, we capitalized ₹2,540 crore. This comprised ₹694 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,843 crore on infrastructure.

Capital expenditure on tangible assets – consolidated

On a consolidated basis, we capitalized ₹2,379 crore including certain assets having gross book value of ₹4 crore taken over on acquisitions during the year. During the current year, ₹1,105 crore has been invested in computer equipment, ₹6 crore on vehicles, and the balance of ₹1,268 crore on infrastructure.

In the previous year, we capitalized ₹2,673 crore including assets having gross book value of ₹22 crore taken over on an acquisition. During the year, ₹778 crore has been invested in computer equipment, ₹6 crore on vehicles, and the balance of ₹1,889 crore in infrastructure.

Liquidity

We continue to be debt-free and maintain sufficient cash to meet our strategic objectives. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity enables us to make a rapid shift in direction, if there is a market demand. We believe that our working capital is sufficient to meet our current requirements. As on March 31, 2016, on a standalone basis, we had liquid assets of ₹30,711 crore, as against ₹29,705 crore at the previous year-end. On a consolidated basis, we had liquid assets of ₹34,371 crore at the current year-end, as against ₹32,543 crore at the previous year-end. These funds comprise deposits with banks and highly rated financial institutions, liquid mutual funds, fixed maturity plans, tax-free bonds and government bonds. The details of the tax-free bonds and government bonds are disclosed under the 'non-current and current investments' section in the financial statements in this Annual Report.

Appropriations

Dividend

The Board, in its meeting held on October 12, 2015, declared an interim dividend of ₹10 per equity share. Further, the Board, in its meeting held on April 15, 2016, has recommended a final dividend of ₹14.25 per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting to be held on June 18, 2016. The total dividend appropriation (excluding dividend tax) for the current year is ₹5,570 crore, as against ₹5,111 crore in the previous year. Dividend (including dividend tax) as a percentage of consolidated net profit after tax is 49.7%, as compared to 49.8% in the previous year.

The Register of Members and Share Transfer Books will remain closed on June 11, 2016 for the purpose of payment of the final dividend for the financial year ended March 31, 2016, and the Annual General Meeting. The Annual General Meeting is scheduled to be held on June 18, 2016.

Bonus shares

The Company has allotted 1,14,84,72,332 fully-paid-up equity shares of face value ₹5 each in June 2015 to the shareholders of the Company in proportion of 1:1 and consequently, the number of shares increased from 1,14,84,72,332 to 2,29,69,44,664.

The Company allotted 57,42,36,166 fully-paid-up equity shares of face value ₹5 each in December 2014 to the shareholders of the Company in proportion of 1:1 and consequently, the number of shares increased from 57,42,36,166 to 1,14,84,72,332.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the Notes to the financial statements provided in this Annual Report.

Transfer to reserves

We propose to transfer ₹1,579 crore to the general reserve on account of declaration of dividend. An amount of ₹42,655 crore is proposed to be retained in the surplus at the standalone level.

Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

Particulars of contracts or arrangements with related parties referred to in Section 188(1) of the Companies Act, 2013, in the prescribed Form AOC-2, is appended as *Annexure 2* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

The shareholders have approved the following resolutions through a postal ballot concluded on March 31, 2016:

- 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company under the Plan
- 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company's subsidiaries under the Plan
- Re-appointment of Prof. Jeffrey S. Lehman, as an Independent Director
- Appointment of Dr. Punita Kumar-Sinha, as an Independent Director
- Re-appointment of Dr. Vishal Sikka, Chief Executive Officer and Managing Director, on the following terms and conditions:
  - Base pay: An annual base salary of US$1,000,000 to be paid in accordance with the Company's normal practices and subject to withholding taxes;
  - Variable pay: Annual performance-based variable pay at a target level of US$3,000,000 less applicable tax and subject to the Company's achievement of fiscal year performance targets set by the Board as described in the postal ballot;
  - Stock compensation: Eligible to receive an annual grant of 1) US$2,000,000 of fair value in RSUs which vest over time ('time-based RSUs'), subject to continued service, and 2) US$5,000,000 in performance-based equity and stock options upon achievement of certain performance targets as described in the postal ballot;
  - Employee benefits and paid vacation as applicable to other whole-time directors of the Company;
  - Minimum and maximum remuneration: Should Dr. Sikka fail to achieve minimum performance targets, his remuneration as proposed will fall to US$3,000,000 annually, consisting of US$1,000,000 of base salary and US$2,000,000 of time-based RSUs. If Dr. Sikka's performance targets are exceeded, the performance-based payments for variable components of his compensation (variable pay and performance equity) will be capped at 150% of the target compensation for such variable components.

The details of the postal ballot result are provided in the *Corporate governance report* which forms part of this Annual Report.

Variation in market capitalization

	As at March 31,		Increase /
	2016	2015	(decrease) in %
Market capitalization (in ₹ crore)	2,79,837	2,54,771	9.8
Price earnings ratio (1)	20.4	20.5	(0.5)
Percentage increase in the market price of shares in comparison with the last public offer price (2)			6,56,600

Notes: Data based on share prices quoted on NSE

(1) Based on consolidated Indian GAAP financial statements

(2) Last public offer price in India has been adjusted for bonus issues and stock split.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Management's discussion and analysis is set out in this Annual Report.

2. Business

Strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while generating profitable growth for our investors. In order to do this, we will apply the priorities of 'renew' and 'new' to our own business and cascade it to everything we do.

These translate to the following strategic focus areas:

Build expansive, lasting relationships with our clients by delivering differentiated market offerings: Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We expand existing client relationships by providing them with a broad set of end-to-end service offerings and increase the size, nature and number of projects we do with them. Our specific industry, domain, process, and technology expertise allows us to enable clients to transform their businesses with innovative strategies and solutions. Through our transformation service offering, which we call 'Aikidō', we help our clients address key aspects of their business. Our 'Ai' offering, a result of our investments in building intellectual property, helps clients leverage software-based platforms to dramatically boost productivity and to deliver next-generation experiences to their customers. Our 'Ki' offering captures the know-how of existing client technology landscapes, which we then leverage for process improvements and transformation. With our 'Dō' offering, which incorporates Design Thinking concepts, we help clients identify and prioritize their most significant problems and solve them in rapid, iterative and innovative ways. We offer an end-to-end suite of high-quality, highly-responsive and innovation-led services spanning business consulting, IT services, software platform-based services and business process management. This enables us to partner with our clients on large, multi-year engagements.

Through our Zero Distance program, we help our clients innovate and derive more value from their projects. Zero Distance is the process of everyday innovation at Infosys whereby all employees are expected to innovate in their individual capacities and through their individual jobs. Zero Distance has a three-fold emphasis: to reduce the gap between us and the code we write, the gap between us and our clients, and the gap between us and the ultimate end-user.

We also plan to acquire new clients and increase our presence in new geographies and market segments by investing in targeted business development and marketing. We will position our brand as differentiated, global and respected.

Deliver solutions and services leveraging highly cost-effective models: Our strategy is to leverage software-based automation and our Global Delivery Model to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive. We are embracing artificial intelligence-based automation techniques and software automation platforms to boost productivity of our projects. We are leveraging software process engineering and collaboration technologies to improve process productivity.

Our Global Delivery Model provides scale, quality, expertise, cost and time-to-market advantages to our client projects. The model enables us to work at the location where the best talent is available and where it makes the best economic sense with the least amount of acceptable risk. Over the last 30 years, we have developed our distributed execution capabilities to deliver high-quality and scalable services. This scalable infrastructure complements our ability to deliver project components that are executed round the clock and across time zones, enabling us to reduce project delivery times.

Enhance our operational processes for agility and optimal cost: We periodically assess the effectiveness of our organization structure and processes to optimize it for alignment with our strategic objectives

and agility. We continually evaluate critical cross-functional processes and benchmark them with best-in-class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters such as the cost and utilization of resources, distribution of employees around the world, cost of operating our campuses and whether we are optimally realizing the efficiencies of scale.

Last year, we launched our Zero Bench program. This program allows us to effectively deploy our un-utilized resources into internal projects. Zero Bench enables employees to fulfill their professional aspirations while at the same time helping us to improve our employee engagement and our operational efficiency.

Attract and retain a global, diverse, motivated and high-performing employee base : Our employees are our biggest assets. To meet the evolving needs of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We offer our employees challenging work assignments, benchmarked compensation and a collaborative, productive work environment. Our performance management system is objective and rewards performance. We invest substantially in employee engagement to motivate employees and encourage social communication and collaboration.

Teaching and learning are central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help them stay abreast of new developments in software technologies, spur innovation and build a lifelong career at Infosys.

We are guided by our value system which motivates our attitudes and actions. Our core values are Client value, Leadership by example, Integrity and transparency, Fairness and Excellence (C-LIFE).

Pursue strategic alliances and acquisitions : We leverage alliances that complement our core competencies. We partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients. We have also expanded the scope of our collaborations to encompass universities and research organizations.

We will deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

We have an innovation fund with an outlay of US $500 million to tap into innovation networks of early-stage companies and universities to gain access to new thinking and business models.

Organization

Our go-to-market business units are organized as follows :

- Financial Services
- Manufacturing
- Retail, CPG and Logistics
- Energy, Utilities, Communications and Services
- Hi-tech
- Life Sciences, Healthcare and Insurance
- China
- Japan
- India
- Infosys Public Services

Our service delivery is organized as horizontal centers of excellence :

- Infosys Global Consulting
- Global Delivery
  - Enterprise Solutions
  - Infosys Digital
  - Enterprise Mobility
  - Application Development Services
  - Application Management Services
  - Application Modernization Services
  - Independent Validation Solutions
  - Data and Analytics
  - Engineering Services
  - Cloud and Infrastructure Services
  - Infosys Center for Emerging Technology Solutions
- Products
  - Finacle®
  - EdgeVerve
- Platforms
  - Panaya
- Skava
- Infosys BPO

Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We derived 97.1% of our consolidated revenues from repeat business this fiscal. We, along with our subsidiaries, added 325 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,092. The client segmentation for the current and previous years on a consolidated basis is as follows :

Clients	2016	2015
1 million dollar +	558	529
5 million dollar +	268	244
10 million dollar +	177	159
25 million dollar +	88	83
50 million dollar +	52	47
75 million dollar +	31	29
100 million dollar +	14	15
200 million dollar +	6	4
300 million dollar +	1	–

Infrastructure

We added 19.67 lakh sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2016 stands at 423.35 lakh sq. ft. The number of marketing offices as on March 31, 2016 was 85, the same as the previous year.

Infosys Innovation Fund

We have an innovation fund with an outlay of US $500 million to tap into innovation networks of early-stage companies and universities to gain access to new thinking and business models.

Through the Infosys Innovation Fund, we have invested in six start-ups this year.

Subsidiaries and associates

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation services. At the beginning of the year, we had 13 direct subsidiaries, 29 step-down subsidiaries and one associate. As on March 31, 2016, we have 16 direct subsidiaries, 30 step-down subsidiaries and one associate.

During the year, the Board of Directors ('the Board') reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared consolidated financial statements of the Company, which forms part of this Annual Report. Further, a statement containing the salient features of the financial statement of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides the details of performance and financial positions of each of the subsidiaries.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of each of its subsidiaries, are available on our website, *www.infosys.com*. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

During the year, investments were made in the following subsidiary and new acquisitions:

- EdgeVerve Systems Limited (EdgeVerve): On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the businesses were transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. The consideration was settled through the issue of 85,00,00,000 equity shares amounting to ₹850 crore and 23,49,00,000 non-convertible redeemable debentures amounting to ₹2,349 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.
- Kallidus Inc. and Skava Systems Pvt. Ltd. (Kallidus): On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients, and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US$91 million (approximately ₹578 crore) and a contingent consideration of up to US$20 million (approximately ₹128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017.
- Noah Consulting LLC (Noah): On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting LLC, a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US$33 million (approximately ₹216 crore) and a contingent consideration of up to US$5 million (approximately ₹33 crore on acquisition date) and retention bonus of up to US$32 million (approximately ₹212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary. The payment of contingent consideration to the sellers of Noah was dependant upon the achievement of certain financial targets by Noah for the years ended December 31, 2015 and December 31, 2016. During the year ended March 31, 2016, based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

Products

EdgeVerve Systems Limited, a wholly-owned subsidiary of Infosys, develops innovative software products and offers them on premise and on the cloud. Our products help businesses develop deeper connections with stakeholders, power continuous innovation and accelerate growth in the digital world. We power our clients' growth in rapidly-evolving areas like banking, interactive commerce, distributive trade, credit servicing, customer service and enterprise buying.

Today, EdgeVerve products and platforms are used by global corporations across industries such as financial services, insurance, retail and CPG, life sciences, manufacturing, and telecom. Our solutions are available in two broad categories – Edge suite and Finacle®.

Finacle®, our universal banking solution suite, is the choice of financial institutions across 92 countries and serves over 839 million bank customers. Finacle® solutions address the core banking, e-banking, mobile banking, CRM, payments, treasury, origination, liquidity management, Islamic banking, wealth management, and analytics needs of financial institutions. Finacle® solutions are consistently rated as a leader in the market by top industry analysts and is proven to be the most scalable banking platform globally.

Platforms

An important part of our strategy is the creation of the 'Infosys Platform' which consists of the Infosys Information Platform (IIP) and the Infosys Automation Platform (IAP). Our platforms leverage open source software components, and / or our proprietary software products, all of which can be deployed in the public or private cloud or on the customer's premise.

- IIP: Our IIP helps enterprises embark on their Big Data journey by providing a compelling price-performance ratio in data processing while also enabling them to take advantage of innovations happening in the open source community. IIP is based on an assembly of tested open source components and offers rapid deployment as a base for a broad variety of industry-specific scenarios.
- IAP: Our IAP, which was built on top of IIP, enables improved efficiencies in IT operations. IAP helps ensure business outcomes by monitoring and analyzing in near real-time, the health of all layers of IT systems including business processes, applications and infrastructure leveraging stream processing and Big Data technologies. IAP aims to predict issues using knowledge models, machine learning algorithms and predictive analytics and prevent business disruptions through proactive interventions. IAP automates repetitive tasks in IT operations and leverages advanced capabilities like natural language processing and artificial intelligence.
- Panaya: Panaya, an Infosys company, is a leader in ERP change analytics and cloud-based enterprise software testing. The Panaya CloudQuality™ Suite disrupts the risk, time and costs required to deliver all types of SAP® and Oracle® EBS changes. Powered by Big Data analytics and aggregating since 2008, Panaya CloudQuality™ Suite delivers insights that tell organizations what will break, how to fix it and what to test. It is constantly improving and finding smarter ways to perform everything from day-to-day maintenance to major projects.

Skava

Skava, an Infosys company, powers the next generation of digital transformation for leading retailers worldwide by delivering the most versatile technology platform in the industry. Skava enables digital shopping experiences for global brands across mobile, tablet, desktop, in-store, and all emerging channels.

Open Source

OSSmosis, the Infosys Open Source program, was set up with an objective of 'nurturing innovation through Open Source adoption and contribution'. Through this program, over 25,000 employees have been trained on key Open source technologies; 12 key communities of practices, including BigData and DevOps, have been setup; new and existing partners are engaged for enablement, joint solutions and go-to-market. Over 100 key contributors have been contributing to forums like Spark, Selenium, Jenkins etc. Infosys' POV on Open Source (*https://www.infosys.com/information-platform/Documents/OSSmosis-open-source-journey.pdf*) was acknowledged by several clients, and executives.

Quality

We continue our journey of delivering value to our clients through significant investments in quality programs. While sustaining existing external benchmarks and certifications, we have added new certifications and further enhanced our programs and initiatives

to renew our commitment to the culture of quality, client value, innovation and productivity improvement.

We continue to adhere to international quality standard certifications such as ISO 9001, ISO 22301, ISO 20000, ISO 27001, AS EN 9100, ISO 13485, TL 9000 SV, OHSAS 18001 and ISO 14001. We have received an independent auditors' assurance report on compliance to ISAE 3402 / SSAE16 and a certification of compliance on PCIDSS V 3.0 for Infosys BPO Limited. We also get assessed at CMMi Level 5. According to the Process Maturity Profile published by the CMMi Institute of Carnegie Mellon University in December 2015, only 7% of 12,691 organizations globally are operating at Level 5, which is the highest level of process maturity.

Our Quality department handles large change management initiatives to drive quality and productivity improvements across the Company, using various techniques such as Six Sigma, Lean methodology, and engineering levers like Reuse, Automation and Tools.

Our Quality department partners with business units to help implement and sustain the Zero Distance program, an initiative to infuse grassroots innovation across all our projects, and effectively measure benefits to the client, and ensure substantial client impact.

We continue to fine-tune our Client Value Survey to capture the voice of our customers, and to assess client expectations as an ongoing process. The data that is collected is analyzed around satisfaction, advocacy, loyalty, fulfillment and value for money, and helps us draw action plans to improve client experience.

Branding

The Infosys brand is a key intangible asset of the Company. It positions Infosys as the next-generation services company that would help enterprises renew themselves while also creating new avenues to generate value. Brand Infosys is being built around the premise that software, in a very fundamental way, is reshaping the world around us. And because of this, there is a duality that every business faces – on the one hand, the need to renew existing systems, to improve their effectiveness with new technologies and innovation, and on the other hand, the need to deliver completely new kinds of services and new solutions in new ways using next-generation technologies. Infosys helps its clients achieve this dual agenda in a culture of learning and innovation at the grassroots level. The way Infosys connects with its clients, builds out great ideas and creates value from innovations is called Zero Distance – describing its approach to operating at the intersection of desirability, feasibility and viability.

Our marketing reach extends globally through advertisements, public relations and digital marketing initiatives. We participate in premier business and industry events around the world. We also organize signature events and roundtables across geographies. 'Confluence', our flagship client event, is consistently well-attended and rated highly by our clients and industry partners.

Awards and recognition

In fiscal 2016, we were conferred multiple awards and recognition, both international and national. The major ones among them are listed as follows:

Business and management

- We won the 'Corporate Citizen of the Year Award' at the Economic Times Award 2015.
- The Institute of Company Secretaries of India honored us with the certificate of recognition for adopting exemplary corporate governance practices at the National Awards for Excellence in Corporate Governance.
- Our Annual Report 2014-15 received the Gold award in the IT category at the League of American Communications Professionals Vision Awards 2014. In the Asia-Pacific region category, we were featured among the top 50 reports, while the letter to the shareholder was adjudged the 'Best Shareholder Letter'.
- We were ranked among Asia's Most Admired Brands of 2014 by World Consulting & Research Corporation, a leading brand rating and ranking company.

Banking

- Infosys Finacle® has been named a leader by Forrester Research, Inc. in *The Forrester Wave™ : Mobile Banking Solutions, Q4 2015* report, and in *The Forrester Wave™ : Omnichannel Banking Solutions, Q3 2015* report.
- We were positioned as a Leader and Star Performer in 2015 Banking Application Outsourcing PEAK Matrix™ by Everest.
- We received the Highest Product Score in 'Gartner Critical Capabilities for International Retail Core Banking' Report. Finacle® emerged as the leading solution with the highest scores across all the use-cases presented.

ERP services

- We won the 2015 Oracle Excellence Award for the strategic focus areas of SaaS and PaaS, and Specialized Partner of the Year, North America, for CX Cloud as well as PaaS.
- We were positioned as a Leader in Gartner's Magic Quadrant for Oracle Application Management Services as well as for SAP Implementation Services Worldwide, 2015.

Technology innovation

- We were recognized as one of the 'most relevant' service providers for digital strategy in North America by the Everest Group in a report titled 'North America Digital Adoption Survey – How Pervasive is Your Digital Strategy?'
- IDC Energy Insights, a leading market intelligence and advisory services firm, positioned Infosys as a 'major player' for providing professional services to the oil and gas industry.
- We were positioned as a Leader in Gartner's Magic Quadrant for Application Testing Services, Worldwide, 2015.
- We were rated as 'Leaders' in the Forrester Global Wave for Workplace Transformation.
- We were positioned as a 'Major Player' in the IDC MarketScape on Microsoft implementation services.
- The IDC MarketScape report, 'Worldwide Manufacturing PLM Strategic Consulting 2015 Vendor Assessment' positioned Infosys as a 'Leader' in providing manufacturing product lifecycle management (PLM) strategic consulting.

Sustainability awards

- We were awarded the Leadership in Energy and Environment Design (LEED) India Platinum rating for two of our buildings in Pune and Bangalore.
- At The Energy Award, London, we won the Innovative Technology of the Year award.
- Infosys was placed third in the Industrial Water Use Efficiency category at the Federation of Indian Chambers of Commerce and Industry Water Awards.
- We received the NDTV Property Award under the Most Environment-Friendly Commercial / Office Space category.
- We also won the Golden Peacock Award under the Corporate Award for Sustainability – India category.
- The Solar Energy Global Conference and Awards recognized Infosys under four categories: Best Company for Commercial Rooftop Installations, Best Company for Sustainability in Solar Energy, Company of the Year, and Best Company for Green Initiatives.

For the complete list of awards and recognition won by Infosys, refer to *https://www.infosys.com/about/awards*

3. Human resources management

We have set up a scalable recruitment and human resources management process. Over the last year, on a standalone basis, we received 11,15,745 applications from prospective employees. The Infosys Group added 17,857 (net) and 52,545 (gross) employees this year, taking the total strength to 1,94,044 from 1,76,187 at the end of the previous year.

On a standalone basis, the attrition rate for fiscal 2016 stands at 13.6%, compared to 18.9% for the previous year.

Human resources management at Infosys goes beyond the set boundaries of compensation, performance reviews and development. We look at the employee's entire lifecycle, to ensure timely interventions that help build a long-lasting and fruitful career. With this in mind, we initiated several positive changes in our HR practice this year.

A large part of our focus in fiscal 2015 was on listening to employee feedback to make the right changes. Zero Distance, a movement to bring innovation to every project at Infosys, facilitated by a five-point framework of innovation was an example of employee engagement built through ground-up involvement in organizational growth and strategy. Through the year, we gathered feedback from employees across all our communication channels and platforms, including our annual employee engagement survey (LITMUS 2016). From LITMUS, we identified a number of tracks to be actionized, and invited employees to be a part of these. We also worked on an exercise to identify influencer groups within the organization, whose networks could be leveraged to spread ideas of innovation and collaboration. To ensure that employees are able to be their productive best, we worked on simplifying internal processes through a collaborative effort with various teams. Rewards and recognition in terms of the annual awards for excellence, quarterly promotions, and unit awards continued.

As part of the focus on human resources development during fiscal 2016, we introduced iCount, the renewed performance management system. We moved away from the bell curve, to focus on individual employee contribution and continuous feedback, and built a self-serviced platform to empower employees to design their own journey within the organization.

To foster a positive workplace environment, free from harassment of any nature, we have institutionalized the Anti-Sexual Harassment Initiative (ASHI) framework, through which we address complaints of sexual harassment at the workplace. Our global policy assures discretion and guarantees non-retaliation to complainants. We follow a gender-neutral approach in handling complaints of sexual harassment and we are compliant with the law of the land wherever we operate. We have also constituted an Internal Complaints Committee (ICC) in all locations across India to consider and address sexual harassment complaints in accordance with the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

The details of issues raised and resolved regarding sexual harassment of women at the workplace are available in the *Enhancing employee value* section in the Business Responsibility Report which forms part of this Annual Report.

Talent fulfillment

We continue to improve our talent supply chain processes to maintain a consistent high utilization throughout the year and effectively support our higher growth.

In fiscal 2016, we launched an innovative program named 'Zero Bench' to productively engage employees who are on bench (between client engagements) to create valuable outcomes for the organization. Our employees can now leverage our training infrastructure to upgrade their skills during their bench period and also work on short, internal projects of their choice, to gain exposure, hone their skills, extend networks, while delivering value.

To foster a culture of innovation and rapid problem-solving using technology, we launched the second season of the Infosys Global Hackathon. During this fiscal, we also launched Compass, a digital platform to mobilize opportunities in careers, learning and networks within the organization.

Education, training and assessment

Learning and education are at the foundation of Infosys. Competency development continues to be a key area of strategic focus for us. During fiscal 2016, the total training provided for Infoscions was over 2.12 million person days. Many of our employees also took external certifications, creating a large pool of certified people.

To enhance the innovation quotient among the workforce, we conducted the Design Thinking program, which trains individuals in an empathetic, customer-centric mode of problem-finding and problem-solving. The total number of participants benefiting from the Design Thinking training crossed 80,000 as of March 31, 2016. The Design Thinking training has been imparted to client teams, leadership teams, Infoscions and fresh recruits.

Our industry-academia partnership program, Campus Connect, made progress through the launch of electives to help engineering colleges run new programs within their curricula. During fiscal 2016, we engaged with 1,225 faculty members who in turn trained 40,996 students. With this, the total number of beneficiaries covered has reached 13,111 faculty members and 3,71,639 students from 317 engineering institutions.

Our knowledge management system set a new record by winning the Global Most Admired Knowledge Enterprise (MAKE) award for the 11th time, Asian MAKE award for the 13th time and Indian MAKE award for the 11th time.

Infosys Leadership Institute

The vision of the Infosys Leadership Institute (ILI) is to be recognized as a globally respected institution that is committed to developing leaders within Infosys. The primary purpose of the institute is to develop and prepare senior leaders of the organization for current and future executive leadership roles. ILI employs a wide range of developmental approaches including classroom training, coaching, 'leaders teach' and experience-sharing sessions. Senior leaders from across Infosys and its subsidiaries are the beneficiaries of ILI's programs.

Particulars of employees

The ratio of remuneration of each director to the median of employees' remuneration as per Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 forms part of the *Board's report* (*Annexure 3a*).

A statement containing the names of every employee posted in India throughout the financial year and in receipt of a remuneration of ₹60 lakh or more, or posted for part of the year and in receipt of ₹5 lakh or more a month, under Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 forms part of the *Board's report* (*Annexure 3b*). The details of employees posted outside India can be made available on request.

Employees' stock options / Restricted stock units

2015 Stock Incentive Compensation Plan

The shareholders approved the issuance of stock incentives to the employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan ('the 2015 Plan') in the recently concluded postal ballot on March 31, 2016. The 2015 plan is in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014 and the details are also available on our website (*https://www.infosys.com/investors/corporate-governance*). The purpose of the 2015 Plan is to:

- Attract, retain and motivate talented and critical employees;
- Encourage employees to align individual performance with Company objectives; and
- Reward employee performance with ownership.

The 2015 Plan provides for stock incentives to eligible employees such as Restricted Stock Units (RSU) and stock options (together 'Stock Incentives'). Subject to applicable law and conditions for exercise, eligible employees are entitled to receive equity shares, American Depositary Receipts (ADRs) or cash on exercise of the Stock Incentives. The Stock Incentives vest over a period of four years from the date of the grant, or such other period as decided in the sole discretion by the Administrator. The 2015 Plan shall be administered by the nomination and remuneration committee of the Board constituted by the Company pursuant to the provisions of Section 178 of the Companies Act, 2013 ('the Administrator'). The Administrator's decisions, determinations, and interpretations will be final and binding on all eligible employees and participants under the 2015 Plan. Each Stock Incentive shall be evidenced by an award agreement that will specify such terms and conditions as the Administrator will determine, including whether the eligible employees will get equity shares of the Company, ADRs of the Company or cash on exercise of the Stock Incentives.

The Board had, in October 2015, recommended that the Company create a pool of up to 2% of the shares outstanding towards the 2015 Plan for employees of the Company. The Management has recommended to the Board that a budget of 1% of the shares outstanding be allocated at this time to the needs of the Plan, amounting to approximately 2,40,38,883 equity shares. This 1% pool includes 1,12,23,576 treasury shares of the Company that are currently held in trust towards the 2011 RSU Plan. Consequently, an additional 1,28,15,307 equity shares, amounting to 0.56% of the shares outstanding, will be required to be set aside for the 2015 Plan. We expect the pool of 2,40,38,883 shares to be granted over a period of four to seven years.

To calculate the employee compensation cost, the Company uses the Fair Value Method for the valuation of the Stock Incentives granted.

The exercise price for the restricted stock units will be equal to the par value of the shares and the exercise price of stock options would be market price as on the date of the grant.

The total number of equity shares and ADRs to be allotted pursuant to the exercise of the Stock Incentives under the 2015 Plan to the employees of the Company and its subsidiaries shall not cumulatively exceed 2,40,38,883 equity shares (approximately 1% of the issued capital) of which 1,70,38,883 shares will be issued as RSUs at par value (including shares currently held under the RSU 2011 Plan amounting to 1,12,23,576 equity shares) and 70,00,000 will be issued as stock options at market price. The mix of RSUs, options or other equity rights under the Plan may be adjusted in the sole determination of the Administrator from time to time.

In June 2015, the Company, based on the recommendation of the nomination and remuneration committee, made a grant of 1,24,061 RSUs to Dr. Vishal Sikka. The grant price was ₹5 per RSU and the RSUs would vest subject to the achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further, the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016.

During fiscal 2016, Dr. Vishal Sikka exercised 10,824 options and held 2,21,505 options outstanding as on March 31, 2016.

The details of the employee stock options / RSU plan form part of the Notes to accounts of the financial statements in this Annual Report.

4. Corporate governance

Our corporate governance philosophy

Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the goal of corporate governance is to ensure fairness for every stakeholder. We believe sound corporate governance is critical to enhance and retain investor trust. We always seek to ensure that our performance is driven by integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2016 forms part of this Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical background, age, ethnicity, race and gender, which will help us retain our competitive advantage. The Board has adopted the Board Diversity Policy which sets out the approach to diversity of the Board of Directors. The Board Diversity Policy is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/board-diversity-policy.pdf*). More detail on diversity is available in the *Corporate governance report* that forms part of this Annual Report.

Number of meetings of the Board

The Board met eight times during the financial year, the details of which are given in the *Corporate governance report*. The maximum interval between any two meetings did not exceed 120 days, as prescribed in the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. On March 31, 2016, the Board consists of nine members, two of whom are executive or whole-time directors, and seven are independent directors.

The policy of the Company on directors' appointment and remuneration, including criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf*). There has been no change in the policy since the last fiscal year. We affirm that the remuneration paid to the directors is as per the terms laid out in the nomination and remuneration policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Board evaluation

SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, mandates that the Board shall monitor and review the Board evaluation framework. The framework includes the evaluation of directors on various parameters such as:

- Board dynamics and relationships
- Information flows
- Decision-making

- Relationship with stakeholders
- Company performance and strategy
- Tracking Board and committees' effectiveness
- Peer evaluation

The Companies Act, 2013 states that a formal annual evaluation needs to be made by the Board of its own performance and that of its committees and individual directors. Schedule IV of the Companies Act, 2013 states that the performance evaluation of independent directors shall be done by the entire Board of Directors, excluding the director being evaluated.

The evaluation of all the directors and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The evaluation process has been explained in the *Corporate governance report*. The Board approved the evaluation results as collated by the nomination and remuneration committee.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of training and familiarization program are provided in the *Corporate governance report* and is also available on our website (*https://www.infosys.com/investors/corporate-governance*). Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf*).

Infosys' code of conduct for the prevention of insider trading

The Board of Directors has adopted the Insider Trading Policy in accordance with the requirements of the SEBI (Prohibition of Insider Trading) Regulation, 2015 and the applicable US Securities laws. The Insider Trading Policy of the Company lays down guidelines and procedures to be followed, and disclosures to be made while dealing with shares of the Company, as well as the consequences of violation. The policy has been formulated to regulate, monitor and ensure reporting of deals by employees and to maintain the highest ethical standards of dealing in Company securities.

The Insider Trading Policy of the Company covering code of practices and procedures for fair disclosure of unpublished price sensitive information and code of conduct for the prevention of insider trading, is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf*)

Listing Agreement

The Securities and Exchange Board of India (SEBI), on September 2, 2015, issued SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 with the aim to consolidate and streamline the provisions of the Listing Agreement for different segments of capital markets to ensure better enforceability. The said regulations were effective December 1, 2015. Accordingly, all listed entities were required to enter into the Listing Agreement within six months from the effective date. The Company entered into Listing Agreement with BSE Limited and the National Stock Exchange of India Limited during December 2015.

Policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 mandated the formulation of certain policies for all listed companies. All our corporate governance policies are available on our website (*https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*). The policies are reviewed periodically by the Board and updated based on need and new compliance requirement.

In addition to its Code of Conduct and Ethics, key policies that have been adopted by the Company are as follows:

Name of the policy	Brief description	Web link
Recoupment Policy	The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements.	*https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf*
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted the whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's code of conduct and ethics. There has been no change to the Whistleblower Policy adopted by the Company during fiscal 2016.	*https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf*
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, key managerial personnel and other employees.	*https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf*
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment and lowering its resource footprint.	*https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf*
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material non-listed Indian subsidiaries of the Company and to provide the governance framework for them.	*https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf*
Related Party Transaction Policy	The policy regulates all transactions between the Company and its related parties	*https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf*
Insider Trading Policy	The policy provides the framework in dealing with securities of the Company.	*https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf*

Name of the policy	Brief description	Web link
Corporate Policy Statement on Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets.	*https://www.infosys.com/investors/corporate-governance/Documents/corporate-policy-statement-investor-relations.pdf*
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the Company's corporate policy statement on investor relations, which deals with the dissemination of unpublished, price-sensitive information. The Board amended the corporate policy statement on investor relations to make it consistent with the materiality policy and conform to the U.S. regulations.	*https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf*
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries.	*https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf*

Directors and Key Managerial Personnel

Chairman of the Board

K. V. Kamath stepped down as Chairman and Independent Director of the Company effective June 5, 2015 consequent to his appointment as the President of the New Development Bank promoted by BRICS nations. R. Seshasayee, an independent director, took over as the Chairman of the Board effective June 5, 2015.

Inductions

The Board made the following appointments / re-appointments based on the recommendations of the nomination and remuneration committee :

- Re-appointment of Prof. Jeffrey S. Lehman as an Independent Director of the Board effective April 14, 2016.
- Appointment of Dr. Punita Kumar-Sinha as an Independent Director of the Board effective January 14, 2016.
- Re-appointment of Dr. Vishal Sikka as Chief Executive Officer and Managing Director of the Company with effect from April 1, 2016.

We thank the shareholders for their support in confirming the above-mentioned appointments in the recently-concluded postal ballot on March 31, 2016.

The Board, on the recommendations of the nomination and remuneration committee, also appointed :

- M. D. Ranganath as the Chief Financial Officer effective October 12, 2015.
- A. G. S. Manikantha as Company Secretary effective June 22, 2015. Further, the Board appointed A. G. S. Manikantha as the Compliance Officer for SEBI Listing regulations with effect from December 1, 2015.

Re-appointments

As per the provisions of the Companies Act 2013, Dr. Vishal Sikka, retires by rotation at the ensuing Annual General Meeting and being eligible, seeks re-appointment. The Board recommends his re-appointment.

Retirements and resignations

K. V. Kamath resigned as Independent Director with effect from June 5, 2015, consequent to his nomination as president of the BRICS New Development Bank. The Board places on record its appreciation for the services rendered by K. V. Kamath during his tenure with the Company.

Carol M. Browner resigned as Independent Director with effect from November 23, 2015 due to personal reasons. The Board places on record its appreciation for the services rendered by Carol M. Browner during her tenure with the Company.

Rajiv Bansal resigned as CFO with effect from October 12, 2015. The Board places on record its appreciation for the services rendered by him during his tenure with the Company.

Committees of the Board

Currently, the Board has six committees : the audit committee, the nomination and remuneration committee, the corporate social responsibility committee, the stakeholders relationship committee, the risk and strategy committee, and the finance and investment committee. All committees, except the corporate social responsibility committee, consist entirely of independent directors. A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report* section of this Annual Report.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial disclosures.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and Company's operations in future.

Extract of annual return

In accordance with Section 134(3)(a) of the Companies Act, 2013, an extract of the annual return in the prescribed format is appended as *Annexure 6* to the *Board's report.*

Directors' responsibility statement

The financial statements are prepared in accordance with the Generally Accepted Accounting Principles (GAAP) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act'), read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). There are no material departures from the prescribed accounting standards in the adoption of these standards.

The directors confirm that :

- In preparation of the annual accounts for the financial year ended March 31, 2016, the applicable accounting standards have been followed.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period.

- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws and such systems are adequate and operating effectively.

5. Auditors

Statutory auditors

At the Annual General Meeting held on June 14, 2014, B S R & Co. LLP, Chartered Accountants, were appointed as statutory auditors of the Company to hold office till the conclusion of the Annual General Meeting to be held in the calendar year 2017. In terms of the first proviso to Section 139 of the Companies Act, 2013, the appointment of the auditors shall be placed for ratification at every Annual General Meeting. Accordingly, the appointment of B S R & Co. LLP, Chartered Accountants, as statutory auditors of the Company, is placed for ratification by the shareholders.

The Auditors' Report for fiscal 2016 does not contain any qualification, reservation or adverse remark. The *Auditors' Report* is enclosed with the financial statements in this Annual Report.

Secretarial auditor

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, was appointed to conduct the secretarial audit of the Company for the fiscal 2016, as required under Section 204 of the Companies Act, 2013 and Rules thereunder. The secretarial audit report for fiscal 2016 forms part of the Annual Report as *Annexure 5* to the *Board's report*. The Secretarial Audit Report does not contain any qualification, reservation or adverse remark.

The Board has appointed Parameshwar G. Hegde, Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor of the Company for fiscal 2017.

Auditors' certificate on corporate governance

As required by SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the auditors' certificate on corporate governance is enclosed as *Annexure 4* to the *Board's report*. The auditors' certificate for fiscal 2016 does not contain any qualification, reservation or adverse remark.

6. Corporate social responsibility

Infosys has been an early adopter of corporate social responsibility (CSR) initiatives. The Company works primarily through its CSR trust, the Infosys Foundation, towards supporting projects in eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environmental sustainability, disaster relief and rural development projects.

As per the Companies Act, 2013, all companies having a net worth of ₹500 crore or more, or a turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year are required to constitute a CSR committee of the Board of Directors comprising three or more directors, at least one of whom should be an independent director. All such companies are required to spend at least 2% of the average net profits of their three immediately preceding financial years on CSR-related activities. Accordingly, the Company was required to spend ₹256 crore towards CSR activities, out of which ₹202 crore was utilized on activities specified in Schedule VII of the Companies Act, 2013. A few of the projects undertaken are multi-year projects. In addition, as part of its ongoing CSR programs, the Company has spent ₹10 crore on Chennai flood relief and rehabilitation activities and ₹76 crore on multiple CSR initiatives – including environmental sustainability and conservation of natural resources aimed at long-term sustainability of the ecosystem – which were not covered under Schedule VII of the Companies Act, 2013. At the consolidated level, the total expenditure on CSR activities, as specified in Schedule VII of the Companies Act, 2013, was ₹216 crore.

Details of the CSR policy and initiatives adopted by the Company on CSR during the year is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf*). The annual report on our CSR activities is appended as *Annexure 7* to the *Board's report*.

Infosys Foundation

Established in 1996 as a not-for-profit trust for social welfare activities, the Infosys Foundation has grown as a pioneer and guide in implementing programs in the areas of healthcare, education, hunger eradication, rural development, disaster relief, arts and culture, and destitute care across India.

The highlights of the Foundation's work in fiscal 2016 included setting up of a center for artificial intelligence at the Indraprastha Institute of Information Technology, Delhi, help in rebuilding communities in calamity-hit Visakhapatnam and flood-affected Chennai, aid in building toilets in schools in Odisha, conservation of the endangered Olive Ridley turtles and partnership with Bharatiya Vidya Bhavan in 11 states to promote underprivileged artists. The Foundation also supported the construction of water facility and enclosures for animals at the Bannerghatta National Park in Bangalore, and efforts to conserve India's vast medical heritage.

The Foundation has also been relentlessly continuing its pursuits to improve healthcare and education in rural India. For more details on the Foundation's activities, refer to the website, *https://www.infosys.com/infosys-foundation*.

It is with deep gratitude that we acknowledge the efforts of our employee volunteers. We also thank the trustees of the Foundation, who continue to devote their time and effort in planning, guiding and monitoring its activities.

Infosys Foundation USA

Infosys Foundation USA took on a leadership role in supporting and expanding access to Computer Science (CS) and Maker education across the U.S., especially in under-represented and underserved communities. In fiscal 2016, as part of its mission to prepare students for an increasingly digital future, Infosys Foundation USA engaged and invested in CS and Maker-related programs in the following key areas:

- CS professional development: A shortage of trained teachers continues to be the most critical bottleneck for expanding CS in schools. By providing foundational support for organizations like Code.org and initiatives like CS PD Week, Infosys Foundation USA supported CS professional development (teacher training) opportunities for several thousand teachers nationwide, especially in high-poverty regions.
- CS teacher support: Access to tools and infrastructure is another area where resources are required for teachers who seek to bring CS to their classrooms. Infosys Foundation USA supported teachers directly through organizations like DonorsChoose.org and Tynker by sponsoring CS classroom projects and education software.
- CS diversity: Infosys Foundation USA believes free bootcamps, hackathons and after-school programs provide a much-needed on-ramp and early exposure to coding.
- Making: With the Infy Maker awards and through partnerships with CREATE Lab at the Carnegie Mellon University, Infosys Foundation USA sought to give students the opportunity to develop the creative confidence to be Makers.
- Research and curriculum development: Working with Stanford University and other leading research organizations, Infosys Foundation USA supported the larger CS education community in key areas.

We thank our employee volunteers for their interest and dedication. We also thank our trustees, who continue to guide and inspire us.

Infosys Science Foundation

The Infosys Science Foundation (ISF) was set up by Infosys and some of its management in 2009 to encourage the pursuit and practice of the sciences. The Infosys Prize, governed by the ISF, recognizes some of the finest research connected to India. The prize winners are awarded a purse of ₹65 lakh (tax-free in India) and a citation by a jury of global renown across six fields. The winners of the Infosys Prize 2015 were Prof. Umesh Waghmare (Professor, Theoretical Sciences Unit, Jawaharlal Nehru Centre for Advanced Scientific Research, Bangalore) in Engineering and Computer Science, Prof. Jonardan Ganeri (Global Network Professor of Philosophy, New York University, New York, and Visiting Professor, Department of Philosophy, King's College, London) in Humanities, Dr. Amit Sharma (Head, Structural and Computational Biology Group, International Centre for Genetic Engineering and Biotechnology, New Delhi) in Life Sciences, Prof. Mahan Mj (Professor, School of Mathematics, Tata Institute of Fundamental Research, Mumbai) in Mathematical Sciences, Prof. G. Ravindra Kumar (Senior Professor, Department of Nuclear and Atomic Physics, Tata Institute of Fundamental Research, Mumbai) in Physical Sciences, and Dr. Srinath Raghavan (Senior Fellow, Centre for Policy Research, New Delhi) in Social Sciences. The winners were felicitated by the President of India, Pranab Mukherjee, in a ceremony in New Delhi on February 13, 2016.

The winners of the Infosys Prize serve as role models for young researchers and scholars. Jurors and winners of the prize give public talks around the country under the Infosys Science Foundation Lectures, to talk about their work and instill a love for science and research among young students. The ISF expanded *Gnanadeepa*, a program to train educators on how to impart science and math concepts so students will grasp them better. Apart from training teachers from government schools, the program now trains B.Ed and D.Ed teachers as well. The Foundation also hosts contests, school events and media debates to promote a healthy discussion around science and research in the country. For more details, visit *www.infosys-science-foundation.com*.

We would like to express our gratitude to the trustees who take an active part in driving ISF's activities through the year.

The ACM – Infosys Foundation Award

The Association for Computing Machinery (ACM), and the Infosys Foundation award set up in 2007 recognizes the finest recent innovations by young scientists and system developers in the computing field each year. An endowment from the Infosys Foundation provides financial support for the US$175,000 annual award. The winner of the 2015 award is Stefan Savage, Professor in the Computer Science and Engineering department's Systems and Networking Group at UC San Diego's Jacobs School of Engineering.

Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability actions encompass economic, social and environmental dimensions.

Through our organization-led projects such as Campus Connect, Rural Reach and SPARK, we support students from underprivileged backgrounds to pursue higher education, provide infrastructure for government schools, and train faculty across schools and colleges. For more information about our industry-academia partnerships, visit our website, *www.infosys.com*.

We have been persistent in our efforts to ensure reuse, recycling and responsible disposal of waste to minimize the amount of waste going to landfills. In our efforts to achieve our goal of sourcing 100% of our electricity requirements from renewables, we have continued to invest in solar energy across our campuses. In fiscal 2016, we launched a solar farm at our Hyderabad campus. The energy generated in the farm has helped the campus get off the grid and run 100% on renewable energy. Details of our environmental sustainability actions are available in *Annexure 8* to the *Board's report* and in the *Environment* section of the Business Responsibility Report.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 8* to the *Board's report*.

Business Responsibility Report

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Regulations') mandates inclusion of the Business Responsibility Report (BRR) as part of the Annual Report for top 100 listed entities based on market capitalization. In compliance with the regulation, we have provided the BRR as part of our Annual Report.

We also publish the *Sustainability Report* annually. Our report follows the Global Reporting Initiative's G4 framework. This is a comprehensive report that covers all aspects of our sustainability activities. The report is audited by an external auditor, DNV GL.

Green initiatives

As in the previous years, this year too, we are publishing only the statutory disclosures in the print version of the Annual Report. Electronic copies of the Annual Report 2015-16 and Notice of the 35th Annual General Meeting are sent to all members whose email addresses are registered with the Company / Depository Participant(s). For members who have not registered their email addresses, physical copies are sent in the permitted mode.

Acknowledgments

We thank our customers, vendors, investors, bankers and the ministry of labor for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Ministry of Commerce, the Ministry of Finance, the Ministry of Corporate Affairs, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the State Governments, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Indore, Jaipur, Mangalore, Mysore, Nagpur, Noida, Pune, Mumbai, Kochi and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bangalore
April 15, 2016

Annexures to the Board's report

Annexure 1 – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

[Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 – AOC-1]

List of subsidiaries

in ₹ crore except % of shareholding and exchange rate

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover (1)	Profit / (Loss) before taxation (1)	Provision for taxation (1)	Profit / (Loss) after taxation (1)	% of shareholding
Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*	Dec 31, 2015	1 CHF = ₹ 66.65	166	131	335	38	–	–	–	1	(1)	100
Infosys Consulting GmbH (2) *(formerly Lodestone Management Consultants GmbH)*	Dec 31, 2015	1 EUR = ₹ 72.11	1	29	196	166	–	571	(4)	1	(5)	100
Infosys Management Consulting Pty. Limited (2) *(formerly Lodestone Management Consultants Pty. Limited)*	Dec 31, 2015	1 AUD = ₹ 48.42	–	(18)	24	42	–	139	(5)	5	(10)	100
Infosys Consulting AG (2) *(formerly Lodestone Management Consultants AG)*	Dec 31, 2015	1 CHF = ₹ 66.65	1	86	401	314	–	978	84	20	64	100
Lodestone GmbH (2)(6) *(formerly Hafner Bauer & Ödman GmbH)*	Dec 31, 2015	1 CHF = ₹ 66.65	–	–	–	–	–	–	–	–	–	100
Lodestone Management Consultants Co., Ltd. (2)	Dec 31, 2015	1 RMB = ₹ 10.25	16	(41)	44	69	–	129	(18)	–	(18)	100
Infosys Consulting s.r.o. (2) *(formerly Lodestone Management Consultants s.r.o.)*	Dec 31, 2015	1 CZK = ₹ 2.67	–	4	8	4	–	16	3	1	2	100
Lodestone Management Consultants GmbH (Austria) (2)	Dec 31, 2015	1 EUR = ₹ 72.11	1	(3)	1	3	–	5	–	–	–	100
Infosys Consulting SAS (2) *(formerly Lodestone Management Consultants SAS)*	Dec 31, 2015	1 EUR = ₹ 72.11	1	(33)	8	40	–	42	(5)	1	(6)	100
Infy Consulting Company Limited (2) *(formerly Lodestone Management Consultants Ltd.)*	Dec 31, 2015	1 GBP = ₹ 98.07	–	39	303	264	–	620	21	6	15	100
Infy Consulting B.V. (2) *(formerly Lodestone Management Consultants B.V.)*	Dec 31, 2015	1 EUR = ₹ 72.11	1	6	45	38	–	87	12	3	9	100
Infosys Consulting Sp. Z o.o. (2) *(formerly Lodestone Management Consultants sp. z o.o.)*	Dec 31, 2015	1 PLN = ₹ 16.88	3	(1)	25	23	–	81	5	3	2	100
Lodestone Management Consultants Portugal, Unipessoal, Lda (2)	Dec 31, 2015	1 EUR = ₹ 72.11	5	(7)	5	7	–	20	(2)	–	(2)	100
S.C. Infosys Consulting S.R.L. (2) *(formerly SC Lodestone Management Consultants S.R.L.)*	Dec 31, 2015	1 RON = ₹ 16.01	1	5	8	2	–	20	2	1	1	100
Infosys Consulting Pte Ltd. (2) *(formerly Lodestone Management Consultants Pte Ltd.)*	Dec 31, 2015	1 SGD = ₹ 46.83	–	(39)	23	62	–	131	(5)	–	(5)	100

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover [1]	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
Lodestone Management Consultants Inc. [2]	Dec 31, 2015	1 USD = ₹66.16	1	10	91	80	–	282	27	17	10	100
Lodestone Management Consultants (Belgium) S.A. [3]	Dec 31, 2015	1 EUR = ₹72.11	3	(24)	23	44	–	39	(2)	–	(2)	99.90
Infosys Consulting Ltda. [3] *(formerly Lodestone Management Consultants Ltda.)*	Dec 31, 2015	1 BRL = ₹16.69	123	(105)	59	41	–	133	(38)	–	(38)	99.99
Lodestone Augmentis AG [4][6]	Dec 31, 2015	1 CHF = ₹66.65	–	1	2	1	–	–	–	–	–	100
Infosys Consulting S.R.L. [2] *(formerly Lodestone Management Consultants S.R.L.)*	Dec 31, 2015	1 ARS = ₹5.06	7	(5)	6	4	–	17	–	–	–	100
Infosys BPO Limited	Mar 31, 2016	INR	34	3,441	3,965	490	21	2,849	755	185	570	99.98
EdgeVerve Systems Limited	Mar 31, 2016	INR	1,312	(160)	4,005	2,853	32	1,533	(59)	31	(90)	100
Infosys Technologies (China) Co. Limited	Dec 31, 2015	1 RMB = ₹10.25	168	(41)	363	236	–	844	(81)	–	(81)	100
Infosys Technologies (Shanghai) Company Limited	Dec 31, 2015	1 RMB = ₹10.25	639	41	737	57	–	–	2	–	2	100
Infosys Public Services, Inc.	Mar 31, 2016	1 USD = ₹66.26	98	173	522	251	–	1,366	183	72	111	100
Infosys Americas Inc.	Mar 31, 2016	1 USD = ₹66.26	1	–	1	–	–	–	–	–	–	100
Infosys Tecnologia do Brasil Ltda.	Dec 31, 2015	1 BRL = ₹16.69	146	(71)	110	35	–	177	20	22	(2)	100
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2015	1 MXN = ₹3.89	65	32	153	56	–	263	26	7	19	100
Infosys Technologies (Sweden) AB	Dec 31, 2015	1 SEK = ₹7.86	–	(41)	36	77	–	83	(41)	–	(41)	100
Infosys (Czech Republic) Limited s.r.o [5] *(formerly Infosys BPO s.r.o)*	Mar 31, 2016	1 CZK = ₹2.78	3	47	66	16	–	61	4	–	4	99.98
Infosys Poland Sp. z o.o. [5] *(formerly Infosys BPO Poland, Sp. z.o.o)*	Mar 31, 2016	1 PLN = ₹17.55	4	354	468	110	21	452	97	2	95	99.98
Infosys McCamish Systems LLC [5]	Mar 31, 2016	1 USD = ₹66.26	175	(122)	107	54	–	357	26	1	25	99.98
Portland Group Pty. Limited [5]	Mar 31, 2016	1 AUD = ₹50.98	18	85	139	36	–	148	46	15	31	99.98
Infosys Technologies (Australia) Pty. Limited [6]	Mar 31, 2016	1 AUD = ₹50.98	4	33	38	1	–	–	1	–	1	100
Infosys Nova Holdings LLC	Dec 31, 2015	1 USD = ₹66.16	93	1	94	–	94	–	–	–	–	100
Panaya Inc.	Dec 31, 2015	1 USD = ₹66.16	–	318	399	81	–	99	3	1	2	100
Panaya Ltd. [7]	Dec 31, 2015	1 USD = ₹66.16	225	(339)	245	359	–	204	(82)	1	(83)	100
Panaya GmbH [7]	Dec 31, 2015	1 EUR = ₹72.11	–	(4)	21	25	–	26	–	–	–	100
Panaya Japan Co. Ltd. [7]	Dec 31, 2015	1 JPY = ₹0.5497	–	(2)	4	6	–	4	–	–	–	100
Skava Systems Pvt. Ltd.	Mar 31, 2016	INR	–	15	28	13	21	44	8	2	6	100
Kallidus Inc.	Dec 31, 2015	1 USD = ₹66.16	15	37	109	57	–	209	36	30	6	100
Noah Consulting LLC	Dec 31, 2015	1 USD = ₹66.16	116	(87)	70	41	–	224	20	–	20	100
Noah Information Management Consulting Inc. [8]	Dec 31, 2015	1 CAD = ₹47.67	–	(10)	2	12	–	6	(4)	–	(4)	100

List of associates

in ₹ crore

Name of the entity	Last audited Balance Sheet date	No. of shares held by the companies in associate on the year end	Amount of investment in associate	Reason why the associate is not consolidated	Net worth attributable to shareholding as per latest Balance Sheet (₹ crore)	Profit / Loss for the year	
						Considered in consolidation	Not considered in consolidation
DWA Nova LLC [9]	–	[9] –	99	NA	40	5	–

[1] *Converted at monthly average exchange rates*
[2] *Wholly-owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)*
[3] *Majority-owned and controlled subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)*
[4] *Wholly-owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)*
[5] *Wholly-owned subsidiary of Infosys BPO Limited*
[6] *Under liquidation*
[7] *Wholly-owned subsidiary of Panaya Inc.*
[8] *Wholly-owned subsidiary of Noah Consulting LLC*
[9] *Associate of Infosys Nova Holdings LLC. As of December 31, 2015, Infosys Nova Holdings LLC holds 16% of equity interest in DWA Nova LLC and exercises significant influence.*

Notes:

1. *Investments exclude investments in subsidiaries.*
2. *Proposed dividend from any of the subsidiaries is nil.*
3. *On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus) and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus.*
4. *On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting LLC.*
5. *The following companies are yet to commence operation:*
   a. *Infosys Canada Public Services Ltd., a wholly-owned subsidiary of Infosys Public Services, Inc., has been incorporated effective December 19, 2014.*
   b. *Infosys BPO Americas LLC, a wholly-owned subsidiary of Infosys BPO Limited, has been incorporated on November 20, 2015.*
   c. *Panaya Pty Ltd., a wholly-owned subsidiary of Panaya Inc.*
6. *Infosys BPO S. de R.L. de C.V., a wholly-owned subsidiary of Infosys BPO Limited, has been liquidated effective March 15, 2016. The Company has not commenced its operation till that date.*
7. *Portland Procurement Services Pty. Ltd., a subsidiary of Portland Group Pty. Ltd., is liquidated with effect from May 14, 2014.*

for and on behalf of the Board of Directors of Infosys Limited

R. Seshasayee *Chairman*	Dr. Vishal Sikka *Chief Executive Officer and Managing Director*	U. B. Pravin Rao *Chief Operating Officer and Whole-time Director*
Roopa Kudva *Director*	M. D. Ranganath *Chief Financial Officer and Executive Vice President*	A. G. S. Manikantha *Company Secretary*

Bangalore
April 15, 2016

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2016, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

The details of material contracts or arrangement or transactions at arm's length basis for the year ended March 31, 2016 are as follows:

Name of related party	Nature of relationship	Duration of contract	Salient terms [1]	Amount (in ₹ crore)
Nature of contract				
Investment in debenture instrument				
EdgeVerve Systems Limited	Subsidiary	*Refer to Note 2*	*Refer to Note 2*	2,549
				2,549
Investment in equity instrument				
EdgeVerve Systems Limited	Subsidiary	*Refer to Note 2*	*Refer to Note 2*	850
Infosys Technologies (Shanghai) Company Limited	Subsidiary	Not applicable	Not applicable	258
				1,108
Purchase of services				
Infosys BPO Limited	Subsidiary	April 1, 2012 – ongoing	Based on transfer pricing guidelines	341
Infosys Technologies (China) Co. Limited	Subsidiary	April 1, 2011 – ongoing	Based on transfer pricing guidelines	126
Lodestone Management Consultants Pty. Limited	Subsidiary	Jan 1, 2013 – ongoing	Based on transfer pricing guidelines	130
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	882
Infosys Consulting Pte Ltd.	Subsidiary	Jan 1, 2013 – ongoing	Based on transfer pricing guidelines	104
Infosys Public Services, Inc.	Subsidiary	April 1, 2014 – ongoing	Based on transfer pricing guidelines	11
Infosys Technologies (Sweden) AB	Subsidiary	April 23, 2009 – ongoing	Based on transfer pricing guidelines	79
				1,673
Purchase of shared services including facilities and personnel				
Infosys BPO Limited	Subsidiary	April 1, 2012 – ongoing	Based on transfer pricing guidelines	18
				18
Sale of services				
Infosys BPO Limited	Subsidiary	April 1, 2012 – ongoing	Based on transfer pricing guidelines	69
Infosys Technologies (China) Co. Limited	Subsidiary	April 1, 2013 – ongoing	Based on transfer pricing guidelines	11
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	30
Infosys Technologies (Sweden) AB	Subsidiary	April 1, 2015 – ongoing	Based on transfer pricing guidelines	27
Infosys Public Services, Inc.	Subsidiary	April 1, 2013 – ongoing	Based on transfer pricing guidelines	900
				1,037
Sale of shared services including facilities and personnel				
Infosys BPO Limited	Subsidiary	April 1, 2012 – ongoing	Based on transfer pricing guidelines	42
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	143
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	5
				190

Note:

1. *Appropriate approvals have been taken for related party transactions. Advances paid have been adjusted against billings, wherever applicable.*
2. *On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve Systems Limited (EdgeVerve), to transfer the business of Finacle and Edge Services. The business was transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. Net assets amounting to ₹363 crore (including working capital amounting to ₹337 crore) have been transferred and accordingly a gain of ₹3,036 crore has been recorded as an exceptional item. The consideration was settled through issue of 85,00,00,000 equity shares amounting to ₹850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to ₹2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The debentures have been issued on December 24, 2015 up to a term of 120 months carrying annual rate of interest at 10 years Government of India Bond yield plus 1% premium payable as mutually agreed by both the parties.*

for and on behalf of the Board of Directors

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bangalore
April 15, 2016

Annexure 3 – Particulars of employees

a) Information as per Rule 5(1) of Chapter XIII, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

We are a leading provider of consulting, technology, outsourcing and next-generation services. The remuneration and perquisites provided to our employees including that of the Management are at par with industry levels. The nomination and remuneration committee continuously reviews the compensation of our CEO and senior executives to align both the short-term and long-term business objectives of the Company, and to link compensation with the achievement of measurable performance goals.

Remuneration paid to whole-time directors

Name of the director	Director Identification Number (DIN)	Title	Remuneration in fiscal 2016 (in ₹ crore)	Remuneration in fiscal 2015 (in ₹ crore)	No. of stock options / RSUs granted in fiscal 2016 [4]	% increase of remuneration in 2016 as compared to 2015 [1]	Excl. WTD Ratio of remuneration to MRE [1]	Incl. WTD Ratio of remuneration to MRE and WTD [1]	Ratio of remuneration to Revenues (fiscal 2016) [1][2]	Ratio of remuneration to Net profit (fiscal 2016) [1][2][10]
Dr. Vishal Sikka [4]	06897177	Chief Executive Officer and Managing Director	[5][6] 48.73	[3] 4.56	1,24,061	751.92	935.41	935.38	0.00	0.00
U. B. Pravin Rao	06782450	Chief Operating Officer and Whole-time Director	9.28	6.08	–	52.63	178.14	178.13	0.00	0.00
N. R. Narayana Murthy [7]	00040295	Chairman of the Board	–	0.00	–	NA	NA	NA	NA	NA
S. Gopalakrishnan [7]	00041656	Vice Chairman of the Board	–	0.00	–	NA	NA	NA	NA	NA
S. D. Shibulal [8]	00041461	Chief Executive Officer and Managing Director	–	0.00	–	NA	NA	NA	NA	NA
Srinath Batni [8]	00041394	Member of the Board	–	1.88	–	NA	NA	NA	NA	NA
B. G. Srinivas [9]	00517585	President and Member of the Board	–	4.43	–	NA	NA	NA	NA	NA

RSU – Restricted Stock Units; WTD – Whole-time Directors; MRE – Median remuneration of employees

The above table includes bonus, retirals and others on accrual basis (Refer to Note 2.26 of the Standalone Financial Statements).

(1) Based on annualized salary

(2) Rounded off to two decimals

(3) For the period June 14, 2014 to March 31, 2015 for fiscal 2015

(4) During fiscal 2016, Dr. Vishal Sikka was granted RSUs valued at US $2 million on the grant date. The RSUs will vest over a period of four years from the date of grant in the proportions specified in the award agreement (Refer to Note 2.1 of the Standalone Financial Statements).

(5) Includes payment of variable pay amounting to ₹14 crore for the year ended March 31, 2015 to the CEO as decided by the nomination and remuneration committee in its meeting held on June 22, 2015, in line with the compensation plan approved by the shareholders

(6) Includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) for the year ended March 31, 2016 to the CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for the year ended March 31, 2016.

(7) For the period April 1, 2014 to October 10, 2014, for fiscal 2015. Resigned effective October 10, 2014

(8) For the period April 1, 2014 to July 31, 2014, for fiscal 2015. Resigned effective July 31, 2014

(9) For the period April 1, 2014 to June 10, 2014, for fiscal 2015. Resigned effective June 10, 2014

(10) Before exceptional item

Remuneration paid to independent directors

Name of the director	Director Identification Number (DIN)	Remuneration in fiscal 2016 (in ₹ crore)	Remuneration in fiscal 2015 (in ₹ crore)	Number of stock options / RSUs granted in fiscal 2016	% increase of remuneration (2016 over 2015) [8]
K. V. Kamath [1]	00043501	0.39	1.97	–	9.64
Prof. Jeffrey S. Lehman	00092981	1.33	1.20	–	10.83
R. Seshasayee	00047985	1.84	1.03	–	78.64
Ravi Venkatesan	00621398	1.04	0.84	–	23.81
Kiran Mazumdar-Shaw	00347229	0.87	0.76	–	14.47
Carol M. Browner [2][3]	06858688	0.68	0.85	–	14.13
Prof. John W. Etchemendy [4]	07029756	1.05	0.23	–	47.89
Roopa Kudva [5]	00001766	0.99	0.11	–	37.50

Name of the director	Director Identification Number (DIN)	Remuneration in fiscal 2016 (in ₹ crore)	Remuneration in fiscal 2015 (in ₹ crore)	Number of stock options / RSUs granted in fiscal 2016	% increase of remuneration (2016 over 2015) [8]
Dr. Punita Kumar-Sinha [6]	05229262	0.20	–	–	NA
Dr. Omkar Goswami [7]	00004258	–	0.61	–	NA

[1] For the period April 1, 2015 to June 5, 2015, for fiscal 2016
[2] For the period April 29, 2014 to March 31, 2015, for fiscal 2015
[3] For the period April 1, 2015 to November 23, 2015, for fiscal 2016
[4] For the period December 4, 2014 to March 31, 2015, for fiscal 2015
[5] For the period February 4, 2015 to March 31, 2015, for fiscal 2015
[6] For the period January 14, 2016 to March 31, 2016, for fiscal 2016
[7] For the period April 1, 2014 to December 31, 2014, for fiscal 2015
[8] Based on annualized commission

DINs mentioned in this section will apply to the names of the directors in all other references in this report.

Remuneration of other Key Managerial Personnel (KMP)

Name of the KMP	Title	Remuneration in fiscal 2016 (in ₹ crore)	Remuneration in fiscal 2015 (in ₹ crore)	No. of stock options / RSUs granted in fiscal 2016	% increase of remuneration in 2016 as compared to 2015 [4]	Excl. WTD	Incl. WTD	Ratio of remuneration to	
						Ratio of remuneration to MRE [4]	Ratio of remuneration to MRE and WTD [4]	Revenues (fiscal 2016) [4][5]	Net profit (fiscal 2016) [4][5][7]
M. D. Ranganath [1]	Chief Financial Officer	3.61	NA	–	NA	148.38	148.38	0.00	0.00
Rajiv Bansal [2]	Chief Financial Officer	23.02	4.72	–	493.43	537.68	537.66	0.00	0.00
A. G. S. Manikantha [3]	Company Secretary	0.37	NA	–	NA	9.21	9.21	0.00	0.00
Parvatheesam K. [6]	Chief Risk and Compliance Officer and Company Secretary	–	0.98	–	NA	NA	NA	NA	NA

The above table includes bonus, retirals and others on accrual basis (Refer to Note 2.26 of the Standalone Financial Statements)

[1] For the period October 12, 2015 to March 31, 2016, for fiscal 2016
[2] For the period April 1, 2015 to October 12, 2015, for fiscal 2016
[3] For the period June 22, 2015 to March 31, 2016, for fiscal 2016
[4] Based on annualized salary
[5] Rounded off to two decimals
[6] For the period April 1, 2014 to January 10, 2015, for fiscal 2015
[7] Before exceptional item

The Median Remuneration of Employees (MRE), excluding Whole-time Directors (WTDs), was ₹5,20,946 and ₹4,89,468 in fiscal 2016 and fiscal 2015 respectively. The increase in MRE (excluding WTDs) in fiscal 2016, as compared to fiscal 2015 is 6.4%.

The Median Remuneration of Employees (MRE), including Whole-time Directors (WTDs), was ₹5,20,964 and ₹4,89,470 in fiscal 2016 and fiscal 2015 respectively. The increase in MRE (including WTDs) in fiscal 2016, as compared to fiscal 2015 is 6.4%.

The number of permanent employees on the rolls of the Company as of March 31, 2016 and March 31, 2015 was 1,48,877 and 1,39,148 respectively.

The revenue growth during fiscal 2016 over fiscal 2015 was 14.1% and net profit (before exceptional item) growth was 8.5%. The aggregate remuneration of employees (excluding WTD) grew by 14.4% over the previous fiscal. The aggregate decrease in salary for WTDs and other KMPs as a group was 11.5% in fiscal 2016 over fiscal 2015. This was due to a decrease in the number of WTDs in fiscal 2016 as compared to fiscal 2015.

Our market capitalization increased by 9.8% to ₹2,79,837 crore as of March 31, 2016 from ₹2,54,771 crore as of March 31, 2015. The Price Earnings Ratio was 20.4 as of March 31, 2016 which was a decrease of 0.5%, as compared to March 31, 2015. The closing price of the Company's equity shares on the NSE and BSE as of March 31, 2016 was ₹1,218.30 and ₹1,217.95 respectively, representing a 6,56,600% (NSE) increase over the IPO price, adjusted for stock splits and bonuses to date.

The Company's variable compensation philosophy for its managerial personnel is to ensure it is competitive in the global markets in which it operates, for attracting and retaining the best talent. In future, the nomination and remuneration committee plans to use a combination of stock options, restricted stock units and performance-based stock to align senior employee compensation with shareholder value.

Component of remuneration to directors and other KMPs	Fixed salary	Bonus and other compensation	Commission	Total
As a percentage of revenues for fiscal 2016	0.02	0.13	0.02	0.17
As a percentage of net profit (before exceptional item) for fiscal 2016	0.10	0.56	0.07	0.73

During fiscal 2016, no employee received remuneration in excess of the highest-paid director.

b) Information as per Rule 5(2) of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Abhijit Sen	AVP and Senior Delivery Manager, ADM	BE	48	27	Jan 14, 2002	95,60,155	Visa International, Department Head
Abhishek Goyal	AVP and Delivery Head, EAS	B.Tech, PGD	42	19	Sep 11, 2000	81,48,780	Asian Paints (I) Limited, Area Manager
Ajayan Pillai	AVP and Senior Delivery Manager, ADM	B.Sc, MCA	45	22	Apr 2, 2001	60,78,043	IT Solutions (India) Private Limited, Accounts Manager
Alok Maheshwari	Senior Delivery Manager, ADM	BE	44	22	Jan 5, 1998	61,09,815	ITI Ltd., Manager
Alok Uniyal	AVP and Industry Principal, QLTY	B.Tech, MBA	47	22	Aug 2, 2004	75,14,953	Mphasis BFL Limited, Senior Consultant
Amer Singh Thakur	Senior Principal – Business Consulting, IND	B.Sc, AIME, MBA	55	36	Oct 1, 2011	62,66,987	IC India, Senior Principal – Business Consulting
Amit Sahakundu	AVP and Practice Manager – IT Services, CCD	BE, M.Tech	52	31	Feb 24, 1999	62,85,290	Air India, Deputy Manager
Anand J. Raghavan	VP and Senior Delivery Manager, IS	BE	44	22	Nov 27, 1995	94,17,599	Wipro Infotech, Customer Support Engineer
Ananth Chandramouli	AVP and Group Engagement Manager, IND	BE, EPGD, M.Tech	43	20	Aug 26, 1996	73,43,743	Carborundum Universal, Trainee
Anil Kumar P. N.	AVP and Senior Delivery Manager, ADM	B.Tech, ME	44	21	Aug 5, 1996	69,23,132	Bajaj Auto Ltd., Engineer
Anoop Kumar	AVP and Head – Business Excellence, QLTY	BE, PGD	45	24	May 3, 2000	75,42,372	Tata Steel, Deputy Manager
Arun Kumar H. R.	VP and Head – Business Strategy, Planning and Operations, ADM	BE	43	21	Nov 7, 1994	1,10,53,103	–
Aruna Chittaranjan Newton	AVP and Head – Diversity and Inclusion, FAC	B.Com, MBA	49	26	Jan 3, 2000	70,14,222	Wipro Infotech, Manager – Training
Arunkumar Ranganathan	AVP and Senior Industry Principal, ADM	BE, MS, Ph.D	44	23	Apr 1, 2015	62,79,366	Wipro Technologies Limited, General Manager
Ashok Bhaskar Hegde	AVP and Delivery Head, ADM	B.A., M.A., MBA, Ph.D	48	21	Jan 2, 2012	83,43,881	Wipro Technologies Limited, Head – FS Business Analyst and Investment Banking
Atul Soneja	VP and Delivery Head, ADM	B.Tech (H)	43	21	Mar 15, 2010	1,08,61,701	TCS Limited, Senior Consultant
Balaji Sampath	AVP and Segment Head – Marketing, MKTG	BE, MBA	45	22	Dec 23, 2004	84,97,532	Microsoft Corporation Private Limited, Business Manager
Balakrishna D. R.	VP and Service Offering Head, ADM	BE	44	22	Feb 7, 1994	1,29,86,184	HCL – HP, Customer Engineer – Trainee
Balakrishnan Mayilarangam Sundararajan	AVP and Group Leader – Unit Strategy, Planning and Operations, ADM	B.Sc, M.Sc	50	29	Oct 12, 2000	61,61,045	DSQ Software Limited, Assistant Consultant
Bhaskar Kakuturu	VP and Head – Unit Strategy, Planning and Operations, MRCL	B.Tech, PGD	44	23	Dec 13, 1996	92,10,558	Hindustan Cables Limited, Engineer
Binod Rangadore Hampapur	EVP and Head – Talent Fulfilment, TAFF	BE	53	30	Jul 1, 2013	4,02,90,603	Infosys Limited, SVP – Corporate Relations
Chandra Mohan Nandakumar	AVP and Senior Delivery Manager, ADM	BE	41	21	Mar 8, 2001	72,40,282	IIS Infotech Limited, Assistant Consultant
Charles Henry Hawkes	SVP and Head – FAC	B.Sc, PGCBM	56	31	Nov 15, 1996	1,39,25,837	Trans Oceanic Travel, Manager
Chetan Kumar Gupta	AVP and Senior Delivery Manager, ENG	BE	44	22	Mar 13, 1995	74,33,713	ITI Limited, Assistant Executive Engineer
Dass Gunalan	AVP and Regional Head – FAC	Diploma, Graduate in Material Management	53	32	Mar 12, 1999	73,37,635	Enercon System Private Limited, Manager Operations
Debashish Kumar Ganguly	AVP and Head – Unit Talent, TAFF	B.Tech (H), PGDBM	52	30	Dec 3, 2012	87,10,582	Polaris Financial Technology Limited, SVP and Head
Deepak Gupta	AVP and Senior Delivery Manager, ADM	B.Tech	43	20	Aug 26, 1996	74,59,719	–
Deepak P. N.	AVP and Principal Technology Architect, ADM	BE	48	26	Dec 18, 1995	69,76,197	Nuclear Power Corporation, Officer
Deepak Padaki	SVP and Group Head – Corporate Strategy and Chief Risk Officer, CORPSTGY	BE	45	24	Aug 10, 1992	1,64,47,476	–
Dheeshjith V. G.	SVP and Chief Information Officer, IS	B.Sc, ME	52	29	Sep 14, 1987	2,80,84,139	–
Dinesh R.	SVP and Head – Global Services, EAS	BE	47	26	Oct 1, 1990	2,33,60,683	–
Dipayan Mitra	Partner – Business Consulting, IGC	B.Tech	47	25	Nov 1, 2011	78,22,372	IC India, Senior Principal – Business Consulting
Ganapathy Subramanian	VP and Solutions Head – Platforms, PLATFORM	MS	39	18	Sep 22, 2014	71,47,122	SAP, Global VP
Ganesan Arunachalam Kaushik	AVP and Head – Reuse and Tools, QLTY	BE (H), ME	57	34	Jul 1, 2005	75,07,205	Karna Softek India Private Limited, Project Director and CTO India

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Gargi Ray	AVP and Head – Revenue Assurance Group, FIN	B.Com (H), CA	36	14	Dec 14, 2006	74,48,440	ITC Ltd., Finance Manager
Gautam Khanna	AVP and General Manager – IP Deployment and Commercialization, ADM	B.Tech, PGDM	42	19	Jun 8, 1998	75,48,471	Reliance India Limited, Graduate Engineer Trainee
Gautam Shekar	AVP and Group Engagement Manager, ECS	MS, MBA	42	20	Sep 16, 2002	95,51,354	Booz Allen & Hamilton, Associate
Geetha G.	AVP and Senior Delivery Manager, ENG	BE	50	29	Dec 1, 1995	81,48,862	ITI Limited, Senior Engineer
Gnanapriya C.	AVP and Principal Technology Architect, ADM	BE, MBA, ME	45	23	Jun 30, 1997	76,90,194	Mepco Schlenk Engineering College
Gopi Krishnan Radhakrishnan	VP and Principal Legal Counsel, LEGAL	B.A. LLB	39	16	Sep 11, 2014	1,21,66,508	IBM, Senior Counsel / Director
Gopikrishnan Konnanath	VP and Delivery Head, EAS	BE	45	22	Nov 7, 1994	1,27,24,977	BPL Systems & Projects Limited, Trainee Engineer
Guruprakash Pai Karkala	AVP and Practice Manager, CIS	BE	45	24	Sep 8, 1995	93,30,697	Kasturba Medical College, Biomedical Engineer
Gururaj B. Deshpande	AVP and Delivery Head, ADM	BE	44	22	May 2, 1994	97,25,134	BPL Limited, Trainee
Hanumesh V. J.	AVP and Senior Lead Principal – Education, Training and Assessment, TAFF	B.Sc, M.Sc, M.Phil	45	23	Aug 8, 1997	60,61,988	Government PU College, Lecturer
Harish Srinivas Gudi	Partner – Business Consulting, IGC	BE	43	20	Jul 8, 2010	96,06,455	Mu Sigma, SVP
Hasit G Trivedi	AVP and Practice Manager, CIS	BE	42	21	Apr 28, 1997	61,95,366	Global Tele Systems, Member – Strategic Planning
Indranil Mukherjee	VP and Service Offering Head, EAS	AMIETE	45	22	Dec 4, 1995	1,17,44,538	Chipsoft Technologies, Customer Support Engineer
Ishwar C. Halalli	VP and Delivery Head, CIS	BE, M.Tech	53	30	Jan 19, 1996	1,40,26,153	AT&T SSTL, Manager – Technical
Jayan Sen	Lead Principal – Education, Training and Assessment, TAFF	B.Sc, MS, Ph.D	43	17	Feb 28, 2011	72,24,237	BNSF Railway Company, Director Talent Management and OD
Jayesh Dhanvantkumar Sanghrajka	SVP and Deputy Chief Financial Officer, FIN	B.Com, CA, ICWA	42	18	Dec 24, 2012	1,48,95,217	Mu Sigma, VP – Finance
Jayraj Dharmojeppa Ugarkar	Lead Product Manager, GDLY	BE, MBA	44	22	Aug 22, 2005	60,72,283	SBC services inc, Technical Architect
Jitendra Sangharajka D.	VP and Senior Delivery Manager, IS	BE, DFM	48	27	Sep 1, 1999	1,03,98,326	L&T Limited, Executive – IS
John Premkumar R.	AVP and Senior Delivery Manager, ADM	BE	42	22	Dec 9, 1996	72,59,308	L&T (ECC), Electrical Engineer
Karthikeyan Neelakandan	AVP and Group Engagement Manager, IND	BE, MS	46	23	Dec 4, 2000	79,92,245	D.S.M Computech Pvt. Ltd., CEO and MD
Kavita Manoj Kulkarni	VP and Head – Human Resource Development – Units, HRD	LLB, B.Com, MPM	47	25	Sep 1, 2008	1,12,19,149	WNS, SVP – HR
Koushik R. N.	SVP and Group Head – Procurement, PURC	B.Sc	47	26	May 2, 1991	1,47,11,117	Frazer Techno Circuits Limited, Marketing Executive
Krishna Kumar C.	AVP and Practice Manager – IT Service, Support and Operations, CCD	BE	45	23	Sep 1, 1997	67,34,094	Vectra Systems & Solutions Private Limited, Centre Manager
Krishna Markande	AVP and Principal Technology Architect, ENG	BE, ME	43	19	Nov 6, 2006	65,31,019	TCS, Associate Consultant
Krishnan Subramanian	AVP and Delivery Head, ADM	B.Tech	43	21	Jun 26, 1995	87,34,738	–
Krishnananda R. Shenoy	AVP and Principal Technology Architect, ENG	BE	44	22	Apr 28, 1997	66,89,867	Wipro – BT, Engineer
Lakshmi Narasimha Rao Gunda	AVP and Group Manager – Unit Strategy, Planning and Operations, EAS	Diploma, B.Tech, M.Tech	46	21	Feb 13, 1995	67,25,266	–
Mahesh Kamath P.	AVP and Senior Delivery Manager, ADM	BE	47	25	May 8, 1995	89,01,547	Aptech Computer Education, Teaching
Manas Kumar Sarkar	AVP and Principal Technology Architect, EAS	B.Tech (H)	42	20	Jun 24, 1996	68,91,136	–
Manesh Sadasivan	AVP and Principal Technology Architect, DX	B.Tech	39	18	Oct 13, 1997	72,18,004	–
Manish Kumar Mehta	AVP and Senior Delivery Manager, ADM	B.Tech	43	22	Jun 27, 1994	71,89,702	–
Manohar Madgula Atreya	VP and Delivery Head, CIS	B.Tech, PGPM	44	22	Apr 7, 2011	1,15,44,713	Armstrong Capital, Director
Meenakshi Sundaram Ganapathy Subramanian	AVP and Delivery Head, DNA	MS, PGDM	44	18	Mar 9, 2015	62,12,484	Omnition Analytics, Director
Mohammed Rafee Tarafdar	AVP and Unit Technology Officer, GDLY	BE	41	19	Jul 12, 2004	95,05,321	Virtusa, Associate Technical Architect
Mohammed Sayeeduddin	AVP and Senior Delivery Manager, ADM	BE, MBA	48	27	Dec 4, 1995	61,54,128	ITI Limited, Assistant
Mohan Babu Vinayagavelayutham	AVP and Industry Principal, ADM	B.Sc, MBA	42	23	Oct 15, 2012	85,57,979	CTS, Director (Consulting) – Insurance

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Mohit Saxena	AVP and Senior Delivery Manager, ADM	B.Tech	41	21	Jun 26, 1995	83,46,571	–
Murali Vasudevan	AVP and Practice Manager, GDLY	MMS	48	27	Apr 1, 2003	87,39,952	Differentiated Software Solutions Private Limited, Director
Muthuvel Gajapathi	VP and Delivery Head, DNA	B.Sc, MCA	47	25	Aug 27, 1992	1,43,29,097	PSI Bull (I) Limited, Systems Executive
Nabarun Roy	VP and Group Head – Quality, QLTY	B.Tech	44	22	Aug 29, 1994	1,24,56,511	–
Nagaraj Prabhakar Kollegal	AVP and Regional Head – Infrastructure, FAC	B.Arch	47	23	Feb 23, 2004	68,81,375	Sundaram Architects Pvt. Ltd., Senior Architect
Nandakumar Thiruvengadam	Senior Delivery Manager, IVSU	B.Com, ICWA, ACS	52	30	Feb 27, 2012	61,64,709	Scope International, Senior VP
Nandini S.	VP and Group Head – Organization Development, HRD	BE (H), M.Sc (H), Fellow	42	16	Jun 1, 2009	1,03,28,895	IBPO, Group Manager
Nanjappa Bottolanda Somanna	AVP and Head – Employee Relations, HRD	B.Com, MBA	37	14	Mar 24, 2003	75,27,454	Infosys Technologies Ltd., Consultant
Narahari Govindaraju	AVP and Senior Delivery Manager, ADM	BE, ME	44	21	Dec 11, 2000	72,67,585	TCS Limted, ITA
Narasimhamoorthy P.	AVP and Senior Delivery Manager, IND	B.Sc, M.Sc, M.Tech	43	20	Feb 26, 1996	67,74,169	–
Narendra Murari Sonawane	AVP and Senior Delivery Manager, IS	BE, PGDM	50	28	Apr 25, 1997	75,58,649	MSEB, General Engineering
Naresh Balaram Choudhary	AVP and Head – Reuse and Tools, QLTY	BE	40	19	Jun 5, 2000	65,47,632	The Arvind Mills Limited, Manufacturing Manager
Naresh Nath Kumar Duddu	AVP and Senior Delivery Manager, IS	B.Tech	43	22	Jun 27, 1994	78,07,321	–
Narsimha Rao Mannepalli	SVP and Service Offering Head, IVSU	BE, PGDBM	48	26	Jan 29, 2001	2,05,89,582	Ramco Systems, Project Director – e-Commerce Solutions
Naveen Kumar L.	AVP and Practice Manager, DNA	BE, M.Tech	43	19	Apr 28, 1997	67,43,296	–
Niranjan V. S.	AVP and Delivery Head, IVSU	Diploma, BE	45	23	Feb 13, 1995	83,74,857	Siemens Limited, Executive
Nishit Ajit Shah	AVP and Unit Financial Controller, FIN	B.Com, CA	43	18	Apr 22, 2013	66,94,080	Capgemini India Private Limited, Senior Manager
Nithyanand Yeswanth	AVP and Senior Delivery Manager, TAFF	BE	47	27	Feb 5, 1996	82,29,419	L&T Limited, Executive
Piyush Jain	AVP and Senior Delivery Manager, ENG	BE	44	23	Jun 10, 1996	60,77,922	Square D S/W Limited, Developer
Pradeep Thazhichayil Yesodharan	Senior Principal – Business Consulting, IND	BE	44	22	Oct 1, 2011	61,05,093	IC India, Senior Principal – Business Consulting
Prakash Jayaram	AVP and Senior Principal – Business Consulting, IND	BE, M.Sc	46	23	Oct 1, 2011	1,01,49,911	IC India, Senior Principal – Business Consulting
Pramod Prakash Panda	VP and Head – Education, Training and Assessment, TAFF	B.Tech	42	20	Feb 9, 2004	96,27,612	Accenture Services Private Limited, Associate Manager
Prasad Balakrishna Honnavalli	AVP and Program Manager, CIS	BE, MBA	50	26	Aug 20, 2007	65,26,980	Sword Global India Pvt. Ltd., Technical Director
Prateek Sinha	Senior Principal – Business Consulting, IGC	BE, MBA	44	20	Oct 1, 2011	60,67,817	ICI, Associate Partner – Business Consulting
Pravin Rao U. B.	Director and Chief Operating Officer, CORP	BE	54	31	Aug 4, 1986	7,53,68,705	IISC, Trainee
Pravin Vyanktesh Kulkarni	VP and Delivery Head, EAS	BE, MBA	45	24	Jan 4, 2007	1,00,73,863	Wipro Technologies Limited, General Manager
Purushotham Bhandarkar	AVP and Senior Delivery Manager, ADM	BE	46	24	Feb 13, 1995	74,61,907	Kirloskar Electricals, Engineer
Purushotham K.	AVP and Practice Manager – IT Services, CCD	B.Sc, PGD	51	24	Mar 19, 1994	71,91,808	Indian Computer Academy, Computer Centre Coordinator
Radhakrishna Huthinagadde Subbaiah	AVP and Practice Manager, CIS	BE	48	24	Sep 29, 2008	81,85,955	Bahwan I. T., Senior Manager
Radhakrishna S.	AVP and Practice Manager – IT Service, Support and Operations, CCD	BE	45	22	Jul 12, 1999	69,13,594	Microtech Software & Consultants Limited, Regional Manager
Raghavan S.	AVP and Principal Technology Architect, IS	BE	43	21	Nov 7, 1994	82,35,447	Complete Business Solution, Trainee
Raghu Boddupally	AVP and Practice Manager, EAS	BE, MS	41	21	Jan 20, 2003	75,56,080	Trivium India, Team Leader
Raghupathi N. Cavale	SVP and Head – Strategic Business Practice, IND	BE, MS	54	31	Dec 13, 1999	1,39,56,711	PricewaterhouseCoopers Limited, Principal Consultant
Raghuveer B. K.	AVP and Product Line Manager, CORP	BE	48	26	Apr 16, 1992	80,34,140	Ashok Leyland Limited, Production Engineer
Rajeev Ranjan	VP and Service Offering Head, ADM	B.Tech, MBA	43	20	Aug 16, 1999	1,28,17,650	Nexgen Information Solutions, Associate Consultant
Rajesh Kharidehal	AVP and Unit Financial Controller, FIN	B.Com, CA	45	17	Oct 24, 2013	92,59,662	IBM India Private Limited, Head Finance

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Rajesh Subbarao	Senior Principal – Business Consulting, IGC	PGD, MSc	44	21	Oct 1, 2011	72,46,224	IC India, Senior Principal – Business Consulting
Rajesh Thampy	AVP and Head – Communication Design, CDG	B.Sc	43	22	Apr 22, 1996	76,37,743	ENIGMA, Developer
Rajkumar R.	AVP and Practice Manager – IT Services, CCD	BE	41	20	Jul 20, 1998	83,94,391	Crompton Greaves Limited, Network Engineer
Rajneesh Malviya	AVP and Delivery Head, IVSU	B.Tech	45	22	Jun 27, 1994	1,02,99,547	–
Rajnish Sharma	AVP and Senior Delivery Manager, IVSU	B.Tech	44	23	Oct 8, 2001	84,84,760	Poorva Consultants, PM
Ramadas Kamath U.	EVP and Head – Administration, Facilities, Infrastructure and Security, FAC	BBM, FCA	55	31	Jul 1, 1994	4,00,90,429	Manipal Printers and Publishers Limited, Accountant
Ramakrishna B.	AVP and Delivery Head, CIS	BE, M.Tech	51	27	Mar 19, 1999	1,03,05,601	DSQ Software Limited, Associate Consultant
Ramakrishnan Krishnan	AVP and Practice Manager, DNA	B.Sc	40	20	May 15, 2006	67,50,120	Xansa India Limited, Senior Solutions Architect
Ramakrishnan M.	VP and Head – Business Excellence, QLTY	B.Sc, CAIIB	59	38	Sep 4, 1996	1,12,85,262	Canara Bank, Officer
Ramesh Adiga	AVP and Delivery Head, DX	BE, M.Tech	47	25	Mar 5, 1996	93,89,404	INSAT, MCF (ISRO), Engineer
Ramesh Amancharla	AVP and Senior Delivery Manager, TAFF	B.Tech	42	20	Oct 14, 1996	77,45,324	SAIL, Management Trainee
Ramesh Babu S.	AVP and Lead Principal – Education, Training and Assessment, TAFF	BE, M.Tech, Ph.D	47	20	Jul 23, 1997	85,03,644	TCS Limited, Trainee
Ramkumar Krishnamurthy Dargha	AVP and Principal Technology Architect, CIS	BE, M.Tech, PGD	45	20	Nov 12, 2007	61,69,728	Wipro Technologies Limited, Technical Manager
Ratnavelswamy Shanmughom Rethinasamy	AVP and Unit Financial Controller, FIN	B.Com, CA, ICWA, Company Secretary	50	27	Aug 26, 2013	87,33,711	BREN Corporation, CFO
Ravi Kiran Kuchibhotla	AVP and Group Manager – Unit Strategy, Planning and Operations, GDLY	B.Sc, CA	47	24	May 3, 2010	77,68,289	Sierra Atlantic, Director – Enterprise Applications
Ravi Kumar Dikshit	AVP and Delivery Head, ADM	BE	42	20	Mar 24, 1997	87,58,778	Ashok Leyland Limited, Trainee
Ravi Kumar G. V. V.	AVP and Senior Principal – Advanced Engineering, ENG	BE(H), M.Tech, Ph.D	46	20	Jul 1, 2002	63,46,384	Aeronautical Development Agency, Scientist
Ravichandran Annadurai	AVP and Practice Manager, CIS	BE	48	26	Mar 14, 2003	71,31,805	Wipro Technologies Limited, Regional Manager – IMS
Ravikrishnan K.	AVP and Senior Delivery Manager, EAS	BE, PGD	42	19	May 4, 1998	66,41,627	TCS, System Analyst
Ravindranath P. Hirolikar	AVP and Group Manager – Information Security, ISG	BE	43	21	Nov 5, 1997	81,24,462	Global Telecom Services Limited, Network Engineer
Reddy Kesari	AVP and Practice Manager, IND	BE	43	21	Oct 1, 2011	74,41,255	Infosys Consulting, Senior Principal – Business Consulting
Renganathan V. R.	VP and Delivery Head, IND	BE	46	26	Jun 18, 1990	1,38,63,870	–
Richard Lobo	SVP and Head HR – Infosys limited, HRD	BE, PGD	44	21	Dec 11, 2000	1,33,94,230	Godrej & Boyce MFG Company, Assistant Manager
Ruchika Jain	AVP and Head – Unit Strategy, Planning and Operations, ADM	B.A. (H), MS	46	23	Oct 30, 2000	77,14,719	FSD INT'L Nehru Place, Project Leader
Sachin Manohar Kamat	AVP and Senior Industry Principal, EAS	Diploma, BE, MMS, ICWA	48	27	Jun 4, 2012	60,83,655	Mahindra Satyam, AVP
Sai Kumar Shamanna	VP and Head – Human Resource Development – Units, HRD	BE, MBA	46	24	Aug 21, 2000	1,21,83,015	Denso Haryana Private Limited, Manager – Planning And Procurement
Sajit Vijayakumar	VP and Delivery Head, EAS	B.Com, ACA, AICWA	44	20	Jan 17, 2000	1,04,12,555	ICICI Securities / ICICI Infotech, AVP – Financial Control
Saju Sankaran Kutty	AVP and Practice Engagement Manager, CIS	B.Tech	42	19	Jul 28, 2003	84,22,127	Digital Global Soft, Senior Systems Engineer
Saket Singh	AVP and Practice Manager, CIS	BE	44	22	Dec 29, 1997	70,40,371	L&T Ltd., Engineer
Sandeep M. K.	AVP and Product Line Manager, GDLY	BE, ME	47	24	Feb 1, 1992	80,91,725	IIT Madras, Associate
Sandeep Mahindroo	AVP – Financial Controller and Head – Investor Relations, FIN	B.Com (H), CA	39	16	Jul 17, 2000	70,92,610	Raymond Ltd., Management Trainee – Corp Finance

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Santhanakrishnan R.	AVP and Principal – Knowledge Services, PLATFORM	BE, MBA	40	18	Jul 1, 2009	61,24,047	IBPO, Senior Manager
Santosh Panpaliya	AVP and HR Business Leader, HRD	BE, PGD	42	19	Apr 3, 2000	61,56,442	TELCO, Senior Officer
Satheesha B. N.	AVP and Lead Principal – Education, Training and Assessment, TAFF	BE	44	23	May 10, 1993	95,10,249	–
Sathyanarayana Krishnamurthy	AVP and Industry Principal, EAS	BE, M.Tech	49	25	Apr 16, 2007	72,35,587	Enzen Global Solutions Private Limited, AVP
Satish G.	AVP and Senior Delivery Manager, ADM	BE	44	21	Feb 13, 1995	79,12,104	–
Satish H. C.	SVP and Service Offering Head, DNA	BE	44	22	May 2, 1994	1,86,30,052	–
Satish Srinivasa Kabadi	Client Solution Head, CIS	Diploma	42	23	Oct 11, 2010	62,34,899	E4E, Director
Satya Prakash Singh	AVP and Delivery Head, EAS	B.Tech	45	22	Feb 13, 1995	81,79,760	SAIL, Trainee
Saurava Mishra	AVP and Practice Manager, CIS	BE	41	20	Jan 27, 1998	83,46,680	TCS Limted, Project leader
Senthil Nathan M.	AVP and Practice Manager, DNA	B.Tech	42	22	Nov 7, 1994	81,19,323	Parks Controls & Com, Trainee
Shaji Mathew	SVP and Service Offering Head, ADM	B.Tech	45	24	Jun 22, 1992	1,82,79,431	Mukand Limited, Bombay
Shamita Chatterjee	SVP and Group Head – Compensation and Benefits and HR Compliance, HRD	B.A. (H), MBA	46	22	Dec 1, 2011	1,33,23,445	Mercer Consulting Limited, Market Business Leader – South Asia
Sharmistha Adhya	AVP and Head – HR Compliance, HRD	B.Tech (H)	43	19	Mar 22, 2010	72,51,169	Infosys Limited, Delivery Manager
Shishank Gupta	AVP and Delivery Head, IVSU	BE	40	19	Jan 6, 1997	1,03,68,396	–
Shripad N. Shanbhag	AVP and Practice Manager, CIS	B.Tech	46	24	Mar 21, 1992	76,70,174	–
Shyam Kumar Doddavula	AVP and Principal Product Architect, PLATFORM	B.Tech, MS	40	19	Dec 17, 2001	82,19,784	Aztec Software & Tech. Services Limited, Technical Leader
Shyam Sundar V.	AVP and Practice Manager – IT Service, Support and Operations, CIS	BE	48	27	Dec 19, 1994	80,52,067	Monotype India Limited, Senior Customer Support Engineer
Siva Kumar Srinivasa Venkata Nandiwada	AVP and Delivery Head, ADM	B.Sc, PGD, M.Sc	43	18	Jan 2, 2001	84,50,417	I.T. SOLUTIONS, Project Leader
Sreekumar Sreedharan	AVP and Practice Manager, EAS	B.Tech, MBA	47	25	Jul 29, 2002	74,39,572	Satyam Computer Services Limited, Senior Consultant
Sridhara N. R.	VP and Head – Audit and Assessments, QLTY	B.Sc, M.Sc	59	32	Jan 1, 1984	80,45,183	BSNL, Technician
Srikantan Moorthy	EVP and Head – Global Services, ADM	BE	53	31	Dec 7, 2000	3,39,11,070	Inventa Corporation, General Manager
Srinivas J.	AVP and Principal Technology Architect, ADM	B.Tech	44	22	Jun 27, 1994	73,08,217	–
Srinivas Poosarla	VP and Head – Privacy and Data Protection	B.Tech	49	28	Sep 21, 1998	80,04,418	Tata Steel, Manager
Srinivasa Gopal Sugavanam	AVP and Practice Manager, DNA	BE, MMS	43	20	Jan 15, 2002	65,71,680	Atos origin India Pvt. Ltd., Consultant Grade IV
Srinivasan Govindan	AVP and Senior Delivery Manager, ADM	BE	48	25	Nov 12, 1998	68,94,054	ITC, Systems Administrator
Srinivasan Subramaniam	AVP and Principal Technology Architect, IND	BE	42	21	Sep 18, 2008	70,69,049	Dubai World, Enterprise Architecture
Subrata Kar	AVP and Practice Manager, EAS	B.Sc	51	29	Nov 21, 2005	82,46,711	Hexaware Technologies Limited, AVP
Suman Sasmal	VP and Service Offering Head, ADM	BE, PGDBM	52	29	Dec 12, 2001	1,58,18,774	RS Software India Limited, VP
Sumit Virmani	VP and Head – Marketing, MKTG	B.Com, MBA	41	20	May 6, 2004	1,02,10,953	Polaris Software Lab Limited, AVP Marketing
Sundar K. S.	AVP and Lead Principal – Education, Training and Assessment, TAFF	BE, M.Tech, MS	47	23	Aug 26, 1998	70,34,906	S.I.T, Teaching
Sundaresh Shankaran	AVP and Senior Delivery Manager, ENG	BE	46	25	Mar 9, 1998	78,87,319	L&T Limited, Product Engineering
Sunil Jose	AVP and Senior Delivery Manager, ENG	B.Tech	47	25	Jun 8, 1994	91,82,512	Motor Indus Software Services Private Limited, Supervisor
Sunil Kumar Dhareshwar	VP and Global Head – Taxation and Corporate Accounting, FIN	B.Com, CA	40	20	Sep 10, 2013	1,30,35,659	News Corporation (ASIA) Limited, Head Of Tax – Asia
Suraj George Jacob	AVP and Practice Manager, EAS	BE	45	23	Jan 13, 2005	73,25,198	Patni Computer Systems Limited, Senior Consultant
Suresh Kumar Meda	AVP and Senior Delivery Manager, ADM	BE, PGD	43	20	Jun 28, 2000	63,77,311	Deutsche Software India Ltd., Asst. System Analyst

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Surya Prakash K.	SVP and Head – Global Services, EAS	BE	47	26	Jul 23, 1990	1,21,60,370	–
Suryanarayanan M. S.	AVP and Senior Delivery Manager, IVSU	B.Sc, MCA	43	20	Aug 2, 1999	70,06,649	Aviation Software Development Consultancy (I) Limited, Systems Engineer
Suryaprakash Viswanath Kareenahalli	VP and Service Offering Head, ADM	BE, PGD	50	27	Oct 15, 2007	1,26,24,792	Wipro Technologies Limited, General Manager
Sushil Kumar	AVP and Delivery Head, ADM	BE, PGD	41	21	Jun 26, 1995	70,00,448	–
Thirumala Arohi	AVP and Senior Delivery Manager, ADM	B.Tech	43	21	Aug 25, 1997	70,37,786	K.T.P.S, General Engineering
Thothathri Visvanathan	VP and Delivery Head, ADM	BE, PGCCA	53	30	Jul 6, 2000	1,61,50,566	CSAI, Senior Consultant
Umashankar Malapaka	AVP and Unit Client Solution Head, ECS	BE, PGD	42	19	Apr 27, 1998	61,33,504	O.M.C. Computers Limited, Developer
Varadharaj Venkataraman	AVP and Geo Lead – Talent Acquisition, TAFF	M.Sc (H), MMS	40	17	Oct 21, 2002	69,75,779	Draft worldwide India Pvt. Ltd., Account Supervisor
Varsha Bharat Verma	AVP and Delivery Partner, ADM	Diploma, B.Sc	50	30	Sep 28, 2001	60,97,355	Infosys Technologies Limited, Consultant
Vasavi Lakshmi	AVP and Head – HR Service Delivery, HRD	BCS, MBA	40	19	Nov 17, 2005	76,19,143	Ramco Systems, Pre Sales Manager
Vasudev Kamath	AVP and Unit Risk Manager, CORP	B.Tech	42	20	Feb 5, 1996	74,80,135	–
Vasudeva M. Nayak	SVP and Group Head – Global Mobility and Assurance, TAFF	BBM, PGDM	58	36	Aug 24, 2011	1,51,64,648	Wipro Technologies Limited, VP
Venkat Narayan S.	AVP and Principal Technology Architect, IND	BE	43	22	Jun 27, 1994	87,75,944	–
Venkata Seshu Gulibhi	AVP and Senior Delivery Manager, DNA	B.Sc, M.Sc, M.Tech	48	24	Feb 21, 1994	74,64,163	UB Informations & Consulting Services, Executive
Vibhuti Kumar Dubey	VP and Service Offering Head, EAS	BE, PGD	51	27	Apr 1, 2002	1,22,21,411	HCL Group, Business Development Manager
Vijay Mishra	AVP and Delivery Head, EAS	BE, PGD	43	20	Jun 8, 1998	89,94,023	The Tata Engineering & Locomotive Co. Limited, Engineer
Vijayeendra S. Purohit	VP and Practice Manager – IT Services, CCD	BE	48	26	Apr 8, 1996	91,66,957	The Printers (Mysore) Limited, Senior Executive
Vinayak Prabhakar Hegde	AVP and Delivery Head, IVSU	BE	43	23	Mar 5, 2007	86,82,298	Wipro Technologies Limited, Delivery Manager
Virendra Paliwal	AVP and Product Line Manager, PLATFORM	Diploma, BE, PGDM	46	23	Aug 28, 1997	76,24,118	Ramco, Production Incharge
Vishwanath Kalasapur Narayan	AVP and Principal Technology Architect, CIS	BE, MS	52	23	Oct 30, 2002	66,46,067	Teraburst Networks Inc., Network Architect
Visvanathan Lakshmi Narayan	AVP and Senior Delivery Manager, ADM	B.Sc, MS, MBA	49	28	Jan 13, 2005	73,50,898	Hexaware Technologies Limited, AVP
Visveswara Gupta K.	AVP and Delivery Head, DX	BE	47	24	Apr 4, 1992	1,07,59,045	–
Yashodhan D. Phatak	AVP and Practice Manager, EAS	BE, PGDM	46	22	Jun 8, 1998	65,83,967	K.S.B. Pumps, Officer

Note: The above table is based on payouts made during the year

Employed for part of the year with an average salary above ₹5 lakh per month

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Avinash Prasad	AVP and Practice Manager, CIS	B.Tech, PGDBA	43	20	Aug 3, 2015	40,39,627	Wipro Technologies Limited, General Manager
Nagaraj Nanjundaram	AVP and Practice Manager, CIS	BE, PGD	45	22	Oct 5, 2015	32,06,600	EdgeVerve, Senior Director and Product Head
Prince Thomas	AVP and Practice Manager, ENG	B.Tech	44	22	Jul 30, 2015	41,77,845	Infosys Lodestone, Associate Partner
Samson Michael David	SVP and Head – Global Services, CIS	BE	47	26	Apr 21, 2015	2,77,63,635	EdgeVerve Systems Limited, COO and Whole-time Director
Sanjay Mahesh Purohit	EVP and Global Head, IGC	BE	49	26	Apr 21, 2015	2,99,73,482	EdgeVerve Systems Limited, CEO and MD
Shankar Krishnamurthy	EVP and Group Head – HRD, HRD	B.A., PG Dip.	53	32	Oct 26, 2015	2,02,03,051	Philips India, HR Head
Venkata Ramana Reddy Gunna	VP and Head – Unit Strategy, Planning and Operations, IGC	B.Tech, MBA	47	23	Aug 31, 2015	40,26,273	Mindtree Ltd., Head Talent Management

Note: The above table is based on payouts made during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of leaving	Gross (₹) (Part year / month)	Previous employment and designation
Abhay M. Kulkarni	VP and Service Offering Head, ADM	BE	49	26	Apr 24, 2015	21,79,727	TISCO, Graduate Trainee
Abhishek Kumar	Principal Product Architect, FINACLE	BE	35	12	Jul 31, 2015	22,42,518	SAP Labs India, Development Architect
Amit Kumar Jain	Engagement Manager, ECS	BE	38	16	May 15, 2015	13,88,528	KPIT Cummins Infosystems, Module lead
Anand Sinha	AVP and Principal Product Architect, FINACLE	B.Sc (H), PG Diploma in Software Enterprise Mgmt, MCA	41	18	Jul 31, 2015	29,94,525	SAP Labs India, Chief Dev Architect
Anindya Sircar	AVP and Principal IP Officer, LEGAL	B.Sc, M.Sc, Ph.D	46	19	Feb 17, 2016	1,17,51,758	BIOCON Limited, Global Head IPR
Anupama Nithyanand	AVP and Lead Principal – Education and Research, TAFF	BE	47	26	Apr 1, 2015	6,81,940	Wipro Technologies Limited, Manager – Training
Arun Kumar Krishnan	VP and Product Delivery Head, FINACLE	BE, M.Sc (Engg)	52	26	Jul 31, 2015	28,22,965	Welldoc software Pvt. Ltd., VP – Product Development
Ashok Virbhan Lalla	AVP and Principal – Marketing Manager, MKTG	B.A., MMM	44	21	Jun 3, 2015	14,05,745	GROUPM, Leader Digital South Asia
Babu N. S.	AVP and Product Line Manager, FINACLE	B.Sc, M.Sc	43	21	Jul 31, 2015	44,66,769	Aapson Computers, Developer
Balachandran R.	Product Line Manager, FINACLE	BE, PGD	50	24	Jul 31, 2015	21,67,590	Polaris Software Lab Limited, Principal Consultant
Balashankar	VP and Head – Business Units Risk Management, CORP	BE	60	36	Nov 6, 2015	60,85,353	BEL, Manager and Dept. Head Of R&D
Deepak N. Hoshing	VP and Head – Architecture, FINACLE	B.Tech	53	30	Jul 31, 2015	64,03,441	Unisys, Senior Systems Analyst
Ganesh Gopalakrishnan	SVP and Group Head – Information Systems, IS	BE (H), PGD	53	28	Apr 15, 2015	56,24,767	Asian Paints (I) Limited, Systems Executive
Girish G. Kamat	Product Line Manager, FINACLE	BE	43	20	Jul 31, 2015	20,94,543	–
Guru Raja C.	Industry Principal, FINACLE	B.Sc, CAIIB, M.Sc	55	32	Jul 31, 2015	20,26,384	Canara Bank, Officer
Hemant Govind Kalgaonkar	Delivery Manager, FINACLE	BE	42	20	Jul 31, 2015	21,03,372	Satyam Computers services Limited, Asst. Consultant
Issac Mathew	Principal – Knowledge Services, DNA	B.Tech, MBA	42	16	May 15, 2015	8,03,836	Ashley marketelligent Private Limited., EVP, Head of Client Services
Jasdeep Singh Kaler	AVP and Principal Product Architect, FINACLE	BE	40	19	Jul 31, 2015	28,20,543	–
Mahesh Dutt Kolar	AVP and Regional Manager – Finacle Sales, FINACLE	BE, PGD	46	21	Jul 31, 2015	49,17,179	Wipro Fluid Power, Executive
Mahesh R.	Senior Delivery Manager, FINACLE	B.Sc, M.Sc, PGD	51	32	Jul 31, 2015	20,24,700	Canara Bank, Manager
Mahesh Venkataraman	AVP and Delivery Head, IVSU	B.Tech	49	27	Aug 14, 2015	34,22,633	Wipro Technologies Limited, General Manager
Mala Chandrasekhar	SVP and Group Head – Business Finance, FIN	B.Com, ACA	43	17	Oct 12, 2015	71,50,409	Ford India Limited, Financial Analyst
Manish Narayan Savaji	Lead Consultant, FINACLE	B.Sc Tech, B.Sc	47	22	Jul 31, 2015	21,61,976	Accenture, Senior Manager
Manisha Banthia	Principal – Knowledge Services, DNA	B.Sc, MBA	45	20	Jun 5, 2015	11,34,421	IBPO, PR – Group Manager
Mohan Kumar K. L.	AVP and Senior Delivery Manager, FINACLE	B.Sc, CAIIB	49	28	Jul 31, 2015	35,03,617	Vijaya Bank, Assistant Manager
Naresh Kumar K.	AVP and Product Line Manager, FINACLE	BE	47	25	Jul 31, 2015	40,25,700	–
Nishikant Nigam	VP and Delivery Head, CIS	B.Tech	42	20	Apr 2, 2015	15,65,151	–
Pandiya Kumar Rajamony	AVP and Practice Manager, CIS	BE	44	21	Oct 22, 2015	55,48,959	ANZ Information Technology, Associate PM
Prasad C.	AVP and Lead Product Manager, FINACLE	BE	43	21	Jul 31, 2015	38,24,995	Grasim Industries, Trainee
Praveen Gulabrani	Industry Principal, ADM	B.Tech, ME	44	21	Apr 23, 2015	8,27,464	Sapient Corpn, Sr. Software Engineer
Rahul Goyal	Delivery Manager, ADM	BE	41	18	Apr 29, 2015	5,79,154	–
Rahul Shah	AVP and Industry Principal, EAS	B.Tech, PGD	45	21	Oct 30, 2015	51,67,733	IBPO, PR – AVP – OPERATIONS
Rajasekaran K. S.	Industry Principal, FINACLE	B.Sc, PGD, M.Sc	57	32	Jul 31, 2015	21,49,364	–
Rajashekara V. Maiya	AVP and Principal – Product Strategy, FINACLE	B.Com, M.Com, CA	43	20	Jul 31, 2015	47,18,706	Vishnu Bharat & Company, Auditor
Rajendra Awasthi	Senior Delivery Manager, FINACLE	Advanced Diploma, BE (H), PGD	50	24	Jul 31, 2015	23,18,202	Temenos USA Inc, Project Director

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of leaving	Gross (₹) (Part year / month)	Previous employment and designation
Rajesh Shankaran	Delivery Manager, FINACLE	BCS, MBA	43	21	Jul 31, 2015	20,29,991	Logicacmg India, Head Direct Sales
Rajiv Bansal	EVP and Chief Financial Officer, FIN	B.Com (H), CA, ICWAI	43	21	Dec 31, 2015	10,05,73,319	Tata Technologies (I) Limited, Finance Manager
Raktim Singh	Product Line Manager, FINACLE	B.Tech	42	20	Jul 31, 2015	21,11,408	–
Rama Mohan Venkata Kadayinti	VP and Head – Business Excellence, QLTY	BE, M.Tech	46	22	Sep 7, 2015	67,14,869	IBPO, AVP – Quality
Ramakrishnan K. R.	Product Line Manager, FINACLE	B.Com, ACS, CAIIB	52	32	Jul 31, 2015	22,52,365	Canara Bank, Officer
Ramchandran V.	Engagement Manager, FINACLE	BCS, MBA	42	17	Jul 31, 2015	21,14,258	Oracle financial services software Ltd., Consulting practice Director
Roshan Kumar Subudhi	AVP and Delivery Head, EAS	B.Tech, PGD	44	19	Oct 9, 2015	55,53,147	Sierra Atlantic Software Services Limited, VP – Enterprise Applications
Sanjay Jalona	EVP and Segment Head, MFG	M.Sc	47	25	Aug 7, 2015	2,05,36,459	Gemplus India Private Limited, Director
Savio D'Souza	VP and General Manager – IP Deployment and Commercialization, DNA	B.Sc, MCA	46	23	Aug 31, 2015	27,18,264	–
Sheenam Ohrie	VP and Delivery Head, FINACLE	BE	45	23	Jul 31, 2015	39,48,172	SAP Labs India, VP
Siddarth Arvind Shah	Engagement Manager, MFG	B.Com, PGD	37	14	May 19, 2015	10,49,112	E&Y, Asst. Manager – Markets
Siva Subramaniam G. V.	Product Line Manager, FINACLE	B.Com	40	20	Jul 31, 2015	22,41,893	ICICI Bank Home Finance Co.Ltd., Head – All India Branch Operations
Srinivas Padmanabhuni	AVP and Principal Research Scientist, CORPTECH	B.Tech, M.Tech, Ph.D	46	17	Oct 26, 2015	40,49,184	Firewhite Inc., Software Architect
Srinivasan Ayyamoni	Lead Consultant, EAS	B.Com, ACA	41	18	Apr 30, 2015	5,04,489	Scope international (p) Ltd. Standard Chartered Bank, Level 4 Business Analyst
Sudir Babu N. P.	AVP and Senior Delivery Manager, FINACLE	B.Sc, PGD	49	28	Jul 31, 2015	24,19,485	First computer, Corporate Manager – Operations
Suhas Bhaurao Patil	Business Development Manager, FINACLE	Diploma, BCS, MMSc.	46	25	Jul 31, 2015	24,65,132	Aurion pro solutions Limited, VP – Sales
Sukanya Ghosh	AVP and Principal – Marketing Manager, MKTG	B.A. (H)	46	23	Dec 1, 2015	42,73,591	HSBC Electronic Data Processing India Limited, SVP
Sunil Kumar Gupta	VP and Service Offering Head, FINACLE	BE	51	18	Jul 31, 2015	97,03,213	Logica, Chief Operating Officer
Sunil Kumar Mishra	Industry Principal, FINACLE	B.Tech, PGDBM	41	18	Jul 31, 2015	29,92,161	Accenture Services Private Limited, Senior Manager
Uday Kiran Kotla	AVP and Principal Technology Architect, DIS	BE, MS	41	19	Apr 21, 2015	15,71,623	Thought-matrix, Managing Architect
Venkata Subrahmanyam Chivukula	Principal Technology Architect, FINACLE	B.Tech	41	19	Jul 31, 2015	20,11,339	Prism Informatics, Software Engineer
Venkataramanan T. S.	VP and Product Delivery Head, FINACLE	BE	51	29	Jul 31, 2015	63,84,105	TELCO Limited, Senior Systems Officer
Venkatesh S. G.	AVP and Delivery Head, FINACLE	BE, MBA	46	23	Jul 31, 2015	34,16,041	Infosys, delivery Manager
Venkatesh Vaidyanathan	VP and Product Delivery Head, FINACLE	B.Sc, MCA	48	24	Jul 31, 2015	39,15,949	SAP Labs India, Vice President
Venkatramana Gosavi	VP and Regional Head, FINACLE	BE, MBA	51	26	Jul 31, 2015	72,31,994	Ramco Systems, Country Manager – India and Middle East
Vinay C. S.	AVP and Associate Regional Manager – Finacle Sales, FINACLE	BE	47	23	Jul 31, 2015	26,61,297	ARK Technologies, Manager
Vishnu G. Bhat	SVP and Unit Head, CIS	BE	47	23	Apr 10, 2015	28,85,619	R.V. College Of Engineering, Lecturer

Note: The above table is based on payouts made during the year

for and on behalf of the Board of Directors

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bangalore
April 15, 2016

Legend

Designations at Infosys	
AVP	Associate Vice President
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President

Units at Infosys	
ADM	Application Development and Maintenance
CCD	Computers and Communication Division
CDG	Communication Design Group
CIS	Cloud and Infrastructure Services
CORP	Corporate
CORPSTGY	Corporate Strategy
CORPTECH	Corporate Technology
DIS	Digital and Integration Services
DNA	Data and Analytics
DX	Digital Experience

Units at Infosys	
EAS	Enterprise Application Package Services
ECS	Energy & utilities, Communications and Services
ENG	Engineering Services
FAC	Facilities
FIN	Finance
FINACLE	Finacle
GDLY	Global Delivery
HRD	Human Resource Department
IGC	Infosys Consulting
IND	India Business Unit
IS	Information Systems
ISG	Information Security Group
IVSU	Independent Validation Solutions
LEGAL	Legal
MFG	Manufacturing

Units at Infosys	
MKTG	Marketing
MRCL	Manufacturing, Retail, Consumer packaged goods and Logistics
PLATFORM	Platforms
PURC	Purchase
QLTY	Quality
TAFF	Talent Fulfilment

Annexure 4 – Auditors' certificate on corporate governance

To

The Members of Infosys Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Limited ('the Company'), for the year ended 31 March 2016, as stipulated in Clause 49 of the Listing Agreement ('Listing Agreement') of the Company with the stock exchanges for the period 1 April 2015 to 30 November 2015 and as per the relevant provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations') as referred to in Regulation 15(2) of the Listing Regulations for the period 1 December 2015 to 31 March 2016.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement / Listing Regulations, as applicable.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Supreet Sachdev
Partner
Membership number 205385

Bangalore
15 April, 2016

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2016

(Pursuant to section 204 (1) of Companies Act 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To,
The Members, Infosys Limited, Bangalore

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by INFOSYS LIMITED (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2016 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter :

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2016 and made available to me, according to the provisions of :

i. The Companies Act, 2013 (the Act) and the rules made thereunder;
ii. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;
iii. The Depositories Act, 1996 and the regulations and Bye-laws framed thereunder;
iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;
v. The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act') :
   a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
   b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
   c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
   d) The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999; and
   e) The Securities and Exchange Board of India (Registrars to Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client.
vi. Other laws applicable specifically to the Company, namely :
   a) Information Technology Act, 2000 and the rules made thereunder;
   b) Special Economic Zones Act, 2005 and the rules made thereunder;
   c) Software Technology Parks of India rules and regulations;
   d) The Indian Copy Rights Act, 1957;
   e) The Patents Act, 1970; and
   f) The Trade Marks Act, 1999.

I have also examined compliance with the applicable clauses of the following : (i) Secretarial Standards issued by The Institute of Company Secretaries of India, (ii) The Listing Agreements entered into by the Company with Stock Exchanges in India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, rules, regulations and guidelines mentioned above.

I further report that, there were no events / actions in pursuance of :

a) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;
b) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; and
c) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, requiring compliance thereof by the Company during the financial year.

I further report that, based on the information provided and the representation made by the Company and also on the review of the compliance reports of Company Secretary / Chief Executive Officer taken on record by the Board of Directors of the Company, in my opinion, adequate systems and processes exist in the Company to monitor and ensure compliance with provisions of applicable general laws like labour laws and environmental laws.

I further report that, the compliance by the Company of applicable financial laws like direct and indirect tax laws and maintenance of financial records and books of accounts has not been reviewed in this Audit since the same have been subject to review by statutory financial audit and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance to all Directors, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period, except Issue of Bonus Equity Shares, there were no other specific events / actions in pursuance of the above referred laws, rules, regulations, guidelines, etc., having a major bearing on the Company's affairs.

P. G. Hegde
Hegde & Hegde
Company Secretaries
FCS : 1325 / C.P.No : 640

Bangalore
April 15, 2016

Annexure 6 – Extract of Annual Return

Form No. MGT-9

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

Registration and other details

Corporate Identity Number (CIN) of the company	L85110KA1981PLC013115
Registration date	July 02, 1981
Name of the company	Infosys Limited
Category / sub-category of the company	Information Technology and Information Technology Enabling Services
Address of the registered office and contact details	Electronics City, Hosur Road, Bangalore, Karnataka, India Tel : 91 80 2852 0261 Fax : 91 80 2852 0362 Email : investors@infosys.com website : www.infosys.com
Listed company (Yes / No)	Yes
Name, address and contact details of Registrar and transfer agent	Karvy Computershare Private Limited Unit : Infosys Limited, Karvy Selenium Tower B Plot 31-32, Gachibowli, Financial District Nanakramguda, Hyderabad – 500 032 Contact person Shobha Anand *Assistant General Manager* Tel : 91 40 67161559 Email : shobha.anand@karvy.com

Principal business activities of the Company

Name and description of main products / services	NIC code of the product / service	% to total turnover of the Company
Computer programming, consultancy and related activities	620	100

Particulars of holding, subsidiary and associate companies

Name of the parties	Country	CIN / GLN	Holding / Subsidiary / Associate	% holding as at March 31, 2016	Applicable section
Infosys Consulting Holding AG *(Infosys Lodestone)* *(formerly Lodestone Holding AG)*	Switzerland		Subsidiary	100	Section 2(87)
Infosys Consulting GmbH *(formerly Lodestone Management Consultants GmbH)*	Germany		Subsidiary	100	Section 2(87)
Infosys Management Consulting Pty. Limited *(formerly Lodestone Management Consultants Pty. Limited)*	Australia		Subsidiary	100	Section 2(87)
Infosys Consulting AG *(formerly Lodestone Management Consultants AG)*	Switzerland		Subsidiary	100	Section 2(87)
Lodestone GmbH *(formerly Hafner Bauer & Ödman GmbH)*	Switzerland		Subsidiary	100	Section 2(87)
Lodestone Management Consultants Co., Ltd.	China		Subsidiary	100	Section 2(87)
Infosys Consulting s.r.o. *(formerly Lodestone Management Consultants s.r.o.)*	Czech Republic		Subsidiary	100	Section 2(87)
Lodestone Management Consultants GmbH	Austria		Subsidiary	100	Section 2(87)
Infosys Consulting SAS *(formerly Lodestone Management Consultants SAS)*	France		Subsidiary	100	Section 2(87)
Infy Consulting Company Limited *(formerly Lodestone Management Consultants Ltd.)*	U.K.		Subsidiary	100	Section 2(87)
Infy Consulting B.V. *(formerly Lodestone Management Consultants B.V.)*	Netherlands		Subsidiary	100	Section 2(87)
Infosys Consulting Sp. Z o.o. *(formerly Lodestone Management Consultants Sp. z o.o.)*	Poland		Subsidiary	100	Section 2(87)
Lodestone Management Consultants Portugal, Unipessoal, Lda	Portugal		Subsidiary	100	Section 2(87)
S.C. Infosys Consulting S.R.L. *(formerly SC Lodestone Management Consultants S.R.L.)*	Romania		Subsidiary	100	Section 2(87)
Infosys Consulting Pte Ltd. *(formerly Lodestone Management Consultants Pte Ltd)*	Singapore		Subsidiary	100	Section 2(87)
Lodestone Management Consultants Inc.	U.S.		Subsidiary	100	Section 2(87)
Lodestone Management Consultants (Belgium) S.A.	Belgium		Subsidiary	99.90	Section 2(87)
Infosys Consulting Ltda. *(formerly Lodestone Management Consultants Ltda.)*	Brazil		Subsidiary	99.99	Section 2(87)
Lodestone Augmentis AG	Switzerland		Subsidiary	100	Section 2(87)
Infosys Consulting S.R.L. *(formerly Lodestone Management Consultants S.R.L.)*	Argentina		Subsidiary	100	Section 2(87)
Infosys BPO Limited *(Infosys BPO)*	India	U72200KA2002PLC030310	Subsidiary	99.98	Section 2(87)
EdgeVerve Systems Limited *(EdgeVerve)*	India	U72200KA2014PLC073660	Subsidiary	100	Section 2(87)
Infosys Technologies (China) Co. Limited *(Infosys China)*	China		Subsidiary	100	Section 2(87)
Infosys Technologies (Shanghai) Company Limited *(Infosys Shanghai)*	China		Subsidiary	100	Section 2(87)
Infosys Public Services, Inc. *(Infosys Public Services)*	U.S.		Subsidiary	100	Section 2(87)
Infosys Americas Inc. *(Infosys Americas)*	U.S.		Subsidiary	100	Section 2(87)
Infosys Tecnologia do Brasil Ltda.*(Infosys Brasil)*	Brazil		Subsidiary	100	Section 2(87)
Infosys Technologies S. de R. L. de C. V. *(Infosys Mexico)*	Mexico		Subsidiary	100	Section 2(87)
Infosys Technologies (Sweden) AB *(Infosys Sweden)*	Sweden		Subsidiary	100	Section 2(87)
Infosys (Czech Republic) Limited s.r.o *(formerly Infosys BPO s.r.o)*	Czech Republic		Subsidiary	99.98	Section 2(87)
Infosys Poland Sp. z o.o. *(formerly Infosys BPO (Poland) Sp Z.o.o)*	Poland		Subsidiary	99.98	Section 2(87)
Infosys McCamish Systems LLC	U.S.		Subsidiary	99.98	Section 2(87)
Portland Group Pty. Limited	Australia		Subsidiary	99.98	Section 2(87)
Infosys Technologies (Australia) Pty. Limited *(Infosys Australia)*	Australia		Subsidiary	100	Section 2(87)
Infosys Nova Holdings LLC *(Infosys Nova)*	U.S.		Subsidiary	100	Section 2(87)
Panaya Inc. *(Panaya)*	U.S.		Subsidiary	100	Section 2(87)
Panaya Ltd.	Israel		Subsidiary	100	Section 2(87)
Panaya GmbH	Germany		Subsidiary	100	Section 2(87)
Panaya Japan Co. Ltd.	Japan		Subsidiary	100	Section 2(87)
Skava Systems Pvt. Ltd. *(Skava Systems)*	India	U72200TZ2003PTC010618	Subsidiary	100	Section 2(87)
Kallidus Inc. (Kallidus)	U.S.		Subsidiary	100	Section 2(87)
Noah Consulting LLC *(Noah)*	U.S.		Subsidiary	100	Section 2(87)
Noah Information Management Consulting Inc. *(Noah Canada)*	Canada		Subsidiary	100	Section 2(87)
DWA Nova LLC	U.S.		Associate	16	Section 2(6)

Notes:

1. *Infosys BPO S. de R.L. de C.V has been liquidated effective March 15, 2016.*
2. *Following companies are yet to commence operations:*
   a. *Infosys BPO Americas LLC*
   b. *Infosys Canada Public Services Ltd.*
   c. *Panaya Pty. Ltd.*

Shareholding pattern (Equity share capital break-up as percentage of total equity)

(i) Category-wise shareholding

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares [1]	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and promoter group									
(1)	Indian									
(a)	Individual / HUF	15,02,15,636	–	15,02,15,636	13.08	29,28,06,199	–	29,28,06,199	12.75	(0.33)
(b)	Central government	–	–	–	–	–	–	–	–	–
(c)	State government(s)	–	–	–	–	–	–	–	–	–
(d)	Bodies corporate	–	–	–	–	–	–	–	–	–
(e)	Banks / Financial institutions	–	–	–	–	–	–	–	–	–
(f)	Any other	–	–	–	–	–	–	–	–	–
	Sub-total A(1)	15,02,15,636		15,02,15,636	13.08	29,28,06,199	–	29,28,06,199	12.75	(0.33)
(2)	Foreign									
(a)	Individuals (NRIs / Foreign individuals)	–	–	–	–	–	–	–	–	–
(b)	Other individuals	–	–	–	–	–	–	–	–	–
(c)	Bodies corporate	–	–	–	–	–	–	–	–	–
(d)	Banks / Financial institutions	–	–	–	–	–	–	–	–	–
(e)	Any other	–	–	–	–	–	–	–	–	–
	Sub-total A(2)									
	Total shareholding of promoters A=A(1)+A(2)	15,02,15,636		15,02,15,636	13.08	29,28,06,199		29,28,06,199	12.75	(0.33)
(B)	Public shareholding									
(1)	Institutions									
(a)	Mutual funds / UTI	6,07,84,954	–	6,07,84,954	5.29	15,23,60,913	–	15,23,60,913	6.63	1.34
(b)	Banks / Financial institutions	7,25,435	–	7,25,435	0.06	10,88,363	–	10,88,363	0.05	(0.01)
(c)	Central government	–	–	–	–	–	–	–	–	–
(d)	State government(s)	–	–	–	–	–	–	–	–	–
(e)	Venture capital funds	–	–	–	–	–	–	–	–	–
(f)	Insurance companies	11,19,10,924	–	11,19,10,924	9.74	24,74,20,991	–	24,74,20,991	10.77	1.03
(g)	Foreign institutional investors	43,59,60,562	19,200	43,59,79,762	37.96	52,01,79,413	12,800	52,01,92,213	22.65	(15.31)
(h)	Foreign venture capital funds									
(i)	Any other									
	Sub-total B(1)	60,93,81,875	19,200	60,94,01,075	53.06	92,10,49,680	12,800	92,10,62,480	40.10	(12.96)
(2)	Non-institutions									
(a)	Bodies corporate	92,55,388	25,600	92,80,988	0.81	1,76,76,850	51,200	1,77,28,050	0.77	(0.04)
(b)	Individuals									
	(i) Individuals holding nominal share capital up to ₹ 1 lakh	6,45,97,620	9,83,912	6,55,81,532	5.71	11,17,72,259	7,37,345	11,25,09,604	4.90	(0.82)
	(ii) Individuals holding nominal share capital in excess of ₹ 1 lakh	4,19,53,512	14,53,800	4,34,07,312	3.78	10,62,34,240	40,22,896	11,02,57,136	4.80	1.02
(c)	Any other									
	(i) Foreign bodies-DR	4,85,371	–	4,85,371	0.04	2,15,185	–	2,15,185	0.01	(0.03)
	(ii) Foreign portfolio investor	5,86,37,491	–	5,86,37,491	5.11	40,40,52,549	–	40,40,52,549	17.59	12.48
	(iii) NRI / OCB	1,75,52,821	3,205	1,75,56,026	1.53	3,49,74,684	6,410	3,49,81,094	1.52	(0.01)
	(iv) Trusts [2]	78,32,920	–	78,32,920	0.68	1,80,14,430	–	1,80,14,430	0.78	0.10
	Sub-total B(2)	20,03,15,123	24,66,517	20,27,81,640	17.66	69,29,40,197	48,17,851	69,77,58,048	30.37	12.72
	Total public shareholding total B=B(1)+B(2)	80,96,96,998	24,85,717	81,21,82,715	70.72	1,61,39,89,877	48,30,651	1,61,88,20,528	70.47	(0.24)
	Total (A+B)	95,99,12,634	24,85,717	96,23,98,351	83.80	1,90,67,96,076	48,30,651	1,91,16,26,727	83.22	(0.58)
(C)	Shares held by custodians for ADRs	18,60,73,981	–	18,60,73,981	16.20	38,53,17,937	–	38,53,17,937	16.78	(0.58)
	Grand total (A+B+C)	1,14,59,86,615	24,85,717	1,14,84,72,332	100.00	2,29,21,14,013	48,30,651	2,29,69,44,664	100.00	–

[1] *The total number of shares has increased due to issuance of bonus shares in June 2015 in the ratio of 1:1.*

[2] *Includes 56,67,200 and 1,13,23,576 shares held by Infosys Limited Employees Welfare Trust which is a Employee Benefit Trust as per SEBI (Share Based Employee Benefits) Regulations, 2014 at the beginning and end of the year respectively and is a non-promoter and non-public shareholding.*

(ii) Shareholding of promoters

Name of the shareholder	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in share holding during the year
	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	
Sudha Gopalakrishnan	2,45,89,250	2.14	–	4,91,78,500	2.14	–	–
Rohan Murty	1,58,99,564	1.38	–	3,17,99,128	1.38	–	–
S. Gopalakrishnan	1,33,13,452	1.16	–	2,16,26,904	0.94	–	(0.22)
Nandan M. Nilekani	1,06,91,740	0.93	–	2,13,83,480	0.93	–	–
Akshata Murty	1,02,12,824	0.89	–	2,04,25,648	0.89	–	–
Asha Dinesh	1,00,94,964	0.88	–	2,01,89,928	0.88	–	–
Sudha N. Murty	90,29,320	0.79	–	1,80,58,640	0.79	–	–
Rohini Nilekani	90,02,348	0.78	–	1,80,04,696	0.78	–	–
Dinesh Krishnaswamy	84,93,074	0.74	–	1,69,86,148	0.74	–	–
Shreyas Shibulal	73,52,464	0.64	–	1,46,79,855	0.64	–	–
Shruti Shibulal	73,43,848	0.64	–	1,36,87,696	0.60	–	(0.04)
S. D. Shibulal	49,39,422	0.43	–	88,28,844	0.38	–	(0.05)
N. R. Narayana Murthy	43,59,344	0.38	–	87,18,688	0.38	–	–
Nihar Nilekani	33,31,620	0.29	–	66,63,240	0.29	–	–
Janhavi Nilekani	33,31,582	0.29	–	66,63,164	0.29	–	–
Kumari Shibulal	30,22,088	0.26	–	54,94,176	0.24	–	(0.02)
Divya Dinesh	20,00,000	0.17	–	40,00,000	0.17	–	–
Deeksha Dinesh	20,00,000	0.17	–	40,00,000	0.17	–	–
Meghana	12,08,732	0.11	–	24,17,464	0.11	–	–

Note : The total number of shares has increased due to the issuance of bonus shares in June 2015 in the ratio 1:1.

(iii) Change in promoters' shareholding

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Sudha Gopalakrishnan				
At the beginning of the year	2,45,89,250	2.14	2,45,89,250	2.14
Bonus shares credited on Jun 22, 2015	2,45,89,250	–	4,91,78,500	2.14
At the end of the year			4,91,78,500	2.14
Rohan Murty				
At the beginning of the year	1,58,99,564	1.38	1,58,99,564	1.38
Bonus shares credited on Jun 22, 2015	1,58,99,564	–	3,17,99,128	1.38
At the end of the year			3,17,99,128	1.38
S. Gopalakrishnan				
At the beginning of the year	1,33,13,452	1.16	1,33,13,452	1.16
Bonus shares credited on Jun 22, 2015	1,33,13,452	–	2,66,26,904	1.16
Sale on Mar 10, 2016	(50,00,000)	(0.22)	2,16,26,904	0.94
At the end of the year			2,16,26,904	0.94
Nandan M. Nilekani				
At the beginning of the year	1,06,91,740	0.93	1,06,91,740	0.93
Bonus shares credited on Jun 22, 2015	1,06,91,740	–	2,13,83,480	0.93
At the end of the year			2,13,83,480	0.93
Akshata Murty				
At the beginning of the year	1,02,12,824	0.89	1,02,12,824	0.89
Bonus shares credited on Jun 22, 2015	1,02,12,824	–	2,04,25,648	0.89
At the end of the year			2,04,25,648	0.89
Asha Dinesh				
At the beginning of the year	1,00,94,964	0.88	1,00,94,964	0.88
Bonus shares credited on Jun 22, 2015	1,00,94,964	–	2,01,89,928	0.88
At the end of the year			2,01,89,928	0.88
Sudha N. Murty				
At the beginning of the year	90,29,320	0.79	90,29,320	0.79
Bonus shares credited on Jun 22, 2015	90,29,320	–	1,80,58,640	0.79
At the end of the year			1,80,58,640	0.79
Rohini Nilekani				
At the beginning of the year	90,02,348	0.78	90,02,348	0.78
Bonus shares credited on Jun 22, 2015	90,02,348	–	1,80,04,696	0.78
At the end of the year			1,80,04,696	0.78
Dinesh Krishnaswamy				
At the beginning of the year	84,93,074	0.74	84,93,074	0.74
Bonus shares credited on Jun 22, 2015	84,93,074	–	1,69,86,148	0.74
At the end of the year			1,69,86,148	0.74
Shreyas Shibulal				
At the beginning of the year	73,52,464	0.64	73,52,464	0.64
Bonus shares credited on Jun 22, 2015	73,52,464	–	1,47,04,928	0.64
Sale on Nov 17, 2015	(25,000)	–	1,46,79,928	0.64
Sale on Nov 23, 2015	(73)	–	1,46,79,855	0.64
At the end of the year			1,46,79,855	0.64
Shruti Shibulal				
At the beginning of the year	73,43,848	0.64	73,43,848	0.64
Bonus shares credited on Jun 22, 2015	73,43,848	–	1,46,87,696	0.64
Sale on Mar 10, 2016	(10,00,000)	(0.04)	1,36,87,696	0.60
At the end of the year			1,36,87,696	0.60
S. D. Shibulal				
At the beginning of the year	49,39,422	0.43	49,39,422	0.43
Bonus shares credited on Jun 22, 2015	49,39,422	–	98,78,844	0.43
Sale on Nov 18, 2015	(25,000)	–	98,53,844	0.43
Sale on Nov 23, 2015	(25,000)	–	98,28,844	0.43
Sale on Mar 10, 2016	(10,00,000)	(0.05)	88,28,844	0.38
At the end of the year			88,28,844	0.38
N. R. Narayana Murthy				
At the beginning of the year	43,59,344	0.38	43,59,344	0.38
Bonus shares credited on Jun 22, 2015	43,59,344	–	87,18,688	0.38
At the end of the year			87,18,688	0.38
Nihar Nilekani				
At the beginning of the year	33,31,620	0.29	33,31,620	0.29
Bonus shares credited on Jun 22, 2015	33,31,620	–	66,63,240	0.29
At the end of the year			66,63,240	0.29
Janhavi Nilekani				
At the beginning of the year	33,31,582	0.29	33,31,582	0.29
Bonus shares credited on Jun 22, 2015	33,31,582	–	66,63,164	0.29
At the end of the year			66,63,164	0.29

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Kumari Shibulal				
At the beginning of the year	30,22,088	0.26	30,22,088	0.26
Bonus shares credited on Jun 22, 2015	30,22,088	–	60,44,176	0.26
Sale on Nov 18, 2015	(25,000)	–	60,19,176	0.26
Sale on Nov 23, 2015	(25,000)	–	59,94,176	0.26
Sale on Mar 10, 2016	(5,00,000)	(0.02)	54,94,176	0.24
At the end of the year			54,94,176	0.24
Divya Dinesh				
At the beginning of the year	20,00,000	0.17	20,00,000	0.17
Bonus shares credited on Jun 22, 2015	20,00,000	–	40,00,000	0.17
At the end of the year			40,00,000	0.17
Deeksha Dinesh				
At the beginning of the year	20,00,000	0.17	20,00,000	0.17
Bonus shares credited on Jun 22, 2015	20,00,000	–	40,00,000	0.17
At the end of the year			40,00,000	0.17
Meghana				
At the beginning of the year	12,08,732	0.11	12,08,732	0.11
Bonus shares credited on Jun 22, 2015	12,08,732	–	24,17,464	0.11
At the end of the year			24,17,464	0.11

Note : The total number of shares has increased due to the issuance of bonus shares in June 2015 in the ratio 1:1.

(iv) Shareholding pattern of top 10 shareholders

(other than directors, promoters and holders of ADRs)

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Life Insurance Corporation of India				
At the beginning of the year	5,52,74,758	4.81	5,52,74,758	4.81
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	82,97,280	0.72	6,35,72,038	5.54
Bonus shares credited on Jun 22, 2015	6,35,72,038	–	12,71,44,076	5.54
Transactions (purchase / sale) after bonus issue up to March 31, 2016	51,30,224	0.22	13,22,74,300	5.76
At the end of the year			13,22,74,300	5.76
Oppenheimer Developing Markets Fund				
At the beginning of the year	3,52,52,415	3.07	3,52,52,415	3.07
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	–	–	3,52,52,415	3.07
Bonus shares credited on Jun 22, 2015	3,52,52,415	–	7,05,04,830	3.07
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(2,40,93,468)	(1.05)	4,64,11,362	2.02
At the end of the year			4,64,11,362	2.02
Abu Dhabi Investment Authority				
At the beginning of the year	3,01,35,202	2.62	3,01,35,202	2.62
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	(18,67,526)	(0.16)	2,82,67,676	2.46
Bonus shares credited on Jun 22, 2015	2,82,67,676	–	5,65,35,352	2.46
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(18,53,032)	(0.08)	5,46,82,320	2.38
At the end of the year			5,46,82,320	2.38
Government of Singapore				
At the beginning of the year	2,39,54,468	2.09	2,39,54,468	2.09
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	(13,68,451)	(0.12)	2,25,86,017	1.97
Bonus shares credited on Jun 22, 2015	2,25,86,017	–	4,51,72,034	1.97
Transactions (purchase / sale) after bonus issue up to March 31, 2016	99,32,323	0.43	5,51,04,357	2.40
At the end of the year			5,51,04,357	2.40
HDFC Trustee Company Ltd. – HDFC Retirement Savings Fund				
At the beginning of the year	1,72,99,435	1.51	1,72,99,435	1.51
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	2,82,017	0.02	1,75,81,452	1.53
Bonus shares credited on Jun 22, 2015	1,75,81,452	–	3,51,62,904	1.53
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(22,55,106)	(0.10)	3,29,07,798	1.43
At the end of the year			3,29,07,798	1.43

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Vanguard Emerging Markets Stock Index Fund, Aserie				
At the beginning of the year	1,72,66,663	1.50	1,72,66,663	1.50
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	1,01,943	0.01	1,73,68,606	1.51
Bonus shares credited on Jun 22, 2015	1,73,68,606	–	3,47,37,212	1.51
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(56,71,147)	(0.24)	2,90,66,065	1.27
At the end of the year			2,90,66,065	1.27
Franklin Templeton Investment Funds				
At the beginning of the year	1,39,04,117	1.21	1,39,04,117	1.21
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	(74,42,205)	(0.65)	64,61,912	0.56
Bonus shares credited on Jun 22, 2015	64,61,912	–	1,29,23,824	0.56
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(50,34,170)	(0.22)	78,89,654	0.34
At the end of the year			78,89,654	0.34
Stichting Pensioenfonds ABP				
At the beginning of the year	1,25,73,492	1.09	1,25,73,492	1.09
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	(20,97,042)	(0.18)	1,04,76,450	0.91
Bonus shares credited on Jun 22, 2015	1,04,76,450	–	2,09,52,900	0.91
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(2,09,52,900)	(0.91)	–	–
At the end of the year			–	–
ICICI Prudential Life Insurance Company Ltd.				
At the beginning of the year	1,22,29,311	1.06	1,22,29,311	1.06
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	(9,01,655)	(0.07)	1,13,27,656	0.98
Bonus shares credited on Jun 22, 2015	1,13,27,656	–	2,26,55,312	0.98
Transactions (purchase / sale) after bonus issue up to March 31, 2016	71,30,115	0.31	2,97,85,427	1.30
At the end of the year			2,97,85,427	1.30
Ishares India Index Mauritius Company				
At the beginning of the year	1,04,30,700	0.91	1,04,30,700	0.91
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	11,19,606	0.10	1,15,50,306	1.01
Bonus shares credited on Jun 22, 2015	1,15,50,306	–	2,31,00,612	1.01
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(14,76,896)	(0.07)	2,16,23,716	0.94
At the end of the year			2,16,23,716	0.94
Aberdeen Global Indian Equity (Mauritius) Limited				
At the beginning of the year	96,85,000	0.84	96,85,000	0.84
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	–	–	96,85,000	0.84
Bonus shares credited on Jun 22, 2015	96,85,000	–	1,93,70,000	0.84
Transactions (purchase / sale) after bonus issue up to March 31, 2016	(47,81,286)	(0.20)	1,45,88,714	0.64
At the end of the year			1,45,88,714	0.64
Vanguard Total International Stock Index Fund				
At the beginning of the year	65,35,829	0.57	65,35,829	0.57
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	7,60,908	0.07	72,96,737	0.64
Bonus shares credited on Jun 22, 2015	72,96,737	–	1,45,93,474	0.64
Transactions (purchase / sale) after bonus issue up to March 31, 2016	45,16,412	0.19	1,91,09,886	0.83
At the end of the year			1,91,09,886	0.83
Stichting Depositary APG Emerging Markets Equity				
At the beginning of the year	–	–	–	–
Transactions (purchase / sale) from April 1, 2015 up to bonus issue	–	–	–	–
Bonus shares credited on Jun 22, 2015	–	–	–	–
Transactions (purchase / sale) after bonus issue up to March 31, 2016	2,28,12,976	0.99	2,28,12,976	0.99
At the end of the year			2,28,12,976	0.99

Notes : The date-wise increase / decrease in shareholding of the top 10 shareholders is available on our website, www.infosys.com.
Change in the top 10 shareholders at the beginning of the year and at the end of the year

(v) Shareholding of directors and key managerial personnel

Name of the director / key managerial personnel (KMP)	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
U. B. Pravin Rao – COO and Whole-time Director				
At the beginning of the year	2,77,760	0.02	2,77,760	0.02
Bonus shares credited on Jun 22, 2015	2,77,760	–	5,55,520	0.02
At the end of the year			5,55,520	0.02
Dr. Vishal Sikka – CEO and MD				
At the beginning of the year	–	–	–	–
Allotment on Aug 28, 2015	9,116		9,116	–
Allotment on Jan 8, 2016	1,708	–	10,824	–
At the end of the year			10,824	–
R. Seshasayee – Chairman				
At the beginning of the year	124	–	124	–
Bonus shares credited on Jun 22, 2015	124	–	248	–
At the end of the year			248	–
Kiran Mazumdar-Shaw – Director				
At the beginning of the year	400	–	400	–
Bonus shares credited on Jun 22, 2015	400	–	800	–
At the end of the year			800	–
Rajiv Bansal – KMP [(1)]				
At the beginning of the year	70,890	0.01	70,890	0.01
Bonus shares credited on June 22, 2015	70,890		1,41,780	0.01
At the end of the year			1,41,780	0.01
M. D. Ranganath – KMP [(1)]				
At the beginning of the year	4,628	–	4,628	–
Bonus shares credited on June 22, 2015	4,628		9,256	–
At the end of the year			9,256	–
A. G. S. Manikantha – KMP [(1)]				
At the beginning of the year	40	–	40	–
Bonus shares credited on June 22, 2015	40		80	–
At the end of the year			80	–

[(1)] *KMP for part of the year*

The following directors did not hold any shares during fiscal 2016 :

- K. V. Kamath – Chairman, *resigned on June 5, 2015*
- Prof. Jeffrey S. Lehman – Director
- Roopa Kudva – Director
- Prof. John W. Etchemendy – Director
- Carol M. Browner – Director, *resigned on November 23, 2015*
- Ravi Venkatesan – Director
- Dr. Punita Kumar-Sinha – Director, *appointed on January 14, 2016*

Indebtedness

The Company has not availed any loan during the year and is a debt-free Company.

Remuneration of directors and key managerial personnel

Remuneration of Managing Director (MD), Whole-time Directors (WTD) and / or manager

in ₹ crore

Particulars of remuneration	Name of MD / WTD / Manager		Total amount
	Dr. Vishal Sikka	U. B. Pravin Rao	
Gross salary			
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	5.96	0.89	6.85
Value of perquisites u/s 17(2) Income-tax Act, 1961	–	2.55	2.55
Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	–	–	–
Stock option [(1)]	–	–	–
Sweat equity	–	–	–
Commission	–	–	–
as % of profit	–	–	–
Others [(2)(3)]	42.77	5.84	48.61
Total (A)	48.73	9.28	58.01
Ceiling as per the Act			1,954

[(1)] *During fiscal 2016, Dr. Vishal Sikka was granted RSUs valued at US$2 million on the grant date. The RSUs will vest over a period of four years from the date of grant in the proportions specified in the award agreement (Refer to Note 2.1 of the Standalone Financial Statements).*

[(2)] *Includes payment of variable pay amounting to ₹14 crore for the year ended March 31, 2015 to the CEO as decided by the nomination and remuneration committee in its meeting held on June 22, 2015, in line with the compensation plan approved by the shareholders. Further, includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) for the year ended March 31, 2016 to the CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for the year ended March 31, 2016.*

[(3)] *Includes bonus, retirals and others on accrual basis (Refer to Note 2.26 in the Standalone Financial Statements)*

Remuneration to other directors

in ₹ crore

Particulars of remuneration	Name of director									Total amount
	K. V. Kamath [1]	R. Seshasayee	Ravi Venkatesan	Prof. Jeffrey S. Lehman	Carol M. Browner [2]	Prof. John W. Etchemendy	Roopa Kudva	Kiran Mazumdar-Shaw	Dr. Punita Kumar-Sinha [3]	
Independent directors										
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–	–	–
Commission	0.39	1.84	1.04	1.33	0.68	1.05	0.99	0.87	0.20	8.39
Others, please specify	–	–	–	–	–	–	–	–	–	–
Total (1)	0.39	1.84	1.04	1.33	0.68	1.05	0.99	0.87	0.20	8.39
Other non-executive directors	–	–	–	–	–	–	–	–	–	–
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–	–	–
Commission	–	–	–	–	–	–	–	–	–	–
Others, please specify	–	–	–	–	–	–	–	–	–	–
Total (2)	–	–	–	–	–	–	–	–	–	–
Total (B)=(1+2)	0.39	1.84	1.04	1.33	0.68	1.05	0.99	0.87	0.20	8.39
Total managerial remuneration	0.39	1.84	1.04	1.33	0.68	1.05	0.99	0.87	0.20	8.39
Overall Ceiling as per the Act										178

(1) *For the period of April 1, 2015 to June 5, 2015*
(2) *For the period of April 1, 2015 to November 23, 2015*
(3) *For the period of January 14, 2016 to March 31, 2016*

Remuneration to key managerial personnel other than MD / Manager / WTD

in ₹ crore

Particulars of remuneration	Key managerial personnel			Total
	Company Secretary [1]	CFO [2]	CFO [3]	
Gross salary				
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	0.06	0.55	1.74	2.35
Value of perquisites u/s 17(2) Income-tax Act, 1961	0.08	0.76	–	0.84
Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	–	–	–	–
Stock option	–	–	–	–
Sweat equity	–	–	–	–
Commission				
as % of profit	–	–	–	–
Others [4]	0.23	21.71	1.87	23.81
Total	0.37	23.02	3.61	27.00

(1) *Remuneration is for the period June 22, 2015 to March 31, 2016.*
(2) *Remuneration of Rajiv Bansal is for the period of April 1, 2015 to October 12, 2015.*
(3) *Remuneration of M. D. Ranganath is for the period of October 12, 2015 to March 31, 2016.*
(4) *Includes bonus, retirals and others on accrual basis (Refer to Note 2.26 of the Standalone Financial Statements)*

Penalties / punishment / compounding of offences

There were no penalties / punishment / compounding of offences for the year ending March 31, 2016.

Annexure 7 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013]

Sustainable practices have always been an integral part of our larger business strategy. Corporate Social Responsibility (CSR) is a large part of our overall sustainability policy, encompassing social, economic and environmental actions. While philanthropy is one aspect of it, we also lend our support to building institutions, and supporting the preservation of our depleting natural resources by finding new technology that can offer safeguards against the global risks of climate change.

Infosys Foundation ('the Foundation'), our primary corporate social responsibility trust, was established in 1996 with a vision to boosting our initiatives. This was long before the Companies Act, 2013 mandated that a company should function through a registered trust or society for any CSR activities to be undertaken by it. The Foundation publishes a report of its yearly activities. The report, and more details on the Foundation's work, are available on *http://www.infosys.com/infosys-foundation*.

CSR committee

The corporate social responsibility committee ('the CSR committee') of the Board is responsible for overseeing the execution of the Company's CSR policy, and ensuring that the CSR objectives of the Company are met. The CSR committee comprises two independent directors and the CEO and MD. The members of the CSR committee are:

- R. Seshasayee, *Chairperson*
- Kiran Mazumdar-Shaw
- Dr. Vishal Sikka

Our objectives

Our broad objectives as stated in our CSR policy include:

- Making a positive impact on society through economic development and reduction of our resource footprint.
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders.

For more details on our CSR policy, visit *http://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf*.

Focus areas

The Foundation's activities are focused on the following areas:

- Healthcare: Since 1996, the Foundation has funded an array of healthcare projects that have benefitted people in rural as well as urban areas across India. Support provided by the Foundation has helped hospitals and healthcare NGOs procure medicines, medical equipment and vehicles; construct rest houses and specialized treatment blocks; and organize screening camps and health camps, among other things.
- Eradication of hunger and promotion of education: Over the years, grants from the Foundation have helped institutions provide midday meals and scholarships to students, train teachers, develop infrastructure such as libraries, hostels and laboratories and institute chairs in an effort to make learning and research viable and competitive.
- Art and culture: With an eye to promoting indigenous art and preserving the rich cultural heritage of India, the Foundation, in collaboration with partner organizations, has supported artists – writers, poets, painters, musicians, dancers and theatre artists – by providing funds and opportunities to showcase their art in India and abroad.
- Destitute care: The Foundation partners with non-governmental organizations (NGOs) to reach out to destitute children and women by providing vocational training so that they are empowered to earn a livelihood.
- Rural development, rehabilitation and disaster relief: Focusing on projects that are aimed at community development, the Foundation works with local administrations across the country in areas such as sanitation, vocational training and entrepreneurship. It also funds infrastructural development projects apart from supporting the rehabilitation of victims of natural and national calamities.
- Environmental sustainability: Securing sustainable development and environmental protection though usage of renewable sources of energy, water conservation, waste management and protection of flora and fauna.

Financial details

Section 135 of the Companies Act, 2013 and Rules made under it prescribe that every company having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year shall ensure that the company spends, in every financial year, at least 2% of the average net profits made during the three immediately preceding financial years, in pursuance of its Corporate Social Responsibility (CSR) Policy. The provisions pertaining to CSR as prescribed under the Companies Act, 2013 are applicable to Infosys Limited.

As per Section 135 of the Companies Act, 2013, the Company was required to spend ₹256.01 crore towards CSR activities out of which ₹202.30 crore was utilized on activities specified in Schedule VII of the Companies Act, 2013. A few of the projects undertaken are multi-year projects. In addition, as part of its ongoing CSR programs, the Company has spent ₹10 crore on Chennai flood relief and rehabilitation activities and ₹76 crore on multiple CSR initiatives including, environment sustainability and conservation of natural resources aimed at long-term sustainability of ecosystem which were not covered under Schedule VII of the Companies Act. 2013. The details are provided in the tables below.

The financial details as sought by the Companies Act, 2013 for fiscal 2016 are as follows:

in ₹ crore

Particulars	
Average net profit of the Company for last three financial years	12,800
Prescribed CSR expenditure (2% of the average net profit as computed above)	
Details of CSR expenditure during the financial year	
Total amount to be spent for the financial year	256.01
Amount spent	202.30
Amount unspent (*Refer to the paragraph above for details*)	53.71

The Infosys Foundation primarily works with non-governmental organizations as nodal agency for implementing projects. The major projects and heads under which the outlay amount was spent in fiscal 2016 are as follows:

in ₹ crore

CSR project / activity / beneficiary	Themes as per our CSR policy	Sector covered within Schedule VII	Location of the project / program	Amount outlay (Budget)	Amount spent on the projects or programs	Cumulative expenditure up to the reporting period	Amount spent direct / implementing agency
(1) Expenditure on projects / programs							
Ramakrishna Mission	Rural development	Rural development projects	Aalo	15.00	15.00	15.00	Infosys Foundation and Infosys Limited
Ramakrishna Mission	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Itanagar	4.25	4.25	4.25	Infosys Limited
Ramakrishna Mission Ashrama	Rural development	Rural development projects	Narainpur	2.00	2.00	2.00	Infosys Foundation
Ramakrishna Sharadashrama	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Ponnampet, Coorg	1.00	1.00	1.00	Infosys Foundation
Ramakrishna Mission	Destitute care and rehabilitation	Eradicating hunger, poverty and malnutrition	Belur	1.00	1.00	1.00	Infosys Foundation
Rehabilitation during floods	Destitute care and rehabilitation	Disaster relief	Velachery, Medavakkam, Okkiyam, Thoraipakkam, Tambaram, Chidambaram and Cuddalore	12.10	12.10	12.10	Infosys Limited
Akshaya Patra Foundation	Malnutrition and hunger eradication	Eradicating hunger, poverty and malnutrition	Jaipur, Bangalore, Mysore, Jodhpur, Hyderabad, Salem	15.64	15.64	15.64	Infosys Foundation and Infosys Limited
Swachh Bharat	Rural development	Rural development projects	Bhubaneshwar	12.77	12.77	12.77	Infosys Foundation and Infosys Limited
Hud Hud Cyclone relief	Rural development	Rural development projects	Visakhapatnam	12.35	12.35	12.35	Infosys Foundation and Infosys Limited
Asia Heart Foundation	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Bangalore	8.00	8.00	8.00	Infosys Foundation

CSR project / activity / beneficiary	Themes as per our CSR policy	Sector covered within Schedule VII	Location of the project / program	Amount outlay (Budget)	Amount spent on the projects or programs	Cumulative expenditure up to the reporting period	Amount spent direct / implementing agency
Indraprastha International Institute for Technology	Improving quality of education	Promoting education, enhancing vocational skills	Delhi	8.00	8.00	8.00	Infosys Limited
Agastya International Foundation	Improving quality of education	Promoting education, enhancing vocational skills	Maharashtra, Odisha	6.00	6.00	6.00	Infosys Limited
Vivekananda Rock Memorial	Improving quality of education	Promoting education, enhancing vocational skills	Sher, Karsang, Jairampur, Roing, Balijan, Oyan, Seijosa, Majuli, Sadiya	6.00	6.00	6.00	Infosys Limited
All India Institute of Medical Sciences	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Delhi	5.00	5.00	5.00	Infosys Foundation
Bharatiya Vidya Bhavan	Art and Culture	Promotion of Art and culture	Odisha, Kerala, Telangana, Andhra Pradesh, Gujarat, Rajasthan, Maharashtra	5.00	5.00	5.00	Infosys Foundation
Foundation for Revitalization of Local Health Traditions	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Bangalore	5.00	5.00	5.00	Infosys Limited
Harish-Chandra Research Institute	Improving quality of education	Promoting education, enhancing vocational skills	Allahabad	5.00	5.00	5.00	Infosys Limited
Indian Institute of Management	Improving quality of education	Promoting education, enhancing vocational skills	Ahmedabad	5.00	5.00	5.00	Infosys Foundation
Tata Institute of Fundamental Research	Improving quality of education	Promoting education, enhancing vocational skills	Mumbai	5.10	5.10	5.10	Infosys Limited
Tata Memorial Centre	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Mumbai	5.00	5.00	5.00	Infosys Foundation
Teach to Lead	Improving quality of education	Promoting education, enhancing vocational skills	Bangalore	5.00	5.00	5.00	Infosys Limited
Construction of Railway Platform	Rural development	Rural development projects	Paranur Village, Veerapuram	4.00	4.00	4.00	Infosys Limited
Sankara Eye Hospital	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Bangalore	3.46	3.46	3.46	Infosys Foundation
Karnataka Chinmaya Seva Trust	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Bangalore	2.90	2.90	2.90	Infosys Limited
Bharatiya Jain Sanghatana	Improving quality of education	Promoting education, enhancing vocational skills	Pune	2.50	2.50	2.50	Infosys Foundation
Sri Dhanvantri Trust	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Chennai	2.00	2.00	2.00	Infosys Limited
Centre for Infectious Disease Research	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Bangalore	1.59	1.59	1.59	Infosys Foundation

CSR project / activity / beneficiary	Themes as per our CSR policy	Sector covered within Schedule VII	Location of the project / program	Amount outlay (Budget)	Amount spent on the projects or programs	Cumulative expenditure up to the reporting period	Amount spent direct / implementing agency
Ranga Shankara	Art and culture	Promotion of art and culture	Bangalore	1.50	1.50	1.50	Infosys Foundation
School Laboratory Project	Rural development	Rural development projects	Kolar	1.35	1.35	1.35	Infosys Limited
Sahakara Mitra Samstha	Rural development	Rural development projects	Anantapur, Chittoor, Adilabad	1.20	1.20	1.20	Infosys Foundation
Sri Ramakrishna Sevashrama	Rural development	Rural development projects	Pavagada	1.20	1.20	1.20	Infosys Limited
Vittala International Institute of Ophthalmology	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Bangalore	1.06	1.06	1.06	Infosys Foundation
Gram Panchayat	Rural development	Rural development projects	Dharwad	1.01	1.01	1.01	Infosys Foundation
Schizophrenia Research Foundation	Healthcare and medical facilities	Promoting healthcare including preventive healthcare	Chennai	1.00	1.00	1.00	Infosys Limited
Student Tracking System	Improving quality of education	Promoting education, enhancing vocational skills	Udupi and Bijapur	1.00	1.00	1.00	Infosys Foundation
Biomass Cook Stove Project	Sustainability	Environmental sustainability and ecological balance	Koppal	13.40	6.30	6.30	Infosys Limited
Biomass Cook Stove Project	Sustainability	Environmental sustainability and ecological balance	Rajasthan	8.40	2.46	2.46	Infosys Limited
Biogas Project	Sustainability	Environmental sustainability and ecological balance	Ramanagara	22.00	1.58	1.58	Infosys Limited
Biomass Cook Stove Project	Sustainability	Environmental sustainability and ecological balance	Maharashtra	12.00	–	–	Infosys Limited
Others			Others	17.55	17.55	17.55	Infosys Foundation and Infosys Limited
(ii) Overhead							
Administrative Expenses	Office	Overhead	Bangalore	4.43	4.43	4.43	Infosys Foundation and Infosys Limited
Total				(1) 247.76	(1) 202.30	(1) 202.30	

Note: A few of the projects undertaken in the table above are multi-year projects.
(1) Amount does not include ₹10 crore contributed towards Chennai relief and ₹76 crore on multiple CSR initiatives including environmental sustainability and conservation of natural resources aimed at long-term sustainability of the ecosystem.

Our CSR responsibilities

We hereby affirm that the CSR Policy, as approved by the Board, has been implemented and the CSR committee monitors the implementation of the projects and activities in compliance with our CSR objectives.

R. Seshasayee
Chairperson, CSR Committee

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bangalore
April 15, 2016

Annexure 8 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

Particulars pursuant to the Companies (Accounts) Rules, 2014

Conservation of resources

Doing more with less – Infosys believes in conservation of energy and resources to help create a better tomorrow. With our smart building automation, highly-efficient building designs, deep green retrofits and renewable energy, we are well on the path to achieving carbon neutrality. Our Central Command Centre in Bangalore now manages about 45 million sq. ft. of built-up area. The Mysore campus is a shining example of sustainable development through resource conservation and is a model smart city. Use of innovative water-efficient technologies, 100% recycling and reuse of wastewater, and setting up of recharge wells and lakes for groundwater recharge have helped us achieve significant water savings. Persistent efforts in managing our waste effectively and scientifically is getting us close to our goal of minimizing waste-to-landfills.

Renewable energy

In fiscal 2016, we installed solar power plants of 9.7 MW in different campuses in India, taking our total installed capacity to about 12 MW of solar power. One of our greatest achievements this year has been the addition of enough solar power generating capacity in our Hyderabad SEZ campus to make it 100% captive RE.

Green buildings

This fiscal, we were awarded the LEED India Platinum rating for two of our buildings in Pune and Bangalore, and Green Rating for Integrated Habitat Assessment (GRIHA) for our building in Hyderabad. We now have 14 LEED Platinum-rated buildings and four buildings with GRIHA five-star rating.

Retrofits

The deep green retrofits in air-conditioning and UPS systems have helped us achieve 16 MW and 12 MW reductions, respectively in connected load in the last five years. In fiscal 2016 alone, air-conditioning retrofits have led to about 2.5 MW reduction in connected load.

Carbon neutrality

Following our commitment to become carbon neutral, we have started three carbon offset projects – a household biogas project and two biomass cook stove projects – which will together generate nearly 30% of our carbon offset requirement in 2017-18.

Water management

All our new buildings are designed with the most optimal standard of fresh water requirement, that is, 16 liters per capita per day, which is nearly 65% lower than the standard prescribed in the National Building Code. Our extensive smart water metering program has helped us plug leakages and save significant quantities of water. With persistent efforts to conserve rainwater, we have 149 recharge wells and 25 lakes recharging groundwater across campuses.

Waste management

We have strived to ensure reuse, recycling and responsible disposal of waste. This year, we installed biogas plants with a cumulative capacity of nearly 5.5 tons per day (TPD) in different campuses to convert food waste into biogas. The biogas generated is used in our food court kitchens. This will help us save about 300 kg of cooking gas (LPG) per day.

Biodiversity

We make every effort to conserve and promote biodiversity at all our owned facilities. We planted over 80,000 saplings this year. The total number of saplings planted in our campuses in the last eight years is now over 5,00,000.

For more information on environment conservation efforts, refer to '*Environment*' section in the Business Responsibility Report.

Health, safety and environment

Environmental sustainability is a business imperative at Infosys. We are committed to providing a safe and healthy workplace to our employees, consultants and contractors and achieving high standards of environmental protection. Recognizing climate change as a major risk to our planet, we have integrated climate change actions into the Company strategy.

Our Health, Safety and Environmental Management System (HSEMS), called Ozone, helps to provide a secure environment for our employees, assets and operations. The initiative also strives to keep employees, contractors and others well-informed, trained and committed to our HSE process. For more information, refer to '*Employee well-being*' in the Business Responsibility Report.

Technology absorption

Transforming digital business engine of Infosys IT

The Infosys digital business engine comprises over 250 closely integrated applications centrally hosted in multiple data centers with more than 2,000 physical and virtual servers, over four petabytes of storage, over 125 million files, and heterogeneous technology platforms.

As part of our Renew and New strategy, we are transforming our digital business engine by deploying the following initiatives:

Next-generation flash storage: We deployed next-generation flash storage with inline compression capability in production database clusters resulting in TCO reduction by enabling 4x capacity within existing rack space and over 75% savings on power and cooling requirements per TB of storage volume.

Global Active Device (GAD): We deployed Hitachi GAD in the production database cluster. This has helped us reduce provisioning and configuration complexity of the cluster, and enhanced our data center-level disaster recovery solution.

Work from home: As per the earlier policy, only Infoscions who had an office laptop with a Secure ID or a Digipass reader could work from home. In circumstances like natural calamities, catastrophes like the Chennai floods or during political unrest / strikes, those Infoscions who had no way of connecting to their office desktops were forced to take leave.

Our mission was to enable 'Work from home for all'. Conventional solutions like VDI required significant investments and complex change management across 1,00,000+ end points. We designed an innovative, secure and intuitive solution with a one-time investment of just US$3 per user that enables 68,000+ Infoscions who only have official desktop to remotely connect from home through their personal devices. We published virtual application (MSTSC or Remote Desktop Connection) through our existing Citrix XenApp farm. Also, conventional RSA and Smart Card solutions were becoming costlier and cumbersome. After evaluating various OTP-based solutions, we found Azure Multi Factor Authentication (MFA) as the most viable one.

IT-run book automation: The growing demands of business and the ever-increasing number of applications resulted in rapid growth of the back-end infrastructure. Significant effort was needed to manage security patches and passwords for over 2,000 service accounts and to

monitor applications. For effective management of these processes, the IT team set out on a 'one-click' mission. We designed comprehensive workflows that automate end-to-end human process. Traditionally, provisioning infra was also manual and each VM typically required up to two days. With the deployment of VMware vRealize Automation, VM provisioning has become automated, thereby reducing provisioning time to less than 30 minutes and admin effort by 90%.

Efficient power management: The entire infrastructure was earlier kept online 24x7 to ensure service availability but most of it was found to be underutilized during non-business hours. To reduce the cost of power, we have built and deployed an automated power management tool which will continuously monitor the workload on each Virtual Machine (VM) and shut down based on threshold. This has yielded power savings of around 25% per VM.

Integrated weblog analytics: Our requirement was to analyze millions of lines of weblogs across our web server farms to supply application owners with usage analytics and trends based on hits, browser analysis, proactive error correction, and potential attacks and exception hit trends. There were prohibitively costly tools like WebTrends available in this space but were still not meeting all our requirements.

We developed Weblog Analytics solution enabling Near Real Time that now overcomes the historical limitations of weeks required for on-demand processing weblogs, limitations of data retention online, deep dive and drill through analytics and reporting for large data volumes. Weblogs are now parsed every five minutes on the web servers, processed and made available on the dashboard within 15 minutes. Today, 52 core web servers generate 3+ TB weblog text files (2 GB / server), 200+ million hits and 2+ billion records per month. We have been able to retain 2.5 years of historical data online in PDW that has 28 billion+ records, sizing about 3.4 TB (highly compressed) which on SMP SQL server would have been nearly 136 TB.

IT infrastructure

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure more energy-efficient. Some of the measures implemented are:

Desktop power management: Terminator, our end-point power management tool, shuts down computers after a specified idle period.

Paperless office drive: Several measures were taken, including secure PIN-based printing, awareness campaigns, mailers and linking paper consumption data to the user's carbon footprint record.

Desktop application virtualization: Leveraging bubble computing or soft-grid computing, our Computers and Communication Division built a solution that ensured better operational efficiencies, platform independence and productivity improvement.

Virtualization and consolidation: We have further expanded our internal private cloud capacity with MyCloud, which now has a capacity of around 11,000 virtual machines. We have continued to expand our network-attached storage (NAS)-based virtualization this year.

Data centers and server rooms: We have standardized and incorporated eco-friendly designs for data center and server rooms to ensure reduction in power consumption. We have created two state-of-the-art data centers at Pune and Bangalore that run on high efficiency (around 1.2-1.3 PUE) using latest technologies like rack-level cooling. We have redesigned two of our existing data centers at Pune and Hyderabad from legacy architecture to an energy-efficient design by adopting hot and cold aisles and caging for rows of racks.

Unified communications solution

The deployment of Lync communication has made it possible to make calls (including video calls) directly from the system, share files / applications, thus cutting down travel requirements of our employees and thereby reducing CO_2 emissions. We have doubled and enhanced our video conferencing (VC) capacity, resulting in a 70% increase in our VC usage.

Research and development expenditure

The R&D centers of the Company, located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Pune, Hyderabad, Mysore and Thiruvananthapuram, have been accorded approval for weighted deduction by the Department of Scientific and Industrial Research (DSIR) effective November 23, 2011, which has been renewed effective April 2014. The Company has claimed weighted tax deduction on eligible research and development till July 31, 2015 based on approval from DSIR. With effect from August 1, 2015, the business of Finacle, including the R&D activities, is transferred to its wholly-owned subsidiary, EdgeVerve Systems Limited. Hence, from that date, EdgeVerve Systems Limited has claimed the weighted tax deduction on eligible research and development expenditures u/s 35(2AB) of the Income-tax Act 1961. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure on a standalone basis are ₹54 crore and Nil respectively for the year ended March 31, 2016 and ₹160 crore and Nil respectively for the year ended 31, 2015. On a standalone basis, the total R&D expenditure, including eligible R&D expenditure for fiscal years 2016 and 2015 is as follows:

in ₹ crore

	2016	2015
Revenue expenditure	384	590
Capital expenditure	31	15
Total	415	605
R&D expenditure / revenue (%)	0.8	1.3

Future plan of action

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

	2016	2015
Earnings	52,866	46,158
Expenditure	26,529	22,045
Net foreign exchange earnings (NFE)	26,337	24,113
NFE / earnings (%)	49.8	52.2

for and on behalf of the Board of Directors

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Bangalore
April 15, 2016

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation services. We enable our clients renew and simplify their existing landscapes, and partner with them in designing and implementing new solutions to their most complex problems in a dynamic business environment.

Along with its subsidiaries, Infosys provides business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services, including product engineering and lifecycle solutions, and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation, including Finacle®, our banking solution; and offerings in the areas of analytics, cloud and digital transformation. Infosys, together with its subsidiaries, is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office in Bangalore, Karnataka. The Company has its primary listings on BSE Limited and the National Stock Exchange of India Limited in India. The Company's American Depositary Shares (ADS), representing equity shares, are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

These financial statements are prepared in accordance with the Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis, except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act') read with Rule 7 of the Companies (Accounts) Rules, 2014, the provision of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied, except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

I. Industry structure and developments

Software and computing technology are transforming businesses in every industry around the world in a very profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled services are fuelling the rapid digitization of business processes and information. Traditional business models are being disrupted in every industry with digital and software-based business models. This disruption is characterized by highly desirable user experiences, an extreme scale-of-cost performance that has become available in computing infrastructure and disintermediation of the supply chain. Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof their businesses is increasingly becoming a top priority for business leaders. This duality – to renew existing core businesses and innovate new businesses – is the essence of what companies are faced with as strategic imperatives today.

From an IT perspective, the renewal translates to harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant and optimizing the costs of building and running technology systems. And as businesses look to new areas and new economics, new and intelligent systems are required to be built with next-generation technologies and with exponentially superior cost-benefit performance.

The rapid pace at which technology is changing and the need for highly-skilled professionals in both the renewed and new technology areas are driving businesses to rely on third parties to realize their IT transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

- Technology consulting companies – who take on niche and time bound projects for their clients
- Global IT outsourcing companies – who leverage global talent pools to systematically optimize the IT operations of clients
- Business process outsourcing firms – who leverage global talent pools to manage the outsourced core business processes of their clients
- Software firms – who provide licensed software that enable the automation of business processes
- Specialty platform and Software-As-A-Service companies – who provide utility-based models for clients to consume software features
- Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
- Internal IT departments of the companies themselves – usually cost centers for the corporations

There is an increasing need for highly-skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourcing service providers and are expected to continue to drive future growth for outsourcing services. We believe that because the effective use of offshore technology services offers lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation and faster delivery of technology solutions, companies are increasingly turning to offshore technology service providers. The key factors contributing to the growth of IT and IT-enabled services in India include high-quality delivery, significant cost benefits and the availability of a large and growing skilled and English-speaking IT professionals. Our proven Global Delivery Model, our comprehensive end-to-end solutions, our commitment to superior quality and process execution, our long-standing client relationships, and our ability to scale and to service clients across industries make us one of the leading offshore service providers in India.

Global Delivery Model

Our Global Delivery Model is based on a scalable infrastructure that results in multiple efficiencies for our clients. We divide projects into components that we execute simultaneously at client sites and at our Development Centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. We are then able to execute project components round the clock and across time zones, to reduce project delivery times.

II Financial condition

Sources of funds

1. Share capital

We have only one class of shares – equity shares of par value ₹5 each. Our authorized share capital has increased to ₹1200 crore from ₹600 crore, divided into 240 crore equity shares of ₹5 each. The issued, subscribed and paid-up capital stood at ₹1,148 crore as at March 31, 2016 compared to ₹574 crore as at March 31, 2015.

Effective January 1, 2015, the Trust has been de-consolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has allotted 1,14,84,72,332 fully-paid-up shares of face value ₹5 each during the quarter ended June 30, 2015, pursuant to a bonus issue approved by the shareholders through a postal ballot. The book closure date fixed by the Board was June 17, 2015. The Company has also allotted 57,42,36,166 fully-paid-up equity shares of face value ₹5 each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

During the year ended March 31, 2016, the Company made a grant of 1,24,061 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director, under the 2011 Restricted Stock Unit (RSU) Plan. During the year ended March 31, 2015, the Company made a grant of 1,08,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, under the same plan. Out of this, 10,824 units have been exercised by Dr. Vishal Sikka. The details of options granted as at March 31, 2016 are provided in the Notes to the *Standalone financial statements* in this Annual Report.

2. Reserves and Surplus

Capital reserve

On a standalone and consolidated basis, the balance as at March 31, 2016 amounted to ₹54 crore, which is the same as the previous year.

Foreign currency translation reserve

On a consolidated basis, the balance as at March 31, 2016 amounted to ₹413 crore (previous year ₹332 crore).

Securities premium account

The reduction of ₹574 crore and increase of ₹1 crore during the year in standalone financial statements are on account of the amount utilized for the issue of bonus shares and exercise of stock options respectively. The balance as at March 31, 2016 amounted to ₹2,205 crore (previous year ₹2,778 crore).

General reserve

An amount of ₹1,579 crore representing 10% of the standalone net profit for the year ended March 31, 2016 (previous year ₹1,217 crore) was transferred to the general reserve from the Surplus on account of declaration of dividend. On a standalone basis, the balance as at March 31, 2016 amounted to ₹11,087 crore (previous year ₹9,508 crore). On a consolidated basis, the balance as at March 31, 2016 amounted to ₹12,084 crore (previous year ₹10,505 crore).

Surplus

On a standalone basis, the balance retained in the Surplus as at March 31, 2016 is ₹42,655 crore, after providing the interim and final dividend for the year of ₹2,297 crore and ₹3,273 crore respectively, and dividend tax of ₹1,134 crore thereon. The total amount of profits appropriated to dividend including dividend tax was ₹6,704 crore, as compared to ₹6,145 crore in the previous year.

On a consolidated basis, the balance retained in the Surplus as at March 31, 2016 is ₹41,905 crore.

Shareholders' funds

On a standalone basis, the total shareholders' funds increased to ₹57,157 crore as at March 31, 2016 from ₹48,068 crore as at March 31, 2015.

The book value per share increased to ₹248.84 as at March 31, 2016, compared to ₹209.27 (adjusted for bonus issue) as at March 31, 2015.

On a consolidated basis, the total shareholders' funds increased to ₹57,826 crore as at March 31, 2016 from ₹50,736 crore as at March 31, 2015.

The book value per share increased to ₹253.00 as at March 31, 2016 compared to ₹221.98 (adjusted for bonus issue) as at March 31, 2015.

Application of funds

3. Fixed assets

Additions to gross block – standalone

During the year, we capitalized ₹2,163 crore to our gross block comprising ₹945 crore for investment in computer equipment, ₹5 crore on vehicles and the balance of ₹1,213 crore on infrastructure. Our infrastructure investments comprised ₹58 crore to acquire 10.83 acres of land in Bangalore, ₹440 crore on buildings, ₹319 crore on plant and machinery, ₹155 crore on office equipment and ₹241 crore on furniture and fixtures.

During the previous year, we capitalized ₹2,540 crore to our gross block comprising ₹694 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,843 crore on infrastructure. Our infrastructure investments comprised ₹420 crore to acquire 109.1 acres of land in Bangalore, Delhi NCR, Mysore, Pune and Mohali, ₹855 crore on buildings, ₹274 crore on plant and machinery, ₹134 crore on office equipment and ₹160 crore on furniture and fixtures.

Additions to gross block – consolidated

During the year, we capitalized ₹2,379 crore to our gross block (including ₹4 crore on account of acquisitions during the year) comprising ₹1,105 crore for investment in computer equipment, ₹6 crore on vehicles and the balance of ₹1,268 crore on infrastructure. Our infrastructure investments comprised ₹58 crore to acquire 10.8 acres of land in Bangalore, ₹444 crore on buildings, ₹333 crore on plant and equipment, ₹167 crore on office equipment, ₹257 crore on furniture and fixtures, and ₹9 crore on leasehold improvements.

During the previous year, we capitalized ₹2,673 crore to our gross block (including ₹22 crore on account of acquisition during the year) comprising ₹778 crore for investment in computer equipment, ₹6 crore on vehicles and the balance of ₹1,889 crore on infrastructure. Our infrastructure investments comprised ₹422 crore to acquire 109.1 acres of land in Bangalore, Delhi NCR, Mysore, Pune and Mohali, ₹855 crore on buildings, ₹280 crore on plant and equipment, ₹140 crore on office equipment, ₹170 crore on furniture and fixtures, and ₹22 crore on leasehold improvements.

Addition to goodwill was to the tune of ₹881 crore on account of acquisitions made during the year (₹671 crore on account of Kallidus acquisition and ₹210 crore on account of Noah acquisition). During the previous year, addition to goodwill was ₹1,351 crore on account of acquisition of Panaya.

Deductions to gross block – standalone

During the year, we deducted ₹293 crore from the gross block on the disposal of various assets as against ₹91 crore that was deducted from the gross block on disposal of various assets in the previous year.

Deductions to gross block – consolidated

During the year, we disposed of various assets with a gross block of ₹433 crore as against ₹142 crore in the previous year.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹1,295 crore as at March 31, 2016, as compared to ₹1,272 crore as at March 31, 2015. On a consolidated basis, we have a capital expenditure commitment of ₹1,486 crore as at March 31, 2016, as compared to ₹1,574 crore as at March 31, 2015.

4. Investments in subsidiaries / associates

We made several strategic investments during the year aimed at deriving business benefits and operational efficiencies in subsidiaries, including :

EdgeVerve Systems Limited

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through a postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company undertook an enterprise valuation by an independent valuer and accordingly, the businesses were transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. The consideration was settled through issue of 85,00,00,000 equity shares amounting to ₹850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to ₹2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. and Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus.

The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US $91 million (approximately ₹578 crore) and a contingent consideration of up to US $20 million (approximately ₹128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017.

Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting LLC, a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share-purchase agreement for a cash consideration of US $33 million (approximately ₹216 crore), and a contingent consideration up to US $5 million (approximately ₹33 crore on acquisition date) and retention bonus of up to US $32 million (approximately ₹212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary. The payment of contingent consideration to the sellers of Noah was dependent on the achievement of certain financial targets by Noah for the years ended December 31, 2015 and December 31, 2016. During the year ended March 31, 2016, based on an assessment of Noah achieving the targets for the years ended December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

During the year, we invested in our subsidiaries, for the purpose of operations and expansion (including the above acquisitions) :

Subsidiary	In foreign currency	in ₹ crore
Infosys Technologies (Shanghai) Company Limited	RMB 248 million	258
EdgeVerve Systems Limited [1]	–	3,399
Kallidus Inc. and Skava Systems Pvt. Ltd. [2]	USD 91 million	578
Noah Consulting LLC	USD 38 million	249

(1) ₹850 crore in shares and ₹2,549 crore unsecured, redeemable, non-convertible debentures of ₹100 each fully-paid-up.

(2) Excluding contingent consideration

We have an innovation fund with an outlay of US $500 million to support the creation of a global ecosystem of strategic partners.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, *www.infosys.com.*

5. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2016	2015	2016	2015
Deferred tax assets, net	405	433	533	536
Deferred tax liabilities, net	–	–	–	–

Deferred tax assets primarily comprise deferred taxes on fixed assets, compensated absences, trade receivables, accrued compensation to employees and post-sales client support.

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current income tax assets against current tax liabilities, and where the deferred tax assets and deferred tax liabilities relate to the taxes levied by the same taxation authority.

6. Trade receivables

On a standalone basis, the trade receivables amounted to ₹9,798 crore (net of provision for doubtful debts amounting to ₹249 crore) as at March 31, 2016, compared to ₹8,627 crore (net of provision for doubtful debts amounting to ₹322 crore) as at March 31, 2015. These debts are considered good and realizable. Debtors are at 18.2% of revenues for each of the years ended March 31, 2016 and March 31, 2015, representing a Days Sales Outstanding of 66 days, compared to 67 days in the previous year.

On a consolidated basis, trade receivables amounted to ₹11,330 crore (net of provision for doubtful debts amounting to ₹289 crore) as at March 31, 2016, compared to ₹9,713 crore (net of provision for doubtful debts amounting to ₹366 crore) as at March 31, 2015. These debts are considered good and realizable. Debtors are at 18.1% of revenues for the year ended March 31, 2016, compared to 18.2% as at March 31, 2015, representing a Days Sales Outstanding of 66 days, same as in the previous year.

On a standalone basis, out of the total trade receivables, 72% and 73.7% were not due as at March 31, 2016 and March 31, 2015, respectively. On a consolidated basis, out of the total trade receivables, 73.6% and 75.5% were not due as at March 31, 2016 and March 31, 2015, respectively. The age profile of debtors (net of provision) that are due, is as follows:

in %

Days	Standalone		Consolidated	
	2016	2015	2016	2015
0-30	67.3	62.9	69.4	69.0
31-60	18.1	17.8	15.7	14.5
61-90	8.5	6.0	10.2	3.7
Above 90	6.1	13.3	4.7	12.8
	100.0	100.0	100.0	100.0

The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates, and general economic factors that could affect the customer's ability to settle.

The movement in provisions for doubtful debts during the year is as follows:

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Opening balance	322	196	366	214
Add: Amount provided	(48)	142	(52)	171
Less: Amount written off	(31)	(12)	(33)	(12)
Translation difference	6	(4)	8	(7)
Closing balance	249	322	289	366

The reversal of provision during the year ended March 31, 2016 was due to collection of receivables which were earlier provided for.

The unbilled revenues as at March 31, 2016 and March 31, 2015, amounted to ₹2,673 crore and ₹2,423 crore, respectively.

The unbilled revenues as at March 31, 2016 and March 31, 2015, amounted to ₹3,029 crore and ₹2,845 crore, respectively.

7. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations.

Deposits with financial institutions represent surplus money deployed in the form of deposits.

Our treasury policy calls for investing cash Surplus in a combination of instruments: (a) Deposits in highly-rated scheduled banks and financial institutions (b) Debt mutual funds (c) Tax-free bonds in highly-rated and government-backed entities (d) Certificates of deposit, commercial paper or any other similar instrument issued by highly-rated banks and financial institutions.

On a standalone basis, balance in current and deposit accounts stands at ₹24,276 crore as at March 31, 2016 as compared to ₹23,722 crore as at March 31, 2015. Deposits with financial institutions stands at ₹4,900 crore as at March 31, 2016 (₹4,000 crore as at March 31, 2015).

On a consolidated bases, balance in current and deposit accounts stands at ₹27,420 crore as at March 31, 2016 as compared to ₹26,195 crore as at March 31, 2015. Deposits with financial institutions stands at ₹5,277 crore as at March 31, 2016 (₹4,172 crore as at March 31, 2015).

8. Loans and advances and other non-current assets

The details of our long-term and short-term loans, advances and other non-current assets are as follows:

Long-term loans and advances, and other non-current assets

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Prepaid expenses	87	7	87	7
Capital advances	333	316	933	664
Advance income tax (net of provisions)	5,020	3,941	5,230	4,089
Loans and advances to employees	5	4	25	31
Security deposits	73	65	78	68
Rental deposits	119	45	146	47
Restricted deposits	–	–	62	58
Deferred contract cost	333	–	333	–
Advance to gratuity trust	2	26	4	27
Total	5,972	4,404	6,898	4,991

Capital advances represent the amount paid in advance on capital expenditure.

The advance income tax (net of provisions) represents domestic and overseas corporate tax. In fiscal 2016, income tax of ₹913 crore was paid consequent to the demand from tax authorities in India for fiscal 2011, towards the denial of certain tax benefits. The Company has filed an appeal with the income tax appellate authorities.

Short-term loans and advances

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Loans to subsidiaries	91	24	–	–
Prepaid expenses	209	71	201	98
Deferred contract cost	48	–	48	–
Interest accrued but not due	696	433	762	444
Advance paid for supply of goods and services	58	60	110	79
Withholding and other taxes receivable	1,650	1,253	1,799	1,364
Unbilled revenues	2,673	2,423	3,029	2,845
Loans and advances to employees	264	201	303	222
Security deposits	1	1	7	4
Rental deposits	2	6	13	24
Restricted deposits	1,154	1,039	1,238	1,100
Mark-to-market gain on forward and options contracts	109	94	116	101
Others	166	49	25	9
Total	7,121	5,654	7,651	6,290

Loans to subsidiaries as at March 31, 2016 comprise ₹24 crore given to Infosys Sweden and ₹67 crore to Infosys Technologies China. As at March 31, 2015, it included ₹6 crore given to Infy Consulting Company Limited and ₹18 crore to EdgeVerve Systems Limited.

Withholding and other tax receivables represent transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues primarily comprise costs and earnings in excess of billings to the clients on fixed-price, fixed-timeframe, and time-and-material contracts.

We provide personal loans and salary advances to employees, who are not executive officers or directors. Of the total loans and advances of ₹328 crore given to employees on a consolidated basis, ₹303 crore is recoverable in 12 months and ₹25 crore is recoverable in 24 months from March 31, 2016.

Deferred contract costs are upfront costs incurred for the contract and amortized over the term of the contract.

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Rental deposits are for buildings taken on lease by us for our development centers and marketing offices across the world.

9. Liabilities

Long-term liabilities

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Gratuity obligations – unamortized amount	–	3	–	3
Rental deposit received from subsidiaries	27	27	–	–

	Standalone		Consolidated	
	2016	2015	2016	2015
Deferred income – government grant on land-use rights	–	–	47	47
Accrued salaries and benefits	–	–	33	–
Payable for acquisition of business	46	–	46	–
Total	73	30	126	50

Payable for acquisition of business represents contingent consideration payable to the sellers of Kallidus depending on the achievement of certain financial targets by Kallidus over a period of three years ending December 31, 2017. The current and non-current portions have been disclosed accordingly.

Current liabilities and trade payables

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Trade payables	623	124	386	140
Accrued salaries and benefits	1,764	1,719	2,266	2,106
Provision for expenses	1,707	1,582	2,189	1,984
Retention monies	58	50	80	53
Withholding and other taxes	1,068	733	1,296	904
Gratuity obligations – unamortized amount	4	4	4	4
Payable for acquisition of business	86	525	86	525
Payable by controlled trusts	–	–	167	177
Advances received from clients	16	20	28	27
Unearned revenue	1,025	831	1,332	1,052
Unpaid dividend	5	3	5	3
Deferred income – government grant on land-use rights	–	–	1	1
Mark-to-market loss on forward and option contracts	2	–	5	3
Accrued gratuity	–	–	1	7
Others	370	79	141	74
Total	6,728	5,670	7,987	7,060

Liabilities for accrued salaries and benefits include the provision for bonus and incentives payable to the staff. Provision for expenses represents amounts accrued for other operational expenses. Retention monies represents monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate, and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years, representing the average future service period of employees. An amount of ₹4 crore was amortized during the year. The unamortized balance as at March 31, 2016 was ₹4 crore, included under long-term liabilities and current liabilities.

Advances received from clients represent money received for the delivery of future services. Unearned revenue primarily comprises advance client billings on fixed-price and fixed-timeframe contracts for which related costs and earnings were not yet incurred. Unpaid dividends represent dividends paid, but not claimed by shareholders, and are represented by a bank balance of an equivalent amount.

10. Provisions

Short-term provisions

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Proposed dividend	3,273	3,388	3,273	3,388
Tax on dividend	666	690	666	690
Income taxes (net of advance tax and tax deducted at source)	3,304	2,678	3,410	2,818
Compensated absences	1,130	907	1,341	1,069
Post-sales client support, warranties and other provisions	436	382	512	478
Total	8,809	8,045	9,202	8,443

Proposed dividend represents the final dividend recommended. The Board of Directors, in its meeting on April 15, 2016, has proposed a final dividend of ₹14.25 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas, net of advance tax and tax deducted at source.

Provisions for compensated absences are towards our liability for leave encashment. The provision for post-sales client support, warranties and other provisions is towards likely expenses for providing post-sales client support on fixed-price contracts.

III Results of our operations

The function-wise classification of the standalone Statement of Profit and Loss is as follows:

in ₹ crore

	Year ended March 31,			
	2016	%	2015	%
Income from software services and products	53,983	100.0	47,300	100.0
Software development expenses	32,255	59.8	27,828	58.8
Gross profit	21,728	40.2	19,472	41.2
Selling and marketing expenses	2,694	5.0	2,549	5.4
General and administration expenses	3,271	6.1	2,961	6.3
	5,965	11.1	5,510	11.7
Operating profit before depreciation	15,763	29.2	13,962	29.5
Depreciation and amortization	1,115	2.1	913	1.9
Operating profit	14,648	27.1	13,049	27.6
Other income	3,009	5.6	3,337	7.1
Profit before exceptional item and tax	17,657	32.7	16,386	34.7
Profit on transfer of business	3,036	5.6	412	0.9
Profit before tax	20,693	38.3	16,798	35.6
Tax expense	4,907	9.1	4,634	9.8
Profit for the year	15,786	29.2	12,164	25.8

The function-wise classification of the consolidated Statement of Profit and Loss is as follows:

in ₹ crore

	Year ended March 31,			
	2016	%	2015	%
Income from software services and products	62,441	100.0	53,319	100.0
Software development expenses	37,609	60.2	31,834	59.7
Gross profit	24,832	39.8	21,485	40.3
Selling and marketing expenses	3,431	5.5	2,946	5.5
General and administration expenses	4,281	6.9	3,668	6.9
	7,712	12.4	6,614	12.4
Operating profit before depreciation	17,120	27.4	14,871	27.9
Depreciation and amortization	1,266	2.0	1,017	1.9
Operating profit	15,854	25.4	13,854	26.0
Other income	3,128	5.0	3,430	6.4
Profit before tax	18,982	30.4	17,284	32.4
Tax expense	5,301	8.5	4,911	9.2
Profit for the year before minority interests / share in net profit / (loss) of associate	13,681	21.9	12,373	23.2
Add: Share in net profit / (loss) of associate	(3)	–	(1)	–
Less: Minority interests	–	–	–	–
Profit for the year	13,678	21.9	12,372	23.2

1. Income

Of the total revenues for the year ended March 31, 2016, on a standalone basis, approximately 97.6% were export revenues whereas 2.4% were domestic revenues, as compared to 97.2% being export revenues and 2.8% domestic revenues during the previous year.

Of the total revenues for the year ended March 31, 2016, on a consolidated basis, approximately 97.4% were export revenues whereas 2.6% were domestic revenues, as compared to 97.6% being export revenues and 2.4% domestic revenues during the previous year.

Our revenues are generated primarily on fixed-price or fixed-timeframe or time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the percentage-of-completion method. On time-and-material contracts, revenue is recognized as the related services that are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple-arrangement contracts, which require significant implementation services, where revenue is recognized as per the percentage-of-completion method.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers in India.

The segmentation of revenues by location, including product revenue is as follows:

in %

	Standalone		Consolidated	
	2016	2015	2016	2015
Onsite	52.7	50.4	53.2	51.2
Offshore	47.3	49.6	46.8	48.8
Total	100.0	100.0	100.0	100.0

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. Therefore, any increase in the onsite effort impacts our margins. The details of the billable hours expended for onsite and offshore are as follows:

in %

	Standalone		Consolidated	
	2016	2015	2016	2015
Onsite	26.6	25.5	24.7	24.1
Offshore	73.4	74.5	75.3	75.9
Total	100.0	100.0	100.0	100.0

The break-up of revenues from software services and products is as follows:

in ₹ crore

	Standalone		Consolidated	
	2016	2015	2016	2015
Income				
Software services	53,334	45,658	60,528	51,666
Software products	649	1,642	1,913	1,653
Total	53,983	47,300	62,441	53,319

Refer to the *Segmental profitability* section in this report for more details on the analysis of segment revenues.

2. Expenditure

Software development expenses – standalone

in ₹ crore

	2016	%	2015	%	Growth %
Revenues	53,983	100	47,300	100.0	14.1
Software development expenses					
Salaries and bonus	25,131	46.6	22,281	47.1	12.8
Technical sub-contractors	4,416	8.2	2,909	6.1	51.8
Overseas travel expenses	1,207	2.2	995	2.1	21.3
Cost of software packages	651	1.2	797	1.7	(18.3)
Third-party items bought for service delivery to clients	386	0.7	182	0.4	112.1
Communication expenses	97	0.2	137	0.3	(29.2)
Rent	92	0.2	86	0.2	7.0
Post-sales customer support and warranties	18	–	17	–	5.9
Deferred consideration	110	0.2	219	0.5	(49.8)
Others	147	0.3	205	0.4	(28.3)
Total	32,255	59.8	27,828	58.8	15.9

Software development expenses – consolidated

in ₹ crore

	2016	%	2015	%	Growth %
Revenues	62,441	100.0	53,319	100.0	17.1
Software development expenses					
Salaries and bonus	30,414	48.7	26,349	49.4	15.4
Technical sub-contractors	3,530	5.7	2,170	4.1	62.7
Overseas travel expenses	1,593	2.5	1,295	2.4	23.0
Cost of software packages	726	1.1	855	1.6	(15.1)
Third-party items bought for service delivery to clients	534	0.9	189	0.4	182.5
Communication expenses	179	0.3	206	0.4	(13.1)
Rent	242	0.4	215	0.4	12.6
Post-sales customer support and warranties	8	–	39	0.1	(79.5)
Deferred consideration	110	0.2	219	0.4	(49.8)
Others	273	0.4	297	0.5	(8.1)
Total	37,609	60.2	31,834	59.7	18.1

On a standalone basis, software development expenses were 59.8% of revenues, compared to 58.8% during the previous year. On a consolidated basis, software development expenses were 60.2% of revenues, compared to 59.7% during the previous year. The increase in software development expenses from fiscal 2015 to fiscal 2016 was primarily due to increase in cost of efforts (comprising employee cost and cost of technical sub-contractors). The cost of efforts has increased as a percentage of revenue from 53.5% in fiscal 2015 to 54.4% in fiscal 2016. The increase in cost of efforts is due to an increased engagement of technical sub-contractors to meet certain skill requirements in complex projects which has been partially offset by a decrease in employee cost as a percentage of revenue. Employee costs relate to salaries paid to employees in India and overseas and include staff welfare expenses. The increase in salaries and bonus is primarily due to increased compensation in the last 12 months, promotions and an increase in the number of employees, partially offset by the role-mix changes and currency impact. The utilization rates of billable IT service professionals for the years ended March 31, 2016 and March 31, 2015 are as follows:

in %

	Standalone		Consolidated	
	2016	2015	2016	2015
Including trainees	75.0	74.5	75.0	74.6
Excluding trainees	80.8	81.0	80.6	80.9

On a standalone basis, the cost of technical sub-contractors includes ₹1,761 crore towards the purchase of services from subsidiaries for the year ended March 31, 2016, as against ₹1,385 crore in the previous year. The details of such related party transactions are available in the Notes to the *Standalone financial statements* section of the Annual Report. We continue to engage the services of these consultants on a need basis.

On a standalone basis, the overseas travel expenses representing the cost of travel overseas for software development constituted approximately 2.2% and 2.1%, respectively, of total revenue for the years ended March 31, 2016 and March 31, 2015. Overseas travel expenses include visa charges of ₹392 crore (0.7% of revenues) for the year, compared to ₹310 crore (0.7% of revenues) in the previous year. On a consolidated basis, overseas travel expenses for software development constituted approximately 2.5% and 2.4% of total revenue for the years ended March 31, 2016 and March 31, 2015, respectively.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. On a standalone basis, the cost of software packages was 1.2% and 1.7% of the revenues for the years ending March 31, 2016 and March 31, 2015, respectively. On a consolidated basis, the cost of software packages was 1.1% and 1.6% of the revenues for the years ended March 31, 2016 and March 31, 2015, respectively.

Third-party items bought for service delivery to clients include software and hardware items.

A major part of our revenues is generated from software development centers in India. We use high-end communication tools in order to establish real-time connections with our clients. On a standalone basis, the communication expenses represent approximately 0.2% and 0.3% of revenues for each of the years ended March 31, 2016 and March 31, 2015, respectively. On a consolidated basis, the communication expenses represent approximately 0.3% and 0.4% of revenues for the years ended March 31, 2016 and March 31, 2015, respectively.

On a standalone basis, the rent represents approximately 0.2% of revenues for each of the years ended March 31, 2016 and March 31, 2015. On a consolidated basis, the rent represents approximately 0.4% of revenues for each of the years ended March 31, 2016 and March 31, 2015.

On a standalone basis, the provision for post-sales customer support and warranties saw a charge of ₹18 crore for fiscal 2016 against a charge of ₹17 crore for fiscal 2015. On a consolidated basis, the provision for post-sales customer support and warranties saw a charge of ₹8 crore for fiscal 2016 against a charge of ₹39 crore for fiscal 2015.

Deferred consideration represents compensation payable to selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years and is recognized proportionately. The liability towards deferred consideration was settled during the quarter ended December 31, 2015.

On a standalone basis, other expenses primarily represent computer maintenance and consumables and approximate to 0.3% of revenues during the year (0.4% in the previous year). On a consolidated basis, the other expenses approximate to 0.4% of revenues during the year (0.5% in the previous year).

Gross profit

On a standalone basis, the gross profit during the year was ₹21,728 crore representing 40.2% of revenues, compared to ₹19,472 crore representing 41.2% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹24,832 crore representing 39.8% of revenues, compared to ₹21,485 crore representing 40.3% of revenues in the previous year.

Selling and marketing expenses

Selling and marketing expenses primarily consist of employee costs. On a standalone basis, we incurred selling and marketing expenses at 5.0% of our total revenues in the year ended March 31, 2016 compared to 5.4% of our total revenues in the year ended March 31, 2015. All other expenses, excluding employee costs, were 1.1% of revenues during the year, as compared to 1.0% in the previous year. The employee benefit costs as a percentage of revenue has not changed significantly in fiscal 2016 as compared to fiscal 2015.

On a consolidated basis, we incurred selling and marketing expenses at 5.5% of our total revenues, in both the current year and previous year. All other expenses, excluding employee costs, were 1.3% of revenues during the year, as compared to 1.1% in the previous year.

On a standalone basis, the number of sales and marketing personnel increased from 1,690 as at March 31, 2015 to 1,832 as at March 31, 2016. On a consolidated basis, the number of sales and marketing personnel increased from 1,841 as at March 31, 2015 to 2,147 as at March 31, 2016.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 6.1% and 6.3% of our total revenues, for the current and previous years respectively. All other expenses, excluding employee costs, were 4.3% of revenues during the year, as compared to 4.6% in the previous year.

On a consolidated basis, our general and administration expenses amounted to 6.9% of our total revenues each in the current and previous years. All other expenses, excluding employee costs, were 4.7% of revenues during the year, as compared to 4.9% in the previous year.

The increase in administrative expenses for fiscal 2016 from fiscal 2015 was primarily due to the increase in consultancy and professional charges and in repairs and maintenance, partially offset by a decrease in provision for doubtful accounts receivable. The increase in consultancy and professional charges was due to additional costs arising out of acquisitions, increased recruitment and training initiatives and increase in other professional fees. The increase in repairs and maintenance cost was primarily on account of higher cost incurred on maintenance of physical and technology infrastructure. The decrease in provision for bad and doubtful trade receivables was primarily due to collection of receivables, which was earlier provided. The employee benefit costs as a percentage of revenue has not changed significantly in the current year as compared to the previous year.

3. Operating profits

On a standalone basis, we earned an operating profit (PBITDA) of ₹15,763 crore, representing 29.2% of total revenues, compared to ₹13,962 crore, representing 29.5% of total revenues, during the previous year.

On a consolidated basis, we earned an operating profit (PBITDA) of ₹17,120 crore, representing 27.4% of total revenues, compared to ₹14,871 crore, representing 27.9% of total revenues, during the previous year.

4. Depreciation and amortization

On a standalone basis, we provided ₹1,115 crore and ₹913 crore towards depreciation and amortization, representing 2.1% and 1.9% of total revenues, for the years ended March 31, 2016 and March 31, 2015, respectively.

On a consolidated basis, we provided ₹1,266 crore and ₹1,017 crore towards depreciation and amortization, representing 2.0% and 1.9% of total revenues, for the years ended March 31, 2016 and March 31, 2015, respectively.

5. Other income, net

We use foreign exchange forward and option contracts to hedge our exposure to movements in foreign exchange rates.

On a standalone basis, foreign exchange gains / losses include transaction and translation gain of ₹141 crore and ₹26 crore for the years ended March 31, 2016 and March 31, 2015, respectively, and forward / option contracts gain of ₹29 crore for the year ended March 31, 2016 and gain of ₹499 crore for the year ended March 31, 2015.

On a consolidated basis, foreign exchange gains / losses include transaction and translation gain of ₹136 crore for the year ended March 31, 2016 and loss of ₹34 crore for the year ended March 31, 2015, and forward / option contracts gain of ₹29 crore and ₹514 crore for the years ended March 31, 2016 and March 31, 2015, respectively. The interest income for fiscal 2016 has declined as compared to fiscal 2015 primarily due to the softening interest rate environment in India.

The composition of currency-wise revenues for the years ended March 31, 2016 and March 31, 2015 is as follows:

in %

Currency	Standalone		Consolidated	
	2016	2015	2016	2015
U.S. Dollar (USD)	73.0	71.8	69.9	68.9
U.K. Pound Sterling (GBP)	6.9	6.0	6.6	5.9
Euro (EUR)	8.4	8.8	9.3	10.2
Australian Dollar (AUD)	7.2	7.8	6.9	7.6
Others	4.5	5.6	7.3	7.4
Total	100.0	100.0	100.0	100.0

6. Sensitivity to rupee movement

Every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has an impact of approximately 0.50% and 0.52%, respectively, on the Company's incremental operating margins during the years ended March 31, 2016 and March 31, 2015.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for the years ended March 31, 2016 and March 31, 2015 is 34.61% and 33.99%, respectively. Export profits for the year were entitled to tax benefits under the Special Economic Zone (SEZ) scheme of the Government of India. The Company had also claimed tax benefit under the Software Technology Park (STP) scheme, for export profits earned by certain STP units up to the year ended March 31, 2011.

We have our operations both under the STP and SEZ schemes. The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units, which began providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

On a standalone basis, the effective tax rate (based on profit before exceptional item and tax) decreased to 27.8% in fiscal 2016, as compared to 28.3% in fiscal 2015. The decrease in the effective tax rate was mainly due to decrease in overseas taxes, increase in tax reversals partially offset by decrease in benefits from SEZ units as a percentage of profit before income taxes, increase in Indian statutory corporate tax rate and reduction in deductions on eligible research and development expense based on the approval received from the Department of Scientific and Industrial Research (DSIR) for Finacle®.

On a consolidated basis, the effective tax rate decreased to 27.9% in fiscal 2016, as compared to 28.4% in fiscal 2015, which was mainly due to a decrease in overseas taxes, increase in tax reversals partially offset by a decrease in benefits from SEZ units as a percentage of profit before income taxes and increase in Indian statutory corporate tax rate.

The reversal of the provision is primarily due to completion of audits in certain jurisdictions.

8. Exceptional items

On a standalone basis, the Company has recorded a gain of ₹3,036 crore from the sale of business to EdgeVerve Systems Limited.

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through a postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly, the businesses were transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. Net assets amounting to ₹363 crore (including working capital amounting to ₹337 crore) have been transferred and accordingly, a gain of ₹3,036 crore has been recorded as an exceptional item. The Company recorded a gain of ₹412 crore from sale of business to EdgeVerve Systems Limited in the previous year.

9. Net profit after tax and exceptional item

On a standalone basis, our net profit increased by 29.8% to ₹15,786 crore for the year ended March 31, 2016 from ₹12,164 crore in the previous year. This represents 29.2% and 25.8% of total revenue for the years ended March 31, 2016 and March 31, 2015, respectively.

On a consolidated basis, our net profit increased by 10.6% to ₹13,678 crore for the year ended March 31, 2016 from ₹12,372 crore in the previous year. This represents 21.9% and 23.2% of total revenue for the years ended March 31, 2016 and March 31, 2015, respectively.

10. Earnings Per Share (EPS) after exceptional item

On a standalone basis, our basic EPS after exceptional item increased by 29.8% during the year to ₹68.73 per share from ₹52.96 per share in the previous year. The outstanding shares used in computing the basic EPS were 2,29,69,44,664 and 2,29,69,44,664 (adjusted for bonus shares allotted in June 2015), for the years ended March 31, 2016 and March 31, 2015, respectively.

On a consolidated basis, our basic EPS increased by 10.6% during the year to ₹59.85 per share from ₹54.13 per share in the previous year. The outstanding shares used in computing the basic EPS were 2,28,56,16,160 and 2,28,56,10,264 (adjusted for bonus shares allotted in June 2015) for the years ended March 31, 2016 and March 31, 2015, respectively.

11. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology to enable clients to enhance business performance. During the year ended March 31, 2016, the Company reorganized its segments to enhance executive-customer relationships, improve focus on sales investments and increase management oversight. However, the reorganizations did not have any impact in the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named as Manufacturing and Hi-tech. Revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of clients. The details of income and operating income by industry and geographical segments are provided in this section.

Industry segments – standalone

in ₹ crore

	FSI [1]	MFG & HI-TECH [2]	ECS [3]	RCL [4]	LSH [5]	Total
Segmental revenues						
2016	17,791	12,087	10,997	9,501	3,607	53,983
2015	16,175	10,230	9,756	8,369	2,770	47,300
Growth %	10.0	18.2	12.7	13.5	30.2	14.1
Segmental operating income						
2016	5,068	3,424	3,425	2,835	1,011	15,763
2015	4,905	2,798	2,920	2,620	723	13,966
Growth %	3.3	22.4	17.4	8.2	39.7	12.9
Segmental operating profit (%)						
2016	28.5	28.3	31.1	29.8	28.0	29.2
2015	30.3	27.4	29.9	31.3	26.1	29.5

(1) Financial Services and Insurance
(2) Manufacturing and Hi-tech
(3) Energy & utilities, Communications and Services
(4) Retail, Consumer packaged goods and Logistics
(5) Life Sciences and Healthcare

Geographical segments – standalone

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2016	35,638	11,775	1,274	5,296	53,983
2015	30,273	10,300	1,307	5,420	47,300
Growth %	17.7	14.3	(2.5)	(2.3)	14.1
Segmental operating income					
2016	10,119	3,445	452	1,747	15,763
2015	8,842	2,929	378	1,817	13,966
Growth %	14.4	17.6	19.6	(3.8)	12.9
Segmental operating profit (%)					
2016	28.4	29.3	35.5	33.0	29.2
2015	29.2	28.4	28.9	33.5	29.5

Industry segments – consolidated

in ₹ crore

	FSI [1]	MFG and Hi-tech [2]	ECS [3]	RCL [4]	LSH [5]	Total
Segmental revenues						
2016	20,624	14,559	12,031	10,421	4,806	62,441
2015	17,721	12,470	10,562	8,966	3,600	53,319
Growth %	16.4	16.8	13.9	16.2	33.5	17.1
Segmental operating income						
2016	5,757	3,635	3,481	2,847	1,400	17,120
2015	5,190	3,095	2,973	2,689	928	14,875
Growth %	10.9	17.5	17.1	5.9	50.8	15.1
Segmental operating profit (%)						
2016	27.9	25.0	28.9	27.3	29.1	27.4
2015	29.3	24.8	28.1	30.0	25.8	27.9

[1] *Financial Services and Insurance*
[2] *Manufacturing and Hi-tech*
[3] *Energy & utilities, Communications and Services*
[4] *Retail, Consumer packaged goods and Logistics*
[5] *Life Sciences and Healthcare*

Geographical segments – consolidated

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2016	39,139	14,373	1,623	7,306	62,441
2015	32,794	12,829	1,284	6,412	53,319
Growth %	19.4	12.0	26.4	13.9	17.1
Segmental operating income					
2016	10,262	3,923	574	2,361	17,120
2015	9,126	3,449	312	1,988	14,875
Growth %	12.4	13.8	84.2	18.8	15.1
Segmental operating profit (%)					
2016	26.2	27.3	35.4	32.3	27.4
2015	27.8	26.9	24.3	31.0	27.9

12. Liquidity

Our growth has been financed largely through cash generated from operations. On a standalone basis, the net cash generated from our operations was ₹9,399 crore and ₹7,955 crore for the years ended March 31, 2016 and March 31, 2015, respectively. Net cash used in investing activities was ₹1,028 crore for the year ended March 31, 2016, while net cash generated was ₹665 crore for the year ended March 31, 2015. Net cash used in financing activities was ₹6,908 crore and ₹4,961 crore for the years ended March 31, 2016 and March 31, 2015, respectively.

On a consolidated basis, the net cash generated from our operations was ₹9,863 crore and ₹8,353 crore for the years ended March 31, 2016 and March 31, 2015, respectively. Net cash used in investing activities was ₹686 crore for the year ended March 31, 2016, while net cash generated was ₹1,088 crore for the year ended March 31, 2015. Net cash used in financing activities was ₹6,813 crore and ₹4,935 crore for the years ended March 31, 2016 and March 31, 2015, respectively.

13. Related party transactions

These have been discussed in detail in the Notes to the *Standalone financial statements* in this Annual Report.

14. Events occurring after the Balance Sheet date

There were no significant events that occurred after the Balance Sheet date.

IV Opportunities and threats

Our strengths

We believe our strengths give us the competitive advantage to position ourselves as the leading global solutions and services company.

Consulting and domain expertise: Our specific industry, domain, process, and technology expertise allows us to enable clients to transform their businesses with innovative strategies and solutions. Our expertise helps our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.

Breadth of offerings: Our suite of comprehensive end-to-end business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, cloud ecosystem integration, product engineering and lifecycle solutions, business process management, software products, and business platforms and solutions.

Intellectual property in platforms and products: Our products, platforms and solutions are geared to sense, influence, fulfill and serve the needs of digital consumers as well as leverage the potential of their business ecosystems.

Experience and expertise in large-scale outsourcing: We have developed processes and frameworks for large-scale outsourcing of technology projects that minimize financial and business risk to our clients. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost-effective. This is further strengthened with automation, intelligence and collaboration technologies.

Deep client relationships and brand: We have long-standing relationships with large corporations and other organizations. Our track record in delivering high-quality solutions across the entire software lifecycle and our strong domain expertise help us solidify

these relationships and gain increased business from existing clients. This history of client retention allows us to showcase and strengthen our brand.

Quality and process execution : Our sophisticated processes, standards and quality frameworks allow us to continuously optimize service delivery of various engagements on key performance indicators like business value, productivity, quality and cycle-time.

High-quality talent : We have a strong ecosystem for employee attraction, career development, engagement and retention through a trusted partnership with our stakeholders. Competency development of our workforce has always been one of our key strategic focus areas. We have a culture of performance and innovation in an open and collaborative environment.

Our strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while generating profitable growth for our investors. In order to do this, we will apply the priorities of 'renew' and 'new' to our own business and cascade it to everything we do.

These translate to the following strategic focus areas :

Build expansive, lasting relationships with our clients by delivering differentiated market offerings : Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We expand existing client relationships by providing them with a broad set of end-to-end service offerings and increase the size, nature and number of projects we do with them. Our specific industry, domain, process, and technology expertise allows us to enable clients transform their businesses with innovative strategies and solutions. Through our transformation offering, which we call 'Aikidō', we help our clients address key aspects of their business Our 'Ai' offering, a result of our investments in building intellectual property, helps clients leverage software-based platforms to dramatically boost productivity and deliver next-generation experiences to their customers. Our 'Ki' offering captures the know-how of existing client technology landscapes, which we then leverage for process improvements and transformation. With our 'Dō' offering, which incorporates Design Thinking concepts, we help clients identify and prioritize their most significant problems and solve them in rapid, iterative and innovative ways. We offer an end-to-end suite of high-quality, highly responsive and innovation-led services spanning business consulting, IT services, software platform-based services and business process management. This enables us to partner with our clients on large, multi-year engagements.

We also plan to acquire new clients and increase our presence in new geographies and market segments by investing in targeted business development and marketing. We will position our brand as differentiated, global and respected.

Deliver solutions and services leveraging highly cost-effective models : Our strategy is to leverage software-based automation and our Global Delivery Model to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive.

We are embracing artificial intelligence-based automation techniques and software automation platforms to boost productivity of our projects. We are leveraging software process engineering and collaboration technologies to improve process productivity.

Our Global Delivery Model provides scale, quality, expertise and cost and time-to-market advantages to our client projects. The model enables us to perform work at the location where the best talent is available and where it makes the best economic sense with the least amount of acceptable risk. Over the last 30 years, we have developed our distributed execution capabilities to deliver high-quality and scalable services. This scalable infrastructure complements our ability to deliver project components that are executed round the clock and across time zones enabling us to reduce project delivery times.

Enhance our operational processes for agility and optimal cost : We periodically assess the effectiveness of our organization structure and processes to optimize it for alignment with our strategic objectives and agility. We continually evaluate critical cross-functional processes and benchmark them with best-in-class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters, such as the cost and utilization of resources, distribution of employees around the world, the cost of operating our campuses and whether we are optimally realizing the efficiencies of scale.

Attract and retain a global, diverse, motivated and high-performing employee base : Our employees are our biggest assets. To meet the evolving needs of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We offer our employees challenging work assignments, benchmarked compensation and a collaborative, productive work environment. Our performance management system is objective and rewards performance. We invest substantially in employee engagement to motivate employees and encourage social communication and collaboration.

Teaching and learning are central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help them stay abreast of new developments in software technologies, spur innovation and build a lifelong career at Infosys.

We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Pursue strategic alliances and acquisitions : We leverage alliances that complement our core competencies. We partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients. We have also expanded the scope of our collaborations to encompass universities and research organizations.

We will deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

We have an innovation fund with an outlay of US $500 million to tap into innovation networks of early-stage companies and universities to gain access to new thinking and business models.

Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors arising in new technologies who are focused on agility, flexibility and innovation.

We typically compete with other technology services providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations and firms that offer technology-based solutions to business problems and from firms incumbent in market segments that we have recently entered.

We believe that the principal competitive factors in our business are :

- the ability to keep pace with ever-changing technology and customer requirements;
- the ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs;

- the ability to articulate and demonstrate long-term value to existing and potential customers;
- the ability to attract and retain high-quality management, technology professionals, and sales personnel;
- the ability to effectively integrate onsite and offshore execution capabilities to deliver high-quality, seamless, scalable, cost-effective services;
- a strong and well-recognized brand;
- a proven track record of performance excellence and customer satisfaction;
- the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and
- high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

V Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- We may not be able to sustain our previous profit margins or levels of profitability.
- The economic environment, pricing pressures, and decreased employee utilization rates could negatively impact our revenues and operating results.
- Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries. An economic slowdown or other factors that affect the economic health of the United States, Europe or those industries, or any other impact on the growth of such industries, may affect our business.
- Currency fluctuations and declining interest rates may affect the results of our operations.
- Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our pricing, which could reduce our share of business from clients and decrease our revenues.
- A large part of our revenues is dependent on our top clients and the loss of any one of our major clients could significantly impact our business.
- Our success depends in large part upon our management team and key personnel, and our ability to attract and retain them.
- Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are typically singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our increasing work with governmental agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- Disruptions in telecommunications, system failures, or virus attacks could negatively impact our operations and ability to provide our services and solutions, which could result in client dissatisfaction and a reduction in our revenues.
- We may be liable to our clients for damages caused by the disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and man-made disasters.
- Anti-outsourcing legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.
- Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.
- New and changing corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India are limited and do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Increased regulation in the industries in which our clients operate could harm our business, results of operations and financial condition.

- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer-pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- Our ability to acquire companies organized outside India depends on the approval of the Reserve Bank of India and / or the Government of India, and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
- Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares, and may thereby suffer the dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares. This may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on the distribution of profits, or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

VI Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation services enable us to attract and retain some of the best talent in India.

Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As at March 31, 2016, the Group employed 1,94,044 employees, of which 1,82,329 were software professionals, including trainees. During fiscal 2016, we added 17,857 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include recruitment, training and development, and compensation.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India, and through the need-based hiring of project leaders and middle managers. We recruit students who have consistently shown high levels of achievement from campuses in India. We, generally, also recruit students from campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2016, we received 11,15,745 employment applications, interviewed 1,21,670 applicants and extended offers of employment to 55,056 applicants. These statistics do not include our subsidiaries.

Training and development

The competency development of our employees continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology-led training efforts in multiple areas. As part of our Foundation Program, an integrated learning platform has been developed that combines teaching, hands-on learning and assessments of in-class training to provide students an enhanced learning experience.

Our continuous education programs emphasize enhancing the relevance and effectiveness of learning. For instance, hands-on assessments have been strengthened and skill-based certifications have been included.

We have also made significant investments in hardware and software assets to boost our infrastructure capabilities. All these changes were incorporated to create a unique experience for learners at Infosys.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance as well as our Company's performance.

Corporate governance report

Our corporate governance philosophy

Good corporate governance is about maximizing shareholder value on a sustainable basis while ensuring fairness to all stakeholders: customers, vendor-partners, investors, employees, government and society.

– N. R. Narayana Murthy

We are committed to defining, following and practising the highest level of corporate governance across all our business functions. Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices and performance and ensure that we retain and gain the trust of our stakeholders at all times.

Corporate governance framework

The driving principles of our corporate governance framework are encapsulated in the following diagram:


In spirit and letter
Satisfy both the spirit of the law and the letter of the law
Management as a trustee
Management is the trustee of the shareholders' capital and not the owner
Stakeholder relationship
Communicate, externally and truthfully, about how the Company is run internally
Transparency
Ensure transparency and maintain a high level of disclosure
Corporate Governance Framework
Corporate structure
Have a simple and transparent corporate structure driven solely by business needs
Our value system – C-LIFE
C-LIFE connotes Client value, Leadership by example, Integrity and transparency, Fairness and Excellence.
This is the foundation for our policies and company culture.

This framework ensures effective engagement with our stakeholders and helps us to be guided by our core values, and at the same time allows us to do more and be more for our stakeholders. Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as disclosures related to the leadership and governance of Infosys ('the Company'). We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board of Directors ('the Board') is at the core of our corporate governance practice. The Board thus oversees the Management's functions and protects the long-term interests of our stakeholders. As on March 31, 2016, the Board consists of nine members of which seven are independent directors. An independent director is nominated as the chairperson of each of the Board committees, namely audit, nomination and remuneration, stakeholder relationship, risk and strategy, finance and investment and corporate social responsibility committees.

Compliance with global guidelines and standards

We comply with a broad selection of key governance principles and regulations. For example, the Cadbury Report in the U.K. in 1992 was a significant event in modern corporate governance. The report recommended the arrangement of company boards and accounting systems to reduce corporate governance risks and failures. The enactment of the Sarbanes-Oxley Act, 2002, resulted in the senior management individually certifying the accuracy of their company's financial information. The Dodd-Frank Wall Street Reform and Consumer Protection Act sought to build a safer, more stable financial system to set the foundation for sound economic growth and job safety.

The Securities and Exchange Board of India (SEBI) has notified SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (LODR) on September 2, 2015, replacing the earlier listing agreement (w.e.f. December 1, 2015) and is aimed to consolidate and streamline the provisions of earlier listing agreements for different segments of the capital market viz. equity, debentures, debt instruments, etc. The LODR regulations have incorporated the principles for corporate governance in line with the Organisation for Economic Co-operation and Development (OECD) principles and provide broad principles for periodic disclosures by listed entities in line with the International Organization of Securities Commissions (IOSCO) principles.

As part of our commitment to follow global best practices, we substantially comply with the Euroshareholders Corporate Governance Guidelines 2000 and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact (UNGC) and the OECD principles.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines regularly to achieve our stated objectives.

A. Board composition

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive and independent directors to maintain its independence, and separate its functions of governance and management. Listing regulations mandate that for a company with a non-executive chairman, at least one-third of the board should be independent directors. On March 31,

2016, our Board consists of nine members, two of whom are executive or whole-time directors, while the remaining seven are independent directors, constituting 78% of the Board's strength — more than the requirements of the Companies Act, 2013 and the SEBI Listing Regulations. Three out of nine Board members or 33% of the Board are women. Five of our Board members (56%) are Indians, while four (44%) are foreign nationals. The Board periodically evaluates the need for change in its composition and size.


22%
78%
Independent Directors
Executive Directors (Whole-time Directors)


33%
67%
Men
Women

The average tenure of members on our Board is approximately 3.2 years as of March 31, 2016. The average tenure of executive directors (whole-time directors) is two years and that of independent directors is 3.6 years. In February 2016, the Board, after evaluating, proposed the re-appointment of Prof. Jeffrey S. Lehman because his continued service was deemed necessary considering the Company's transition to new leadership. The Board felt that Prof. Lehman's tenure complements the tenures of the other Board members, and as a director who has seen the Company under the management of promoters and non-promoters, he bridges the gap between the past and current perspectives.

The average tenure of Board members as on March 31, 2016 was as follows :


Independent Directors
Average tenure of the Board
Executive (Whole-time Directors)
2.0 (1)
3.2 (1)
3.6 (1)
R. Seshasayee .... (5.2 years, since January 13, 2011)
Prof. Jeffrey S. Lehman .... (10 years, since April 14, 2006)
Ravi Venkatesan .... (5.0 years, since April 15, 2011)
Kiran Mazumdar-Shaw .... (2.2 years, since January 10, 2014)
Prof. John W. Etchemendy .... (1.3 years, since December 4, 2014)
Roopa Kudva .... (1.2 years, since February 4, 2015)
Dr. Punita Kumar-Sinha .... (0.2 years, since January 14, 2016)
Dr. Vishal Sikka .... (1.8 years, since June 14, 2014)
U. B. Pravin Rao .... (2.2 years, since January 10, 2014)

(1) *Average tenure in years*

Chairman of the Board

K. V. Kamath stepped down as Chairman and Independent Director of the Company effective June 5, 2015 consequent to his appointment as the President of the New Development Bank promoted by BRICS nations. R. Seshasayee, an independent director, took over as the Chairman of the Board effective June 5, 2015.

Responsibilities of the Chairman, the Chief Executive Officer and Managing Director

The Company has appointed a non-executive chairman of the Board ('the Chairman') – R. Seshasayee and a chief executive officer and managing director (the CEO and MD) – Dr. Vishal Sikka.

The responsibilities and authority of these officials are as follows :

The Chairman is the leader of the Board. As Chairman, he is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman presides over meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitating effective communication among directors. He is responsible for matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors in fulfilling their responsibilities. The Chairman provides independent leadership to the Board, identifies guidelines for the conduct and performance of directors, and oversees the management of the Board's administrative activities such as meetings, schedules, agendas, communication and documentation.

The Chairman actively works with the nomination and remuneration committee to plan the Board and Board committees' composition, induct directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

The CEO and MD is responsible for corporate strategy, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets.

Role of the Board of Directors

The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic direction to the Company. As trustees, the Board has fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. The Board exercises its duties with care, skill and diligence and exercises independent judgment. The Board sets strategic goals and seeks accountability for their fulfillment. The Board also directs and exercises appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.

Definition of independent directors

The Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 defines an 'independent director' as a person who is not a promoter or employee or one of the key managerial personnel of the Company or its subsidiaries. The laws also state that the person should not have a material pecuniary relationship or transactions with the Company or its subsidiaries, apart from receiving remuneration as an independent director. We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) rules and U.S. securities laws by virtue of our listing on the NYSE in the U.S.

Board membership criteria

The nomination and remuneration committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth.

The age limit for a managing director / executive director is 60 years while the age limit for an independent director is 70 years. A director's term may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholder approval by passing a special resolution based on the explanatory statement annexed to the Notice for such motion indicating the justification for extension of appointment beyond 60 or 70 years as the case may be.

The Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors. The nomination and remuneration committee makes recommendations to the Board on the induction of new directors.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Current executive directors and senior management provide an overview of our operations, and familiarize the new non-executive directors with them. They are also introduced to our organization structure, our services, group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, and our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US $5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

Independent directors of the Board are familiarized through three kinds of engagements:

Deep dives and immersion sessions

Deep dives and immersion sessions are conducted by senior executives on their respective business units. The business unit can be an industry vertical or a service offering unit. Key aspects that are covered in these sessions include:

- Industry / market and technology trends
- Competition
- The Company's performance
- Strategic bets and their progress
- Future outlook

Strategy retreat

A strategy retreat is conducted for all the Board members every year and includes participation by senior business executives. This session helps Board members familiarize themselves with the strategy and business of the Company.

STRAP

Our annual strategy and planning event, STRAP, is usually a two-day event. Along with the Board members, almost all senior executives from business and support functions are invited to this event. At STRAP, a detailed view of the strategy is presented by all business and support units. The objective of STRAP is to communicate the strategy and make the organization aware about it.

These are the three specific mechanisms through which Board members are familiarized with the Company culture and operations. Apart from these, there could be additional meetings or sessions on demand on specific topics. All directors attend the familiarization programs as these are scheduled to coincide with the Board meeting calendar to give them an opportunity to attend.

The details of training programs attended by independent directors during fiscal 2016 are as follows:

in hours

	Deep dives and immersion sessions				Strategy retreat and STRAP	Total
	Design Thinking	Industry / market and technology trends	Competition and future outlook	Quality		
R. Seshasayee	3.5	4	1.5	1.5	24	34.5
Prof. Jeffrey S. Lehman	3.5	4	1.5	1.5	24	34.5
Prof. John W. Etchemendy	3.5	4	1.5	1.5	24	34.5
Kiran Mazumdar-Shaw	3.5	4	1.5	1.5	24	34.5
Dr. Punita Kumar-Sinha [(1)]	–	–	1.5	1.5	24	27.0
Ravi Venkatesan	3.5	4	1.5	1.5	24	34.5
Roopa Kudva	3.5	4	1.5	1.5	24	34.5
Total hours						234.0

[(1)] *For the period January 14, 2016 to March 31, 2016*

Membership term

The Board constantly evaluates the contribution of the members and periodically shares updates with the shareholders about re-appointments consistent with applicable statutes. The current law in India mandates the retirement of two-third of the non-independent directors (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for re-appointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for re-appointment on the passing of a special resolution by the Company.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of executive / non-executive / independent directors through a peer evaluation, excluding the director being evaluated through a Board effectiveness survey. The questionnaire of the survey is a key part of the process of reviewing the functioning and effectiveness of the Board and for identifying possible paths for improvement. Each Board member is requested to evaluate the effectiveness of the Board dynamics and relationships, information flow, decision-making of the directors, relationship with stakeholders, Company performance and strategy, and the effectiveness of the whole Board and its various committees. Feedback on each director is encouraged to be provided as part of the survey. The evaluation for fiscal 2016 has been completed.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan, and prepares contingency plans for succession in case of any exigencies.

Board compensation policy

The nomination and remuneration committee determines and recommends to the Board the compensation payable to directors. All Board-level compensation is approved by the shareholders and disclosed separately in the financial statements. Remuneration for the executive directors consists of a fixed component and a variable component. The committee makes a half-yearly appraisal of the performance of the executive directors based on a detailed performance matrix. The annual compensation of the executive directors is approved by the committee and placed before the shareholders at the shareholders' meeting / postal ballot.

The CEO and MD of the Company is entitled to an annual variable, which is subject to the achievement of certain fiscal milestones by the Company, as determined by the Board (in its sole discretion). The Board may reserve the authority to set such milestones on a GAAP or non-GAAP basis. The Chief Operating Officer of the Company is entitled to receive payables at such intervals as decided by the Board.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 2013. The performance of the independent directors is reviewed by the Board on an annual basis.

Remuneration paid to directors in fiscal 2016

in ₹ crore except share data

Name of the director	Fixed salary				Bonus / incentives	Commission	Total	Stock options / RSUs	No. of equity shares held
	Basic salary	Perquisites / allowances	Retiral benefits	Total fixed salary					
Whole-time directors									
Dr. Vishal Sikka [1]	5.96	–	0.33	6.29	42.44	–	48.73	[5] 1,24,061	10,824
U. B. Pravin Rao	0.89	2.55	0.16	3.60	5.68	–	9.28	–	5,55,520
Independent directors									
R. Seshasayee	–	–	–	–	–	1.84	1.84	–	248
Carol M. Browner [3]	–	–	–	–	–	0.68	0.68	–	–
Prof. Jeffrey S. Lehman	–	–	–	–	–	1.33	1.33	–	–
Prof. John W. Etchemendy	–	–	–	–	–	1.05	1.05	–	–
K. V. Kamath [2]	–	–	–	–	–	0.39	0.39	–	–
Kiran Mazumdar-Shaw	–	–	–	–	–	0.87	0.87	–	800
Dr. Punita Kumar-Sinha [4]	–	–	–	–	–	0.20	0.20	–	–
Ravi Venkatesan	–	–	–	–	–	1.04	1.04	–	–
Roopa Kudva	–	–	–	–	–	0.99	0.99	–	–

Note: On accrual basis

(1) Includes payment of variable pay amounting to ₹14 crore for the year ended March 31, 2015 to the CEO as decided by the nomination and remuneration committee in its meeting held on June 22, 2015, in line with the compensation plan approved by the shareholders. Further, includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) for the year ended March 31, 2016 to the CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for the year ended March 31, 2016.

(2) For the period April 1, 2015 to June 5, 2015

(3) For the period April 1, 2015 to November 23, 2015

(4) For the period January 14, 2016 to March 31, 2016

(5) On recommendation of the nomination and remuneration committee, during fiscal 2016, Dr. Vishal Sikka was granted RSUs valued at US$2 million on the grant date at an exercise price at par value. The RSUs will vest over a period of four years from the date of grant in the proportions specified in the award agreement (Refer to Note 2.1 of the Standalone Financial Statements).

Service contracts, notice period, severance fees

We have entered into agreements with our executive directors, Dr. Vishal Sikka, the CEO and MD, and U. B. Pravin Rao, our COO.

Dr. Vishal Sikka's executive employment agreement was replaced with a new executive employment agreement, through postal ballot approved by the shareholders on March 31, 2016. This agreement was effective April 1, 2016 and expires on March 31, 2021. The Board and its nomination and remuneration committee have approved the following compensation:

- Base pay: An annual base salary of US $1,000,000 to be paid in accordance with the Company's normal practices and subject to withholding taxes;
- Variable pay: Annual performance-based variable pay at a target level of US $3,000,000 less applicable tax and subject to the Company's achievement of fiscal year performance targets set by the Board as described in the postal ballot;
- Stock compensation: Eligible to receive an annual grant of 1) US $2,000,000 of fair value in RSUs which vest over time ('time-based RSUs'), subject to continued service, and 2) US $5,000,000 in performance-based equity and stock options upon achievement of certain performance targets as described in the postal ballot;
- Employee benefits and paid vacation as applicable to other whole-time directors of the Company;
- Minimum and maximum remuneration: Should Dr. Sikka fail to achieve minimum performance targets, his remuneration as proposed will fall to US $3,000,000 annually, consisting of US $1,000,000 of base salary and US $2,000,000 of time-based RSUs. If Dr. Sikka's performance targets are exceeded, the performance-based payments for variable components of his compensation (variable pay and performance equity) will be capped at 150% of the target compensation for such variable components.

We have agreed with Dr. Sikka to provide each other with 90 days' notice of termination as applicable. Dr. Sikka may be entitled to severance benefits depending on the circumstances of his termination of employment.

During fiscal 2015, we entered into a restricted stock unit award agreement with Dr. Vishal Sikka, our CEO and MD. Pursuant to the Restricted Stock Unit Award Agreement, Dr. Sikka was granted 27,067 restricted stock units (the equivalent of 1,08,268 RSUs after adjustment for the bonus issues). The RSUs vest over a period of four years subject to Dr. Sikka's continued employment and upon achieving certain performance indicators set by the Board or the nomination and remuneration committee from time to time.

The Board in its meeting held on June 22, 2015, on recommendation of the nomination and remuneration committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to the achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

None of our directors except Dr. Vishal Sikka is eligible for any severance pay.

Pravin Rao's employment agreement provides for a monthly salary, bonuses, and benefits including vacation, medical reimbursements and gratuity contributions. The agreement with him has a five-year term and either party may terminate the agreement with six months' notice or as mutually agreed between the parties. There are no benefits payable upon termination of this agreement.

We have also entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer.

Non-executive / independent directors' remuneration

Shareholders at the 34th Annual General Meeting held on June 22, 2015 approved a sum not exceeding 1% per annum of the net profits of the Company calculated in accordance with the provisions of Section 198 of the Act, to be paid and distributed among some or all of the directors of the Company (other than the managing director and whole-time directors) in a manner decided by the Board of Directors and this payment will be made with respect to the profits of the Company for each year.

We have paid ₹8.39 crore to our Independent Directors for the year ended March 31, 2016.

The aggregate amount was arrived at using the following criteria:

Particulars	in ₹ crore	in US $
Fixed Board fee	0.50	75,000
Board attendance fee [1]	0.17	25,000
Non-executive chairman fee	0.99	150,000
Chairperson – audit committee	0.20	30,000
Members – audit committee	0.13	20,000
Chairperson – other committees	0.13	20,000
Members – other committees	0.07	10,000
Travel fee (per meeting) [2]	0.07	10,000
Incidental fees (per meeting) [3]	0.01	1,000

Notes: 1 US $ = ₹66.26 as on March 31, 2016

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend the four quarterly Board meetings and the Annual General Meeting (AGM).

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. The incidental fees are paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

An executive director may, with the prior consent of the chairman of the Board, serve on the board of two other business entities, provided that such business entities are not in direct competition with our operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business or the key economic institutions of the nation, or whose prime objective is to benefit society. Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices.

The composition of the Board, and directorships held, as on March 31, 2016 are as follows :

Name of the director	Designation	Age	India-listed companies [1]	All companies around the world [2]	Committee memberships [3]	Chairperson of committees [3]
Whole-time directors						
Dr. Vishal Sikka	Chief Executive Officer and Managing Director	48	–	1	–	–
U. B. Pravin Rao	Chief Operating Officer and Whole-time Director	54	–	4	–	–
Independent directors						
R. Seshasayee	Chairman of the Board	67	2	6	2	–
Prof. Jeffrey S. Lehman	Independent director	59	–	2	1	1
Prof. John W. Etchemendy	Independent director	63	–	1	1	–
Kiran Mazumdar-Shaw	Independent director	63	4	17	–	–
Dr. Punita Kumar-Sinha	Independent director	53	5	11	4	1
Ravi Venkatesan	Independent director	53	1	3	2	–
Roopa Kudva	Independent director	52	–	5	1	2

Notes : There are no inter-se relationships between our Board members.

[1] Excluding directorship in Infosys Limited and its subsidiaries

[2] Directorship in companies around the world (listed, unlisted and private limited companies), including Infosys Limited and its subsidiaries

[3] As required by Clause 26 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the disclosure includes membership / chairpersonship of the audit committee and stakeholders relationship committee in Indian public companies (listed and unlisted).

B. Board meetings

Scheduling and selection of agenda items for Board meetings

The dates of Board meetings for the next fiscal are decided in advance and published in the Annual Report as part of *Shareholder information*. The non-executive chairman of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO and MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM. Additional meetings are held when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. Hence, we use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Eight Board meetings were held during the year ended March 31, 2016. These were held on April 24, 2015, June 5, 2015, June 22, 2015, July 21, 2015, October 12, 2015, October 19, 2015, January 14, 2016 and February 24, 2016.

Attendance of directors during fiscal 2016

Name of the director	Attendance at the last AGM held on June 22, 2015	No. of Board meetings held, and attended, during tenure								% of attendance	% of attendance including audio conference
		1	2	3	4	5	6	7	8		
R. Seshasayee	Attended	Absent	Attended	Attended	Attended	Attended	Audio	Attended	Attended	75	88
Dr. Vishal Sikka	Attended	Attended	Attended	Attended	Attended	Attended	Absent	Attended	Absent	75	75
U. B. Pravin Rao	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	100	100
Carol M. Browner [2]	Absent	Attended	Audio	Absent	Attended	Absent	Audio			33	67
Prof. Jeffrey S. Lehman	Attended	Attended	Attended	Attended	Attended	Attended	Audio	Attended	Attended	88	100
Prof. John W. Etchemendy	Absent	Absent	Attended	Absent	Attended	Attended	Audio	Attended	Absent	50	63
K. V. Kamath [1]	NA	Attended	Attended							100	100
Kiran Mazumdar-Shaw	Attended	Attended	Absent	Attended	Attended	Attended	Attended	Attended	Absent	75	75
Dr. Punita Kumar-Sinha [3]	NA							Attended	Absent	50	50
Ravi Venkatesan	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	100	100
Roopa Kudva	Attended	Attended	Attended	Attended	Attended	Attended	Audio	Attended	Attended	88	100

Attended = Attended in person or through video conference; Absent = Absent; Audio = Attended through audio conference (not counted for quorum)

[1] For the period April 1, 2015 to June 5, 2015

[2] For the period April 1, 2015 to November 23, 2015

[3] For the period January 14, 2016 to March 31, 2016

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Regular updates provided to the Board include :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, nomination and remuneration, risk and strategy, stakeholders relationship, finance and investment, and corporate social responsibility committees, and abstracts of circular resolutions passed
- The Board meeting minutes of the subsidiaries
- General notices of interest received from directors
- Dividend data
- Information on recruitment and remuneration of senior officers below the Board level, including appointment or removal of the Chief Financial Officer and Company Secretary, if any
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and issues related to material effluents or pollution
- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies, or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or Intellectual Property (IP)
- Any significant development involving human resource management
- Sale of a material nature, or of investments, subsidiaries and assets, which are not part of the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance with any regulatory, statutory or listing requirements, as well as shareholder services, such as non-payment of dividend and delays in share transfer
- Quarterly compliance reports and investor grievance reports
- Discussion with independent directors

Independent directors meeting

Schedule IV of the Companies Act, 2013 and the Rules under it mandate that the independent directors of the Company hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management. It is recommended that all the independent directors of the Company be present at such meetings. These meetings are expected to review the performance of the non-independent directors and the Board as a whole, as well as the performance of the chairman of the Board, taking into account the views of the executive directors and non-executive directors; assess the quality, quantity and timeliness of the flow of information between the Management and the Board that is necessary for it to effectively and reasonably perform its duties.

Even before the Companies Act, 2013 came into effect, our Board's policy required our independent directors to hold quarterly meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resource matters and performance of the executive members of the Board, including the Chairman.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and its directors, the Management, subsidiaries or relatives, except for those disclosed in the Board's report. Detailed information on materially significant related party transactions is enclosed as *Annexure 2* to the Board's report.

C. Board committees

Currently, the Board has six committees : audit committee, corporate social responsibility (CSR) committee, nomination and remuneration committee, risk and strategy committee, stakeholders relationship committee, and finance and investment committee. All committees except the CSR committee consist entirely of independent directors.

Board and committee composition as on March 31, 2016

Name	Board	Audit committee	CSR committee	Nomination and remuneration committee	Risk and strategy committee	Stakeholders relationship committee	Finance and investment committee
R. Seshasayee	Chairperson	Member	Chairperson	Member	Member		
Dr. Vishal Sikka	Member		Member				
U. B. Pravin Rao	Member						
Prof. Jeffrey S. Lehman	Member	Member		Chairperson		Chairperson	
Prof. John W. Etchemendy	Member			Member	Member	Member	Member
Kiran Mazumdar-Shaw	Member		Member	Member	Member		Member
Dr. Punita Kumar-Sinha	Member						
Ravi Venkatesan	Member	Member			Chairperson	Member	Member
Roopa Kudva	Member	Chairperson			Member		Chairperson

Chairperson Member

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The non-executive chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the total number of members of the committee, whichever is higher.

1. Audit committee

Our audit committee comprised four independent directors as on March 31, 2016:

- Roopa Kudva, *Chairperson and Financial Expert*
- Prof. Jeffrey S. Lehman
- R. Seshasayee
- Ravi Venkatesan

Roopa Kudva was appointed as a member of the audit committee effective April 24, 2015 and on July 21, 2015 she took over as the chairperson from R. Seshasayee.

K. V. Kamath ceased to be a member of the audit committee effective June 5, 2015.

The Company Secretary acts as the secretary to the audit committee.

The primary objective of the audit committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The audit committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The audit committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures must be taken by the audit committee to ensure the objectivity and independence of the independent auditors.

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the New York Stock Exchange (NYSE), Euronext Paris, and the Euronext London stock exchanges. In India, Regulation 18 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in the U.S., the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter. This recommendation has also been adopted by the NYSE.

All recommendations made by the audit committee during the year were accepted by the Board. The audit committee charter containing exhaustive terms of reference is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf*).

Audit committee attendance

The audit committee held four meetings during the year ended March 31, 2016. These were held on April 23, 2015, July 20, 2015, October 11, 2015 and January 13, 2016. The attendance details of the audit committee meetings are as follows:

Name of the director	No. of Board meetings held, and attended, during tenure				% of attendance
	1	2	3	4	
Roopa Kudva [1]		👤	👤	👤	100
Prof. Jeffrey S. Lehman	👤	👤	👤	👤	100
R. Seshasayee [2]	👤	👤	👤	👤	100
Ravi Venkatesan	👤	👤	👤	👤	100
K. V. Kamath [3]	👤				100

👤 Attended in person or through video conference

[1] Appointed as a member of the audit committee effective April 24, 2015 and on July 21, 2015 appointed as the chairperson.

[2] Ceased to be chairperson of the committee effective July 21, 2015

[3] Ceased to be a member of the committee effective June 5, 2015

Audit committee report for the year ended March 31, 2016

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, Section 149 of the Companies Act, 2013 and Regulation 18 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and NYSE requirements.

The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the remuneration, appointment and terms of appointment of the Company's internal and independent auditors.

In this context, the committee discussed the overall scope and plans for the independent audit with the Company's auditors. The Management shared the Company's financial statements prepared in accordance with the Indian GAAP and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board with the committee. The committee discussed with the auditors, in the absence of the Management (whenever necessary), regarding the Company's audited financial statements, including the auditors' judgment about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgment and the clarity of disclosures in the financial statements.

The committee also discussed other matters required by the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume 1. AU Section 380) – the auditors' communication with those charged with governance, and by the Sarbanes-Oxley Act 2002, with the auditors.

Relying on the review and discussions conducted with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Indian GAAP and IFRS.

The committee has also reviewed the internal control over financial reporting put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the Company's internal control over financial reporting.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided written disclosures and a letter for applicable requirements of the Public Company Accounting Oversight Board to the committee. This is regarding the auditors' communication with the committee concerning independence, based on which the committee discussed the auditors' independence with both the Management and the auditors. After the review, the committee expressed its satisfaction on the independence of both the internal and the independent auditors. The committee also considered whether any non-audit services provided by the independent audit firm could impair such auditors' independence, and concluded that there were no such services provided.

The committee has confirmed compliance of the Board to the NYSE and Euronext London and Euronext Paris exchange rules on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit committee charter.

Based on the committee's discussion with the Management and the auditors, its review of the representations of the Management and the report of the auditors, the committee has recommended the following to the Board :

- The audited financial statements prepared in accordance with Indian GAAP of Infosys Limited for the year ended March 31, 2016 be accepted by the Board as a true and fair statement of the financial status of the Company.
- The audited consolidated financial statements prepared in accordance with Indian GAAP of Infosys Limited and its subsidiaries for the year ended March 31, 2016, be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements prepared in Indian rupee in accordance with IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2016, be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements prepared in US dollar in accordance with IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2016, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the Securities and Exchange Commission (SEC).
- The ratification of the re-appointment of B S R & Co. LLP, Chartered Accountants, as the statutory auditors of the Company, to audit standalone (Indian GAAP) financial statements and consolidated (Indian GAAP and IFRS) financial statements to hold office from the conclusion of the ensuing AGM to the conclusion of the next AGM. The committee has also recommended to the Board the appointment of KPMG, India, as independent auditors of the Company for the IFRS (US$) financial statements, for the fiscal ending March 31, 2017.
- The appointment of Ernst & Young, as the internal auditors of the Company for the fiscal ending March 31, 2017, to review various operations of the Company, and determination and approval of the fee payable to them. The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.
- The appointment of Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as secretarial auditor for the fiscal year ending March 31, 2017 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013.

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our Code of Conduct and Ethics. It also provides for adequate safeguards against the victimization of employees who avail of the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases. We further affirm that no director or employee has been denied access to the audit committee during fiscal 2016. The Whistleblower Policy is available on our website (*http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*).

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter. The charter is available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf*).

Sd/-

Bangalore
April 15, 2016

Roopa Kudva
Chairperson

2. Corporate social responsibility (CSR) committee

Our CSR committee comprised two independent directors and the CEO and MD as members as on March 31, 2016 :

- R. Seshasayee, *Chairperson*
- Kiran Mazumdar-Shaw
- Dr. Vishal Sikka

Carol M. Browner was appointed a member of the CSR committee effective April 24, 2015 and ceased to be a member effective November 23, 2015.

K. V. Kamath ceased to be a member of the CSR committee effective June 5, 2015.

While aiming to generate maximum profit for our shareholders through the year, we also keep a steadfast eye on our social and environmental responsibilities, to fulfill the needs and expectations of the larger society that we are part of. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

The CSR committee was set up to formulate and monitor the CSR policy of the Company. The CSR committee adopted a policy that intends to strive for economic development that positively impacts the society at large with a minimal resource footprint; and to be responsible for the Company's actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The CSR committee is also responsible for overseeing the activities / functioning of the Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The Foundation, in turn, guides the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR committee charter and the CSR policy of the Company are available on our website (*http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*).

CSR committee attendance

The committee held four meetings during the year ended March 31, 2016. These were held on April 23, 2015, July 20, 2015, October 11, 2015 and January 15, 2016. The attendance details of the committee meetings are as follows :

Name of the director	No. of Board meetings held, and attended, during tenure				% of attendance
	1	2	3	4	
R. Seshasayee	Attended	Attended	Attended	Attended	100
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Absent	75
Dr. Vishal Sikka	Attended	Attended	Attended	Attended	100
K. V. Kamath [(1)]	Attended				100
Carol M. Browner [(2)]		Absent	Attended		50

Attended in person or through video conference; Absent

[(1)] Ceased to be a member of the committee effective June 5, 2015 *[(2)] Appointed as a member of the committee effective April 24, 2015 and ceased to be a member effective November 23, 2015*

Corporate social responsibility committee report for the year ended March 31, 2016

The CSR report, as required under the Companies Act, 2013 for the year ended March 31, 2016 is attached as *Annexure 7* to the *Board's report*.

3. Nomination and remuneration committee

Our nomination and remuneration committee comprised four independent directors as on March 31, 2016:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Prof. John W. Etchemendy
- Kiran Mazumdar-Shaw
- R. Seshasayee

Prof. John W. Etchemendy was appointed a member of the nomination and remuneration committee effective April 24, 2015.

While K. V. Kamath ceased to be a member of the nomination and remuneration committee effective June 5, 2015, Carol M. Browner ceased to be a member effective November 23, 2015.

The purpose of the committee is to screen and to review individuals qualified to serve as executive directors, non-executive directors and independent directors, consistent with criteria approved by the Board, and to recommend, for approval by the Board, nominees for election at the AGM. It also designs, benchmarks and continuously reviews the compensation program for our CEO and MD, senior executives and the Board against the achievement of measurable performance goals, and structures senior executive compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

The committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The nomination and remuneration committee annually reviews and approves for the CEO and MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus, including the specific performance-based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

It reviews and discusses all matters pertaining to candidates and evaluates the candidates. The nomination and remuneration committee coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a half-yearly basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The nomination and remuneration committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The nomination and remuneration committee charter and policy are available on our website (*https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-committee-charter.pdf*).

Nomination and remuneration committee attendance

The committee held six meetings during the year ended March 31, 2016. These were held on April 23, 2015, June 22, 2015, July 20, 2015, October 11, 2015, January 13, 2016 and February 24, 2016. The attendance details of the committee meetings are as follows:

Name of the director	No. of Board meetings held, and attended, during tenure						% of attendance
	1	2	3	4	5	6	
Prof. Jeffrey S. Lehman	Attended	Attended	Attended	Attended	Attended	Attended	100
Prof. John W. Etchemendy [1]		Absent	Attended	Attended	Attended	Absent	60
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Attended	Attended	Absent	83
R. Seshasayee	Attended	Attended	Attended	Attended	Attended	Attended	100
K. V. Kamath [2]	Attended						100
Carol M. Browner [3]	Attended	Absent	Attended	Attended			75

Attended in person or through video conference | Absent

[1] *Appointed as a member of the committee effective April 24, 2015*

[2] *Ceased to be a member of the committee effective June 5, 2015*

[3] *Ceased to be a member of the committee effective November 23, 2015*

Nomination and remuneration committee report for the year ended March 31, 2016

The committee believes that recruitment, motivation and retention of outstanding senior leadership are crucial to promoting a robust future for the Company. Therefore, the committee has adopted a detailed process to ensure that the Board selects, motivates, and retains the right candidates for senior leadership positions in keeping with the policy devised on Board diversity.

During the year, the committee recommended the re-appointment of Dr. Vishal Sikka as CEO and MD on new terms and conditions, effective from April 1, 2016, until March 31, 2021. In recommending Dr. Sikka's re-appointment, the committee discussed the outstanding initiatives taken by Dr. Sikka towards restoring the Company as industry leader, which have already begun to show results. The committee also noted that the Management, under the leadership of Dr. Sikka, has drawn up goals for revenue, margins, and revenue per person for the financial year 2020-21 which are expected to be achieved progressively over the next five years. The committee was of the view that Dr. Sikka's leadership will be essential to achieving these goals and, therefore, recommended that Dr. Sikka's contract of employment be replaced with a new contract aligned to these goals, as well as to shareholder value creation.

During the year, the committee also nominated Dr. Punita Kumar-Sinha to the Board. Dr. Kumar-Sinha has focused on investment management and financial markets during her 27-year career. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. Currently, she is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia.

Dr. Kumar-Sinha is also a senior advisor and serves as an independent director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and the Chief Investment Officer of Blackstone Asia Advisors. Dr. Kumar-Sinha was also the Senior Portfolio Manager and CIO for The India Fund (NYSE:IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE:GRR), and The Asia Opportunities Fund. At Blackstone Asia Advisors, Dr. Kumar-Sinha led the business and managed teams in the U.S., India, and Hong Kong. Prior to joining

Blackstone, Dr. Kumar-Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC / World Bank.

Dr. Kumar-Sinha has been frequently featured in the media, including: *The Financial Times, The New York Times, The Wall Street Journal, Barron's, Forbes, CNN, CNBC, Fox News, Star News, Bloomberg, ET Now* and *The Economic Times*. She has also anchored a TV series on *ET Now* on various global economies, key Indian policy issues and their impact on capital markets. Dr. Kumar-Sinha has been a speaker at many forums and many of her contributions at seminars and conferences have projected the potential and prospects of Asia as an investment destination.

Dr. Kumar-Sinha has a Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in chemical engineering with distinction from the Indian Institute of Technology, New Delhi. She has an MBA and is also a CFA Charter holder. Dr. Kumar-Sinha is a member of the CFA Institute, the Boston Security Analysts Society and the Council on Foreign Relations. She is a Charter member and was a Board member of TIE-Boston. Dr. Kumar-Sinha has been awarded the Distinguished Alumni Award from IIT Delhi.

The committee recommended the re-appointment of Prof. Jeffrey S. Lehman as independent director. Prof. Lehman was due for retirement from his first term as independent director after the notification of the new Companies Act, 2013 on April 13, 2016. Based on his skills, experience, knowledge, and performance evaluation, it was proposed that Prof. Lehman be re-appointed for another term of two years from April 14, 2016 to April 13, 2018, as an independent director. Prof. Lehman was excused from all discussions and votes associated with his nomination.

During the year, the committee discussed the retirement of the Board according to statutory requirements. As per the provisions under the Companies Act, 2013, independent directors are not liable to retire by rotation. As such, none of the independent directors will retire at the ensuing AGM. Further, following the provisions of the Companies Act, 2013, Dr. Vishal Sikka will retire in the ensuing AGM. The committee considered his performance and recommended that the shareholders may consider the necessary resolutions for the re-appointment of Dr. Sikka.

During the year, the committee recommended and approved the 2015 Stock Incentive Compensation Plan ('the 2015 Plan') and grant of stock incentives to eligible employees of the Company and its subsidiaries. The stock incentives are proposed to be issued under the 2015 Plan. The purpose of the 2015 Plan is to:

- Attract, motivate, and retain talented and critical employees;
- Encourage employees to align individual performance with Company objectives; and
- Reward employee performance with ownership.

The 2015 Plan provides for grant stock incentives to eligible employees such as restricted stock units (RSUs) and stock options (together 'Stock Incentives'). Subject to applicable law and conditions for exercise, eligible employees are entitled to receive equity shares, American Depositary Receipts (ADRs) or cash on exercise of the Stock Incentives. The Stock Incentives vest over a period of four years from the date of the grant, or such other period as decided by the committee. The 2015 Plan shall be administered by the committee which is designated as the 'Compensation Committee' for the administration and superintendence of the 2015 Plan. Each Stock Incentive shall be evidenced by an award agreement specifying terms and conditions including whether the eligible employees will get equity shares of the Company, ADRs of the Company, or cash on exercise of the Stock Incentives.

During the year, the committee under the guidance of the Board also formulated the criteria and framework for the performance evaluation of every Director on the Board, including the executive and independent directors and identified ongoing training and education programs to ensure that the non-executive directors are provided with adequate information regarding the business, the industry, and their legal responsibilities and duties.

Sd/-

Bangalore
April 15, 2016

Prof. Jeffrey S. Lehman
Chairperson

4. Risk and strategy committee

Our risk and strategy committee comprised five independent directors as on March 31, 2016:

- Ravi Venkatesan, *Chairperson*
- Prof. John W. Etchemendy
- Kiran Mazumdar-Shaw
- R. Seshasayee
- Roopa Kudva

Roopa Kudva and Prof. John W. Etchemendy were appointed as members of the risk and strategy committee effective April 24, 2015. Carol M. Browner ceased to be a member effective November 23, 2015.

The purpose of the risk and strategy committee is to assist the Board in fulfilling its corporate governance duties by overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk and strategy committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

The risk and strategy committee charter is available on our website (*http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*). Further, the risk and strategy framework of the Company is part of the *Risk management report* section of the Annual Report.

Risk and strategy committee attendance

The risk and strategy committee held four meetings during the year ended March 31, 2016. These were held on April 23, 2015, July 20, 2015, October 11, 2015 and January 13, 2016. The attendance details of the risk and strategy committee meetings are as follows:

Name of the director	No. of Board meetings held, and attended, during tenure				% of attendance
	1	2	3	4	
Ravi Venkatesan	👤	👤	👤	👤	100
Prof. John W. Etchemendy (1)		👤	👤	👤	100
Kiran Mazumdar-Shaw	👤	👤	👤	👤	100
R. Seshasayee	👤	👤	👤	👤	100
Roopa Kudva (1)		👤	👤	👤	100
Carol M. Browner (2)	👤	👤	👤		100

👤 Attended in person or through video conference

(1) Appointed as a member of the committee effective April 24, 2015

(2) Ceased to be a member of the committee effective November 23, 2015

Risk and strategy committee report for the year ended March 31, 2016

The committee reviewed the Company's risk management practices and activities on a quarterly basis. This included a review of risks to the achievement of key business objectives covering growth, profitability, talent aspects, operational excellence and actions taken to address these risks.

Further, the trend lines of top risks in terms of exposure, risk levels, potential impact and progress of mitigation plans were reviewed along with key operational risks. According to the scheduled annual calendar, the committee reviewed risk management in the areas of competitive position in key market segments, business momentum relative to competition, talent supply chain and engagement, information security, high-risk projects, contracts management and financial risks. The committee also reviewed and discussed priorities of risk mitigation. The members of the committee conducted deep dive exercises in the areas of quality, talent and cyber-security.

The committee shared regular updates with the Board regarding all aspects of risk management. While acknowledging the competitive and dynamic nature of the business environment, the committee believes that the Infosys risk framework, along with risk assessment, monitoring, mitigation and reporting practices, is adequate to effectively manage the foreseeable material risks. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk and strategy committee charter.

Sd/-

Bangalore
April 15, 2016

Ravi Venkatesan
Chairperson

5. Stakeholders relationship committee

The stakeholders relationship committee has the mandate to review and redress shareholder grievances.

Our stakeholders relationship committee comprised three independent directors as on March 31, 2016:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Prof. John W. Etchemendy
- Ravi Venkatesan

R. Seshasayee ceased to be a member of the stakeholders relationship committee effective April 24, 2015.

Prof. John W. Etchemendy was appointed as member of the stakeholders relationship committee effective April 24, 2015.

The Board appointed A. G. S. Manikantha as the Compliance Officer for SEBI listing regulations with effect from December 1, 2015.

Stakeholders relationship committee attendance

The stakeholders relationship committee held four meetings during the year ended March 31, 2016. These were held on April 24, 2015, July 20, 2015, October 12, 2015 and January 13, 2016. The attendance details of the stakeholders relationship committee meetings are as follows:

Name of the director	No. of Board meetings held, and attended, during tenure				% of attendance
	1	2	3	4	
Prof. Jeffrey S. Lehman	👤	👤	👤	👤	100
Prof. John W. Etchemendy (1)		👤	👤	👤	100
Ravi Venkatesan	👤	👤	👤	👤	100
R. Seshasayee (2)	👤				100

👤 Attended in person or through video conference

(1) Appointed as a member of the committee effective April 24, 2015

(2) Ceased to be a member of the committee effective April 24, 2015

Stakeholders relationship committee report for the year ended March 31, 2016

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

The details of the complaints resolved during the fiscal ended March 31, 2016 are as follows:

Nature of complaints	Received	Resolved	Closing
Dividend / Annual Report related	594	594	NIL

It has also been noted that the shareholding in dematerialized mode as on March 31, 2016 was 99.79% (99.78% as of March 31, 2015).

Bangalore
April 15, 2016

Sd/-
Prof. Jeffrey S. Lehman
Chairperson

6. Finance and investment committee

The Board constituted the finance and investment committee to assist it in overseeing acquisitions and investments made by the Company and provide oversight on key investment policies of the Company.

The finance and investment committee comprises independent members of the Board and has a minimum of three members. The charter states that the chairperson, in consultation with other committee members, would set the agenda for and preside at the meetings. A quorum for the transaction of business at any meeting of the finance and investment committee consists of a majority of committee members, and decision is made by a majority of those present at the meeting.

The finance and investment committee comprised four independent directors as on March 31, 2016:

- Roopa Kudva, *Chairperson*
- Prof. John W. Etchemendy
- Kiran Mazumdar-Shaw
- Ravi Venkatesan

The finance and investment committee is responsible for:

- Discussing, reviewing and approving the overall acquisition and investment strategy of the Company in terms of broad business objectives to be met, overall fund allocation and areas of focus for investments and acquisitions
- Considering and approving proposals for acquisitions and investments up to certain threshold amounts of exposure as approved by the Board
- Periodically reviewing the status of acquisitions and investments in terms of business objectives met, status of integration of acquired companies, risk mitigation and financial returns
- Periodically reviewing the treasury policy of the Company, including investment of surplus funds and foreign currency operations
- Conducting an annual self-review of its own effectiveness
- Updating the Board on a periodic basis about the committee's deliberations and decisions

The finance and investment committee has direct access to, and open communications with, the senior leaders of the Company. It may also retain independent consultants on a need basis and determine a suitable compensation for them.

Finance and investment committee attendance

The finance and investment committee held three meetings during the fiscal ended March 31, 2016. These were held on July 20, 2015, October 11, 2015 and January 13, 2016. The attendance details of the finance and investment committee meetings are as follows:

Name of the director	No. of Board meetings held, and attended, during tenure			% of attendance
	1	2	3	
Roopa Kudva	👤	👤	👤	100
Prof. John W. Etchemendy	👤	👤	👤	100
Kiran Mazumdar-Shaw	👤	👤	👤	100
Ravi Venkatesan	👤	👤	👤	100

👤 Attended in person or through video conference

Finance and investment committee report for the year ended March 31, 2016

During the year, the committee discussed, reviewed and approved the overall acquisition and investment strategy of the Company in terms of broad business objectives to be met, overall fund allocation and areas of focus for investments and acquisitions. It also considered and approved the proposals for acquisitions and investments up to certain threshold amounts of exposure as approved by the Board. The status of acquisitions and investments was reviewed, with a focus on the business objectives met, integration of acquired companies, risk mitigation and financial returns. The committee was also briefed about, and approved, the Infosys Innovation Fund set up to help start-ups by providing early-stage capital, product validation, customer introductions and joint go-to-market scale.

The committee also took stock of its overall effectiveness and updated the Board on the deliberations and decisions taken during the year.

The committee had direct access to, and open communications with the senior leaders of the Company. It may also retain independent consultants on a need basis and determine the suitable compensation for such consultants.

Sd/-

Bangalore
April 15, 2016

Roopa Kudva
Chairperson

D. Management review and responsibility

Formal evaluation of officers

The nomination and remuneration committee of the Board approves the compensation and benefits for all executive Board members. A committee headed by our CEO and MD reviews, evaluates and decides the annual compensation of our officers from the level of the Vice President upwards.

The non-executive Chairman, the CEO and MD, the COO and Whole-time Director and the CFO represent the Company in interactions with investors, the media and various governments. In addition, the CEO and MD, and the COO and Whole-time Director manages interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. The *Risk management report* forms part of this Annual Report.

Management's discussion and analysis

A detailed report on our Management's discussion and analysis forms part of this Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

As per the provisions of the Companies Act, 2013, Dr. Vishal Sikka will retire in the ensuing AGM and being eligible, seek re-appointment. The Board recommends his re-appointment.

The Companies Act, 2013 provides for the appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company; and shall be eligible for re-appointment on the passing of a special resolution by the shareholders of the Company. Accordingly, all independent directors were appointed by the shareholders either at the general meeting or through postal ballot as required under Section 149(10).

Further, Section 149(11) states that no independent director shall be eligible to serve on the board for more than two consecutive terms of five years. Section 149(13) states that the provisions of retirement by rotation as defined in sub-sections (6) and (7) of Section 152 of the Act shall not apply to such independent directors. None of the independent directors will retire at the ensuing AGM.

Communication to the shareholders

The quarterly report, along with additional information and official news releases, are posted on our website, *www.infosys.com*. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS (INR), and unaudited consolidated financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are also posted on our website, *www.infosys.com*. Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, *www.infosys.com*.

Further, Form 20-F filed with the Securities and Exchange Commission also contains detailed disclosures and is available on our website, *www.infosys.com*.

Investor grievance and share transfer

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The stakeholders relationship committee will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share-transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions are simpler and faster in electronic form. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the transfer.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Auditors' certificate on corporate governance

As required by Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015, the *Auditors' certificate on corporate governance* is annexed to the Board's report.

In addition to the certificate by the auditors, the Practicing Company Secretary has also issued a certificate on corporate governance as part of the secretarial audit.

CEO and CFO certification

As required by SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015, the *CEO and CFO certification* is provided in this Annual Report.

Code of conduct

In compliance with Regulation 26(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015 and the Companies Act, 2013, the Company has framed and adopted a Code of Conduct and Ethics ('the Code'). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, *www.infosys.com*.

All members of the Board, the executive officers and senior financial officers have affirmed compliance to the Code as on March 31, 2016.

A declaration to this effect, signed by the CEO and MD and the CFO, forms part of the *CEO and CFO certification*.

Prevention of insider trading

The Company has adopted an Insider Trading Policy to regulate, monitor and report trading by insiders under the SEBI (Prohibition of Insider Trading) Regulations, 2015. This policy also includes practices and procedures for fair disclosure of unpublished price-sensitive information, initial and continual disclosure. The Company has automated the declarations and disclosures to identified designated employees, and the Board reviews the policy on a need basis. The policy is available on our website (*https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*).

General body meetings

The details of the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed
March 31, 2013	June 15, 2013, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
	August 3, 2013 at 3 p.m. IST [1]	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2014	June 14, 2014 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	Contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the 'Products, Platforms and Solutions (PPS)' business and undertaking of the Company to EdgeVerve Systems Limited
	July 30, 2014 at 3 p.m. IST [1]	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2015	June 22, 2015 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	Purchase of the healthcare business from Infosys Public Services, Inc.

[1] *Extraordinary General Meeting*

Postal ballot

During the year, the Company approached the shareholders twice through postal ballots, in April 2015 and March 2016. A snapshot of the voting results of the above-mentioned postal ballots is as follows:

Date of Postal Ballot Notice: April 24, 2015
Date of declaration of result: June 4, 2015
Voting period: May 5, 2015 to June 3, 2015
Date of approval: June 4, 2015

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Increase in authorized share capital	Ordinary	80,43,28,358	72,40,12,049	90.01	17,59,832	0.22
Alteration of Capital Clause of Memorandum of Association	Special	80,43,04,819	72,39,56,209	90.01	17,65,073	0.22
Approval for the issue of bonus shares	Special	80,43,53,942	72,59,81,795	90.26	39,327	–
Transfer of business of Finacle to the Company's subsidiary, EdgeVerve Systems Limited	Special	80,12,64,425	71,91,16,849	89.75	38,09,305	0.48
Transfer of business of Edge Services to the Company's subsidiary, EdgeVerve Systems Limited	Special	80,43,30,233	72,28,20,643	89.87	31,70,965	0.39

Date of Postal Ballot Notice: February 24, 2016
Date of declaration of result: April 1, 2016
Voting period: March 2, 2016 to March 31, 2016
Date of approval: March 31, 2016

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company under the Plan	Special	1,65,29,05,091	1,28,68,89,953	77.86	36,60,15,138	22.14
Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company's subsidiaries under the Plan	Special	1,68,34,47,465	1,28,51,57,246	76.34	39,82,90,219	23.66
Re-appointment of Prof. Jeffrey S. Lehman, as an independent director	Special	1,67,99,54,463	1,42,84,20,139	85.03	25,15,34,324	14.97
Appointment of Dr. Punita Kumar-Sinha as an independent director	Ordinary	1,42,83,80,842	1,31,12,96,516	91.80	11,70,84,326	8.20
Re-appointment of Dr. Vishal Sikka as CEO and MD	Ordinary	1,43,07,68,573	1,41,25,89,586	98.73	1,81,78,987	1.27

The Company successfully completed the process of obtaining approval of its shareholders for special resolutions on the items detailed above through a postal ballot.

Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, was appointed as the scrutinizer for carrying out the postal ballot process in a fair and transparent manner.

Procedure for postal ballot

In compliance with Sections 108 and 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company provides electronic voting (e-voting) facility to all its members. The Company engages the services of NSDL for the purpose of providing e-voting facility to all its members. The members have the option to vote either by physical ballot or through e-voting.

The Company dispatches the postal ballot notices and forms along with postage prepaid business reply envelopes to its members whose names appear on the register of members / list of beneficiaries as on a cut-off date. The postal ballot notice is sent to members in electronic form to the email addresses registered with their depository participants (in case of electronic shareholding) / the Company's registrar and share transfer agents (in case of physical shareholding). The Company also publishes a notice in the newspaper declaring the details of completion of dispatch and other requirements as mandated under the Act and applicable Rules.

Voting rights are reckoned on the paid-up value of the shares registered in the names of the members as on the cut-off date. Members desiring to exercise their votes by physical postal ballot forms are requested to return the forms, duly completed and signed, to the scrutinizer on or before the close of the voting period. Members desiring to exercise their votes by electronic mode are requested to vote before close of business hours on the last date of e-voting.

The scrutinizer submits his report to the Chairman, after the completion of scrutiny, and the consolidated results of the voting by postal ballot are then announced by the Chairman / authorized officer. The results are also displayed on the Company website, *www.infosys.com*, besides being communicated to the stock exchanges, depository and registrar and share transfer agent. The last date for the receipt of duly completed Postal Ballot Forms or e-voting shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Remote e-voting and ballot voting at the AGM

To allow the shareholders to vote on the resolutions proposed at the AGM, the Company has arranged for a remote e-voting facility. The Company has engaged NSDL to provide e-voting facility to all the members. Members whose names appear on the register of members as on June 11, 2016 shall be eligible to participate in the e-voting.

The facility for voting through ballot will also be made available at the AGM, and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM.

F. Compliance with the corporate governance codes

We have always believed in maximum fiscal transparency, and benchmarked our disclosures against a host of national and international guidelines and regulations. Some of the notable ones among them are as follows :

Corporate Governance Voluntary Guidelines, 2009 : The Corporate Governance Voluntary Guidelines, 2009, of the Ministry of Corporate Affairs (MCA), Government of India encourage the use of better practices through voluntary adoption. These guidelines broadly focus on areas such as the Board and its responsibilities, functions, roles and responsibilities of the audit committee, appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We comply with the Corporate Governance Voluntary Guidelines.

SEBI Listing Regulations : The SEBI Listing Regulations (LODR) prescribes various corporate governance recommendations in line with the corporate governance committee constituted by SEBI under the chairmanship of N. R. Narayana Murthy which had issued two sets of mandatory and non-mandatory recommendations. These recommendations were eventually incorporated in Clause 49 of the Listing Agreement, and the revised Clause 49 was made effective October 1, 2014. Further, the SEBI Listing Regulations have incorporated these recommendations. We comply with the corporate governance requirements under the Listing Regulations.

Non-mandatory items of corporate governance

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, and reimbursement of expenses in the performance of duties
- Unmodified audit opinions / reporting
- The internal auditor reports directly to the audit committee

Naresh Chandra Committee : Following instances of irregularities involving auditors in the U.S. and India, the Government of India constituted a high-level committee under the chairmanship of Naresh Chandra in 2002 to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee : SEBI appointed a committee under the chairmanship of Kumar Mangalam Birla in 1999 to promote and raise the standards of corporate governance. The recommendations of the committee were adopted in 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000 : The guidelines issued by Euroshareholders, the confederation of European shareholders associations, are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Conference Board Commission on Public Trust and Private Enterprises in the U.S. : We substantially comply with the findings and recommendations of the Commission, which primarily addressed three key areas – executive compensation, corporate governance, and audit and accounting issues.

OECD Principles of Corporate Governance : The OECD principles on corporate governance were first released in 1999 and revised in 2014, and continue to be periodically reviewed. We comply with the recommendations of the OECD.

United Nations Global Compact : The United Nations Global Compact (UNGC) is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with its 10 principles which cover human rights, labor, environment and corruption. We have been a signatory to the UNGC since 2001 and have consistently adopted the 10 principles in our corporate governance framework. The Global Compact incorporates a transparency and accountability policy known as the Communication on Progress (COP). As a signatory to the UNGC, we report our progress to UNGC's COP every year. UNGC also recommends standard tools for reporting organizations on the COP such as the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. We follow the GRI G4 reporting guidelines for our sustainability reporting and are a signatory to the CDP. We have been identified as a company leading climate change action. We have secured a score of 92, which has earned us a 'Performance Band A' rating on the CDP's Global Climate Performance Leadership Index (CPLI) and Supplier Climate Performance Leadership Index (SCPLI).

Risk management report

The risk management report discusses various dimensions of our enterprise risk management. The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings, and exercise their own judgment in assessing risks associated with the Company.

A. Overview

Our Enterprise Risk Management (ERM) framework encompasses practices relating to the identification, analysis, evaluation, treatment, mitigation and monitoring of the strategic, external and operational controls risks to achieving our key business objectives. ERM at Infosys seeks to minimize the adverse impact of these risks, thus enabling the Company to leverage market opportunities effectively and enhance its long-term competitive advantage.

Several risks can impact the achievement of a particular business objective. Similarly, a single risk can impact the achievement of several business objectives. The focus of risk management is to assess risks and deploy mitigation measures. This is done through periodic review meetings of the risk and strategy committee of the Board.

Our core values and ethics provide the platform for our risk management practices.

B. Key components of the Infosys risk management framework


Risk categories
Strategy
External
Operational controls
Business objectives
Financial
Markets and offerings
Operations
Talent
Sustainability
Risk management processes
Strategic planning
Mitigation and monitoring
Reporting and disclosures
Identification, analysis and evaluation
Treatment
Risks are aggregated
Risk governance structure
Project teams and individuals
Unit risk managers
Board of Directors I Risk council
Risk and strategy committee
Office of Risk Management
Risks are inherited

1. Risk governance structure

Our risk management framework works at various levels across the enterprise. The key roles and responsibilities regarding risk management in the Company are summarized as follows:

Level	Key roles and responsibilities
Board of Directors (Board)	• Approving key business objectives to be achieved by the Company. Ensuring that the executive management focuses on managing risks to key business objectives • Reviewing the performance of the risk and strategy committee
Risk and strategy committee (RSC)	• Comprises five independent directors: – Ravi Venkatesan, *Chairperson* – R. Seshasayee – Kiran Mazumdar-Shaw – Roopa Kudva – Prof. John W. Etchemendy • Corporate governance oversight with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks • Monitoring and approving the risk management framework and associated practices of the Company • Reviewing and approving risk-related disclosures

Level	Key roles and responsibilities
Risk council (RC)	• Comprising Chief Executive Officer, Chief Operating Officer and Chief Financial Officer • Oversight of risk management practices, including identification, impact assessment, monitoring, mitigation, and reporting • Reviewing enterprise risks to the achievement of business objectives periodically, initiating mitigation actions, identifying owners for mitigation actions, and reviewing progress of mitigation actions • Formulating and deploying risk management policies and procedures • Providing updates to the risk and strategy committee and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Headed by the Chief Risk Officer • Comprises a network of risk managers from business units and specialist groups • Facilitating the execution of risk management practices in the enterprise, in the areas of risk identification, impact assessment, monitoring, mitigation and reporting • Providing periodic updates to the risk council and quarterly updates to the risk and strategy committee on risks to key business objectives and their mitigation • Working closely with business units, business enabling functions and mitigation action owners in deploying mitigation measures and monitoring their effectiveness • Working closely with internal audit, business continuity management services, information security, intellectual property and quality audit teams for identifying, monitoring, and mitigating operational risks
Unit risk managers	• Ensuring units are managed in accordance with the Company's risk management practices • Ensuring compliance with risk management policies and procedures laid out by the Company in their respective business units • Managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Ensuring effectiveness of risk mitigation actions in their units • Reporting risk events and incidents relating to their unit in a timely manner
Project teams and individuals	• Adhering to risk management policies and procedures • Implementing prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

2. Business objectives

The business objectives of the Company are articulated as a set of specific near-term goals, and long-term strategic goals in a corporate scorecard. These goals cover the dimensions of consistent financial performance, market penetration, differentiation in solutions, services and operational excellence, leveraging talent and long-term sustainability of the organization.

3. Risk categories

Our risk management framework considers the following broad categories of risks :

Strategy

Risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of these strategies are covered in this category – for example, risks inherent to our industry and competitiveness are analyzed and mitigated through strategic choices of target markets, the Company's market offerings, business models and talent base. Details of the Company's strategy are described in other sections of this document. Potential risks to the long-term scalability and sustainability of the organization are also analyzed and mitigated – for example, societal risks relating to the impact of our strategy on the environment, local communities, and conservation of essential resources.

We periodically assess risks to the successful execution of our strategy, such as the effectiveness of strategic programs that are being executed, the momentum in new initiatives, the impact of strategy on financial performance, leveraging of inorganic strategies, effectiveness of organization structure and processes, retention and development of high-performing talent and leadership.

External

Risks arising out of uncontrollable factors from outside the organization are covered in this category – for example, risks of adverse developments in the regulatory environment in which we operate, unfavorable trends in the macroeconomic environment including currency fluctuations, natural disasters and attacks on our physical and technology infrastructure.

Operational controls

Risks arising out of inefficiencies in the design, operations or systems of internal controls are covered in this category – for example, risks of non-compliance to policies, information security, data privacy, intellectual property, individuals engaging in unlawful or fraudulent activity or breaches of contractual obligations. These risks could typically result in penalties, financial loss, litigation and loss of reputation and are assessed primarily on dimensions such as business process effectiveness, segregation of duties, compliance with policies and procedures, and strength of underlying controls. These risks also include counterparty risks arising from our association with entities for conducting business, namely clients, vendors, alliance partners and their respective industries.

4. Risk management processes

The Company's risk management practices are :

Risk identification, analysis, and evaluation

Mechanisms for identification of risks include annual risk surveys across the Company, industry benchmarking, periodic assessments of the business environment, incident analysis, findings of internal audits, discussions with the risk council and the risk and strategy

committee and analysis of the Company's performance relative to the corporate scorecard goals. Risk analysis and evaluation is carried out using scenario-based assessments to decide the potential impact, likelihood of occurrence and in some cases, the detectability of the risk. Estimated risks are compared with established risk criteria and thresholds to determine the priority and method of risk treatment.

Risk treatment

Risk treatment is the process of selecting and implementing measures to alleviate the impact of identified risks.

- Avoid : A decision to nullify the risk by refraining from the activities that cause it
- Transfer : A decision to transfer the specific risk to another entity
- Reduce : A decision to reduce the level of risk through targeted mitigation, if not to completely nullify it
- Accept : A decision to allow the risk to remain as is, irrespective of its severity

Risk mitigation and monitoring

Mitigation plans are finalized, owners are identified and the progress of mitigation actions are monitored and reviewed. The risk and strategy committee periodically does a deep dive into understanding the scope and effectiveness of mitigation plans and provides feedback to mitigation teams.

Risk-based approach to strategic planning

At Infosys, the functions of strategic planning and risk management are intertwined. Risks to achieving business objectives are key inputs to the formulation and development of strategy and business planning. Key strategic initiatives are identified to mitigate specific risks. This approach is practiced at various levels of the Company, such as in client account teams, project teams, support departments and subsidiaries.

Risk reporting and disclosures

Dashboards help track external and internal indicators for each identified risk and assess its severity. The trend line assessment of top risks, analysis of exposure and potential impact are carried out periodically, presented and discussed with the risk council and risk and strategy committee. Key external and internal incidents are reported and reviewed at appropriate fora, such as the Information Security Council and meetings of the executive board. Risks relating to client project execution and client account level risks are reported and discussed at appropriate levels within the Company. Periodic updates are provided to the Board highlighting key risks, their impact and mitigation actions. Key risk factors are disclosed in regulatory filings.

C. Risk management highlights for the year

During the last fiscal, our risk management practices were primarily focused on the effectiveness of strategic programs in improving our competitive position and differentiation in market segments, the momentum of new initiatives to achieve our long-term business aspirations, our preparedness to address any incidents that may cause business disruptions to our physical and technological infrastructure, strengthening internal controls to detect fraudulent activity, leadership development and monitoring possible impact of changes in our regulatory environment.

We carried out the following risk management activities during the last fiscal :

- An annual risk survey was conducted across functions to get inputs on key risks to the achievement of business objectives, their prioritization and mitigation actions to minimize impact.
- Top risks were reviewed and discussed with the risk council and the risk and strategy committee. Deep dive assessments were done in identified areas by members of the committee.
- Risk assessment of our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines were conducted and actions were reviewed.
- Regularly assessed business environment including trend-line of key external indicators and internal business indicators along with assessments by market segments, top clients' growth, currency risk and credit risk.
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and incidents. Reviewed operational risk areas including client service delivery, information security (cyber attacks and threat intelligence), women's safety, physical security, succession planning and business continuity management.
- Monitored key developments in the regulatory environment relating to visas, immigration laws and impact assessments.
- Monitored availability of natural resources, such as water and power and its impact on our operations.

CEO and CFO certification

The Board of Directors
Infosys Limited
Bangalore

Dear members of the Board,

We, Dr. Vishal Sikka, Chief Executive Officer and Managing Director, and M. D. Ranganath, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement of the Company and all the notes on accounts and the Board's report.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:
   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in India.
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions):
   a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. Any significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.
   d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bangalore
April 15, 2016

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

M. D. Ranganath
Chief Financial Officer

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of Infosys Limited ('the Company'), which comprise the Balance Sheet as at 31 March 2016, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 ('the Act') with respect to the preparation and presentation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2016 and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2016 ('the Order') issued by the Central Government of India in terms of sub-section (11) of Section 143 of the Act, we give in the Annexure A, a statement on the matters specified in the paragraph 3 and 4 of the order.
2. As required by Section 143 (3) of the Act, we report that:
    a. we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
    b. in our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
    c. the Balance Sheet, the Statement of Profit and Loss and the Cash Flow Statement dealt with by this Report are in agreement with the books of account;
    d. in our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014;
    e. on the basis of the written representations received from the directors as on 31 March 2016 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2016 from being appointed as a director in terms of Section 164 (2) of the Act;
    f. with respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate report in 'Annexure B'; and

g. with respect to the other matters to be included in the Auditors' Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:
   i. the Company has disclosed the impact of pending litigations on its financial position in its financial statements – *Refer to Note 2.20 to the financial statements*;
   ii. the Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – *Refer to Note 2.7 to the financial statements*;
   iii. there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore
15 April, 2016

Annexure A to the Auditors' Report

The Annexure referred to in Independent Auditors' Report to the members of the Company on the standalone financial statements for the year ended 31 March 2016, we report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) According to the information and explanations given to us and on the basis of our examination of the records of the Company, the title deeds of immovable properties are held in the name of the Company.

(ii) The Company is a service company, primarily rendering software services. Accordingly, it does not hold any physical inventories. Thus, paragraph 3(ii) of the Order is not applicable to the Company.

(iii) The Company has granted loans to five bodies corporate covered in the register maintained under Section 189 of the Companies Act, 2013 ('the Act').

(a) In our opinion, the rate of interest and other terms and conditions on which the loans had been granted to the bodies corporate listed in the register maintained under Section 189 of the Act were not, prima facie, prejudicial to the interest of the Company.

(b) In the case of the loans granted to the bodies corporate listed in the register maintained under Section 189 of the Act, the borrowers have been regular in the payment of the principal and interest as stipulated.

(c) There are no overdue amounts in respect of the loan granted to a body corporate listed in the register maintained under Section 189 of the Act.

(iv) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 185 and 186 of the Act, with respect to the loans and investments made.

(v) The Company has not accepted any deposits from the public.

(vi) The Central Government has not prescribed the maintenance of cost records under Section 148(1) of the Act, for any of the services rendered by the Company.

(vii) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including provident fund, income-tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of employees' state insurance and duty of excise.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues were in arrears as at 31 March 2016 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of duty of customs which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of income tax, sales tax, duty of excise, service tax and value added tax have not been deposited by the Company on account of disputes :

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Service tax	Service tax and penalty	(1) 5,75,63,973	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax	(1) 2,57,84,864	January 2005 to March 2009	CESTAT, Bangalore
Service tax	Service tax and penalty	(1) 23,15,21,178	February 2007 to March 2009	CESTAT, Bangalore
Service tax	Service tax	(1) 4,19,72,658	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax	(1) 6,46,54,051	April 2010 to March 2011	CESTAT, Bangalore
APVAT Act, 2005	Sales tax	(1)(2) 31,12,450	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	(1)(2) 9,35,455	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	4,52,50,506	September 2008 to October 2011	Specified Officer of SEZ
Central Excise Act, 1944	Excise duty and penalty	(1) 38,61,48,018	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 2,67,46,497	January 2010 to December 2010	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	4,51,32,885	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 3,23,44,749	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 4,20,03,700	January 2012 to November 2012	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty	(1)(2) 48,10,45,876	April 2005 to March 2009	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest and penalty	6,99,250	January 2008 to March 2008	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	(1)(2) 22,01,534	April 2008 to March 2009	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	(1) 31,32,547	April 2009 to March 2010	Joint Commissioner (Appeals)
Central Excise Act, 1944	Excise duty and penalty	(1) 4,81,39,052	December 2012 to September 2013	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	5,64,00,395	October 2013 to September 2014	CESTAT, Bangalore
Service tax	Service tax and penalty	(2) 11,94,51,864	April 2009 to March 2012	CESTAT, Bangalore
Service tax	Service tax and penalty	(2) 64,93,657	April 2009 to September 2011	Commissioner (Appeals)
Service tax	Service tax and penalty	(2) 61,23,280	October 2008 to September 2013	Commissioner (Appeals)
Service tax	Service tax and penalty	(2) 4,75,80,094	April 2012 to March 2013	CESTAT, Bangalore
Service tax	Service tax and penalty	(2) 98,194	October 2011 to December 2011	Commissioner (Appeals), Bangalore
Service tax	Service tax and penalty	4,21,06,232	October 2014 to June 2015	(3)
MVAT Act, 2005	Sales tax, interest	(1)(2) 98,01,056	April 2010 to March 2011	Joint Commissioner (Appeals)
Income-tax Act, 1961	Interest	3,81,54,376	Assessment year 2009-2010	CIT (Appeals)
The Rajasthan VAT Act, 2003	Sales tax	6,784	April 2012 to March 2013 and August 2015	Commercial tax officer

(1) A stay order has been received against the amount disputed and not deposited.

(2) Net of amounts paid under protest.

(3) The Company is in the process of filing an appeal before the CESTAT, Bangalore.

(viii) The Company does not have any loans or borrowings from any financial institution, banks, government or debenture holders during the year. Accordingly, paragraph 3(viii) of the Order is not applicable.

(ix) The Company did not raise any money by way of initial public offer or further public offer (including debt instruments) and term loans during the year. Accordingly, paragraph 3(ix) of the Order is not applicable.

(x) According to the information and explanations given to us, no material fraud by the Company or on the Company by its officers or employees has been noticed or reported during the course of our audit.

(xi) According to the information and explanations give to us and based on our examination of the records of the Company, the Company has paid / provided for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act.

(xii) In our opinion and according to the information and explanations given to us, the Company is not a nidhi company. Accordingly, paragraph 3(xii) of the Order is not applicable.

(xiii) According to the information and explanations given to us and based on our examination of the records of the Company, transactions with the related parties are in compliance with Sections 177 and 188 of the Act where applicable and details of such transactions have been disclosed in the financial statements as required by the applicable accounting standards.

(xiv) According to the information and explanations given to us and based on our examination of the records of the Company, the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures during the year.

(xv) According to the information and explanations given to us and based on our examination of the records of the Company, the Company has not entered into non-cash transactions with directors or persons connected with him. Accordingly, paragraph 3(xv) of the Order is not applicable.

(xvi) The Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act 1934.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Supreet Sachdev
Partner
Membership number : 205385

Bangalore
15 April, 2016

Annexure B to the Auditors' Report

Report on the Internal Financial Controls under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 ('the Act')

We have audited the internal financial controls over financial reporting of Infosys Limited ('the Company') as of 31 March 2016 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India ('ICAI'). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors' Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting (the 'Guidance Note') and the Standards on Auditing, issued by ICAI and deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of Internal Financial Controls and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2016, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Supreet Sachdev
Partner
Membership number : 205385

Bangalore
15 April, 2016

Balance Sheet

In ₹ crore

Particulars	Note	As at March 31, 2016	As at March 31, 2015
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	1,148	574
Reserves and surplus	2.2	56,009	47,494
		57,157	48,068
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	73	30
		73	30
CURRENT LIABILITIES			
Trade payables	2.5		
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		623	124
Other current liabilities	2.6	6,105	5,546
Short-term provisions	2.7	8,809	8,045
		15,537	13,715
		72,767	61,813
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.8	8,248	7,347
Capital work-in-progress		934	769
		9,182	8,116
Non-current investments	2.10	11,111	6,108
Deferred tax assets (net)	2.3	405	433
Long-term loans and advances	2.11	5,970	4,378
Other non-current assets	2.12	2	26
		26,670	19,061
CURRENT ASSETS			
Current investments	2.10	2	749
Trade receivables	2.13	9,798	8,627
Cash and cash equivalents	2.14	29,176	27,722
Short-term loans and advances	2.15	7,121	5,654
		46,097	42,752
		72,767	61,813
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bangalore
April 15, 2016

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

A. G. S. Manikantha
Company Secretary

Statement of Profit and Loss

In ₹ crore, except equity share and per equity share data

Particulars	Note	Year ended March 31,	
		2016	2015
Income from software services and products	2.16	53,983	47,300
Other income	2.17	3,009	3,337
Total revenue		56,992	50,637
Expenses			
Employee benefit expenses	2.18	28,206	25,115
Deferred consideration pertaining to acquisition	2.10.6	110	219
Cost of technical sub-contractors	2.18	4,417	2,909
Travel expenses	2.18	1,655	1,360
Cost of software packages and others	2.18	1,049	979
Communication expenses	2.18	311	384
Consultancy and professional charges		563	396
Depreciation and amortization expense	2.8	1,115	913
Other expenses	2.18	1,909	1,976
Total expenses		39,335	34,251
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		17,657	16,386
Profit on transfer of business	2.10.5	3,036	412
PROFIT BEFORE TAX		20,693	16,798
Tax expense			
Current tax	2.19	4,898	4,537
Deferred tax	2.19	9	97
PROFIT FOR THE PERIOD		15,786	12,164
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Before exceptional item			
Basic		55.51	51.17
Diluted		55.51	51.17
After exceptional item			
Basic		68.73	52.96
Diluted		68.73	52.96
Number of shares used in computing earnings per share	2.32		
Basic		2,29,69,44,664	2,29,69,44,664
Diluted		2,29,69,44,664	2,29,69,75,348
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bangalore
April 15, 2016

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

A. G. S. Manikantha
Company Secretary

Cash Flow Statement

In ₹ crore

Particulars	Note	Year ended March 31,	
		2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		20,693	16,798
Adjustments to reconcile profit before tax to cash generated by operating activities			
Depreciation and amortization expense		1,115	913
Provision for bad and doubtful debts		(48)	142
Deferred consideration pertaining to acquisition		110	219
Interest and dividend income		(2,563)	(2,738)
Profit on transfer of business (*Refer to Note 2.10.5*)		(3,036)	(412)
Other adjustments		122	52
Effect of exchange differences on translation of assets and liabilities		32	54
Changes in assets and liabilities			
Trade receivables		(1,123)	(1,433)
Loans and advances and other assets		(1,615)	(326)
Liabilities and provisions		1,062	1,175
		14,749	14,444
Income tax paid		(5,350)	(6,489)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,399	7,955
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure, net of sale proceeds		(2,308)	(1,986)
Investment in subsidiaries		(258)	(350)
Payment towards acquisition (*Refer to Notes 2.10.1* and *2.10.2*)		(794)	(1,398)
Payment arising out of business transfer		(335)	–
Redemption of fixed maturity plans		–	110
Investment in preferred stock		(82)	–
Investment in liquid mutual fund units		(22,797)	(23,184)
Disposal of liquid mutual fund units		23,545	24,296
Investment in tax-free bonds		(299)	–
Investment in government bonds		(2)	–
Redemption of certificates of deposit		–	783
Interest and dividend received		2,302	2,394
NET CASH USED IN INVESTING ACTIVITIES		(1,028)	665
CASH FLOWS FROM FINANCING ACTIVITIES			
Loan given to subsidiaries		(193)	(73)
Loan repaid by subsidiaries		126	47
Dividends paid (including corporate dividend tax)		(6,841)	(4,935)
NET CASH USED IN FINANCING ACTIVITIES		(6,908)	(4,961)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(9)	(37)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		1,454	3,622
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2.14	27,722	24,100
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		29,176	27,722
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

Bangalore
April 15, 2016

R. Seshasayee
Chairman

Roopa Kudva
Director

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

A. G. S. Manikantha
Company Secretary

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and lifecycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle®, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company's American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

1. Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act') read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion method. When there is uncertainty about measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Provision for estimated losses, if any, on uncompleted contracts is recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising out of the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions and likelihood of occurrence.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of materials, direct labor, and overhead cost that are directly attributable to preparing the asset for intended use.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings [1]	22-25 years
Plant and machinery [1]	5 years
Office equipment	5 years
Computer equipment [1]	3-5 years
Furniture and fixtures [1]	5 years
Vehicles [1]	5 years

[1] *Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets are different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.*

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end (*Refer to Note 2.8*).

1.10 Impairment

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is the higher of the asset's net selling price or value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India. The Company recognizes the net obligation of the Gratuity Plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The Company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency-denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduces the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast transactions. The Company records the gain or loss on effective hedges, if any, in the hedging reserve until the transactions are complete. On completion, the gain or loss is transferred to the Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Changes in the fair value relating to the ineffective portion of the hedges and derivative instruments that do not qualify or have not been designated for hedge accounting are recognized in the Statement of Profit and Loss.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter, a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exist, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Statement of Profit and Loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on the Management's intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash-on-deposit with banks and financial institutions. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Statement of Profit and Loss over the lease term.

2. Notes to accounts for the year ended March 31, 2016

Amounts in the financial statements are presented in ₹ crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary, to conform to the current period presentation.

2.1 Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2016	2015
Authorized		
Equity shares, ₹5/- par value		
2,40,00,00,000 (1,20,00,00,000) equity shares	1,200	600
Issued, subscribed and paid-up		
Equity shares, ₹5/- par value (1)	1,148	574
2,29,69,44,664 (1,14,84,72,332) equity shares fully paid-up		
	1,148	574

Forfeited shares amounted to ₹1,500 (₹1,500)
(1) Refer to Note 2.32 for details of basic and diluted shares

Effective January 1, 2015, Infosys Limited Employees' Welfare Trust ('the Trust') has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014, issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2016 :

The Company has allotted 1,14,84,72,332 fully-paid-up shares of face value ₹5 each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through a postal ballot. The book closure date fixed by the Board was June 17, 2015.

The Company has allotted 57,42,36,166 fully-paid-up equity shares of face value ₹5 each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, have been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

During the year ended March 31, 2015, the amount of dividend per share recognized as distribution to equity shareholders includes ₹29.50 per share of final dividend (not adjusted for bonus shares on June 17, 2015) and ₹30 per share of interim dividend (not adjusted for bonus shares of June 17, 2015 and December 3, 2014). The total dividend appropriation for the year ended March 31, 2015 amounted to ₹6,145 crore, including corporate dividend tax of ₹1,034 crore.

The Board has increased dividend payout ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in its meeting on October 12, 2015, declared an interim dividend of ₹10 per equity share. Further the Board of Directors, in its meeting on April 15, 2016, has proposed a final dividend of ₹14.25 per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016. The total dividend appropriation for the year ended March 31, 2016 amounted to ₹6,704 crore, including corporate dividend tax of ₹1,134 crore.

The Central Government, in consultation with the National Advisory Committee on Accounting Standards, has amended the Companies (Accounting Standards) Rules, 2006 ('principal rules'), through a notification issued by the Ministry of Corporate Affairs dated March 30, 2016. The Companies (Accounting Standards) Rules, 2016 is effective March 30, 2016. According to the amended rules, the above-mentioned proposed dividend will not be recorded as a liability as at March 31, 2016. (*Refer to Para 8.5 of AS-4 – Contingencies and Events occurring after Balance Sheet date*). The Company believes, based on a legal opinion, that the Rule 3(2) of the principal rules has not been withdrawn or replaced and accordingly, the Companies (Accounting Standards) Rule, 2016 will apply for the accounting periods commencing on or after March 30, 2016. Therefore the Company has recorded ₹3,939 crore as liability for proposed dividends (including corporate dividend tax) as at March 31, 2016.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholders holding more than 5% shares as at March 31, 2016 and March 31, 2015 are as follows :

Name of the shareholder	As at March 31, 2016		As at March 31, 2015	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	38,53,17,937	16.78	18,60,73,981	16.20
Life Insurance Corporation of India	13,22,74,300	5.76	5,52,74,758	4.81

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2016 and March 31, 2015 is as follows :

Particulars	As at March 31, 2016		As at March 31, 2015	
	No. of shares	Amount (₹ crore)	No. of shares	Amount (₹ crore)
Number of shares at the beginning of the period	1,14,84,72,332	574	57,14,02,566	286
Add: Bonus shares issued (including bonus on treasury shares)	1,14,84,72,332	574	57,42,36,166	287
Add: Treasury shares on account of deconsolidation of trust	–	–	28,33,600	1
Number of shares at the end of the period	2,29,69,44,664	1,148	1,14,84,72,332	574

Stock option plan

2015 Stock Incentive Compensation Plan : SEBI issued the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ('SEBI Regulations') which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options / ADRs and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan ('the 2015 Plan') for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through a postal ballot which ended on March 31, 2016, the Board of Directors has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over a period of four to seven years.

2011 RSU Plan : The Company had a 2011 RSU Plan ('the 2011 Plan') which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the 2011 Plan was 1,13,34,400 and the 2011 Plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the Company made a grant of 1,08,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board, in its meeting held on June 22, 2015, on the recommendation of the nomination and remuneration committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further, the Company has earmarked 1,00,000 equity shares for employee welfare activities approved by the shareholders through the postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further, the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

In accordance with the SEBI Regulations, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the years ended March 31, 2016 and March 31, 2015 is as follows :

Particulars	Year ended March 31, 2016		Year ended March 31, 2015	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2011 Plan :				
Outstanding at the beginning	1,08,268	5	–	–
Granted [(1)]	1,24,061	5	1,08,268	5
Forfeited and expired	–	–	–	–
Exercised [(1)]	10,824	5	–	–
Outstanding at the end	2,21,505	5	1,08,268	5
Exercisable at the end	–	–	–	–

[(1)] *Adjusted for bonus issues*

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was ₹1,088.

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years.

The differential on stock compensation expense if the 'fair value' of the RSUs on the date of the grant were considered instead of the 'intrinsic value' is less than ₹1 crore for each of the years ended March 31, 2016 and March 31, 2015. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Options granted during fiscal	
	2016	2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price (₹) [(1)]	1,024	3,549
Exercise price (₹) [(1)]	5	5
Expected volatility (%)	28-36	30-37
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7-8	8-9
Weighted average fair value as on grant date (₹) [(1)]	948	3,355

[(1)] *Data for fiscal 2015 is not adjusted for bonus issues*

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behavior of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the year ended March 31, 2016, the Company recorded an employee compensation expense of ₹7 crore in the Statement of Profit and Loss (₹2 crore during the year ended March 31, 2015)

2.2 Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Capital reserve – Opening balance	54	54
Add: Transferred from surplus	–	–
	54	54
Securities premium account – Opening balance	2,778	3,069
Less: Deconsolidation of trust (*Refer to Note* 2.1)	–	4
Less: Amount utilized for issuance of bonus shares (*Refer to Note 2.1*)	574	287
Add: Exercise of stock options	1	–
	2,205	2,778
Stock options outstanding – Opening balance (*Refer to Note* 2.1)	2	–
Additions during the period	7	2
Less: Exercise of stock options	1	–
	8	2
General reserve – Opening balance	9,508	8,291
Add: Transferred from surplus	1,579	1,217
	11,087	9,508
Special Economic Zone Re-investment Reserve – Opening balance [(1)]	–	–
Add: Transferred from surplus	591	–
Less: Transferred to surplus on utilization	591	–
Special Economic Zone Re-investment Reserve – Closing balance	–	–
Surplus – Opening balance	35,152	30,392
Add: Net profit after tax transferred from Statement of Profit and Loss	15,786	12,164
Less: Deconsolidation of trust, net (*Refer to Note* 2.1)	–	42
Add: Transfer from Special Economic Zone Re-investment Reserve on utilization	591	–
Amount available for appropriation	51,529	42,514
Appropriations:		
Interim dividend	2,297	1,723
Final dividend	3,273	3,388
Total dividend	5,570	5,111
Dividend tax	1,134	1,034
Amount transferred to general reserve	1,579	1,217
Amount transferred to Special Economic Zone Re-investment Reserve	591	–
Surplus – Closing balance	42,655	35,152
	56,009	47,494

[(1)] *The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.*

2.3 Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Deferred tax assets		
Fixed assets	146	210
Trade receivables	79	100
Compensated absences	359	280
Computer software	50	51
Accrued compensation to employees	46	29
Post-sales client support	76	72
Others	21	7
	777	749
Deferred tax liabilities		
Branch profit tax	334	316
Others	38	–
	372	316
Deferred tax assets after set-off	405	433
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2016 and March 31, 2015, the Company has provided for branch profit tax of ₹334 crore and ₹316 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹18 crore movement on account of exchange rate during the year ended March 31, 2016.

2.4 Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Others		
Gratuity obligation – unamortized amount relating to plan amendment (*Refer to Note 2.29*)	–	3
Payable for acquisition of business (*Refer to Notes* 2.10.1 and 2.10.2)	46	–

Particulars	As at March 31,	
	2016	2015
Rental deposits received from subsidiary (*Refer to Note 2.26*)	27	27
	73	30

2.5 Trade payables

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Trade payables		
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises [(1)]	623	124
	623	124
[(1)] *Includes dues to subsidiaries (Refer to Note 2.26)*	145	102

As at March 31, 2016, there are no outstanding dues to micro and small enterprises (less than ₹ 1 crore as at March 31, 2015). There are no interests due or outstanding on the same.

2.6 Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Accrued salaries and benefits		
Salaries and benefits	992	1,144
Bonus and incentives	772	575
Unearned revenue	1,025	831
Unpaid dividends	5	3
Other liabilities		
Provision for expenses [(1)]	1,707	1,582
Retention monies	58	50
Withholding and other taxes payable	1,068	733
Gratuity obligation – unamortized amount relating to plan amendment, current (*Refer to Note 2.29*)	4	4
Other payables [(2)]	370	79
Advances received from clients	16	20
Mark-to-market forward and options contracts	2	–
Payable for acquisition of business (*Refer to Notes 2.10.1 and 2.10.2*)	86	525
	6,105	5,546
[(1)] *Includes dues to subsidiaries (Refer to Note 2.26)*	29	36
[(2)] *Includes dues to subsidiaries (Refer to Note 2.26)*	38	33

2.7 Short-term provisions

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Provision for employee benefits		
Compensated absences	1,130	907
Other provisions		
Proposed dividend	3,273	3,388
Tax on dividend	666	690
Income taxes (net of advance tax and TDS)	3,304	2,678
Post-sales client support and warranties and others	436	382
	8,809	8,045

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Balance at the beginning	382	325
Provision recognized / (reversed)	82	134
Provision utilized	(49)	(78)
Exchange difference during the period	21	1
Balance at the end	436	382

Provision for post-sales client support and other provisions are expected to be utilized over a period of six months to one year.

2.8 Fixed assets

The changes in the carrying value of fixed assets for the year ended March 31, 2016 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Tangible assets									Intangible assets		Total
	Land – Freehold	Land – Leasehold	Buildings [1][2]	Plant and machinery [2]	Office equipment [2]	Computer equipment [2][3]	Furniture and fixtures [2]	Vehicles	Total	Intellectual property rights	Total	
Original cost												
As at April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Additions / Adjustments during the period	41	17	440	319	155	945	241	5	2,163	–	–	2,163
Deductions / Retirement during the period	–	–	–	(1)	(1)	(276)	(3)	–	(281)	(12)	(12)	(293)
As at March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709	30	30	14,739
Depreciation and amortization												
As at April 1, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
For the period	–	5	213	207	90	472	125	3	1,115	–	–	1,115
Deductions / Adjustments during the period	–	–	–	(1)	(1)	(129)	(3)	–	(134)	(12)	(12)	(146)
As at March 31, 2016	–	21	2,150	1,044	369	2,195	671	11	6,461	30	30	6,491
Net book value												
As at March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248	–	–	8,248

[1] *Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.*

[2] *Includes certain assets provided on cancellable operating lease to subsidiaries*

[3] *During the year ended March 31, 2016, computer equipment having net book value of ₹20 crore was transferred to EdgeVerve (Refer to Note 2.10.5)*

The changes in the carrying value of fixed assets for the year ended March 31, 2015 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Tangible assets									Intangible assets		Total
	Land – Freehold	Land – Leasehold	Buildings [1][2]	Plant and machinery [2]	Office equipment [2]	Computer equipment [2][3]	Furniture and fixtures [2]	Vehicles	Total	Intellectual property rights	Total	
Original cost												
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions / Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions / Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Depreciation and amortization												
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions / Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
Net book value												
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

[1] *Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.*

[2] *Includes certain assets provided on cancellable operating lease to subsidiaries*

[3] *During the year ended March 31, 2015, computer equipment having net book value of ₹8 crore was transferred to EdgeVerve (Refer to Note 2.10.5)*

During the quarter ended June 30, 2014, the Management, based on internal and external technical evaluation, had reassessed the remaining useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2016 and *March 31, 2015* are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	75	122
	98	*35*	*63*
Plant and machinery	33	14	19
	12	*3*	*9*
Furniture and fixtures	25	12	13
	11	*2*	*9*
Computer equipment	3	2	1
	–	–	–
Office equipment	18	7	11
	6	*1*	*5*

The aggregate depreciation charged on the above assets during the year ended March 31, 2016 amounted to ₹19 crore (₹9 crore for the year ended March 31, 2015).

The rental income from subsidiaries for the year ended March 31, 2016 amounted to ₹51 crore (₹40 crore for the year ended March 31, 2015).

2.9 Leases

Obligations on long-term, non-cancellable operating leases: The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Lease rentals recognized during the period	175	158

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Lease obligations payable		
Within one year of the Balance Sheet date	170	101
Due in a period between one year and five years	417	284
Due after five years	315	158

The operating lease arrangements are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.10 Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2016	2015
Non-current investments		
Long-term investments – at cost		
Trade (unquoted)		
Investments in equity instruments of subsidiaries		
Infosys BPO Limited 3,38,22,319 (3,38,22,319) equity shares of ₹10/- each, fully paid-up	659	659
Infosys Technologies (China) Co. Limited	169	169
Infosys Technologies (Australia) Pty. Limited 1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid-up	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico 17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid-up	65	65
Infosys Technologies (Sweden) AB 1,000 (1,000) equity shares of SEK 100 par value, fully paid-up	–	–
Infosys Tecnologia do Brasil Ltda. 5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid-up	149	149
Infosys Technologies (Shanghai) Company Limited	646	388
Infosys Public Services, Inc. 3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid-up	99	99
Infosys Consulting Holding AG *(formerly Lodestone Holding AG) (Refer to Note 2.10.6)* 23,350 (23,350) – Class A shares of CHF 1,000 each and 29,400 (29,400) – Class B Shares of CHF 100 each, fully paid-up	1,323	1,323
Infosys Americas Inc. 10,000 (10,000) shares of USD 10 per share, fully paid-up	1	1
EdgeVerve Systems Limited *(Refer to Note 2.10.5)* 1,31,18,40,000 (46,18,39,994) equity shares of ₹10/- each, fully paid-up	1,312	462
Panaya Inc. *(Refer to Note 2.10.4)* 2(2) shares of USD 0.01 per share, fully paid-up	1,398	1,398
Infosys Nova Holdings LLC *(Refer to Note 2.10.3)*	94	94
Kallidus Inc. *(Refer to Note 2.10.2)* 10,21,35,416 (Nil) shares	647	–

Particulars	As at March 31,	
	2016	2015
Skava Systems Pvt. Ltd.		
(*Refer to Note 2.10.2*)		
25,000 (Nil) shares of ₹10 per share, fully paid-up	59	–
Noah Consulting LLC		
(*Refer to Note 2.10.1*)	249	–
	6,936	4,873
Investment in debentures		
EdgeVerve Systems Limited		
(*Refer to Note 2.10.5*)		
25,49,00,000 (Nil) Unsecured redeemable, non-convertible debentures of ₹100 each fully paid-up	2,549	–
	9,485	4,873
Others (unquoted) (*Refer to Note 2.10.7*)		
Investments in preferred stock	92	–
Investments in equity instruments	7	7
Less: Provision for investments	6	6
	93	1
Others (quoted)		
Investments in tax-free bonds		
(*Refer to Note 2.10.8*)	1,533	1,234
	1,533	1,234
Total non-current investments	11,111	6,108
Current investments – at the lower of cost and fair value		
Other current investments		
Unquoted		
Liquid mutual fund units		
(*Refer to Note 2.10.9*)	–	749
	–	749
Quoted		
Investments in government bonds		
(*Refer to Note 2.10.8*)	2	–
	2	–
Total current investments	2	749
Total investments	11,113	6,857
Aggregate amount of quoted investments excluding interest accrued but not due of ₹55 crore as at March 31, 2016 (₹46 crore as at March 31, 2015) included under Note 2.15 Short-term loans and advances.	1,535	1,234
Market value of quoted investments	1,627	1,269
Aggregate amount of unquoted investments	9,584	5,629
Aggregate amount of provision made for non-current unquoted investments	6	6

2.10.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting LLC, a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US$33 million (approximately ₹216 crore), contingent consideration of up to US$5 million (approximately ₹33 crore on acquisition date) and retention bonus of up to US$32 million (approximately ₹212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent on the achievement of certain financial targets by Noah for the years ended December 31, 2015 and December 31, 2016. During the year ended March 31, 2016, based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.10.2 Investment in Kallidus Inc. and Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US$91 million (approximately ₹578 crore) and a contingent consideration of up to US$20 million (approximately ₹128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017.

2.10.3 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of ₹94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova Holdings holds 16% of the equity interest in DWA Nova LLC.

2.10.4 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. ('Panaya'), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large-scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of ₹1,398 crore.

2.10.5 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly-owned subsidiary, EdgeVerve Systems Limited ('EdgeVerve'), was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of ₹421 crore with effect from July 1, 2014. Net assets amounting to ₹9 crore have also been transferred and accordingly a gain of ₹412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully-paid-up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through a postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of ₹3,222 crore and ₹177 crore for Finacle and Edge Services, respectively. Net assets amounting to ₹363 crore (including working capital amounting to ₹337 crore) have been transferred and accordingly a gain of ₹3,036 crore has been recorded as an exceptional item. The consideration was settled through an issue of 85,00,00,000 equity shares amounting to ₹850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to ₹2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

2.10.6 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. During the quarter ended December 31, 2015, the liability towards deferred consideration was settled.

Amounts of ₹110 crore and ₹219 crore, representing the proportionate charge of the deferred consideration have been recognized as an expense during the years ended March 31, 2016 and March 31, 2015, respectively.

2.10.7 Details of investments

The details of other non-current investments in preferred stock and equity instruments as at March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Preferred Stock		
Airviz Inc.		
2,82,279 (Nil) Series A Preferred Stock, fully paid-up, par value USD 0.001 each	13	–
ANSR Consulting		
52,631 (Nil) Series A Preferred Stock, fully paid-up, par value USD 0.001 each	9	–
Whoop Inc		
16,48,352 (Nil) Series B Preferred Stock, fully paid-up, par value USD 0.0001 each	20	–
CloudEndure Ltd.		
12,79,645 (Nil) Preferred Series B Shares, fully paid-up, par value ILS 0.01 each	13	–
Nivetti Systems Private Limited		
2,28,501 (Nil) Preferred Stock, fully paid-up, par value ₹1/- each	10	–
Waterline Data Science, Inc		
39,33,910 (Nil) Preferred Series B Shares, fully paid-up, par value USD 0.00001 each	27	–
Equity Instrument		
OnMobile Systems Inc., USA		
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid-up, par value USD 0.001 each	4	4
Merasport Technologies Private Limited		
2,420 (2,420) equity shares at ₹8,052/- each, fully paid-up, par value ₹10/- each	2	2
Global Innovation and Technology Alliance		
15,000 (10,000) equity shares at ₹1,000/- each, fully paid-up, par value ₹1,000/- each	1	1
	99	7
Less: Provision for investment	6	6
	93	1

2.10.8 Details of investments in tax-free bonds

The balances held in tax-free bonds as at March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	Face value ₹	As at March 31, 2016		As at March 31, 2015	
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21

Particulars	Face value ₹	As at March 31, 2016		As at March 31, 2015	
		Units	Amount	Units	Amount
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	4,22,800	42	–	–
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	5,71,396	57	–	–
		68,02,646	1,533	58,06,450	1,234

The balances held in government bonds as at March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	Face value PHP	As at March 31,			
		2016		2015	
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT Date 27 Jan 2016	100	–	–	10,000	–
Fixed Rate Treasury Notes 1.70 PCT PHY6972FW G18 MAT Date 22 Feb 2017	100	1,50,000	2	–	–
		1,50,000	2	10,000	–

2.10.9 Details of investments in liquid mutual fund units

The balances held in liquid mutual fund units as at March 31, 2015 are as follows:

in ₹ crore

Particulars	Units	Amount
IDFC Cash Fund – Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund – Treasury Plan – Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund – Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan – Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

2.11 Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Unsecured, considered good		
Capital advances	333	316
Security deposits	73	65
Rental deposits [(1)]	119	45
Other loans and advances		
Advance income taxes (net of provisions)	5,020	3,941
Prepaid expenses	87	7
Deferred contract cost	333	–
Loans and advances to employees	5	4
	5,970	4,378
Unsecured, considered doubtful		
Loans and advances to employees	13	10
	5,983	4,388
Less: Provision for doubtful loans and advances to employees	13	10
	5,970	4,378
[(1)] *Includes deposits with subsidiaries (Refer to Note 2.26)*	21	21

2.12 Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Others		
Advance to gratuity trust (*Refer to Note 2.29*)	2	26
	2	26

2.13 Trade receivables [1]

in ₹ crore

Particulars	As at March 31, 2016	As at March 31, 2015
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	176	162
Less: Provision for doubtful debts	176	162
	–	–
Other debts		
Unsecured		
Considered good [2]	9,798	8,627
Considered doubtful	73	160
	9,871	8,787
Less: Provision for doubtful debts	73	160
	9,798	8,627
	9,798	8,627
[1] *Includes dues from companies where directors are interested*	1	6
[2] *Includes dues from subsidiaries (Refer to Note 2.26)*	244	309

2.14 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31, 2016	As at March 31, 2015
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	24,276	23,722
Others		
Deposits with financial institution	4,900	4,000
	29,176	27,722
Balances with banks in unpaid dividend accounts	5	3
Deposit accounts with more than 12 months maturity	237	182
Balances with banks held as margin money deposits against guarantees	336	185

Cash and cash equivalents as at March 31, 2016 and March 31, 2015 include restricted cash and bank balances of ₹341 crore and ₹188 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances with banks as on Balance Sheet dates are as follows:

in ₹ crore

Particulars	As at March 31, 2016	As at March 31, 2015
In current accounts		
ANZ Bank, Taiwan	13	4
Bank of America, U.S.	563	498
Citibank NA, Australia	24	10
Citibank NA, India	1	6
Citibank NA, Dubai	1	1
Citibank NA, EEFC (U.S. Dollar account)	–	2
Citibank NA, Japan	15	20
Citibank NA, New Zealand	2	3
Citibank NA, South Africa	4	2
Deutsche Bank, Philippines	11	2
Deutsche Bank, India	4	4
Deutsche Bank, EEFC (Euro account)	17	2
Deutsche Bank, EEFC (GBP account)	8	5
Deutsche Bank, EEFC (AUD account)	2	–
Deutsche Bank, EEFC (U.S. Dollar account)	95	7
Deutsche Bank, EEFC (CHF account)	2	4
Deutsche Bank, Belgium	59	13
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	4	1
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Russia (Russian Ruble account)	2	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, UK	170	24
Deutsche Bank, Malaysia	9	–
HSBC, Hong Kong	1	44
ICICI Bank, India	57	18
ICICI Bank, EEFC (U.S. Dollar account)	10	9
Nordbanken, Sweden	5	1
Punjab National Bank, India	4	7
Royal Bank of Canada, Canada	24	11
State Bank of India	7	1
	1,147	715
In deposit accounts		
Allahabad Bank	–	200
Andhra Bank	848	97
Axis Bank	1,170	1,415
Bank of Baroda	–	2,314
Bank of India	–	2,691
Canara Bank	1,861	2,841
Central Bank of India	1,518	1,303
Corporation Bank	1,185	1,197
Development Bank of Singapore	–	35
HDFC Bank	2,500	2,017
ICICI Bank	3,755	3,059
IDBI Bank	1,750	706
IndusInd Bank	250	75
ING Vysya Bank	–	100
Indian Overseas Bank	1,000	573
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank	492	–
Oriental Bank of Commerce	1,967	1,500
Punjab National Bank	–	512
State Bank of India	2,310	–
Syndicate Bank	1,250	327
Union Bank of India	7	971
Vijaya Bank	200	386
Yes Bank	700	500
	22,788	22,819
In unpaid dividend accounts		
Axis Bank – Unpaid dividend account	2	–
HDFC Bank – Unpaid dividend account	1	1
ICICI Bank – Unpaid dividend account	2	2
	5	3
In margin money deposits against guarantees		
Canara Bank	132	128
ICICI Bank	147	–
State Bank of India	57	57
	336	185
Deposits with financial institution		
HDFC Limited	4,900	4,000
	4,900	4,000
Total cash and cash equivalents as per Balance Sheet	29,176	27,722

2.15 Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Unsecured, considered good		
Loans to subsidiaries (*Refer to Note 2.26*)	91	24
Others		
Advances		
Prepaid expenses [3]	209	71
Deferred contract cost	48	–
For supply of goods and rendering of services	58	60
Withholding and other taxes receivable	1,650	1,253
Others [1]	166	49
	2,222	1,457
Restricted deposits (*Refer to Note 2.33*)	1,154	1,039
Unbilled revenues [2]	2,673	2,423
Interest accrued but not due	696	433
Loans and advances to employees		
Housing and other loans	54	53
Salary advances	210	148
Security deposits	1	1
Mark-to-market forward and options contracts	109	94
Rental deposits	2	6
	7,121	5,654
[1] *Includes dues from subsidiaries (Refer to Note 2.26)*	24	43
[2] *Includes dues from subsidiaries (Refer to Note 2.26)*	20	6
[3] *Includes dues from subsidiaries (Refer to Note 2.26)*	43	–

2.16 Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Income from software services	53,334	45,658
Income from software products	649	1,642
	53,983	47,300

2.17 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Interest received on deposits with banks and others	2,506	2,592
Dividend received on investment in mutual fund units	57	146
Gain on sale of investments	–	10
Miscellaneous income, net	276	64
Gains / (losses) on foreign currency, net	170	525
	3,009	3,337

2.18 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	27,551	24,509
Contribution to provident and other funds	547	519
Employee stock compensation expense (*Refer to Note 2.1*)	7	2
Staff welfare	101	85
	28,206	25,115
Cost of technical sub-contractors		
Technical sub-contractors – subsidiaries	1,761	1,385
Technical sub-contractors – others	2,656	1,524
	4,417	2,909
Travel expenses		
Overseas travel expenses	1,510	1,235
Travelling and conveyance	145	125
	1,655	1,360
Cost of software packages and others		
For own use	663	797
Third party items bought for service delivery to clients	386	182
	1,049	979
Communication expenses		
Telephone charges	214	247
Communication expenses	97	137
	311	384
Other expenses		
Office maintenance	480	361
Power and fuel	179	185
Brand building	178	94
Rent	175	158
Rates and taxes, excluding taxes on income	99	108
Repairs to building	188	99
Repairs to plant and machinery	85	70
Computer maintenance	120	104
Consumables	28	39
Insurance charges	48	42
Provision for post-sales client support and warranties	18	17
Commission to non-whole-time directors	8	7
Provision for bad and doubtful debts and advances	(45)	145
Auditors' remuneration		
Statutory audit fees	2	2
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	4	8
Contributions towards Corporate Social Responsibility (*Refer to Note 2.34*)	202	243
Others	140	294
	1,909	1,976

2.19 Tax expenses

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Current tax		
Income tax	4,898	4,537
Deferred tax	9	97
	4,907	4,634

During the years ended March 31, 2016 and March 31, 2015, the Company had a reversal (net of provisions) of ₹331 crore and ₹161 crore, respectively, pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income-tax Act, 1961. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special

Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal in which the unit commenced software development, or March 31, 2011 whichever is earlier. Income from SEZ units is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.20 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Contingent liabilities		
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	29	22
Claims against the Company, not acknowledged as debts [(1)]	188	167
[Net of amount paid to statutory authorities ₹4,386 crore (₹3,572 crore)]		
Commitments		
Estimated amount of unexecuted capital contracts (net of advances and deposits)	1,295	1,272

[(1)] *Claims against the Company not acknowledged as debts for the year ended March 31, 2016 include demand from the Indian income tax authorities for payment of tax of ₹4,135 crore (₹3,337 crore), including interest of ₹1,224 crore (₹964 crore) upon completion of their tax assessment for fiscals 2007, 2008, 2009, 2010 and 2011 (for the year ended March 31, 2015 – upon completion of their tax assessment for fiscals 2006, 2007, 2008, 2009 and 2010). These demands were paid to statutory tax authorities, including ₹913 crore paid during the year ended March 31, 2016, consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The Company has filed an appeal with the income tax appellate authorities.*

Demand for fiscals 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income-tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscals 2007, 2008, 2009, 2010 and 2011 also includes disallowance of the portion of profit earned outside India from the STP units under Section 10A of the Income-tax Act and disallowance of profits earned from SEZ units under Section 10AA of the Income-tax Act. The matters for fiscals 2007, 2008 and 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscals 2010 and 2011 is pending before the Income Tax Appellate Tribunal (ITAT) Bangalore.

The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.21 Derivative instruments

The details in respect of outstanding foreign exchange forward and option contracts are as follows:

Particulars	As at March 31,			
	2016		2015	
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	467	3,094	664	4,150
In Euro	84	633	59	396
In GBP	60	573	68	632
In AUD	50	255	95	452
In CAD	–	–	12	59
In SGD	–	–	25	114
In CHF	25	173	–	–
Options Outstanding				
In USD	125	828	–	–
		5,556		5,803

As of March 31, 2016 and March 31, 2015, there were no net foreign currency exposures that were not hedged by a derivative instrument or otherwise.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Not later than one month	1,468	1,382
Later than one month and not later than three months	3,260	3,608
Later than three months and not later than one year	828	813
	5,556	5,803

The Company recognized gains of ₹29 crore and ₹499 crore on derivative instruments during the years ended March 31, 2016 and March 31, 2015, respectively, which is included in 'other income'.

2.22 Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the Statement of Profit and Loss as per Schedule III to the Companies Act, 2013.

2.23 Imports (valued on the cost, insurance and freight basis)

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Capital goods	391	415
Software packages	3	3
	394	418

2.24 Activity in foreign currency

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Earnings in foreign currency		
Income from software services and products	52,860	46,153
Interest received from banks and others	6	5
	52,866	46,158
Expenditure in foreign currency		
Overseas travel expenses (including visa charges)	1,305	992
Professional charges	405	222
Technical sub-contractors – subsidiaries	1,477	1,168
Overseas salaries and incentives	19,041	15,967
Other expenditure incurred overseas for software development	3,910	3,278
	26,138	21,627
Net earnings in foreign currency	26,728	24,531

2.25 Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows :

in ₹ crore

Particulars	Number of non-resident shareholders	Number of shares to which the dividends relate	Year ended March 31,	
			2016	2015
Interim dividend for fiscal 2016	2	38,53,33,537	385	–
Final dividend for fiscal 2015	2	19,22,58,436	567	–
Interim dividend for fiscal 2015	2	8,23,17,281	–	247
Final dividend for fiscal 2014	2	9,30,32,691	–	400

2.26 Related party transactions

List of related parties

in %

Name of subsidiary	Country	Holding as at March 31,	
		2016	2015
Infosys BPO Limited (Infosys BPO)	India	99.98	99.98
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100
Infosys Public Services, Inc. (Infosys Public Services)	U.S.	100	100
Infosys Americas Inc. (Infosys Americas)	U.S.	100	100
Infosys (Czech Republic) Limited s.r.o *(formerly Infosys BPO s.r.o)* (1)	Czech Republic	99.98	99.98
Infosys Poland Sp. z o.o. *(formerly Infosys BPO (Poland) Sp. z.o.o)* (1)	Poland	99.98	99.98
Infosys BPO S. de R.L. de C.V (1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98	99.98
Portland Group Pty. Limited (1)	Australia	99.98	99.98
Portland Procurement Services Pty Ltd (5)	Australia	–	–
Infosys BPO Americas LLC (1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100	100
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100	100
Infosys Consulting Holding AG (Infosys Lodestone) *(formerly Lodestone Holding AG)*	Switzerland	100	100
Lodestone Management Consultants Inc. (3)	U.S.	100	100
Infosys Management Consulting Pty Limited *(formerly Lodestone Management Consultants Pty. Limited)* (3)	Australia	100	100
Infosys Consulting AG *(formerly Lodestone Management Consultants AG)* (3)	Switzerland	100	100
Lodestone Augmentis AG (2)(6)	Switzerland	100	100
Lodestone GmbH *(formerly Hafner Bauer & Ödman GmbH)* (2)(3)	Switzerland	100	100
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90	99.90
Infosys Consulting GmbH *(formerly Lodestone Management Consultants GmbH)* (3)	Germany	100	100
Infosys Consulting Pte Ltd. *(formerly Lodestone Management Consultants Pte Ltd)* (3)	Singapore	100	100
Infosys Consulting SAS *(formerly Lodestone Management Consultants SAS)* (3)	France	100	100
Infosys Consulting s.r.o. *(formerly Lodestone Management Consultants s.r.o.)* (3)	Czech Republic	100	100
Lodestone Management Consultants GmbH (3)	Austria	100	100
Lodestone Management Consultants Co., Ltd. (3)	China	100	100
Infy Consulting Company Limited *(formerly Lodestone Management Consultants Ltd.)* (3)	U.K.	100	100
Infy Consulting B.V. *(formerly Lodestone Management Consultants B.V.) (3)*	Netherlands	100	100
Infosys Consulting Ltda. *(formerly Lodestone Management Consultants Ltda.)* (4)	Brazil	99.99	99.99
Infosys Consulting Sp. Z o.o. *(formerly Lodestone Management Consultants Sp. z o.o.)* (3)	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda (3)	Portugal	100	100
S.C. Infosys Consulting S.R.L. *(formerly SC Lodestone Management Consultants S.R.L.)* (3)	Romania	100	100
Infosys Consulting S.R.L. *(formerly Lodestone Management Consultants S.R.L.)* (3)	Argentina	100	100
Infosys Canada Public Services Ltd. (8)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) (9)	U.S.	100	100
Panaya Inc. (Panaya) (10)	U.S.	100	100
Panaya Ltd. (11)	Israel	100	100
Panaya GmbH (11)	Germany	100	100
Panaya Pty Ltd. (11)	Australia	–	–
Panaya Japan Co. Ltd. (11)	Japan	100	100

Name of subsidiary	Country	Holding as at March 31,	
		2016	2015
Skava Systems Pvt. Ltd. (Skava Systems) [12]	India	100	–
Kallidus Inc. (Kallidus) [13]	U.S.	100	–
Noah Consulting LLC (Noah) [14]	U.S.	100	–
Noah Information Management Consulting Inc. (Noah Canada) [15]	Canada	100	–

[1] *Wholly-owned subsidiary of Infosys BPO.*
[2] *Under liquidation*
[3] *Wholly-owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)*
[4] *Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)*
[5] *Wholly-owned subsidiary of Portland Group Pty. Limited. Liquidated effective May 14, 2014.*
[6] *Wholly-owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)*
[7] *Incorporated effective February 14, 2014 (Refer to Note 2.10.5)*
[8] *Wholly-owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014*
[9] *Incorporated effective January 23, 2015*
[10] *On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer to Note 2.10.4).*
[11] *Wholly-owned subsidiary of Panaya Inc.*
[12] *On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer to Note 2.10.2).*
[13] *On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer to Note 2.10.2).*
[14] *On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer to Note 2.10.1).*
[15] *Wholly-owned subsidiary of Noah*
[16] *Incorporated effective November 20, 2015*
[17] *Liquidated effective March 15, 2016*

Infosys has provided guarantee for the performance of certain contracts entered into by its subsidiaries.

in %

Name of associate	Country	Holding as at March 31,	
		2016	2015
DWA Nova LLC [1]	U.S.	16	20

[1] *Associate of Infosys Nova Holdings LLC*

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust

Note : Refer to Notes 2.29 and 2.30 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

S. D. Shibulal *(resigned effective July 31, 2014)*	Srinath Batni *(resigned effective July 31, 2014)*
B. G. Srinivas *(resigned effective June 10, 2014)*	U. B. Pravin Rao
Dr. Vishal Sikka *(appointed effective June 14, 2014)*	

Non-whole-time directors

N. R. Narayana Murthy *(resigned effective October 10, 2014)*	S. Gopalakrishnan *(resigned effective October 10, 2014)*
K. V. Kamath *(resigned effective June 5, 2015)*	Dr. Omkar Goswami *(retired effective December 31, 2014)*
Prof. Jeffrey S. Lehman	R. Seshasayee
Ann M. Fudge *(retired effective June 14, 2014)*	Ravi Venkatesan
Kiran Mazumdar-Shaw	Carol M. Browner *(resigned effective November 23, 2015)*
Prof. John W. Etchemendy *(appointed effective December 4, 2014)*	Roopa Kudva *(appointed effective February 4, 2015)*
Dr. Punita Kumar-Sinha *(appointed effective January 14, 2016)*	

Executive officers

M. D. Ranganath *Chief Financial Officer and Executive Vice President (effective October 12, 2015)*	David D. Kennedy *Executive Vice President, General Counsel and Chief Compliance Officer (effective November 1, 2014)*
Rajiv Bansal *Chief Financial Officer (till October 12, 2015)*	Srikantan Moorthy *Group Head of Human Resource Development (till March 31, 2015)*
Parvatheesam K. *Company Secretary (resigned effective January 10, 2015)*	

Company Secretary

A. G. S. Manikantha *(appointed effective June 22, 2015)*

The details of amounts due to or due from related parties as at March 31, 2016 and March 31, 2015 are as follows :

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Investment in debentures		
EdgeVerve [1]	2,549	–
Trade receivables		
Infosys China	29	16
Infosys Mexico	6	1
Infosys Brasil	1	5
Infosys BPO	5	1
Infosys Consulting Ltd.	8	26
EdgeVerve	–	14
Infosys Public Services	153	246
Infosys Sweden	28	–
Panaya Ltd.	14	–
	244	309
Loans [2]		
Infosys Consulting Ltd.	–	6
Infosys Sweden	24	–
Infosys Technologies China	67	–
EdgeVerve	–	18
	91	24
Other receivables		
Infosys BPO	5	1
Infosys Public Services	8	4
EdgeVerve	3	14
Panaya	43	–
Infosys Consulting SAS	6	3
Infosys Consulting GmbH	1	1
Infosys Consulting Ltd.	1	20
	67	43
Unbilled revenues		
Infosys Consulting SAS	–	1
EdgeVerve	20	–
Infosys McCamish Systems LLC	–	5
	20	6

Particulars	As at March 31,	
	2016	2015
Trade payables		
Infosys China	10	10
Infosys BPO	6	–
Infosys (Czech Republic) Limited s.r.o	2	–
Portland Group Pty. Limited	–	1
Infosys Mexico	2	1
Infosys Sweden	8	5
Lodestone Management Consultants Pty Limited	16	10
Infosys Consulting Pte Ltd.	7	8
Infosys Consulting Ltd.	83	65
Infosys Brasil	–	2
EdgeVerve	–	–
Panaya Ltd.	9	–
Infosys Public Services	2	–
	145	102
Other payables		
Infosys BPO	27	16
Infosys McCamish Systems LLC	–	2
Infosys Consulting AG	1	1
Infosys Consulting Ltd.	1	1
EdgeVerve	–	9
Panaya Ltd.	–	–
Infosys Public Services	1	4
Infosys Sweden	7	–
Infosys Mexico	1	–
	38	33
Provision for expenses		
Infosys BPO	1	(1)
Kallidus Inc.	18	–
Noah Consulting LLC	10	–
EdgeVerve	–	37
	29	36
Rental deposit given for shared services		
Infosys BPO	21	21
Rental deposit taken for shared services		
Infosys BPO	27	27

(1) *At an interest rate of 8.8% per annum.*

(2) *Loans were given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% each and is repayable within a period of one year and at any time within four years from the date of grant for Infosys China and Infosys Sweden respectively.*

Maximum amount outstanding

in ₹ crore

Particulars	2016	2015
Loans and advances in the nature of loans given to subsidiaries		
Infosys China	68	–
EdgeVerve (2)	110	18
Infosys Brasil	–	40
Kallidus Inc.	10	–
Infosys Sweden	24	–
Infosys Consulting Holding AG	6	66

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in *Note 2.9*, for the years ended March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Capital transactions		
Financing transactions		
Debentures		
EdgeVerve	2,549	–
Equity		
Infosys China	–	62
Infosys Nova	–	94
Infosys Brasil (3)	–	40
EdgeVerve	850	461
Infosys Shanghai	258	154
	3,657	811
Loans (net of repayment)		
Infosys Consulting Holding AG (1)	–	6
Infosys Consulting Ltd.	(6)	–
Kallidus (1)	–	–
Infosys Sweden	23	–
Infosys Brasil	–	(40)
Infosys Technologies China	68	–
EdgeVerve (2)	(18)	18
	67	(16)
Revenue transactions		
Purchase of services		
Infosys China	126	139
Lodestone Management Consultants Pty Limited	130	121
Infosys Consulting Ltd.	882	653
Infosys Consulting Pte Ltd.	104	45
Portland Group Pty. Limited	2	3
Infosys (Czech Republic) Limited s.r.o	17	10
Infosys BPO Limited	341	217
Infosys Sweden	79	44
Infosys Mexico	11	10
EdgeVerve	–	136
Infosys Public Services	11	–
Panaya Ltd.	20	–
Kallidus Inc.	18	–
Noah Consulting LLC	10	–
Infosys Brasil	10	7
	1,761	1,385
Purchase of shared services including facilities and personnel		
Infosys BPO	18	68
	18	68
Interest income		
Infosys Consulting Ltd.	–	1
EdgeVerve	62	–
Infosys Sweden	1	–
Infosys Brasil	–	3
	63	4
Sale of services		
Infosys China	11	8
Infosys Mexico	37	11
Infosys Consulting Ltd.	30	23
Infosys Brasil	7	8
Infosys BPO	69	80
Infosys McCamish Systems LLC	3	6
Infosys Sweden	27	–
EdgeVerve	–	50
Infosys Public Services	900	735
	1,084	921
Sale of shared services including facilities and personnel		
EdgeVerve	143	22
Panaya Ltd.	15	–
Infosys BPO	42	38
Infosys Consulting SAS	1	3
Infosys Consulting Ltd.	5	3
Infosys Consulting GmbH	–	1
	206	67

Particulars	Year ended March 31,	
	2016	2015
Profit on transfer of business		
EdgeVerve	3,036	412
	3,036	412
Cash paid under business transfer		
EdgeVerve	335	–
	335	–

[1] *During the year, loan of ₹ 10 crore was given at an interest rate of 6% per annum and repaid.*

[2] *During the year, loan of ₹ 92 crore was given at an interest rate of 8.7% per annum and the amount including the balance as of March 31, 2015 was repaid.*

[3] *Loan outstanding (including accrued interest) given to Infosys Brasil is converted to equity during the year ended March 31, 2015.*

The compensation to key managerial personnel, comprising directors and executive officers, is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers [1][2][3][4]	101	30
Commission and other benefits to non-executive / independent directors	9	8
Total	110	38

[1] *Includes stock compensation expense of ₹ 7 crore for the year ended March 31, 2016 (₹ 2 crore for the year ended March 31, 2015) to the CEO in line with the compensation plan approved by the shareholders.*

[2] *Includes payables to the CFO who stepped down w.e.f October 12, 2015.*

[3] *Includes payment of variable pay amounting to ₹ 14 crore for the year ended March 31, 2015 to the CEO as decided by the nomination and remuneration committee in line with the compensation plan approved by the shareholders.*

[4] *Includes provision for variable pay amounting to US$4.33 million (approximately ₹ 29 crore) for the year ended March 31, 2016 to the CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹ 28 crore at the current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board, based on the recommendations of the nomination and remuneration committee, approved on April 15, 2016, US$4.33 million (approximately ₹ 29 crore) as variable pay for the year ended March 31, 2016.*

2.27 Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) [1]		
Capital expenditure	–	–
Revenue expenditure	54	160
Other R&D expenditure		
Capital expenditure	31	15
Revenue expenditure	330	430
Total R&D expenditure		
Capital expenditure	31	15
Revenue expenditure	384	590

[1] *During the year ended March 31, 2016, the Company has claimed weighted tax deduction on eligible research and development till July 31, 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) with effect from November 23, 2011 which has been renewed effective April 2014. With effect from August 1, 2015 the business of Finacle, including the R&D activities, is transferred to its wholly-owned subsidiary EdgeVerve Systems Limited. Hence from that date, EdgeVerve Systems Limited has claimed the weighted tax deduction on eligible research and development expenditures u/s 35(2AB) of the Income-tax Act, 1961. The weighted tax deduction is equal to 200% of such expenditure incurred.*

The eligible R&D revenue and capital expenditure are ₹ 54 crore and Nil for the year ended March 31, 2016 respectively and ₹ 160 crore and Nil towards revenue and capital expenditure respectively for the year ended March 31, 2015.

2.28 Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients enhance their business performance. During the year ended March 31, 2016, the Company reorganized its segments to enhance executive-customer relationships, improve focus of sales investments and increase management oversight. However, the reorganizations did not have any impact on the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named Manufacturing and Hi-tech. The segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in :

- Financial Services and Insurance (FSI)
- Manufacturing and Hi-tech (MFG & HI-TECH)
- Energy & utilities, Communications and Services (ECS)
- Retail, Consumer packaged goods and Logistics (RCL)
- Life Sciences and Healthcare (LSH)

Geographic segmentation is based on business sourced from specific geographic regions and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprises all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses, such as depreciation, which form a significant component of total expenses, are not allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Years ended March 31, 2016 and *March 31, 2015*:

in ₹ crore

Particulars	FSI	MFG and Hi-tech	ECS	RCL	LSH	Total
Income from software services and products	17,791	12,087	10,997	9,501	3,607	53,983
	16,175	*10,230*	*9,756*	*8,369*	*2,770*	*47,300*
Identifiable operating expenses	9,037	6,130	5,269	4,675	1,840	26,951
	7,874	*5,191*	*4,706*	*3,917*	*1,440*	*23,128*
Allocated expenses	3,686	2,533	2,303	1,991	756	11,269
	3,396	*2,241*	*2,130*	*1,832*	*607*	*10,206*
Segmental operating income	5,068	3,424	3,425	2,835	1,011	15,763
	4,905	*2,798*	*2,920*	*2,620*	*723*	*13,966*
Unallocable expenses						1,115
						917
Other income, net						3,009
						3,337
Profit before exceptional item and tax						17,657
						16,386
Exceptional item						3,036
						412
Profit before tax						20,693
						16,798
Tax expense						4,907
						4,634
Profit after taxes and exceptional item						15,786
						12,164

Geographic segments

Years ended March 31, 2016 and *March 31, 2015*:

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	35,638	11,775	1,274	5,296	53,983
	30,273	*10,300*	*1,307*	*5,420*	*47,300*
Identifiable operating expenses	18,052	5,868	568	2,463	26,951
	14,806	*5,131*	*678*	*2,513*	*23,128*
Allocated expenses	7,467	2,462	254	1,086	11,269
	6,625	*2,240*	*251*	*1,090*	*10,206*
Segmental operating income	10,119	3,445	452	1,747	15,763
	8,842	*2,929*	*378*	*1,817*	*13,966*
Unallocable expenses					1,115
					917
Other income, net					3,009
					3,337
Profit before exceptional items and tax					17,657
					16,386
Exceptional item					3,036
					412
Profit before tax					20,693
					16,798
Tax expense					4,907
					4,634
Profit after taxes and exceptional items					15,786
					12,164

2.29 Gratuity plan

The following table sets out the status of the Gratuity Plan as required under AS 15, reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Obligations at year beginning	755	668
Service cost	106	89
Interest cost	55	56
Transfer of obligation [(1)]	(34)	(5)
Actuarial (gain) / loss	10	58
Benefits paid	(66)	(111)
Obligations at year end	826	755
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Company		
Change in plan assets		
Plan assets at year beginning, at fair value	781	677
Expected return on plan assets	72	65
Transfer of assets [(1)]	(43)	–
Actuarial gain / (loss)	(6)	5
Contributions	90	145
Benefits paid	(66)	(111)
Plan assets at year end, at fair value	828	781
Reconciliation of present value of the obligation and the fair value of the plan assets:		
Fair value of plan assets at the end of the year	828	781
Present value of the defined benefit obligations at the end of the year	826	755
Reimbursement (obligation) / asset [(1)]	–	(6)
Asset recognized in the Balance Sheet	2	20
Assumptions		
Interest rate (%)	7.80	7.80
Estimated rate of return on plan assets (%)	9.50	9.50
Weighted expected rate of salary increase (%)	8.00	8.00

[(1)] From / to between Group companies

in ₹ crore

Particulars	As at March 31,				
	2016	2015	2014	2013	2012
Obligations at year end	826	755	668	612	569
Plan assets at year end, at fair value	828	781	677	643	582
Funded status	2	26	9	31	13
Experience adjustments					
(Gain) / loss					
Experience adjustments on plan liabilities	10	4	14	(49)	13
Experience adjustments on plan assets	6	(5)	3	–	–

The components of the net gratuity cost for the years ended March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Gratuity cost for the period		
Service cost	106	89
Interest cost	55	56
Expected return on plan assets	(72)	(65)
Actuarial (gain) / loss	16	53
Plan amendment amortization	(4)	(4)
Net gratuity cost	101	129
Actual return on plan assets	66	70

As at March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute ₹74 crore to the gratuity trust during the fiscal 2017.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2016 and March 31, 2015 amounts to ₹4 crore and ₹7 crore, respectively and disclosed under 'Other long-term liabilities' and 'Other current liabilities'.

2.30 Provident fund

The Company contributed ₹345 crore towards provident fund during the year ended March 31, 2016 (₹295 crore during the year ended March 31, 2015).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) states that benefits involving employer-established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of the guidance issued by the Actuarial Society of India during the quarter ended December 31, 2011, and based on the assumptions listed below, there is no shortfall as at March 31, 2016, 2015, 2014, 2013 and 2012.

The details of fund and plan asset position are as follows:

in ₹ crore

Particulars	As at March 31,				
	2016	2015	2014	2013	2012
Plan assets at period end, at fair value	3,808	2,912	2,817	2,399	1,816
Present value of benefit obligation at period end	3,808	2,912	2,817	2,399	1,816
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,	
	2016	2015
Government of India (GOI) bond yield (in %)	7.80	7.80
Remaining term of maturity of portfolio (in years)	7	7
Expected guaranteed interest rate – First year (in %)	8.75	8.75
– Thereafter (in %)	8.60	8.60

2.31 Superannuation

The Company contributed ₹227 crore to the superannuation trust during the year ended March 31, 2016 (₹213 crore during the year ended March 31, 2015).

2.32 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2016	2015
Number of shares considered as basic weighted average shares outstanding [(1)]	2,29,69,44,664	2,29,69,44,664
Effect of dilutive common equivalent shares	–	30,684
Number of shares considered as weighted average shares and potential shares outstanding	2,29,69,44,664	2,29,69,75,348

[(1)] *Adjusted for bonus issue (Refer to Note 2.1)*

2.33 Restricted deposits

Restricted deposits as at March 31, 2016 comprise ₹1,154 crore (₹1,039 crore as at March 31, 2015) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.34 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

- Gross amount required to be spent by the Company during the year is ₹256 crore.
- Amount spent during the year:

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
On construction / acquisition of any asset	–	–	–
On purposes other than the above	202	–	202

In addition to the activities mentioned above, the Company has spent ₹86 crore on multiple CSR initiatives including Chennai flood disaster relief, environment sustainability and conservation of natural resources aimed at long-term sustainability of the ecosystem.

2.35 Indian accounting standards

The Ministry of Corporate Affairs (MCA), through its notification in the Official Gazette dated February 16, 2015, notified the Indian Accounting Standards (Ind AS) applicable to certain classes of companies. Ind AS would replace the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. For Infosys and its subsidiaries, Ind AS would be applicable for the accounting periods beginning April 1, 2016, with a transition date of April 1, 2015.

The Company has evaluated the effect of transition from Indian GAAP to Ind AS and the following are the areas which would have an impact on account of the transition on the Company:

- Fair valuation of certain financial instruments
- Employee costs pertaining to defined benefit obligations
- Discounting of certain long-term liabilities
- Share-based payments

Further, there would be a change in the presentation of financial statements including additional disclosures.

2.36 Function-wise classification of the Statement of Profit and Loss

In ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Income from software services and products	53,983	47,300
Software development expenses	32,255	27,828
GROSS PROFIT	21,728	19,472
Selling and marketing expenses	2,694	2,549
General and administration expenses	3,271	2,961
	5,965	5,510
OPERATING PROFIT BEFORE DEPRECIATION	15,763	13,962
Depreciation and amortization	1,115	913
OPERATING PROFIT	14,648	13,049
Other income	3,009	3,337
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	17,657	16,386
Profit on transfer on business (*Refer to Note 2.10.5*)	3,036	412
PROFIT BEFORE TAX	20,693	16,798
Tax expense		
Current tax	4,898	4,537
Deferred tax	9	97
PROFIT FOR THE YEAR	15,786	12,164

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bangalore
April 15, 2016

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

A. G. S. Manikantha
Company Secretary

Independent Auditors' report on consolidated financial statements

To the Members of Infosys Limited

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Infosys Limited ('the Holding Company') and its subsidiaries and associate (collectively referred to as 'the Company' or 'the Group'), comprising the consolidated balance sheet as at 31 March 2016, the consolidated statement of profit and loss, the consolidated cash flow statement for the year then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as 'the consolidated financial statements').

Management's responsibility for the consolidated financial statements

The Holding Company's Board of Directors is responsible for the preparation of the consolidated financial statements in terms of the requirements of the Companies Act, 2013 ('the Act') that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Companies Act, 2013 (hereinafter referred to as 'the Act') read with Rule 7 of the Companies (Accounts) Rules, 2014. The Board of Directors of the Company is responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

Auditors' responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Holding Company's Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Company, as at 31 March 2016, and their consolidated profit and their consolidated cash flows for the year ended on that date.

Report on other legal and regulatory requirements

1. As required by sub-section 3 of Section 143 of the Act, we report, to the extent applicable, that :
   a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.
   b. In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.
   c. The consolidated balance sheet, the consolidated statement of profit and loss, and the consolidated cash flow statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.
   d. In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.
   e. On the basis of the written representations received from the directors of the Holding Company as on 31 March 2016 taken on record by the Board of Directors of the Holding Company and the report of the statutory auditors of its subsidiary companies incorporated in India, none of the Directors of the Group companies incorporated in India is disqualified as on 31 March 2016 from being appointed as a Director of that company in terms of sub-section 2 of Section 164 of the Act.
   f. With respect to the adequacy of the internal financial controls over financial reporting of the Group and the operating effectiveness of such controls, refer to our separate report in 'Annexure A'; and

g. With respect to the other matters to be included in the Auditors' Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us :

   i. The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer to Note 2.19 to the consolidated financial statements;

   ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivatives contracts. Refer to Note 2.6 to the consolidated financial statements; and

   iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company and subsidiary companies incorporated in India.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Supreet Sachdev
Partner
Membership number : 205385

Bangalore
15 April, 2016

Annexure to the Auditors' Report

Report on the Internal Financial Controls under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 ('the Act')

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended 31 March 2016, we have audited the internal financial controls over financial reporting of Infosys Limited ('the Holding Company') and its subsidiary companies which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The Respective Board of Directors of the Holding Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India ('ICAI'). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors' Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting (the 'Guidance Note') issued by ICAI and the Standards on Auditing, issued by ICAI and deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2016, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Supreet Sachdev
Partner
Membership number : 205385

Bangalore
15 April, 2016

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31,	
		2016	2015
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	1,144	572
Reserves and surplus	2.2	56,682	50,164
		57,826	50,736
Minority interests		–	–
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	126	50
		126	50
CURRENT LIABILITIES			
Trade payables			
Total outstanding dues of micro enterprises and small enterprises	2.31	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		386	140
Other current liabilities	2.5	7,601	6,920
Short-term provisions	2.6	9,202	8,443
		17,189	15,503
		75,141	66,289
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.7	8,637	7,685
Intangible assets	2.7	4,543	3,661
Capital work-in-progress		960	776
		14,140	12,122
Non-current investments	2.9	1,817	1,398
Deferred tax assets (net)	2.3	533	536
Long-term loans and advances	2.10	6,832	4,906
Other non-current assets	2.11	66	85
		23,388	19,047
CURRENT ASSETS			
Current investments	2.9	75	872
Trade receivables	2.12	11,330	9,713
Cash and cash equivalents	2.13	32,697	30,367
Short-term loans and advances	2.14	7,651	6,290
		51,753	47,242
		75,141	66,289
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bangalore
April 15, 2016

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

A. G. S. Manikantha
Company Secretary

Consolidated Statement of Profit and Loss

in ₹ crore, except per equity share data

Particulars	Note	For the year ended March 31, 2016	2015
Income from software services and products	2.15	62,441	53,319
Other income	2.16	3,128	3,430
Total revenue		65,569	56,749
Expenses			
Employee benefit expenses	2.17	34,418	29,802
Deferred consideration pertaining to acquisition	2.29.1	110	219
Cost of technical sub-contractors		3,531	2,171
Travel expenses		2,263	1,818
Cost of software packages and others	2.17	1,274	1,044
Communication expenses		449	495
Consultancy and professional charges		779	421
Depreciation and amortization expenses	2.7	1,266	1,017
Other expenses	2.17	2,497	2,478
Total expenses		46,587	39,465
PROFIT BEFORE TAX		18,982	17,284
Tax expense			
Current tax	2.18	5,315	4,835
Deferred tax	2.18	(14)	76
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE		13,681	12,373
Share in net profit / (loss) of associate	2.29.3	(3)	(1)
PROFIT FOR THE YEAR		13,678	12,372
Profit attributable to			
Owners of the Company		13,678	12,372
Minority interests		–	–
		13,678	12,372
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Basic		59.85	54.13
Diluted		59.84	54.13
Number of shares used in computing earnings per share	2.27		
Basic		2,28,56,16,160	2,28,56,10,264
Diluted		2,28,57,11,583	2,28,56,40,948
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bangalore
April 15, 2016

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

A. G. S. Manikantha
Company Secretary

Consolidated Cash Flow Statement

in ₹ crore

Particulars	Note	For the year ended March 31, 2016	For the year ended March 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax and after share in associate's profit		18,979	17,283
Adjustments to reconcile profit before tax to cash provided by operating activities			
Depreciation and amortization expenses		1,266	1,017
Deferred consideration pertaining to acquisition		110	219
Interest and dividend income		(2,698)	(2,892)
Provision for bad and doubtful debts		(52)	171
Other adjustments		147	82
Effect of exchange differences on translation of assets and liabilities		122	66
Changes in assets and liabilities			
Trade receivables		(1,479)	(1,475)
Loans and advances and other assets		(1,523)	(221)
Liabilities and provisions		856	854
		15,728	15,104
Income taxes paid (*Refer to Note 2.19*)		(5,865)	(6,751)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,863	8,353
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure (including intangible assets), net of sale proceeds		(2,723)	(2,247)
Payment for acquisition of business, net of cash acquired		(747)	(1,282)
Payment for acquisition of interests in associate		–	(94)
Investments in liquid mutual fund units		(24,171)	(23,892)
Investments in preferred stock		(82)	–
Investments in other investments		(22)	–
Disposal of liquid mutual fund units		24,947	25,096
Disposal of certificates of deposit		–	830
Investments in tax-free bonds		(299)	–
Investments in government bonds		(3)	(1)
Investment in fixed maturity plan securities		–	(30)
Redemption of fixed maturity plan securities		33	157
Interest and dividend received		2,381	2,551
NET CASH USED / (PROVIDED) IN INVESTING ACTIVITIES		(686)	1,088
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid net of inter-company dividend (including corporate dividend tax)		(6,813)	(4,935)
NET CASH PROVIDED IN FINANCING ACTIVITIES		(6,813)	(4,935)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(34)	(89)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,330	4,417
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		30,367	25,950
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		32,697	30,367
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385

R. Seshasayee
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bangalore
April 15, 2016

Roopa Kudva
Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

A. G. S. Manikantha
Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle®, our banking solution; and offerings in the areas of analytics, cloud, and digital transformation.

Infosys, together with its subsidiaries and controlled trusts, is herein after referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company's American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

1. Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act') read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial Statements'. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries as disclosed in *Note 2.21*, combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting as laid down under Accounting Standard (AS) 23, 'Accounting for Investment in Associate in Consolidated Financial Statements'. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the acquisition date. The Group's investment in associates includes goodwill identified on acquisition.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which the changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty about measurement or collectability of consideration, is recognized based on the percentage-of-completion method. When there is uncertainty about measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue, while billings in excess of cost and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based on the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the

change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its consolidated Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period, post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions and likelihood of occurrence.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets including goodwill

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the parent's portion of equity of the subsidiary at the date on which investment in the subsidiary is made. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets are different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (*Refer to Note 2.7*)

1.10 Impairment

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price or value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of the Gratuity Plan in the Balance Sheet as an asset or liability, in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the

Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the Trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligations under the provident fund plan beyond its monthly contributions.

Compensated absences

The employees of the Group are entitled to compensated absences, which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The Group accounts for equity-settled stock options in accordance with the accounting treatment prescribed by the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency-denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The translation of the financial statements of the foreign subsidiaries from the local currency to the reporting currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The resulting difference is presented as foreign currency translation reserve included in 'Reserves and Surplus'. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

1.14 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduces the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair-valued at each reporting date. The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast transactions. The Company records the gain or loss on effective hedges, if any, in the hedging reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Changes in the fair value relating to the ineffective portion of the hedges and derivative instruments that do not qualify or have not been designated for hedge accounting are recognized in the consolidated Statement of Profit and Loss.

1.15 Income taxes

Income taxes are accrued in the same period in which the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, in situation where unabsorbed depreciation and carry forward business loss exist, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situations of unabsorbed

depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated Statement of Profit and Loss are credited to the securities premium account.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value, which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus share issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term, based on the Management's intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash-on-deposit with banks and financial institutions. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.20 Leases

The leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the consolidated Statement of Profit and Loss over the lease term.

1.21 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2. Notes on accounts for the year ended March 31, 2016

Amounts in the financial statements are presented in ₹ crore, except per equity share data and as otherwise stated. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current period presentation.

2.1 Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2016	2015
Authorized		
Equity shares, ₹5/- par value		
2,40,00,00,000 (1,20,00,00,000) equity shares	1,200	600
Issued, Subscribed and Paid-Up		
Equity shares, ₹5/- par value (1)	1,144	572
2,28,56,21,088 (1,14,28,05,132) equity shares fully paid-up (2)		
	1,144	572

Notes: Forfeited shares amounted to ₹1,500 (₹1,500)

(1) Refer to Note 2.27 for details of basic and diluted shares

(2) Net of treasury shares 1,13,23,576 (56,67,200)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2016

The Company has allotted 1,14,84,72,332 fully-paid-up shares of face value ₹5 each during the quarter ended June 30, 2015, pursuant to a bonus issue approved by the shareholders through a postal ballot. The book closure date fixed by the Board was June 17, 2015.

The Company has allotted 57,42,36,166 fully-paid-up equity shares of face value ₹5 each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend payout ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

During the year ended March 31, 2015, the amount of dividend per share recognized as distribution to equity shareholder includes ₹30 per share of interim dividend (not adjusted for bonus shares of June 17, 2015 and December 3, 2014) and ₹29.50 per share of final

dividend (not adjusted for bonus shares on June 17, 2015). The total dividend appropriation for the year ended March 31, 2015 amounted to ₹6,145 crore including corporate dividend tax of ₹1,034 crore.

The Board of Directors, in its meeting on October 12, 2015, declared an interim dividend of ₹10 per equity share. Further, the Board of Directors, in its meeting on April 15, 2016, has proposed a final dividend of ₹14.25 per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016. The total dividend appropriation for the year ended March 31, 2016 amounted to ₹6,704 crore including corporate dividend tax of ₹1,134 crore.

The Central Government, in consultation with National Advisory Committee on Accounting Standards, has amended the Companies (Accounting Standards) Rules, 2006 ('principal rules'), through a notification issued by the Ministry of Corporate Affairs dated March 30, 2016. The Companies (Accounting Standards) Rules, 2016 is effective March 30, 2016. According to the amended rules, the above-mentioned proposed dividend will not be recorded as a liability as at March 31, 2016. (*Refer to Para 8.5 of AS-4 – Contingencies and Events occurring after Balance Sheet date*). The Company believes, based on a legal opinion, that the Rule 3(2) of the principal rules has not been withdrawn or replaced and accordingly, the Companies (Accounting Standards) Rule, 2016 will apply to the accounting periods commencing on or after March 30, 2016. Therefore the Company has recorded ₹3,939 crore as liability for proposed dividends (including corporate dividend tax) as at March 31, 2016.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholders holding more than 5% shares as at March 31, 2016 and March 31, 2015 are as follows :

Name of the shareholder	As at March 31, 2016		As at March 31, 2015	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	38,53,17,937	16.78	18,60,73,981	16.20
Life Insurance Corporation of India	13,22,74,300	5.76	5,52,74,758	4.81

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2016 and March 31, 2015 are as follows :

Particulars	As at March 31, 2016		As at March 31, 2015	
	No. of shares	Amount	No. of shares	Amount
Number of shares at the beginning of the year	1,14,28,05,132	572	57,14,02,566	286
Add: Bonus shares issued (including bonus on treasury shares)	1,14,84,72,332	574	57,42,36,166	287
Less: Increase in treasury shares consequent to bonus issue	56,67,200	2	28,33,600	1
Add: Shares issued on exercise of employee stock options	10,824	–	–	–
Number of shares at the end of the year	2,28,56,21,088	1,144	1,14,28,05,132	572

Stock option plan

2015 Stock Incentive Compensation Plan

SEBI issued the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ('SEBI Regulations'), which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options / ADRs and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan ('the 2015 Plan') for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through a postal ballot which ended on March 31, 2016, the Board of Directors have been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years.

2011 RSU Plan

The Company had a 2011 RSU Plan ('the 2011 Plan') which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the Company made a grant of 1,08,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board, in its meeting held on June 22, 2015, on the recommendation of nomination and remuneration committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further, the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders through a postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further, the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSUs for each of the remaining years would be subject to continued employment.

In accordance with the SEBI Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the years ended March 31, 2016 and March 31, 2015 is as follows:

Particulars	Year ended March 31, 2016		Year ended March 31, 2015	
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
The 2011 Plan				
Outstanding at the beginning [1]	1,08,268	5	–	–
Granted	1,24,061	5	1,08,268	5
Forfeited and expired	–	–	–	–
Exercised [1]	10,824	5	–	–
Outstanding at the end	2,21,505	5	1,08,268	5
Exercisable at the end	–	–	–	–

[1] *Adjusted for bonus issues*

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years, respectively.

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was ₹ 1,088.

The differential on stock compensation expense if the 'fair value' of the RSUs on the date of the grant were considered instead of the 'intrinsic value' during the years ended March 31, 2016 and March 31, 2015 is less than ₹ 1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in fiscal	
	2016	2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price (₹) [1]	1,024	3,549
Exercise price (₹) [1]	5	5
Expected volatility (%)	28-36	30-37
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7-8	8-9
Weighted average fair value as on grant date (₹) [1]	948	3,355

[1] *Data for fiscal 2015 is not adjusted for bonus issues*

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behavior of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the years ended March 31, 2016 and March 31, 2015, the Company recorded an employee compensation expense of ₹ 7 crore and ₹ 2 crore in the consolidated Statement of Profit and Loss.

2.2 Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Capital reserves – Opening balance	54	54
Add: Transferred from surplus	–	–
	54	54
Foreign currency translation reserve – Opening balance	332	376
Add: Foreign currency translation during the year	81	(44)
Foreign currency translation reserve – Closing balance	413	332
Securities premium account – Opening balance	2,784	3,070
Less: Amount utilized for issuance of bonus shares (*Refer to Note 2.1*)	572	286
Add: Exercise of stock options	1	
	2,213	2,784
Stock options outstanding – Opening balance (*Refer to Note 2.1*)	2	–
Additions during the year	7	2
Less: Exercise of stock options	1	–
	8	2
General reserve – Opening balance	10,505	9,288
Add: Transferred from surplus	1,579	1,217
	12,084	10,505
Other reserve – Opening balance [1]	4	3
Add: Transferred from surplus	1	1
	5	4
Cash flow hedge reserve – Opening balance	–	–
Add: Unrealized gains / (loss) from effective hedges	1	–
Less: Reclassification to Statement of Profit and Loss	1	–
	–	–
Special Economic Zone Re-investment Reserve – Opening balance [2]	–	–
Add: Transferred from surplus	591	–
Less: Transferred to surplus on utilization	591	–
Special Economic Zone Re-investment Reserve – Closing balance	–	–
Surplus – Opening balance	36,483	31,453
Add: Inter-company dividend	28	21
Add: Net profit after tax transferred from the Statement of Profit and Loss	13,678	12,372
Add: Transfer from Special Economic Zone Re-investment Reserve on utilization	591	–
Amount available for appropriation	50,780	43,846
Appropriations		
Interim dividend	2,297	1,723
Final dividend	3,273	3,388
Total dividend	5,570	5,111
Dividend tax	1,134	1,034
Amount transferred to other reserve	1	1
Amount transferred to Special Economic Zone Re-investment Reserve	591	–
Amount transferred to general reserve	1,579	1,217
Surplus – Closing balance	41,905	36,483
	56,682	50,164

[1] *Under the Swiss Code of Obligation, a few subsidiaries of Lodestone are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid-up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.*

(a) *The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.*

2.3 Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Deferred tax assets		
Fixed assets	178	241
Trade receivables	89	111
Compensated absences	389	299
Computer software	50	51
Accrued compensation to employees	68	48
Post-sales client support	77	74
Others	55	30
	906	854
Deferred tax liabilities		
Branch profit tax	334	316
Others	39	2
	373	318
Deferred tax assets after set-off	533	536
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2016 and March 31, 2015, the Group has provided for branch profit tax of ₹334 crore and ₹316 crore, respectively, for its overseas branches, as the Group estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹18 crore movement on account of exchange rate during the year ended March 31, 2016.

2.4 Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Others		
Gratuity obligation – unamortized amount relating to plan amendment (*Refer to Note 2.24*)	–	3
Deferred income – government grant on land-use rights	47	47
Payable for acquisition of business (*Refer to Notes 2.29.3 and 2.29.4*)	46	–
Accrued salaries and benefits		
Bonus and incentives	33	–
	126	50

2.5 Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Accrued salaries and benefits		
Salaries and benefits	1,104	1,237
Bonus and incentives	1,162	869
Unearned revenue	1,332	1,052
Unpaid dividends	5	3
Other liabilities		
Provision for expenses	2,189	1,984
Retention monies	80	53
Withholding and other taxes payable	1,296	904
Gratuity obligation – unamortized amount relating to plan amendment, current (*Refer to Note 2.24*)	4	4
Payable for acquisition of business (*Refer to Notes 2.29.3 and 2.29.4*)	86	525
Advances received from clients	28	27
Payable by controlled trusts	167	177
Deferred income – government grant on land-use rights	1	1
Accrued gratuity (*Refer to Note 2.24*)	1	7
Other payables	141	74
Mark-to-market forward and options contracts	5	3
	7,601	6,920

2.6 Short-term provisions

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Provision for employee benefits		
Compensated absences	1,341	1,069
Others		
Proposed dividend	3,273	3,388
Provision for		
Tax on dividend	666	690
Income taxes (net of advance tax and tax deducted at source)	3,410	2,818
Post-sales client support and warranties and others	512	478
	9,202	8,443

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Balance at the beginning	478	379
Provision recognized / (reversed)	106	172
Provision utilized	(103)	(84)
Exchange difference	31	11
Balance at the end	512	478

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of six months to one year.

2.7 Fixed assets

The changes in the carrying value of fixed assets for the year ended March 31, 2016 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Tangible assets										Intangible assets				Total
	Land-Freehold	Land-Leasehold	Buildings [1]	Plant and equipment	Office equipment [3]	Computer equipment [3]	Furniture and fixtures [3]	Leasehold improvements	Vehicles	Total	Goodwill	Intellectual property rights and others	Land-use rights	Total	
Original cost															
As at April 1, 2015	931	633	5,881	1,427	676	3,347	958	221	34	14,108	3,595	42	71	3,708	17,816
Additions through acquisitions [3]	–	–	–	–	1	2	1	–	–	4	881	–	–	881	885
Additions during the year	41	17	444	333	166	1,103	256	9	6	2,375	–	2	–	2	2,377
Deductions / retirement during the year	–	–	–	(1)	(6)	(396)	(7)	(1)	(12)	(423)	–	(10)	–	(10)	(433)
Foreign exchange difference	–	–	–	–	2	16	1	6	1	26	–	(2)	1	(1)	25
As at March 31, 2016	972	650	6,325	1,759	839	4,072	1,209	235	29	16,090	4,476	32	72	4,580	20,670
Depreciation and amortization															
As at April 1, 2015	–	16	1,982	881	412	2,287	647	179	19	6,423	–	42	5	47	6,470
Accumulated depreciation on acquired assets [3]	–	–	–	–	1	1	–	–	–	2	–	–	–	–	2
For the year	–	6	219	220	100	553	139	22	5	1,264	–	1	1	2	1,266
Deductions / adjustments during the year [3]	–	–	–	(1)	(5)	(237)	(6)	2	(7)	(254)	–	(10)	–	(10)	(264)
Foreign exchange difference	–	–	–	–	1	14	1	2	–	18	–	(2)	–	(2)	16
As at March 31, 2016	–	22	2,201	1,100	509	2,618	781	205	17	7,453	–	31	6	37	7,490
Net book value															
As at March 31, 2016	972	628	4,124	659	330	1,454	428	30	12	8,637	4,476	1	66	4,543	13,180

The changes in the carrying value of fixed assets for the year ended March 31, 2015 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Tangible assets										Intangible assets				Total
	Land-Freehold	Land-Leasehold	Buildings [1]	Plant and equipment	Office equipment	Computer equipment [2]	Furniture and fixtures [2]	Leasehold improvements [2]	Vehicles	Total	Goodwill	Intellectual property rights [2]	Land-use rights	Total	
Original cost															
As at April 1, 2014	782	360	5,026	1,150	551	2,659	805	212	35	11,580	2,244	58	68	2,370	13,950
Additions through acquisitions [2]	–	–	–	–	–	13	9	–	–	22	1,351	1	–	1,352	1,374
Additions during the year	149	273	855	280	140	765	161	22	6	2,651	–	–	–	–	2,651
Deductions / retirement during the year	–	–	–	(3)	(14)	(82)	(10)	(10)	(6)	(125)	–	(17)	–	(17)	(142)
Foreign exchange difference	–	–	–	–	(1)	(8)	(7)	(3)	(1)	(20)	–	–	3	3	(17)
As at March 31, 2015	931	633	5,881	1,427	676	3,347	958	221	34	14,108	3,595	42	71	3,708	17,816
Depreciation and amortization															
As at April 1, 2014	–	–	1,794	703	345	1,965	530	169	18	5,524	–	45	3	48	5,572
Accumulated depreciation on acquired assets [2]	–	–	–	–	–	(9)	(4)	–	–	(13)	–	–	–	–	(13)
For the year	–	16	188	181	81	387	128	16	6	1,003	–	13	1	14	1,017
Deductions / adjustments during the year [2]	–	–	–	(2)	(13)	(52)	(2)	(8)	(4)	(81)	–	(16)	–	(16)	(97)
Foreign exchange difference	–	–	–	(1)	(1)	(4)	(5)	2	(1)	(10)	–	–	1	1	(9)
As at March 31, 2015	–	16	1,982	881	412	2,287	647	179	19	6,423	–	42	5	47	6,470
Net book value															
As at March 31, 2015	931	617	3,899	546	264	1,060	311	42	15	7,685	3,595	–	66	3,661	11,346

[1] Buildings include ₹ 250 being the value of five shares of ₹ 50 each in Mittal Towers Premises Co-operative Society Limited.

[2] Includes certain assets having gross book value of ₹ 23 crore, accumulated depreciation of ₹ 14 crore and net book value of ₹ 9 crore taken over on acquisition of Panaya effective March 5, 2015.

[3] Includes certain assets having gross book value of ₹ 4 crore, accumulated depreciation of ₹ 2 crore and net book value of ₹ 2 crore taken over on acquisition of Kallidus, Skava and Noah.

During the quarter ended June 30, 2014, the Management, based on internal and external technical evaluation, had reassessed the remaining useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimate.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

2.8 Leases

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the future minimum rental payments in respect of non-cancelable operating leases are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Lease rentals recognized during the year	360	309

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Lease obligations payable		
Within one year of the Balance Sheet date	372	168
Due in a period between one year and five years	873	395
Due after five years	442	168

A majority of the Group's operating lease arrangements extend up to a maximum of 10 years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.9 Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2016	2015
Non-current investments		
Long-term investments – at cost		
Others (unquoted)		
Investments in preferred stock and equity instruments (*Refer to Note 2.9.1*)	99	7
Less: Provision for equity investments	6	6
	93	1
Others (*Refer to Note 2.9.1*)	22	–
	115	1
Others (quoted)		
Investments in tax-free bonds (*Refer to Note 2.9.2*)	1,599	1,300
Investment in government bonds (*Refer to Note 2.9.2*)	–	4
	1,599	1,304
Long-term investments – equity method		
Trade (unquoted)		
Investment in associate		
DWA Nova LLC (*Refer to Note 2.21*)	103	93
	103	93
Total non-current investments	1,817	1,398
Current investments		
Current portion of long-term investments		
Quoted		
Fixed maturity plans (*Refer to Note 2.9.3*)	–	30
Investment in government bonds (*Refer to Note 2.9.2*)	5	–
	5	30

Particulars	As at March 31,	
	2016	2015
Current investments – at the lower of cost and fair value		
Unquoted		
Liquid mutual fund units (*Refer to Note 2.9.4*)	68	842
	68	842
Quoted		
Investment in government bonds (*Refer to Note 2.9.2*)	2	–
	2	–
Total current investments	75	872
Total investments	1,892	2,270
Aggregate amount of quoted investments excluding interest accrued but not due of ₹58 crore included under *Note 2.14* Short-term loans and advances	1,606	1,334
Market value of quoted investments	1,703	1,376
Aggregate amount of unquoted investments	292	942
Aggregate amount of provision made for non-current unquoted investments	6	6

2.9.1 Details of investments

The details of non-current other investments in preferred stock, equity instruments and others as at March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Preferred stock		
Airviz Inc.		
2,82,279 (Nil) Series A Preferred Stock, fully paid-up, par value USD 0.001 each	13	–
ANSR Consulting		
52,631 (Nil) Series A Preferred Stock, fully paid-up, par value USD 0.001 each	9	–
Whoop Inc.		
16,48,352 (Nil) Series B Preferred Stock, fully paid-up, par value USD 0.0001 each	20	–
CloudEndure Ltd.		
12,79,645 (Nil) Preferred Series B Shares, fully paid-up, par value ILS 0.01 each	13	–
Nivetti Systems Private Limited 2,28,501 (Nil) Preferred Stock, fully paid-up, par value ₹1 each	10	–
Waterline Data Science Inc. 39,33,910 (Nil) Series B Preferred Stock, fully paid-up, par value USD 0.00001 each	27	–
Equity instrument		
OnMobile Systems Inc., (*formerly Onscan Inc.*) U.S. 21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid-up, par value USD 0.001 each	4	4
Merasport Technologies Private Limited 2,420 (2,420) equity shares at ₹8,052/- each, fully paid-up, par value ₹10/- each	2	2
Global Innovation and Technology Alliance 15,000 (10,000) equity shares at ₹1,000/- each, fully paid-up, par value ₹1,000/- each	1	1
Others		
Vertex Ventures U.S. Fund I, L.P	22	–
	121	7
Less: Provision for investment	6	6
	115	1

2.9.2 Details of investments in tax-free bonds and government security bond

The balances held in tax-free bonds as at March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	Face value ₹	As at March 31, 2016		As at March 31, 2015	
		Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	51	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	–	–
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	4,22,800	42	–	–
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	5,71,396	57	–	–
		74,52,646	1,599	64,56,450	1,300

The balances held in government bonds as at March 31, 2016 and March 31, 2015 are as follows:

in ₹ crore

Particulars	Face value PHP	As at March 31, 2016		As at March 31, 2015	
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 1.62 PCT MAT DATE 7 SEPT 2016	100	50,000	1	–	–
Fixed Rate Treasury Notes 2.20 PCT MAT DATE 25 APR 2016	100	60,000	1	60,000	1
Fixed Rate Treasury Notes 1.00 PCT MAT DATE 25 APR 2016	100	2,00,000	3	2,00,000	3
Fixed Rate Treasury Notes 1.70 PCT MAT DATE 22 FEB 2017	100	10,000	–	–	–
Fixed Rate Treasury Notes 1.70 PCT PHY6972FW G18 MAT Date 22 FEB 2017	100	1,50,000	2	–	–
Fixed Rate Treasury Notes 1.96 PCT MAT DATE 27 JAN 2016	100	–	–	10,000	–
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	100	–	–	10,000	–
		4,70,000	7	2,80,000	4

2.9.3 Details of investments in fixed maturity plans

The balances held in fixed maturity plans as at March 31, 2015 are as follows:

in ₹ crore

Particulars	Face value ₹	Units	Amount
SBI debt fund series A-28-Growth – direct-367 days	10	1,25,00,000	13
SBI debt fund series A-31-Growth – direct-367 days	10	75,00,000	7
UTI Fixed Term Income Fund Series XIX – III (368 days)	10	1,00,00,000	10
		3,00,00,000	30

2.9.4 Details of investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2016 are as follows:

in ₹ crore

Particulars	Units	Amount
Reliance Money Manage Fund	32,925	7
Reliance Liquid Fund Cash Plan	2	–
ICICI Prudential Liquid – Direct Plan	16,07,064	16
Reliance Liquid Fund Treasury Plan	2,07,283	31
BSL Cash Manager – Growth	3,89,089	14
	22,36,363	68

The balances held in liquid mutual fund units as at March 31, 2015 are as follows:

in ₹ crore

Particulars	Units	Amount
SBI Premier Liquid Fund – Direct Plan Daily Dividend	9,97,094	100
IDFC Cash Fund – Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund – Treasury Plan – Direct Plan Daily Dividend Option	9,81,551	150
Reliance Mutual Fund – Liquid	4,08,049	45
Birla Sun Life Mutual Fund – Liquid	47,37,327	48
ICICI Liquid Plan – Direct Plan Daily Dividend	2,05,44,807	206
	3,05,99,025	842

2.10 Long-term loans and advances

in ₹ crore

Particulars	As at March 31, 2016	As at March 31, 2015
Unsecured, considered good		
Capital advances	933	664
Security deposits	78	68
Rental deposits	146	47
Other loans and advances		
Advance income taxes (net of provisions)	5,230	4,089
Prepaid expenses	87	7

Particulars	As at March 31,	
	2016	2015
Deferred contract cost	333	–
Loans and advances to employees		
Housing and other loans	25	31
	6,832	4,906
Unsecured, considered doubtful		
Loans and advances to employees	19	12
	6,851	4,918
Less: Provision for doubtful loans and advances to employees	19	12
	6,832	4,906

2.11 Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Others		
Advance to gratuity trust (*Refer to Note 2.24*)	4	27
Restricted deposits (*Refer to Note 2.28*)	62	58
	66	85

2.12 Trade receivables

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	200	182
Less: Provision for doubtful debts	200	182
	–	–
Other debts		
Unsecured		
Considered good	11,330	9,713
Considered doubtful	89	184
	11,419	9,897
Less: Provision for doubtful debts	89	184
	11,330	9,713
	11,330	9,713

2.13 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	27,420	26,195
Others		
Deposits with financial institutions	5,277	4,172
	32,697	30,367
Balances with banks in unpaid dividend accounts	5	3
Deposit accounts with more than 12 months maturity	404	311
Balances with banks held as margin money deposits against guarantees	342	185

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of ₹492 crore and ₹364 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
In current accounts		
ANZ Bank, Taiwan	13	4
Axis Bank, India	1	–
Banamex Bank, Mexico	5	10
Banamex Bank, Mexico (U.S. Dollar account)	3	1
Bank of America, Mexico	21	26
Bank of America, U.S.	681	716
Bank Zachodni WBK S.A, Poland	3	4
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Barclays Bank, U.K.	19	10
Bank Leumi, Israel (U.S. Dollar account)	17	7
Bank Leumi, Israel (Israeli Sheqel account)	10	15
Bank Leumi, Israel (Euro account)	–	3
China Merchants Bank, China	8	4
Citibank N.A, China	65	20
Citibank N.A., China (U.S. Dollar account)	72	24
Citibank N.A., Costa Rica	2	5
Citibank N.A., Czech Republic	–	6
Citibank N.A., Australia	72	25
Citibank N.A., Brazil	5	27
Citibank N.A., Dubai	1	1
Citibank N.A., India	1	7
Citibank N.A., Japan	15	20
Citibank N.A., New Zealand	6	6
Citibank N.A., Portugal	2	–
Citibank N.A., Singapore	3	2
Citibank N.A., South Africa	5	3
CitiBank N.A., South Africa (Euro account)	1	–
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
CitiBank N.A., U.S.	60	–
CitiBank N.A., EEFC (U.S. Dollar account)	–	2
Commerzbank, Germany	19	19
Crédit Industriel et Commercial Bank, France	4	1
Deutsche Bank, India	8	5
Deutsche Bank, Philippines	13	3
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	5	19
Deutsche Bank, Poland (Euro account)	–	1
Deutsche Bank, EEFC (Australian Dollar account)	2	–
Deutsche Bank, EEFC (Euro account)	32	3
Deutsche Bank, EEFC (Swiss Franc account)	5	5
Deutsche Bank, EEFC (U.S. Dollar account)	96	8
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	9	5
Deutsche Bank, Belgium	59	13
Deutsche Bank, Malaysia	9	–
Deutsche Bank, Czech Republic	14	6
Deutsche Bank, Czech Republic (Euro account)	1	2

Particulars	As at March 31,	
	2016	2015
Deutsche Bank, Czech Republic (U.S. Dollar account)	28	20
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	6	2
Deutsche Bank, Russia	2	–
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	170	25
HSBC Bank, Brazil	5	3
HSBC Bank, Hong Kong	1	44
ICICI Bank, India	72	30
ICICI Bank, EEFC (U.S. Dollar account)	10	14
ING Bank, Belgium	3	–
Nordbanken, Sweden	15	3
Punjab National Bank, India	4	7
Raiffeisen Bank, Czech Republic	5	–
Raiffeisen Bank, Romania	4	–
Royal Bank of Scotland, China	–	45
Royal Bank of Scotland, China (U.S. Dollar account)	–	47
Royal Bank of Canada, Canada	78	16
Santander Bank, Argentina	–	2
Santander Bank, Spain	–	1
State Bank of India, India	8	2
Silicon Valley Bank, U.S.	5	66
Silicon Valley Bank, (Euro account)	65	16
Silicon Valley Bank, (United Kingdom Pound Sterling account)	19	5
Union Bank of Switzerland AG	15	12
Union Bank of Switzerland AG, (Euro account)	12	4
Union Bank of Switzerland AG, (Australian Dollar account)	2	–
Union Bank of Switzerland AG, (U.S. Dollar account)	28	2
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	4	1
Wells Fargo Bank N.A., U.S.	23	38
Westpac, Australia	6	6
	1,994	1,470
In deposit accounts		
Allahabad Bank	–	200
Andhra Bank	948	171
Axis Bank	1,340	1,495
Bank of Baroda	–	2,394
Bank of India	77	2,691
Canara Bank	2,115	3,006
Central Bank of India	1,538	1,383
Citibank	125	–
Corporation Bank	1,285	1,277
Deutsche Bank, Poland	237	121
Development Bank of Singapore	–	35
HDFC Bank Ltd.	2,650	2,097
ICICI Bank	4,049	3,166
IDBI Bank	1,900	856
Indian Overseas Bank	1,250	651
Indusind Bank	250	75
ING Vysya Bank	–	100
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank	537	5
National Australia Bank	1	87

Particulars	As at March 31,	
	2016	2015
Oriental Bank of Commerce	1,967	1,580
Punjab National Bank	18	592
South Indian Bank	23	27
State Bank of India	2,310	–
Syndicate Bank	1,266	407
Union Bank of India	140	1,051
Vijaya Bank	304	466
Yes Bank	724	604
	25,079	24,537
In unpaid dividend accounts		
Axis Bank – Unpaid dividend account	2	–
HDFC Bank – Unpaid dividend account	1	1
ICICI Bank – Unpaid dividend account	2	2
	5	3
In margin money deposits against guarantees		
Canara Bank	132	128
Citibank	3	–
ICICI Bank	150	–
State Bank of India	57	57
	342	185
Deposits with financial institutions		
HDFC Limited	5,277	4,172
	5,277	4,172
Total cash and cash equivalents as per Balance Sheet	32,697	30,367

2.14 Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Unsecured, considered good		
Others		
Advances		
Prepaid expenses	201	98
Deferred contract cost	48	–
For supply of goods and rendering of services	110	79
Withholding and other taxes receivable	1,799	1,364
Others	25	9
	2,183	1,550
Restricted deposits (*Refer to Note 2.28*)	1,238	1,100
Unbilled revenues	3,029	2,845
MAT credit entitlement	–	–
Interest accrued but not due	762	444
Loans and advances to employees		
Salary advances	229	64
Housing and other loans	74	158
Security deposits	7	4
Rental deposits	13	24
Mark-to-market forward and options contracts	116	101
	7,651	6,290

2.15 Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Income from software services	60,528	51,666
Income from software products	1,913	1,653
	62,441	53,319

2.16 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Interest received on deposits with banks and others	2,634	2,734
Dividend received on investment in mutual fund units	64	158
Gain on sale of investments	3	14
Gains / (losses) on foreign currency, net	165	480
Miscellaneous income, net	262	44
	3,128	3,430

2.17 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	33,549	29,022
Contribution to provident and other funds	660	646
Employee compensation expense (*Refer to Note 2.1*)	7	2
Staff welfare	202	132
	34,418	29,802
Cost of software packages and others		
For own use	740	855
Third-party items bought for service delivery to clients	534	189
	1,274	1,044
Other expenses		
Office maintenance	581	420
Power and fuel	217	219
Brand building	198	158
Rent	360	309
Rates and taxes, excluding taxes on income	109	126
Repairs to building	190	99
Repairs to plant and machinery	92	76
Computer maintenance	151	125
Consumables	41	44
Insurance charges	60	53
Provision for post-sales client support and warranties	8	39
Commission to non-whole-time directors	9	9
Provision for bad and doubtful debts and advances	(46)	175
Auditors' remuneration		
Statutory audit fees	7	5
Taxation matters	–	–
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	9	12
Contributions towards CSR (*Refer to Note 2.30*)	216	254
Others	295	355
	2,497	2,478

2.18 Tax expense

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Current tax		
Income taxes	5,315	4,835
Deferred taxes	(14)	76
	5,301	4,911

Income tax expense for the years ended March 31, 2016 and March 31, 2015 includes reversals (net of provisions) of ₹309 crore and ₹158 crore pertaining to earlier periods.

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income-tax Act, 1961. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commenced software development, or March 31, 2011 whichever is earlier. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.19 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Contingent liabilities		
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	56	43
Claims against the Company, not acknowledged as debts [(2)] [Net of amount paid to statutory authorities ₹4,409 crore (₹3,598 crore)]	284	264
Commitments		
Estimated amount of unexecuted capital contracts (net of advances and deposits)	1,486	1,574
Other commitment [(1)]	79	–

(1) *Uncalled capital pertaining to investment in Vertex Ventures U.S. Fund I, LP*

(2) *Claims against the Company not acknowledged as debts for the year ended March 31, 2016 include demand from the Indian income tax authorities for payment of tax of ₹4,135 crore (₹3,337 crore), including interest of ₹1,224 crore (₹964 crore) upon completion of their tax assessment for fiscals 2007, 2008, 2009, 2010 and 2011 (for the year ended March 31, 2015 – upon completion of their tax assessment for fiscals 2006, 2007, 2008, 2009 and 2010). These demands were paid to statutory tax authorities which include ₹913 crore paid during the year ended March 31, 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The Company has filed an appeal with the income tax appellate authorities.*

Demand for fiscals 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income-tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscals 2007, 2008, 2009, 2010 and 2011 also includes disallowance of portion of profit earned outside India from the STP units under Section 10A of the Income-tax Act and disallowance of profits earned from SEZ units under Section 10AA of the Income-tax Act. The matters for fiscals 2007, 2008 and 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscals 2010 and 2011 is pending before Honorable Income Tax Appellate Tribunal (ITAT) Bangalore. The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.20 Derivative instruments

The details in respect of outstanding foreign exchange forward and option contracts are as follows:

Particulars	As at March 31,			
	2016		2015	
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	510	3,379	716	4,475
In Euro	100	750	67	447
In GBP	65	623	73	671
In AUD	55	281	98	466
In CAD	–	–	12	59
In SGD	–	–	25	114
In CHF	25	173	–	–
Options outstanding				
In USD	125	828	–	–
In Euro	–	–	–	–
		6,034		6,232

As of the Balance Sheet date, the Group's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is ₹1,506 crore (₹568 crore as at March 31, 2015).

The foreign exchange forward and option contracts mature within 12 months. The derivative financial instruments are analyzed into relevant maturity groupings based on the remaining period as of the Balance Sheet date as follows:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Not later than one month	1,577	1,484
Later than one month and not later than three months	3,420	3,781
Later than three months and not later than one year	1,037	967
	6,034	6,232

The Group recognized a gain on derivative financial instruments of ₹29 crore and gain of ₹514 crore during the year ended March 31, 2016 and March 31, 2015, respectively, which is included in 'Other income'.

2.21 Related party transactions

in %

Name of subsidiary	Country	Holding as at March 31,	
		2016	2015
Infosys BPO Limited (Infosys BPO)	India	99.98	99.98
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100
Infosys Public Services, Inc. (Infosys Public Services)	U.S.	100	100
Infosys Americas Inc. (Infosys Americas)	U.S.	100	100
Infosys (Czech Republic) Limited s.r.o (*formerly Infosys BPO s.r.o*) (1)	Czech Republic	99.98	99.98
Infosys Poland Sp. z o.o. (1) *(formerly Infosys BPO Poland, Sp z.o.o)*	Poland	99.98	99.98
Infosys BPO S. de R.L. de C.V (1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98	99.98
Portland Group Pty. Limited (1)	Australia	99.98	99.98
Portland Procurement Services Pty Ltd (5)	Australia	–	–
Infosys BPO Americas LLC (1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100	100
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100	100
Infosys Consulting Holding AG (Infosys Lodestone) *(formerly Lodestone Holding AG)*	Switzerland	100	100
Lodestone Management Consultants Inc. (3)	U.S.	100	100
Infosys Management Consulting Pty Limited *(formerly Lodestone Management Consultants Pty. Limited)* (3)	Australia	100	100
Infosys Consulting AG *(formerly Lodestone Management Consultants AG)* (3)	Switzerland	100	100
Lodestone Augmentis AG (2)(6)	Switzerland	100	100
Lodestone GmbH *(formerly Hafner Bauer & Ödman GmbH)* (2)(3)	Switzerland	100	100
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90	99.90
Infosys Consulting GmbH *(formerly Lodestone Management Consultants GmbH)* (3)	Germany	100	100
Infosys Consulting Pte Ltd. *(formerly Lodestone Management Consultants Pte Ltd)* (3)	Singapore	100	100
Infosys Consulting SAS *(formerly Lodestone Management Consultants SAS)* (3)	France	100	100
Infosys Consulting s.r.o. *(formerly Lodestone Management Consultants s.r.o.)* (3)	Czech Republic	100	100
Lodestone Management Consultants GmbH (3)	Austria	100	100
Lodestone Management Consultants Co., Ltd. (3)	China	100	100
Infy Consulting Company Ltd. *(formerly Lodestone Management Consultants Ltd.)* (3)	U.K.	100	100

Name of subsidiary	Country	Holding as at March 31,	
		2016	2015
Infy Consulting B.V. *(formerly Lodestone Management Consultants B.V.)* [3]	Netherlands	100	100
Infosys Consulting Ltda. *(formerly Lodestone Management Consultants Ltda.) (4)*	Brazil	99.99	99.99
Infosys Consulting Sp. Z o.o. *(formerly Lodestone Management Consultants Sp. z o.o.)* [3]	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda [3]	Portugal	100	100
S.C. Infosys Consulting S.R.L. *(formerly SC Lodestone Management Consultants S.R.L.)* [3]	Romania	100	100
Infosys Consulting S.R.L. *(formerly Lodestone Management Consultants S.R.L.)* [3]	Argentina	100	100
Infosys Canada Public Services Ltd.[8]	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) [9]	U.S.	100	100
Panaya Inc. (Panaya)[10]	U.S.	100	100
Panaya Ltd. [11]	Israel	100	100
Panaya GmbH [11]	Germany	100	100
Panaya Pty Ltd. [11]	Australia	–	–
Panaya Japan Co. Ltd. [11]	Japan	100	100
Skava Systems Pvt. Ltd. (Skava Systems) [12]	India	100	–
Kallidus Inc. (Kallidus) [13]	U.S.	100	–
Noah Consulting LLC (Noah) [14]	U.S.	100	–
Noah Information Management Consulting Inc. (Noah Canada) [15]	Canada	100	–

[1] *Wholly-owned subsidiary of Infosys BPO*

[2] *Under liquidation*

[3] *Wholly-owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)*

[4] *Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)*

[5] *Wholly-owned subsidiary of Portland Group Pty. Limited. Liquidated effective May 14, 2014.*

[6] *Wholly-owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)*

[7] *Incorporated effective February 14, 2014 (Refer to Note 2.29.5)*

[8] *Wholly-owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014*

[9] *Incorporated effective January 23, 2015*

[10] *On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer to Note 2.29.2)*

[11] *Wholly-owned subsidiary of Panaya Inc.*

[12] *On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer to Note 2.29.3)*

[13] *On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer to Note 2.29.3)*

[14] *On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer to Note 2.29.4)*

[15] *Wholly-owned subsidiary of Noah*

[16] *Incorporated effective November 20, 2015*

[17] *Liquidated effective March 15, 2016*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

in %

Name of associate	Country	Holding as at March 31,	
		2016	2015
DWA Nova LLC [1]	U.S.	16	20

[1] *Associate of Infosys Nova Holdings LLC. During the year ended March 31, 2015, the Group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of ₹ 94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology to provide end-to-end digital manufacturing capabilities for companies involved in the design, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.*

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Note: Refer to Notes 2.24, 2.25 and 2.26 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

S. D. Shibulal *(resigned effective July 31, 2014)*	Srinath Batni *(resigned effective July 31, 2014)*
B. G. Srinivas *(resigned effective June 10, 2014)*	U. B. Pravin Rao
Dr. Vishal Sikka *(appointed effective June 14, 2014)*	

Non-whole-time directors

N. R. Narayana Murthy *(resigned effective October 10, 2014)*	S. Gopalakrishnan *(resigned effective October 10, 2014)*
K. V. Kamath *(resigned effective June 5, 2015)*	Dr. Omkar Goswami *(retired effective December 31, 2014)*
Prof. Jeffrey S. Lehman	R. Seshasayee
Ann M. Fudge *(retired effective June 14, 2014)*	Ravi Venkatesan
Kiran Mazumdar-Shaw	Carol M. Browner *(resigned effective November 23, 2015)*
Prof. John W. Etchemendy *(appointed effective December 4, 2014)*	Roopa Kudva *(appointed effective February 4, 2015)*
Dr. Punita Kumar-Sinha *(appointed effective January 14, 2016)*	

Executive officers

M. D. Ranganath *Chief Financial Officer and Executive Vice President (effective October 12, 2015)*	David D. Kennedy *Executive Vice President, General Counsel and Chief Compliance Officer (effective November 1, 2014)*
Rajiv Bansal *Chief Financial Officer (till October 12, 2015)*	Srikantan Moorthy *Group Head of Human Resource Development (till March 31, 2015)*
Parvatheesam K. *Company Secretary (resigned effective January 10, 2015)*	

Company secretary

A. G. S. Manikantha *(appointed effective June 22, 2015)*

Related party transactions

Transaction with key managerial personnel

The compensation to key managerial personnel, comprising directors and members of executive officers, is as follows:

Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Salaries and other employee benefits to whole-time directors and members of executive officers [(1)(2)(3)(4)]	101	30
Commission and other benefits to non-executive / independent directors	10	9
Total	111	39

(1) Includes stock compensation expense of ₹7 crore for the year ended March 31, 2016 (₹2 crore for the year ended March 31, 2015) to the CEO in line with the compensation plan approved by the shareholders.

(2) Includes payables to the CFO who stepped down w.e.f. October 12, 2015.

(3) Includes payment of variable pay amounting to ₹14 crore for the year ended March 31, 2015 to the CEO as decided by the nomination and remuneration committee in line with the compensation plan approved by the shareholders.

(4) Includes provision for variable pay amounting to US$4.33 million (approximately ₹29 crore) for the year ended March 31, 2016 to the CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of US$4.18 million (approximately ₹28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the nominations committee approved on April 15, 2016, US$4.33 million (approximately ₹29 crore) as variable pay for the year ended March 31, 2016.

Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements

in ₹ crore

Name of entity	Net assets: as % of consolidated net assets	Net assets: Amount	Share in profit or loss: as % of consolidated profit or loss	Share in profit or loss: Amount
Infosys Ltd.	89.2	57,157	96.0	15,786
Indian Subsidiaries				
Infosys BPO	5.4	3,475	3.5	570
EdgeVerve	1.8	1,152	(0.5)	(90)
Skava Systems	0.0	15	0.0	6
Foreign Subsidiaries				
Infosys China	0.2	107	(0.5)	(86)
Infosys Mexico	0.1	96	0.1	15
Infosys Sweden	(0.1)	(40)	(0.1)	(17)
Infosys Shanghai	1.1	677	0.0	(1)
Infosys Brasil	0.1	90	0.2	29
Infosys Public Services	0.4	271	0.7	111
Infosys Americas	0.0	1	0.0	–
Infosys (Czech Republic) Limited s.r.o (*formerly Infosys BPO s.r.o*)	0.1	50	0.0	4
Infosys BPO (Poland) Sp Z.o.o	0.6	358	0.6	95
Infosys McCamish Systems LLC	0.1	53	0.2	25
Portland Group Pty. Limited	0.2	103	0.2	31
Infosys Australia	0.1	37	0.0	1
Infosys Lodestone	0.5	301	0.0	6
Lodestone Management Consultants Inc.	0.0	18	0.1	22
Lodestone Management Consultants Pty Limited	0.0	(20)	0.0	(6)
Infosys Consulting AG	0.1	88	0.3	43
Lodestone Augmentis AG	0.0	2	0.0	–
Hafner Bauer & Ödman GmbH	0.0	–	0.0	–
Lodestone Management Consultants (Belgium) S.A.	0.0	(22)	0.0	(4)
Infosys Consulting GmbH	0.1	33	(0.1)	(11)
Infosys Consulting Pte Ltd.	(0.1)	(45)	(0.1)	(9)
Infosys Consulting SAS	0.0	(9)	0.0	(7)
Infosys Consulting s.r.o.	0.0	4	0.0	3
Lodestone Management Consultants GmbH	0.0	(2)	0.0	–

Name of entity	Net assets		Share in profit or loss	
	as % of consolidated net assets	Amount	as % of consolidated profit or loss	Amount
Lodestone Management Consultants Co., Ltd.	(0.1)	(33)	(0.1)	(19)
Infosys Consulting Ltd.	0.1	44	0.0	6
Infy Consulting B.V.	0.0	15	0.1	12
Infosys Consulting Ltda.	0.0	23	(0.1)	(10)
Infosys Consulting Sp. Z o.o.	0.0	7	0.0	7
Lodestone Management Consultants Portugal, Unipessoal, Lda	0.0	(2)	0.0	–
S.C. Infosys Consulting S.R.L.	0.0	6	0.0	1
Infosys Consulting S.R.L.	0.0	3	0.0	1
Infosys Nova	0.2	99	0.0	–
Panaya	0.1	66	0.0	6
Panaya Ltd.	(0.2)	(129)	(0.4)	(71)
Panaya GmbH	0.0	(4)	0.0	(3)
Panaya Japan Co. Ltd.	0.0	(2)	0.0	1
Kallidus	0.1	77	0.3	51
Noah	0.0	(6)	(0.3)	(57)
Noah Canada	0.0	(12)	0.0	(2)
Subtotal	100	64,102	100	16,439
Adjustment arising out of consolidation		(6,382)		(2,779)
Minority interest in subsidiaries		–		–
Associates				
DWA Nova LLC		3		(3)
Controlled Trusts		103		21
Total		57,826		13,678

2.22 Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers		
(eligible for weighted deduction) [(1)]		
Capital expenditure	–	–
Revenue expenditure	174	160
Other R&D expenditure		
Capital expenditure	31	15
Revenue expenditure	538	513
Total R&D expenditure		
Capital expenditure	31	15
Revenue expenditure	712	673

[(1)] *During the years ended March 31, 2016 and March 31, 2015 the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011, which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.*

The eligible R&D revenue and capital expenditure are ₹ 174 crore and Nil for the year ended March 31, 2016 and ₹ 160 crore and Nil for the year ended March 31, 2015.

2.23 Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Group reorganized its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. However, the reorganizations did not have any impact in the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named as Manufacturing and Hi-tech. Segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in :

- Financial Services and Insurance (FSI)
- Manufacturing and Hi-tech (MFG & HI-TECH)
- Energy & utilities, Communications and Services (ECS)
- Retail, Consumer packaged goods and Logistics (RCL)
- Life Sciences and Healthcare (LSH)

Geographic segmentation is based on business sourced from a specific geographic region and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprises all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

The fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Years ended March 31, 2016 and *March 31, 2015*:

in ₹ crore

Particulars	FSI	MFG & HI-TECH	ECS	RCL	LSH	Total
Income from software services and products	20,624	14,559	12,031	10,421	4,806	62,441
	17,721	*12,470*	*10,562*	*8,966*	*3,600*	*53,319*
Identifiable operating expenses	9,991	7,350	5,601	5,016	2,226	30,184
	8,384	*6,322*	*5,011*	*4,083*	*1,791*	*25,591*
Allocated expenses	4,876	3,574	2,949	2,558	1,180	15,137
	4,147	*3,053*	*2,578*	*2,194*	*881*	*12,853*
Segmental operating income	5,757	3,635	3,481	2,847	1,400	17,120
	5,190	*3,095*	*2,973*	*2,689*	*928*	*14,875*
Unallocable expenses						1,266
						1,021
Other income						3,128
						3,430
Profit before tax						18,982
						17,284
Tax expense						5,301
						4,911
Share in net profit / (loss) of associate						(3)
						(1)
Profit for the year						13,678
						12,372

Geographic segments

Years ended March 31, 2016 and *March 31, 2015*:

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	39,139	14,373	1,623	7,306	62,441
	32,794	*12,829*	*1,284*	*6,412*	*53,319*
Identifiable operating expenses	19,278	6,938	711	3,257	30,184
	15,647	*6,260*	*704*	*2,980*	*25,591*
Allocated expenses	9,599	3,512	338	1,688	15,137
	8,021	*3,120*	*268*	*1,444*	*12,853*
Segmental operating income	10,262	3,923	574	2,361	17,120
	9,126	*3,449*	*312*	*1,988*	*14,875*
Unallocable expenses					1,266
					1,021
Other income, net					3,128
					3,430
Profit before tax					18,982
					17,284
Tax expense					5,301
					4,911
Share in net profit / (loss) of associate					(3)
					(1)
Profit for the year					13,678
					12,372

2.24 Gratuity plan

The following table sets out the status of the Gratuity Plan as required under AS 15, reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in ₹ crore

Particulars	As at March 31,	
	2016	2015
Obligations at year beginning	816	707
Service cost	118	95
Interest cost	61	60
Addition through business acquisition	1	–
Actuarial (gain) / loss	23	70
Benefits paid	(75)	(116)
Obligations at year end	944	816

Particulars	As at March 31,	
	2016	2015
Change in plan assets		
Plan assets at year beginning, at fair value	836	717
Expected return on plan assets	81	69
Actuarial gain / (loss)	(6)	4
Contributions	111	162
Benefits paid	(75)	(116)
Plan assets at year end, at fair value	947	836
Reconciliation of present value of the obligation and the fair value of the plan assets:		
Fair value of plan assets at the end of the year	947	836
Present value of the defined benefit obligations at the end of the year	944	816
Asset recognized in the Balance Sheet	4	27
Liability recognized in the Balance Sheet	(1)	(7)
Assumptions		
Interest rate (%)	7.80	7.80
Estimated rate of return on plan assets (%)	9.50	9.50
Weighted expected rate of salary increase (%)	8.00	8.00

in ₹ crore

Particulars	As at March 31,				
	2016	2015	2014	2013	2012
Obligations at year end	944	816	707	652	600
Plan assets at year end, at fair value	947	836	717	681	613
Funded status surplus	4	27	10	29	13
Funded status deficit	(1)	(7)	–	–	–
Experience adjustments					
(Gain) / loss					
Experience adjustment on plan liabilities	23	15	16	(50)	14
Experience adjustment on plan assets	6	(4)	3	–	–

Net gratuity cost for the years ended March 31, 2016 and March 31, 2015 comprises the following components:

in ₹ crore

Particulars	Year ended March 31,	
	2016	2015
Gratuity cost for the year		
Service cost	118	95
Interest cost	61	60
Expected return on plan assets	(81)	(69)
Actuarial (gain) / loss	29	66
Plan amendment amortization	(4)	(4)
Net gratuity cost	123	148
Actual return on plan assets	75	73

As at March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer-managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately ₹98 crore to the gratuity trust during fiscal 2017.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the Gratuity Plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2016 and March 31, 2015 amounted to ₹4 crore and ₹7 crore, respectively and disclosed under 'other long-term liabilities' and 'other current liabilities'.

2.25 Provident fund

The Group contributed ₹413 crore and ₹345 crore towards provident fund during the years ended 31, 2016 and March 31, 2015, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) states that benefits involving employer-established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of the guidance issued by the Actuarial Society of India, and based on the assumptions listed below, there is no shortfall as at March 31, 2016, 2015, 2014, 2013 and 2012.

The details of fund and plan asset position are as follows:

in ₹ crore

Particulars	As at March 31,				
	2016	2015	2014	2013	2012
Plan assets at year end, at fair value	3,808	2,912	2,817	2,399	1,816
Present value of benefit obligation at year end	3,808	2,912	2,817	2,399	1,816
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,	
	2016	2015
Government of India (GOI) bond yield (in %)	7.80	7.80
Remaining term to maturity of portfolio (in years)	7	7
Expected guaranteed interest rate:		
First year (in %)	8.75	8.75
Thereafter (in %)	8.60	8.60

2.26 Superannuation

The Company contributed ₹234 crore and ₹215 crore to the superannuation trust during the years ended March 31, 2016 and March 31, 2015, respectively.

2.27 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2016	2015
Number of shares considered as basic weighted average shares outstanding [(1)]	2,28,56,16,160	2,28,56,10,264
Add: Effect of dilutive issues of shares / stock options	95,423	30,684
Number of shares considered as weighted average shares and potential shares outstanding	2,28,57,11,583	2,28,56,40,948

[(1)] *Adjusted for bonus issues. (Refer to Note 2.1)*

2.28 Restricted deposits

Deposits with financial institutions as at March 31, 2016 include ₹1,300 crore (₹1,158 crore as at March 31, 2015) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.29 Investment in subsidiaries

2.29.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration was recognized on a proportionate basis over a period of three years from the date of acquisition. During the three months ended December 31, 2015, the liability towards deferred consideration was settled.

An amount of ₹110 crore and ₹219 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the years ended March 31, 2016 and March 31, 2015, respectively.

2.29.2 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large-scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately ₹1,398 crore.

Panaya's CloudQuality™ suite positions Infosys to bring automation to several of its service lines through an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya's proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.

The excess of the purchase consideration paid over the parent's portion of equity has been attributed to goodwill.

The assets and liabilities taken over on acquisition of Panaya are as follows:

in ₹ crore

Component	Purchase price allocated
Fixed assets	9
Net current assets	38
	47
Goodwill	1,351
Total consideration	1,398

2.29.3 Investment in Kallidus Inc. and Skava System Pvt.Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of US$91 million (approximately ₹578 crore) and a contingent consideration of up to US$20 million (approximately ₹128 crore on acquisition date), the payment of which depends on the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017.

The excess of the purchase consideration paid over the parent's portion of equity has been attributed to goodwill.

The assets and liabilities taken over on acquisition of Kallidus and Skava are as follows:

in ₹ crore

Component	Purchase price allocated
Net current assets [(1)]	35
	35
Goodwill	671
Total consideration	706

[(1)] *Includes cash and cash equivalents acquired of ₹29 crore.*

2.29.4 Investment in Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting LLC, a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of US$33 million (approximately ₹216 crore), contingent consideration up to million (approximately ₹33 crore on acquisition date) and retention bonus up to US$32 million (approximately ₹212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependant upon the achievement of certain financial targets by Noah for the years ended December 31, 2015 and December 31, 2016. During the year ended March 31, 2016, based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

The excess of purchase consideration paid over the parent's portion equity have been attributed to goodwill.

The assets and liabilities taken over on acquisition of Noah are as follows:

in ₹ crore

Component	Purchase price allocated
Net current assets [(1)]	39
	39
Goodwill	210
Total consideration	249

[(1)] *Includes cash and cash equivalents acquired of ₹ 18 crore.*

2.29.5 Investment in EdgeVerve Systems Limited

EdgeVerve was created as a wholly-owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014, or such other date as may be decided by the Board of Directors. The Company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of ₹ 421 crore with effect from July 1, 2014 which was settled through the issue of fully-paid-up equity shares.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly-owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through a postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of ₹ 3,222 crore and ₹ 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to ₹ 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to ₹ 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

2.30 Corporate social responsibility

In accordance with Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities were eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environmental sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

- Gross amount required to be spent by the Company during the year is ₹ 270 crore.
- Amount spent during the year on:

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
Construction / acquisition of any asset	–	–	–
On purposes other than the above	216	–	216

In addition to the activities mentioned above, the Company has spent ₹ 86 crore on multiple CSR initiatives including Chennai flood relief, environmental sustainability and conservation of natural resources aimed at the long-term sustainability of the ecosystem.

2.31 Dues to micro enterprises and small enterprises

As at March 31, 2016, there are no outstanding dues to micro and small enterprises (less than ₹ 1 crore as at March 31, 2015). There are no interests due or outstanding on the same.

2.32 Indian accounting standards

The Ministry of Corporate Affairs (MCA), through its notification in the Official Gazette dated February 16, 2015, notified the Indian Accounting Standards (Ind AS) applicable to certain classes of companies. Ind AS would replace the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. For Infosys and its subsidiaries, Ind AS would be applicable for the accounting periods beginning April 1, 2016, with a transition date of April 1, 2015.

The Company has evaluated the effect of transition from Indian GAAP to Ind AS and the following are the areas which would have an impact on account of the transition on the Group:

- Business combinations including recording of intangibles and deferred taxes
- Fair valuation of certain financial instruments
- Employee costs pertaining to defined benefit obligations
- Discounting of certain long-term liabilities
- Share-based payments

Further, there would be a change in the presentation of financial statements including additional disclosures.

2.33 Function-wise classification of the Statement of Profit and Loss

in ₹ crore

Statement of Profit and Loss for the	Year ended March 31,	
	2016	2015
Income from software services and products	62,441	53,319
Software development expenses	37,609	31,834
GROSS PROFIT	24,832	21,485
Selling and marketing expenses	3,431	2,946
General and administration expenses	4,281	3,668
	7,712	6,614
OPERATING PROFIT BEFORE DEPRECIATION	17,120	14,871
Depreciation and amortization	1,266	1,017
OPERATING PROFIT	15,854	13,854
Other income	3,128	3,430
PROFIT BEFORE TAX	18,982	17,284
Tax expense		
Current tax	5,315	4,835
Deferred tax	(14)	76
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE	13,681	12,373
Share in net profit / (loss) of associate	(3)	(1)
PROFIT FOR THE YEAR	13,678	12,372
Profit attributable to		
Owners of the Company	13,678	12,372
Minority interests	–	–
	13,678	12,372

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm's registration number :101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Supreet Sachdev
Partner
Membership number : 205385
Bangalore
April 15, 2016

R. Seshasayee
Chairman

Roopa Kudva
Director

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

M. D. Ranganath
Chief Financial Officer and Executive Vice President

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

A. G. S. Manikantha
Company Secretary

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. In 1983, the corporate headquarters was relocated to Bangalore. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$34 per ADS under the ADS Program, and the same were listed on the NASDAQ National Market. All the above data is unadjusted for stock split and bonus shares. During July 2003, June 2005 and November 2006, we successfully completed secondary sponsored ADR issues of US$294 million, US$1.1 billion and US$1.6 billion, respectively.

During fiscal 2012, we changed our name from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner for our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed the same in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris markets. The delisting and listing was made to leverage the Euronext partnership, since both the U.S. and Europe are home to many of our investors, clients and employees.

The Company's financial year begins on April 1 and ends on March 31, every year. The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal year	1986	1989	1991	1992	1994	1997	1999	2005	2007	2015	(1) 2016
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1	1:1	1:1

Notes : In addition to issuing the above bonus shares, the Company split the stock in the ratio of 2 to 1 in fiscal 2000.

(1) The Company had allotted bonus shares in the ratio of 1:1 pursuant to a bonus issue approved by shareholders in June 2015.

Dividend policy

Our earlier policy was to pay dividend of up to 40% of the consolidated post tax profits. At the Board meeting held on April 24, 2015, the Board decided to increase the dividend payout ratio to up to 50% of consolidated post tax profits effective fiscal 2015.

Unclaimed dividend

Section 205A of the Companies Act, 1956 (Section 124 of the Companies Act, 2013) mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to the IEPF :

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) (1)
2009	Final	13.50	Jun 20, 09	Jul 25, 16	16,12,793
2010	Interim	10.00	Oct 09, 09	Nov 14, 16	13,46,070
	Final	15.00	Jun 12, 10	Jul 17, 17	17,76,615
2011	Interim (2)	40.00	Oct 15, 10	Nov 20, 17	28,87,200
	Final	20.00	Jun 11, 11	Jul 16, 18	21,39,240
2012	Interim	15.00	Oct 12, 11	Nov 17, 18	17,86,860
	Final (3)	32.00	Jun 09, 12	Jul 14, 19	27,30,720
2013	Interim	15.00	Oct 12, 12	Nov 17, 19	19,27,200
	Final	27.00	Jun 15, 13	Jul 20, 20	29,17,566
2014	Interim	20.00	Oct 18, 13	Nov 23, 20	32,86,720
	Final	43.00	Jun 14, 14	Jul 19, 21	26,46,994
2015	Interim	30.00	Oct 10, 14	Nov 14, 21	24,45,600
	Final	29.50	Jun 22, 15	Jul 23, 22	31,81,634
2016	Interim	10.00	Oct 12, 15	Nov 17, 22	1,73,73,370

(1) Amount unclaimed as on March 31, 2016.

(2) Includes 30th year special dividend of ₹30 per share.

(3) Includes special dividend of ₹10 per share on the successful completion of 10 years of Infosys BPO operations.

The Company sends periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to the IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal year	Amount (₹)
2016	40,98,537
2015	13,06,229
2014	11,06,794

Investor services

Tentative calendar

Quarter ending	Earnings release	Trading window closure
Jun 30, 2016	Jul 15, 2016	Jun 16, 2016 to Jul 17, 2016
Sep 30, 2016	Oct 14, 2016	Sep 16, 2016 to Oct 16, 2016
Dec 31, 2016	Jan 13, 2017	Dec 16, 2016 to Jan 15, 2017
Mar 31, 2017	Apr 13, 2017	Mar 16, 2017 to Apr 15, 2017

Annual General Meeting

Date and time	June 18, 2016, Saturday, 3:00 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure date	June 11, 2016
Dividend payment date	June 20, 2016

Investor awareness

We are committed to maintaining the highest standards of corporate governance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, *www.infosys.com*. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, and answer any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in the electronic form. Through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2016, 99.79% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as on March 31, 2016 are as follows:

Category	Number of		% to total
	shareholders	shares	equity
Demat mode			
NSDL	4,36,166	2,26,35,03,390	98.54
CDSL	1,50,144	2,86,10,623	1.25
Total	5,86,310	2,29,21,14,013	99.79
Physical mode	431	48,30,651	0.21
Grand total	5,86,741	2,29,69,44,664	100

To enable us to serve our investors better, we request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts with the respective depository participants.

Secretarial audit

Pursuant to Section 204 of the Companies Act, 2013 and Rules thereunder, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 2013, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI), as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid-up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company voluntarily adheres to the various Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2016	2015	2016	2015
Dividend / Annual Report related	594	492	594	492

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated email address for investor services

In terms of Regulation 62(C) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the designated email address for investor complaints is *investors@infosys.com.*

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as on March 31, 2016 are as follows:

Name of the shareholder	No of shares	%
Life Insurance Corporation of India (1)	13,22,74,300	5.76
Government of Singapore (2)	5,51,04,357	2.40
Abu Dhabi Investment Authority (2)	5,46,82,320	2.38
Oppenheimer Developing Markets Fund (4)	4,64,11,362	2.02
HDFC Trustee Company Ltd – HDFC Retirement Savings Fund (3)	3,29,07,798	1.43
ICICI Prudential Life Insurance Company Ltd (1)	2,97,85,427	1.30
Vanguard Emerging Markets Stock Index Fund, Aserie (2)	2,90,66,065	1.27

(1) *Insurance company*
(2) *Foreign institutional investor*
(3) *Indian mutual fund*
(4) *Foreign portfolio investor*

Distribution of shareholding as on March 31, 2016

Category (shares)	No. of cases	% to cases	No. of shares	% to equity
1	8,124	1.38	8,124	0.00
2-10	1,14,399	19.50	7,67,106	0.03
11-50	2,38,855	40.71	69,68,875	0.30
51-100	89,384	15.23	70,86,339	0.31
101-200	59,113	10.08	92,63,149	0.40
201-500	40,300	6.87	1,34,54,907	0.59
501-1,000	14,786	2.52	1,08,80,029	0.48
1,001-5,000	14,037	2.39	3,17,17,985	1.38
5,001-10,000	2,594	0.44	1,88,06,607	0.82
10,001 and above	5,149	0.88	2,19,79,91,543	95.69
Total	5,86,741	100.00	2,29,69,44,664	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 15,000, as against 70 for the previous year.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY UN

The listing fees for fiscal 2016 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS : US4567881085

Shareholding pattern

Shareholding pattern of the Company in detail is presented in MGT-9 enclosed to the Board's report as *Annexure 6*.

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the BSE 30 Sensitive Index (Sensex), the BSE Dollex, the S&P CNX NIFTY Index, Dow Jones Global Titans 50 and NYSE. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

Stock market data – Exchanges in India

2015-16	BSE			NSE			Volume
Months	High (₹)	Low (₹)	Volume (No.)	High (₹)	Low (₹)	Volume (No.)	(BSE & NSE) (No.)
April	1,122.00	966.30	87,26,194	1,122.50	966.15	11,05,82,190	11,93,08,384
May	1,030.50	955.00	86,09,212	1,030.95	954.00	8,20,35,184	9,06,44,396
June	1,031.50	968.50	51,67,426	1,032.00	968.00	6,98,87,272	7,50,54,698
July	1,127.75	932.55	51,87,880	1,149.00	932.65	8,85,45,667	9,37,33,547
August	1,186.00	1,045.00	40,63,176	1,186.20	1,044.50	8,79,08,192	9,19,71,368
September	1,165.35	1,052.35	29,54,461	1,168.95	1,052.30	8,26,06,053	8,55,60,514
October	1,219.00	1,087.10	46,61,304	1,219.80	1,085.20	8,94,34,980	9,40,96,284
November	1,155.60	1,012.25	28,40,405	1,157.60	1,011.25	5,62,77,522	5,91,17,927
December	1,110.00	1,023.50	31,07,839	1,110.00	1,022.55	5,83,22,483	6,14,30,322
January	1,169.70	1,031.85	46,56,171	1,170.00	1,030.85	7,82,68,786	8,29,24,957
February	1,193.60	1,067.00	45,50,793	1,194.95	1,067.00	5,38,47,523	5,83,98,316
March	1,234.65	1,089.00	38,44,043	1,237.00	1,094.80	7,88,00,532	8,26,44,575
Total			5,83,68,904			93,65,16,384	99,48,85,288
Volume traded / Average outstanding shares (%)	FY 2015-16		3			49	52
	FY 2014-15		5			62	67
	FY 2013-14		5			61	66

Notes: Adjusted for bonus issue.

The number of shares outstanding is 1,91,16,26,727 as of March 31, 2016. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2015-16	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Months					
April	18.22	15.44	1,155.69	979.36	16,50,37,564
May	16.10	15.26	1,027.50	973.89	9,78,63,386
June	16.36	15.30	1,041.31	973.85	9,74,95,490
July	17.90	15.32	1,148.11	982.62	9,40,30,657
August	18.23	15.90	1,212.11	1,057.19	8,82,77,233
September	19.16	16.75	1,256.70	1,098.63	8,96,57,860
October	19.46	17.24	1,270.15	1,125.25	11,01,86,101
November	18.61	15.72	1,240.91	1,048.21	7,66,10,364
December	17.06	15.87	1,128.69	1,049.96	6,72,57,134
January	18.07	15.76	1,224.97	1,068.37	10,29,96,871
February	17.90	15.91	1,224.90	1,088.72	11,97,22,502
March	19.32	17.12	1,280.14	1,134.37	8,12,34,527
Total					1,19,03,69,689

Notes: Adjusted for bonus issue.

1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as on March 31, 2016 was 38,53,17,937. The percentage of volume traded for the year at NYSE, to the total float was 309%.

ADS premium compared to price quoted on BSE


(₹)
1,500
1,250
1,000
750
500
250
0
(%)
10.00
8.00
6.00
4.00
2.00
0
(2.00)

	Apr 15	May 15	Jun 15	Jul 15	Aug 15	Sep 15	Oct 15	Nov 15	Dec 15	Jan 16	Feb 16	Mar 16
ADR (₹)	1,156	1,028	1,041	1,148	1,212	1,257	1,270	1,241	1,129	1,225	1,225	1,280
Equity (₹)	1,122	1,031	1,032	1,128	1,186	1,165	1,219	1,156	1,110	1,170	1,194	1,235
Premium (%)	3.00	(0.29)	0.87	1.77	2.19	7.90	4.18	7.35	1.71	4.70	2.60	3.64

Outstanding ADSs

Our ADSs, as evidenced by American Depositary Receipts (ADRs), are traded in the U.S. on the NYSE at New York, Euronext London and Euronext Paris under the ticker symbol 'INFY'. The currency of trade of ADS in the U.S. is USD and at London and Paris is Euro (EUR). Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. As on March 31, 2016, there were 30,199 record holders of ADRs evidencing 385,317,937 ADSs (1 ADS = 1 equity share).

Infosys share price versus the BSE Sensex


120
100
80
60
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15
Jan 16
Feb 16
Mar 16
Infosys
Sensex

Notes: Adjusted for bonus issues and stock split
Base 100 = April 1, 2015

Share price chart

We caution that the historical stock price performance shown in the following graph should not be considered indicative of potential future stock price performance.


7,00,000
6,00,000
5,00,000
4,00,000
3,00,000
2,00,000
1,00,000
0
Relative to index
Feb 1993
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Mar 2016
Infosys
BSE index

Notes : Adjusted for bonus issues and stock split
Base 100 = February 1993

Investor contacts

For queries relating to financial statements

M. D. Ranganath
Chief Financial Officer
Tel: 91 80 2852 1692
Fax : 91 80 2852 0754
Email : ranganath_m@infosys.com

Investor correspondence

Sandeep Mahindroo
AVP - Financial Controller and Head - Investor Relations
Tel: 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A. G. S. Manikantha
Company Secretary
Tel: 91 80 4116 7775 Fax : 91 80 2852 0754
Email : manikantha_ags@infosys.com

For queries relating to business responsibility report

Aruna C. Newton
Associate Vice President
Tel: 91 80 2852 0261
Email : arunacnewton@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Plot 31-32, Gachibowli, Financial District
Nanakramguda, Hyderabad – 500 032

Contact person

Shobha Anand
Assistant General Manager
Tel: 91 40 67161559
Email : shobha.anand@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas

Deutsche Bank, 60 Wall Street, 16th Floor
Global Transaction Banking
Global Equity Services – Depositary Receipts
New York 10005, NY, U.S.
Tel: 1 212 250 2500 Fax: 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai

Global Transaction Banking / Global Equity Services –
Depositary Receipts, The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: 91 22 7180 4444 Fax: 91 22 7180 4122

Custodian in India (ADS)

ICICI Bank Limited

Securities Market Services
1st Floor, Empire Complex,
414, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel: 91 22 66672756 / 2019/ 2742
Fax: 91 22 6667 2740

Sponsor Bank for ADS in Europe

BNP Paribas Securities Services

CTS Services Aux Emetteurs
Les Grands Moulins De Pantin
9 Rue du Débarcadère
93761 Pantin Cedex, France
Tel: 33 1 42 98 10 00 / 33 1 55 77 40 57

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India

Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel: 91 22 2644 9000, 91 22 4045 9000
Fax: 91 22 2644 9019-22, 91 22 4045 9019-22

National Stock Exchange of India Ltd.

Exchange Plaza, Plot No. C/1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel: 91 22 2659 8100 Fax: 91 22 2659 8120

BSE Ltd.

Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel: 91 22 2272 1233 Fax: 91 22 2272 1919

Outside India

New York

NYSE Euronext, New York
11 Wall Street, New York, NY 10005, U.S.
Tel: 1 212 656 3000 Fax: 1 212 656 5549

London

Euronext, London
Juxon House, 100 St. Paul's Churchyard
London EC4M 8BU
Tel: 44 20 7280 6850 / 44 20 7076 0900

Paris

Euronext, Paris
14, place des Reflets
92054 Paris La Défense Cedex
Tel +33 (0)1 70 48 24 00

Depository for equity shares in India

National Securities Depository Limited

Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel: 91 22 2499 4200 Fax: 91 22 2497 6351

Central Depository Services (India) Limited

Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001, India
Tel: 91 22 2272 3333 Fax: 91 22 2272 3199

BUSINESS RESPONSIBILITY REPORT

In everything we do, we try to 'be more' for all our stakeholders. While ensuring maximum profitability and benefit for our shareholders, clients and employees, and working towards the well-being of the larger community around us, we also aim to 'do more with less' when it comes to using finite natural resources. By going beyond the demand of mandates and regulations, by focusing on innovation and continuous learning to be relevant at all times to all stakeholders, we aim to make responsible business one of the most important dimensions of 'being Infosys'. Our Business Responsibility Report (BRR), which we have been publishing as part of our Annual Report since 2012, is one of the channels we use to articulate our commitment and provide details of our activities during the financial year.

The BRR follows the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. We also publish a comprehensive Sustainability Report annually, independently assured by DNV GL, in accordance with the Global Reporting Initiative's G4 framework. The sustainability report is available at *https://www.infosys.com/sustainability.*



LEED Platinum certified building, Mahindra City campus, Chennai

RESPONSIBLE BUSINESS

The vision of Infosys ('the Company') to be a globally-respected corporation continues to be the cornerstone of our governance. This principle also guides our continuous efforts to earn the respect of all our stakeholders. It is, therefore, our responsibility to respect and adhere to ethical practices in all aspects of our business. The Infosys Code of Conduct and Ethics Policy helps maintain the standards of business conduct across the Group and applies to employees, suppliers, vendors, agents, contractors, representatives, consultants or any other third-party agent working on behalf of the Company.

Our values articulate the behavior expected from all employees, contractors and suppliers and are the foundation for all processes and practices.

- Client value: To surpass client expectations consistently
- Leadership by example: To set high standards in our business and transactions, and be an exemplar for the industry
- Integrity and transparency: To be ethical, sincere and open in all our transactions
- Fairness: To be objective and transaction-oriented, and thereby earn trust and respect
- Excellence: To strive relentlessly and constantly improve ourselves, our teams, services and products, and become the best

Ethical conduct: Structures and practices

In line with our core value of 'integrity and transparency', we ensure we satisfy the spirit and the letter of the law. The key dimensions of our corporate governance framework are as follows:

Board governance

The Infosys Board of Directors ('the Board') has developed a robust corporate governance framework to ensure we conduct our business responsibly. The nomination and remuneration committee of the Board is responsible for appointments to the Board. For this, the committee follows a set of criteria based on the belief that an active, diverse, well-informed and independent Board will ensure the highest standards of corporate governance. In line with our principles of corporate governance, the Board oversees how the Management serves and protects the long-term interests of our stakeholders. As on March 31, 2016, the majority of our Board members — seven out of nine — are independent members. We follow the practice of nominating an independent director as the chairperson of our committees, namely, the audit, corporate social responsibility, nomination and remuneration, risk and strategy, stakeholders relationship and finance and investment committees.

For more details, refer to the *Corporate governance section of the Annual Report.*

Corporate policies

Our corporate governance practices apply across the Infosys Group and extend to our suppliers and partners too. Our code of conduct and ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery and anti-corruption, the ethical handling of conflicts of interest, and the fair, accurate and timely disclosure of reports and documents that are filed with the required regulatory bodies. Every employee attends a session on Company values during his or her induction, and agrees to follow our code of conduct and ethics. Additional policies, such as the Whistleblower Policy and Gift Policy, and the presence of a strong grievance redressal body help us maintain an uncompromising stand on value transgressions.

Enterprise risk management (ERM)

Our ERM framework encompasses practices relating to the identification, assessment, monitoring and mitigation of strategic, operational, and external environment risks to achieve our key business objectives. This is done through periodic review meetings of the risk management committee and the risk council.

For more details, refer to the *Risk management section of the Annual Report.*

Focus on sustainability

Our sustainability strategy includes economic, environmental and social imperatives, while paying attention to the needs and expectations of our internal and external stakeholders. Our leaders have been championing sustainability initiatives through global forums and bodies. Regular discussions and reviews with the Board and its committees, senior management and other stakeholders help us work consistently towards fulfilling the expectations of our direct and indirect stakeholders.

A sustainability council, headed by our Chief Operating Officer (COO), U. B. Pravin Rao, reviews progress on sustainability actions at regular intervals.

Corporate social responsibility (CSR)

Two trusts, the Infosys Foundation and the Infosys Foundation USA, have been created to take our CSR efforts forward. Our CSR committee comprises R. Seshasayee, (Chairperson), Kiran Mazumdar-Shaw and Dr. Vishal Sikka. A comprehensive CSR Policy articulates our focus on economic development that positively impacts our society with minimal resource footprint.

For more information on our CSR Policy, visit *www.infosys.com*.

Stakeholder engagement and grievance redressal

Based on discussions and deliberations with the Board, the Management and various committees, we have arrived at the following list of stakeholders who are important to us :

- Clients
- Employees
- Investors
- Vendors / Alliance partners
- Governments / Regulatory bodies
- Local communities

We have various mechanisms to receive and address complaints from stakeholders related to compliance, corruption or bribery. As of March 31, 2016, no stakeholder has filed any case against the Company, nor are any cases pending regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior.

SUSTAINABLE SERVICES AND SOLUTIONS

Infosys is a leader provider in consulting, technology, outsourcing and next-generation services. When it comes to sustainability, we strive to make :

- Our business sustainable
- Our client's business sustainable
- Our ecosystem sustainable

Our expertise spans industries, from helping build lighter and stronger passenger jets and fuel-efficient cars, to enabling banks to provide financial inclusion to the most remote corners of the globe. In delivering powerful innovations, Infosys changes the way the world works and lives.

Resource efficiency in our IT infrastructure

Hosted in multiple datacenters, our infrastructure and platforms comprise over 2,000 physical and virtual servers, over four petabytes of storage, file share with over 125 million files, state-of-the-art platforms and solutions, including blade servers with interconnect hardware modules, NAS, content archival platform, tape libraries, load balancers, fabric switches, network switches, virtualization platforms, operating systems, database servers, package solutions, middle-tier presentation layers, and data protection layers. It also includes our corporate data, comprising project data, and information pertaining to our employees and other stakeholders.

Over the years, we have transformed our landscape to adopt green IT by leveraging cutting-edge technologies like virtualization and power-efficient hardware components by optimally utilizing our investments. Continuing the journey, our initiatives in fiscal 2016 resulted in power and cooling savings of over 100 KW.

Our next-generation storage cluster solution was designed and deployed using an active cluster which enables faster cluster provisioning by reducing administration effort by more than 50%. We also introduced the latest high-capacity flash accelerator, with each disk having 6.4 terabytes of storage capacity and built-in compression capability of up to eight times. This solution has been instrumental in institutionalizing an economically as well as ecologically sustainable model which has reduced our Total Cost of Ownership (TCO) and carbon footprint. This implementation has helped us reduce datacenter space by more than 80% and power and cooling requirements by more than 75%.

Server virtualization – 85% of our computer infrastructure is virtualized with 100% virtualization of the non-production environment. With this, we have reduced our physical server footprint by 15% in fiscal 2016. The Automated Power Management initiative has resulted in power savings of around 25% per virtual machine.

Fuelling the nation's economic advancement

We continue to work on large transformational projects that significantly impact the socio-economic progress of the country.

- The Income Tax Returns Central Processing Centre, established by Infosys, helps Indian taxpayers file their returns and the government to save millions through improved efficiency. Today, the centre processes about 40 million returns every year, with a radically reduced processing time of 60 days compared to 360 days earlier.
- Infosys' core banking and insurance solutions have enabled the Department of Post in India to provide easy and effective banking and insurance services to rural and semi-rural regions of India. 21,961 post offices provide banking solutions. Over 557 million accounts have been migrated to the system till date. Around 858 ATMs have also been enabled to service India Post customers. 25,448 post offices have been enabled to provide insurance policies, and 29 million policies have been migrated to the new system till date.
- Our multi-pronged solution covering metering, billing, collections and customer servicing, has helped reduce the Aggregate Technical and Commercial (AT&C) losses in electricity transmission in Karnataka, India.
- The eBiz portal developed by Infosys is one of the 31 Mission Mode Projects (MMPs) under the National eGovernance Plan (NeGP). An initiative by the Department of Industrial Policy and Promotion, eBiz is a one-of-its-kind portal conceived to bring about a radical shift in the government's service delivery approach in order to improve 'Ease of Doing Business' in India. Another milestone was reached this year with the launch of composite application form (CAF) covering 14 state services for Odisha, India. Currently, the portal hosts over 50 services, including 21 central services and 30 state services (14 each for Andhra Pradesh and Odisha, and two for Delhi).
- Infosys is the System Integrator for MCA21 project, another MMP of the Ministry of Corporate Affairs (MCA) under NeGP. The MCA portal maintained by Infosys provides stakeholders with easy, secure and speedy access of all MCA services with transparency and efficiency.
- In January 2016, MCA in partnership with Infosys, launched the Central Registration Centre (CRC), a Government Process Re-engineering (GPR) initiative set up with the objective of providing speedy incorporation services for businesses and start-ups in line with the best global practices. Restructured solutions / processes and enhanced automation have helped 100% of applications to be processed within a day, compared to seven to 10 days before the initiative was launched.

Including the visually-challenged

Of the 285 million visually-challenged people in the world, nearly 90% is from the developing world. For the visually-challenged, Braille helps drive literacy, which in turn ensures intellectual freedom, personal security, employment, and financial independence. At Infosys, we studied the existing tools that are widely used in schools to generate Braille. After extensive research and feedback from users, we concluded that conventional tools often lead to physical strain and discomfort, is time consuming, not portable, thus hampering the overall learning experience of the individual.

Infosys conceptualized, designed and developed a new product called *Drushti* (meaning 'sight'). *Drushti* is a high-performance, reliable, low-cost, low-maintenance electronic notes maker specially designed to address the problems of traditional Braille devices. *Drushti* can be used for reading, writing and storing data. It enables users to navigate, manage, edit and print data using an audio feedback mechanism. *Drushti* can interface with external devices like computers, keyboards, printers, speakers, headphones and flash drives and has the potential to revolutionize the inclusion and integration of the visually-challenged into society.

Supply chain : Sustainable practices

To strengthen responsible business practices in our supply chain, a four-stage integrated framework called Visioning, Inculcating, Valuing, and Assessing (VIVA), was conceptualized in 2013 and is in the early stages of deployment. A comprehensive engagement model, called 3I – Involve, Influence and Inform allows us to meaningfully engage with our suppliers on material aspects. The proportion of spending for domestic suppliers at significant locations was about 79% in fiscal 2016.

For more information on responsible supply chain, visit our website *www.infosys.com*.

Although recycling of products is not directly applicable to us, Infosys has a robust Environment Policy focusing on energy, emissions, water and waste.

For more details, refer to the *Environment section of this report*.

ENHANCING EMPLOYEE VALUE

Infosys is committed to providing a work environment that is free from discrimination and harassment for all our employees. The Company is an equal opportunity employer and makes employment decisions based on merit and business needs. The Company policy prohibits harassment of any kind, including harassment based on pregnancy, childbirth or related medical conditions, race, religious creed, color, sex, gender identity, national origin or ancestry, physical or mental disability, medical condition, marital status, age, sexual orientation, or any other basis protected by law.

Diversity and inclusion

A Global Diversity Council represented by senior employees from across the world working in delivery, human resources, sales and business functions supports and cascades the programs of the diversity office. The council determines the focus areas specific to the geography, sets goals and works to improve diversity along with periodic performance reviews. It also ensures the consistent implementation of policies and programs to equip women employees to reach leadership positions.

Our global employee count stands at 1,94,044 as on March 31, 2016, and covers over 129 nationalities. The percentage of women employees is 35.6%. Being an equal opportunity employer, we do not mandate the disclosure of disability at the time of recruitment. The number of employees who have voluntarily disclosed their disability status and the nature of disability stands at 161.

Our employee distribution across region and gender over the last three years is as follows :

Region	As on March 31, 2016			As on March 31, 2015			As on March 31, 2014		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
India	1,11,468	61,173	1,72,641	1,03,541	55,106	1,58,647	95,267	48,854	1,44,121
APAC	4,228	3,143	7,371	3,374	2,765	6,139	2,879	2,633	5,512
Americas	5,900	2,412	8,312	4,431	1,737	6,168	4,177	1,594	5,771
EMEA	3,332	2,388	5,720	3,017	2,216	5,233	2,910	2,091	5,001
Total	1,24,928	69,116	1,94,044	1,14,363	61,824	1,76,187	1,05,233	55,172	1,60,405

Note : Permanent and fixed-term employees as per the base location

Our HR-personnel-to-employee ratio is guided by global standards and benchmarks. Most of our employees work as full-time, permanent employees. We have a *de minimis* number of employees working on a part-time / fixed-term contract. All employee benefits are provided based on the requirements mandated by the laws in the countries where we operate and the locations where we recruit.

Creating a fair and equitable environment

Our anti-discrimination and anti-harassment policies apply to everyone involved in the operations of the Company, as well as vendors and clients.

The forums to deal with issues and concerns raised by our employees are as follows :

- Hearing Employees and Resolving (HEAR)
- Anti-Sexual Harassment Initiative (ASHI)
- Whistleblower Policy

The details of concerns and grievances raised by employees in fiscal 2016 are as follows :

Employee grievances	No. of grievances
Workplace harassment [1]	85
Workplace concerns [2]	408
Other issues [3]	–
Disciplinary issues – major [4]	354
Disciplinary issues – minor [5]	814
Total	1,661
Closure statistics	
Internal arbitration	381
Disciplinary action	1,280
Total	1,661

Scope : Infosys Group

[1] *Refers to all kinds of sexual harassment issues heard and resolved at the workplace.*
[2] *Refers to grievances employees raise at the workplace.*
[3] *Refers to queries, clarifications and concerns that do not get channelized as per the Company grievance mechanism.*
[4] *Major cases involve reputation risk to the Company / employees, fraud or other ethical misconduct. This year, we are reporting the disciplinary action taken against individuals on account of incorrect data provided at the time of joining.*
[5] *Minor cases refer to misdemeanors or mistakes that can be corrected.*

The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the Ministry of Women and Child Development notification dated December 9, 2013 are as follows:

Complaints received	Fiscal 2016
Number of cases filed	62
Disposal by conciliation	1
Disposal by disciplinary action(s)	61

Employee resource groups and associations

Employee resource groups representing diverse backgrounds, affinities and skills facilitate community participation, networking, cultural enrichment and support, based on gender, affinity, ability and sexual orientation. These groups design programs and initiatives such as, peer-to-peer chat groups, leadership talks, conferences and special events, to ensure assimilation and engagement of the diverse groups and communities within the larger workforce.

We recognize the right to freedom of association through collective bargaining agreements in accordance with the laws of the land. A *de minimis* percentage of our employees are covered by Collective Bargaining Agreements (CBA).

The number of employees covered under CBA worldwide, as on March 31, 2016, is as follows:

Operating location	Total no. of employees	No. of employees covered under CBA
Spain	18	18
Italy	5	5
France	252	252
Finland	14	14
Brazil	769	769
Japan	183	183
Sweden (1)	109	109
Netherlands (1)	842	275
Poland	2,404	2,404

(1) *Only employees hired at these locations are covered.*

We continue to use our annual employee satisfaction survey — LITMUS — to capture feedback from our employees. The survey results are analyzed and action items identified for better employee engagement.

Enabling a flexible work culture

We believe that providing a flexible work culture helps us retain talent and keeps our employees motivated and engaged.

Some of the flexible work options that are provided to our employees are:

- Nine days of work-from-home option every month for family care
- Paid maternity leave
- Sabbatical for personal reasons (1)
- Paternity leave
- Adoption leave
- Part-time, flexi-hours and selective telecommuting
- Sabbatical for community service
- Sabbatical for higher education
- Work options from satellite offices

Scope: Infosys Limited, India.

(1) *Personal reasons could include leave taken by new parents, sickness, adoption and travel with spouse to onsite locations.*

Health and safety

Ozone, our Health, Safety and Environmental Management System (HSEMS), is designed to comply with all applicable legal requirements and exceed these expectations wherever we operate. It helps provide a secure working environment for our employees, assets and operations against all HSE risks. The initiative also keeps employees, contractors and others well informed, trained and committed to our HSE process. Most of our campuses in India are OHSAS 18001:2007 certified.

The significant dimensions of Ozone are as follows:

Risk management: This includes the identification of hazards, including new or modified activities, products and services, the implementation of measures to minimize or control impacts, and monitoring them in a structured way. Our workstations and furniture are designed to mitigate ergonomic risks prevalent in our sector. Physiotherapists are available at most campuses in India and conduct regular sessions on ergonomics and work-related injuries.

Safety committees: The Occupational Health and Safety (OH&S) committee in each of our campuses comprises employee representatives and members of the Management and cross-functional teams. The committee brings employees and the Management together in a non-adversarial, cooperative effort to promote OH&S at the workplace. Our employees are actively involved in suggesting and implementing changes to the HSE Policy.

Training: The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training – including awareness sessions, mock drills, classroom sessions and periodic demonstrations – is provided to all employees and contractual staff. HSEMS training is also a part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness.

Audits and assessments: Periodic reviews and audits of the HSEMS are conducted for evaluating the HSE performance as well as suitability and effectiveness of processes and programs in achieving objectives and targets in line with the HSE Policy and standards.

Incident reporting and investigation: Incidents can be reported by employees through an internal application and an email reporting mechanism. Incidents reported are investigated, analyzed and corrective actions and preventive measures are taken to reduce future injury and losses. The investigations focus on root causes and system failures. The OH&S committee conducts the investigations.

Health, assessment and lifestyle enrichment (HALE)

HALE focuses on an employee's health, safety, emotional wellness, quality of life and work environment. Striving to improve organizational productivity through healthy employees, the HALE team has held several health interventions, leisure interventions and innumerable awareness and information campaigns. HALE aims to build a workforce that is healthy, productive and able to balance work and life.

Promoting employee morale, skill upgradation and career development

All our employees are covered under competency development programs that are relevant to their role in the organization. Our Competency Development Program 3.1 (CDP 3.1) brings relevance and flexibility to competency development for a role along multiple competency dimensions. Our continuous education programs span technology, domain, business, process and behavior. We also have specialized programs for senior leadership.

We provide training to all employees without differentiating on grounds of gender or physical ability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs to ensure talent enablement. ETA has over 2,000 learning offerings and interventions including training on technical, managerial and process skills, industry domain knowledge and leadership skills for employees and our strategic clients. New offerings such as, Design Thinking (dT) workshops have been added to meet the strategic needs of the Company. ETA focuses on talent development, and facilitates the foundation, continuous education and outreach programs, along with dT sessions.

The average training effort across all employee categories over the last three years is as follows:

Role-wise distribution	Fiscal 2016			Fiscal 2015			Fiscal 2014		
	Employee count	Training days	Average training days	Employee count	Training days	Average training days	Employee count	Training days	Average training days
Associate	92,119	18,89,390	20.51	84,219	31,21,664	37.06	80,593	20,14,424	25
Middle	73,687	1,89,434	2.57	67,451	1,98,140	2.94	57,709	2,54,015	4.4
Senior	24,153	42,227	1.75	24,015	39,374	1.64	21,635	59,295	2.74
Title holders	572	666	1.16	502	921	1.83	468	229	0.49
Others [1]	3,513	601	0.17						
Total	1,94,044			1,76,187			1,60,405		

Scope: The senior leadership has specialized enabling programs, such as, coaching, mentoring and one-on-one development, which are not included in the above table.

[1] *Employee role mapping is in progress for entities acquired in fiscal 2016.*

This year, we revamped our performance management system by moving from a 'forced ranking' model to an 'open ranking' model. Under this system, we provided more flexibility to managers to appraise employees based on clearly-defined tasks with a pronounced focus on rewards for performance. We also launched 'Compass', a digital platform to mobilize opportunities on careers, learning and networks. It is a self-service portal which allows employees to create a personalized and humanized profile, access opportunities and leverage organizational resources to find the right expertise, self-directed learning opportunities and projects. Through Compass, we aim to empower employees to design their own journey within the organization by enabling them with the right information, support structure and access.

Awards for Excellence

The Awards for Excellence program at Infosys recognizes teams and individuals who embody Excellence, one of the foundational values of our Company. Winners of this prestigious, annual rewards and recognition program are those who have delighted clients and also inspired peers and colleagues to push the envelope. The top award winners for the year 2015-16 are as follows:

Gold winners

Innovation Culture

Zero Distance

Vasudev Kamath
Srinivas Kamadi
Shruthi Bopaiah
Ramakrishnan M.
Nilofer Rohini Dsouza
Nanjappa B. S.
Manjunatha Gurulingaiah Kukkuru
Gopikrishnan Konnanath
Archana Achal
Anand J. Raghavan

Sales and Marketing – Brand Management

Infosys and ATP – A Winning Partnership

Sudipto Shankar Dasgupta
Nicola Brocksiepe
Navin Chempakvilas Rammohan
Mohamed Anis
Gayatri Hazarika
Fauzzia Culkin
Dhruv Kanal
Claire Hockin
Cheuk Yu Poon
Balaji Rasappa

Internal Customer Delight

SWAT Initiative

Vasudeva M. Nayak
Sharmistha Adhya
Shaji Mathew
Preeti Paul
Jayesh Dhanvantkumar Sanghrajka
Harish Sathyan
Arun Kumar H. R.
Archana Achal
Anoop Kumar
Amit Gupta

Large Business Operation Program

Business Operations Transformation

Rengarajan J.
Ravi Kiran Modugula
Rajshekhar Anant Bhide
Rajendra Dhanvanthari
Raghavendra Krishnarao Kulkarni
Pramod Shenoy
Lakshmanan R. M.
Dilip Kumar Nayak

People Development

Collaborate, Innovate and Synergize

Sughosh Pramod Tembre
Sushmitha Kale
Sneha Sinha
Sanat Sridhar
Rajesh Kannan
Pooja Kushalappa
Gautam Bhattacharjee
Deepa Prabhakaran
Amol Arun Inamdar

Innovation – IP, Products and Platforms

Infosys Automation Platform

Vignesh Lappathy Nattamai Ramesh
Sunil Kumar Vuppala
Suchi Paharia
Sidharth Subhash Ghag
Shyam Kumar Doddavula
Rajib Deb
Prateek Panigrahi
Lakshmi Narasimhan Narayanan
Baburajan Venkataraman
Amit Gaonkar

Complex / Business Transformation Program Management

Rainbow Divestment Testing New Bank

Yogita Sachdeva
Vijaya Patnaik
Vandna Aggarwal
Suryanarayanan M. S.
Shiva Sharma Kakkar
Ruchi Mitter
Nipun Verma
Janardhana Channagiri
Gopinath Athisiva Arunachalam
Dinesh Chauhan

Value Champions

Exemplifying C-LIFE Principles

Manoj Philip Mathen

Sales and Marketing – Sales Management

Orion Program

Vishal Manaklal Parakh
Sriram Vivek Kulkarni
Ryan Timothy Patrick O Sullivan
Ruchi Srivastava
Ranjan S. Kolte
Nithya Venkataraman
Mark Richard Holden
Manish Kumar Mehta
Dennis Kantilal Gada
Bhushan Gunwant Deshmukh

Infosys Champions

Emerging Technology Champion

Sudhanshu Madhaorao Hate

Account Management – Large

NewRenew at a Large Australian Telco

Warren Sheldon Reichenberg
Tulasi Cherukuri
Sudhanshu Garg
Randip Sinha
Rajat Garg
Praveen Kumar Jain
Manjunath D. Kulkarni
Madhusudan Shah
Brett Ellison
Allalkathan Kandiah Raja

Account Management – Small

Sustaining Growth Momentum in a Changing Paradigm

Vikrant Rathore
Vaijayanti A. Patharkar
Santosh Vasant Lokhande
Ravi J. Khandelwal
Nitin Malik
Mohammad Faizan Ur Rahim
Gautam Samanta
Avinash Radhakrishnan
Abhijit Vitthal Wagh
Abhay Vijay Bhole

Sustainability / Social Consciousness

First Campus in India Running on 100% Renewable Energy
Ramesh Rame Gowda
Rakesh Bohra
Mani Radha Krishnan
Pawan Kumar Chaudhary
Pavan Agrawal
Ganesh Babu Talari
Deepan Prakash Devadoss
Balasubramaniam P.

Systems and Processes

Acceleration of Application and Business Performance with Deployment of In-Memory Technology SAP HANA
Srikanth Srikantaiah
Rama Krishna Reddy Banda
Priya Jacob
Narendra Murari Sonawane
Muthukumaran Ganesan
Kiran Shrinivas Gole
Kasivindhkumar Shanmuganathan
Jitendra Sangharajka D.
Anita Nilesh Dange
Akhilesh Kumar Maurya

Development Center Management – Large

Chennai
Thothathri V.
Muthuvel G.

Development Center Management – Small

Thiruvananthapuram
Sunil Jose

Best Performing Industry Vertical

Financial Services (FS)
Mohit Joshi

Best Performing Service Line

Independent Validation Services (IVS)
Narsimha Rao Mannepalli

Best Performing Business Enabling Function

Infosys IT
Dheeshjith V. G.

Client Value Survey

Unit (Industry Vertical) – Energy & utilities, Communications and Services (ECS)
Rajesh K. Murthy

Client Experience

Service Line – Engineering Services (Eng)
Sudip Singh

Collaboration

Zero Bench for Maximizing our Potential
Vidya Lakshmi Hariharan
Sudhanshu Madhaorao Hate
Shalini A. Nair
Saraswathi Chandrasekharan
Radhakrishna S.
Neha Kothari
Manisha Sanjay Saboo
John Philip R.
Gururaj B. Deshpande
Ajay M. A.

Project Execution Excellence

Delivery Excellence via Distributed Agile Operating Model
Tamilarasan Subramanian
Suma Kumar
Sabarish Ayyappan Pillai
Rupinder Singh Ghai
Paramendra Tiwary
Mary Margaret Francis Poovala
Kapil Mogha
Ashok Sesu Ramakrishnan

Relentless 3I Framework and Automation
Vijaysingh Dharamsingh Nirwan
Satya Ranjan Nanda
Ranbir Pattnaik
Jyotirmaya Rath
Ipsit Misra
Devidutta Rabindra Nath Mohanty
Arindam Sadhu
Anupam Maiti
Amit Kumar Ghorai

Framework to Support Data Setup and Manage Testing Automation based on RFT
Vineet Bhasin
Vedvyas Mohapatra
Swarup Dutta
Suchit Mohanty
Srikrishnan M. S.
Rajdeep Das
Kiran Srinivas Janapareddi
Haimabati Nandan Das

Development of Single Admin UI
Yaju Shukla
Susmita Mukherjee
Sushant Rajendra Ghotgalkar
Siddharth Govind Karkun
Ruchika Dhawan
Pratiksha Saxena
Panchanand Jha
Krishnakant Ramakant Rawle
Kirti Pradeep Ramdurgekar
Indu Sharma

'Work study' Initiative and Savings through Extreme Automation
Sushil Kumar Goyal
Sumeet Kumar
Srinivas Vinjamuri
Pranava Kumar Jha
Deepak Mahesha
Ashish Bansal
Aashish Gupta

Discovery of E2E Scenarios and Implementation of Iterative Critical Path Testing
Sibarpita Chandan Mohapatra
Nikhil Vijay Munot
Manoj Kumar Panda
Malaya Basanta Upadhyaya
Lalatendu Mahapatra
Binoy Kumar Singh
Amee Hasmukh Karnavat
Abhishek Bagchi

Technology Excellence

Wi-Fi Proximity / Location-based Solution
Vijayalakshmi Mallenahalli Siddaiah
Vagish Honnali Vasudev
Saravanan Kolandha Gounder
Roshan Raghav Hegde
Ramamoorthy Makkithaya
Priya Sharma
Mohit Gupta
Anjan Babu Etha

Loyalty Earn Manager (Bonus Reversal)
Vaibhav Singhal
Surya Prakash Pandey
Saurabh Nayar
Saravana Tharmalingam
Renu Shyam Agarwal
Prashanth Reddy M.
Ananth Kumar Yeleswarapu
Amala Lam

Client Delight

New Products Launch Program for an American Diversified Financial Services Company
Suraj Panwar
Sai Sujan Angadi
Manu Juneja
Manikandan Harikrishnan
Lokesh Gangadhar
Henry He
Jaydeep Satpathy
Chandrasekar Rangarajan

STAKEHOLDER ENGAGEMENT

Infosys' stakeholders include our clients, employees, investors, vendors / partners, government and local communities. Our vision to earn the respect of our stakeholders informs and guides our actions. A robust engagement process ensures our attention to stakeholder requirements and feeds into the materiality exercise. Defined communication channels ensure focused engagement through the year.

Stakeholder engagement

Investors

- Analyst meets [1] [2] [7]
- Analyst briefings [1] [2] [7]
- Quarterly results [2]
- Annual General Meeting with our shareholders [1]
- Sustainability Report [1]
- Financial reports [1] [2]
- SEC filings [5]
- Press releases [1] [2] [6] [7]
- Social media [7]
- Investor relations surveys [1]

Governments / Regulatory bodies

- Engaging with governments and global forums [7]
- Policy advocacy [6]
- Interacting with statutory / regulatory bodies such as stock exchanges, tax departments, SEC, SEBI, Central Pollution Control Board (CPCB), and labor authorities [4] [5] [7]

Vendors / Alliance partners

- Partner meets [1]
- Procurement policy and vendor selection process [1] [7]
- Event brochures [7]
- Vendor satisfaction surveys [1]
- Vendor review meetings and awareness sessions [1]

Clients

- Requests for proposals [7]
- Client visits and meetings [7]
- Sustainability portal on our website, www.infosys.com [1]
- Mailers [3] [5] [6] [7]
- Newsletters [2] [3] [6]
- Brochures [7]
- Social media [7]
- Customer satisfaction surveys [1]
- Annual customer leadership meets [1]

Local communities

- Site visits [6] [7]
- Interviews with local NGOs and community representatives [6] [7]
- Sustainability portal on our website, www.infosys.com [1]
- Meetings with associations / NGOs [6] [7]
- Local community meetings [6] [7]
- Press releases [2] [7]
- Social media [6] [7]
- Our website, www.infosys.com [7]
- Discussions with academic institutions [7]
- Participation in events involving academia [7]
- Curriculum enhancement programs [1] [7]
- Case studies [7]
- Global internship program (InStep) [1] [7]
- Fellowships [4] [7]
- White papers [6] [7]
- Joint R&D projects [7]

Employees

- Employee satisfaction survey [1]
- Voice of Youth forum [4] [6] [7]
- Employee affinity networks [4] [6] [7]
- Grievance redressal board [4]
- Communication blogs: HRD Blog, CEO Forum, Leaders' Blog [2]
- Inclusivity survey [1]
- Development centers' engagement initiatives [7]
- Bulletin boards [6] [7]
- Our corporate television channel, InfyTV [4] [6] [7]
- Our corporate radio channel, InfyRadio [4] [6] [7]
- Our intranet, Sparsh [4] [6] [7]
- Sustainability portal on our website, www.infosys.com [2]
- Mailers [4] [5] [6] [7]
- Eco clubs [7]
- Employee committees [6] [7]
- Mplus, our internal brand communication portal [6] [7]

Frequency of communication :

[1] Annual [2] Quarterly [3] Monthly [4] Trigger-based [5] Regulatory compliance-based [6] Targeted [7] Need-based communication

Integrating stakeholder feedback

Materiality determination

We determine materiality through engagement with our stakeholders across various forums.

Strategy action and planning (STRAP)

STRAP, our annual strategy planning conclave, is one of the key forums that brings all our senior leaders to one platform to deliberate our business strategy and implementation. At STRAP,

- Perspectives in strategy formulation and implementation are invited from a cross-section of employees including the Voice of Youth. The invigorating sessions see a vast flow of ideas as well as data from both internal and external sources such as, Customer Satisfaction Surveys (CSAT), Employee Satisfaction Surveys (ESAT) and Vendor Satisfaction Surveys (VSAT).
- Also discussed at STRAP is the Company's progress on its environmental and social goals.

Post STRAP, the strategy and implementation plans are communicated to the larger organization through news updates, mailers, blogs, etc.

Sustainability disclosures

In keeping with our commitment to make regular and focused sustainability disclosures:

- We participate in various assessments including the Carbon Disclosure Project (CDP), the Global Reporting Initiative (GRI), the Dow Jones Sustainability Index (DJSI), and national and international awards for our Green Initiatives.
- These assessments and awards help us benchmark our practices and learn from other practitioners as well.
- Our compliance and risk management office periodically evaluates our business according to global regulatory requirements to ensure organizational preparedness.

For more information on materiality and stakeholder inclusivity, visit *http://www.infosys.com/investors/reports-filings*.

Engaging with local and marginalized communities

The Infosys Foundation, established in 1996, supports the less privileged sections of society across India. The Foundation prides itself in working for the disadvantaged, selecting projects with care and working in areas that are otherwise neglected.

In fiscal 2016, the Foundation worked on numerous projects to support marginalized communities.

The highlights of this year's projects are as follows:

- Working with the Ramakrishna Mission to develop a school that is expected to benefit 2,400 tribal students (1,800 in the in-campus higher secondary school and 600 in 16 non-formal schools) in Arunachal Pradesh.
- A partnership with Prerana, a Mumbai-based NGO, to end inter-generational prostitution by providing shelter, health and education to children living in red-light areas. Around 5,000 children have benefitted from the project till date.
- Setting up and running of a fodder-distribution center in partnership with Ramakrishna Sevashrama in the drought-hit district of Pavagada, Karnataka.
- Infrastructure development for the Ramakrishna Mission hospital in Itanagar, expected to benefit over 700 patients every day.

For more information on the work done by the Foundation, visit : *https://www.infosys.com/infosys-foundation/*.

In order to build responsible citizenship, we provide a platform to employees to engage in social and environmental initiatives of their choice. The Awards for Excellence, the highest recognition in the Company, has a category for Social Consciousness that rewards employee action in the space.

We also work closely with the local community at all our development centers across the country on a host of initiatives covering education, healthcare, and rural development. In Bangalore for instance, we work with the local community through the Electronics City Industries Association (ELCIA) Trust. Apart from being one of the largest contributors to the Trust, Infosys also engages, through its employee volunteers, in a host of local initiatives.

ELCIA's flagship program aims to strengthen the quality of education available to over 5,800 children studying in 17 government schools. In the last fiscal, we supported the Model School program which focuses on five specific areas – school infrastructure development (drinking water, classrooms and toilets), libraries, faculty enablement and development, computer education, and curriculum enhancement (including initiatives promoting sports, sex education, moral science and sustainability).

Such efforts are not limited to Bangalore. In Chennai, we supported over 60 villages around our Mahindra City campus during the floods in December 2015 by sending relief materials and helping people in rescue camps.

RESPECTING HUMAN RIGHTS

Infosys is a signatory to the United Nations Global Compact (UNGC) and we adhere to the fundamental principles of the Universal Declaration of Human Rights (UNHRC). Our Human Rights statement guides our policies and practices dealing with our operations, partnerships, contracts and investment agreements.

Human rights laws and guidelines are respected and followed across our operations. While mutual agreements assure stakeholders such as, vendors and suppliers, of protection against human rights violations, all our employees are introduced to these polices during induction. Periodic evaluation is conducted to reduce risk of violations at all levels.

Human rights: Best practices

Infosys created a Human Rights Statement as part of the UNGC pact. This statement guides the policies and practices related to our operations, partnerships, investment agreements and contracts. It also explains the Company's stand on compliance with global norms in providing a harassment-free workplace, freedom of association, workplace health and safety, and anti-corruption safeguards. A stringent internal and independent review through work councils and a comprehensive governance framework ensures that we are compliant with current and ongoing best practices related to human capital. We have about 14,000 contractual staff, of which close to 12,000 are from the local community. They are responsible for activities, such as housekeeping, security and maintenance services. There is a bi-monthly audit of our supplier agencies to check compliance with various labor laws such as, the Minimum Wages Act, Payment of Wages Act, Payment of Bonus Act, Payment of Gratuity Act, Employees' State Insurance (ESI) and Employees' Provident Fund (EPF). We have established grievance forums for our contractual staff to ensure their issues and concerns are heard and resolved.

We have various grievance redressal channels to deal with issues related to discrimination, retaliation and harassment. The complainants are assured of complete anonymity and confidentiality. All geographies are governed by the Global Policy on Prevention and Redressal of Harassment at Infosys. The Policy on Prevention and Redressal of Sexual Harassment specific to India is applicable to India locations and is a supplement to the Company's Global Policy and is in compliance with The Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the Ministry of Women and Child Development Notification dated December 19, 2013. The Company has constituted internal complaints committees in all our development centers in India to address complaints of sexual harassment raised by women employees. The constitution of the committee is as per the Act and includes external members from NGOs or persons familiar with issues relating to sexual harassment. All sexual harassment complaints can be raised by writing to *GRB@infosys.com*.

Providing a conducive work environment

We adhere to the OHSAS 18001:2007 specifications, which ensure that all our objectives with regard to providing a safe, healthy and conducive work environment for our employees, contractors and visitors, are measured. We are committed to ensuring safety at our construction sites and continue to engage with our construction suppliers through training, audits and safety checks. Some welfare initiatives such as providing clean drinking water and adequate infrastructure have been launched at all our construction sites with the aim to improve the workers' living conditions.

For more details on grievances and harassment, refer to the *Enhancing employee value* section of this report.

BEING MORE ENVIRONMENT CONSCIOUS

Sustainability is a business imperative at Infosys. Our environmental goals are part of our corporate scorecard. This has resulted in significant investments in technology and research partnerships to create new solutions that are sustainable for the environment.

Conservation of resources

Energy

With highly efficient building designs, smart building automation and deep green retrofits, we are on our way to achieving our goal of reducing 50% of our per capita electricity use by 2018 against the baseline established in 2008. Our central command center in Bangalore now manages about 45 million sq. ft. of built-up area across our campuses in India. The Mysore campus has a second command center to manage operations across Infosys on a regular basis. We continue to share our data driven best practices to mainstream energy-efficient technologies and initiatives along with shaping a low-carbon path for the benefit of the larger community.

One of our greatest achievements this year has been the addition of solar capacity at our 450-acre Hyderabad SEZ campus making the campus 100% powered by solar energy. We have installed a 6.6 MW solar photovoltaic plant capable of generating 12 million units annually on this campus, which currently seats about 15,000 employees This plant was set up in a 50 acre space within the campus. As part of our commitment to source 100% of our electricity from renewables, in fiscal 2016 we have installed solar power plants of 9.7 MW capacity across our campuses. This takes our total installed capacity to about 12 MW of solar power plants across our campuses in India.

This fiscal, we were awarded the – LEED (Leadership in Energy and Environmental Design) India Platinum rating for two of our buildings in Pune and Bangalore, and GRIHA (Green Rating for Integrated Habitat Assessment) 5-star rating for two of our buildings in Hyderabad. With this, we now have 14 LEED Platinum-rated buildings and four buildings with GRIHA 5-star rating covering an area of about 5.25 million sq. ft. that has the highest level of green certification.

We have implemented one of the world's largest energy-efficiency retrofit programs in our buildings across different locations in India.

This initiative continues and has expanded, leading to drastic reductions in energy use. The deep-green retrofits in air conditioning and UPS systems have helped us achieve a 16 MW and 12 MW reduction respectively in connected load in the last five years



The Infosys Command Center in Bangalore manages about 45 million sq. ft. of area across our campuses

and for fiscal 2016, air conditioning retrofits alone have led to a 2.5 MW reduction in the connected load. Most of the retrofits implemented have a payback of less than three years and can be easily replicated in large scale, making sound commercial as well as environmental sense. Through this, we have set a great example to other large businesses in India and worldwide.

Emissions

We strive to reduce our carbon emissions through specific initiatives and taking this further, we have made a voluntary commitment to become carbon neutral. To offset our scope 1 and 3 emissions, we made a conscious choice to source our offsets from community projects that create real and lasting socio-economic benefits. By supporting such projects throughout its lifecycle, we are not only catalyzing these projects, but also creating socio-economic value. This fiscal, we started three carbon offset projects including a household biogas project and two high-efficiency biomass cook stove projects. Together, they will generate approximately 30% of our carbon offset requirement in 2017-18.

Water

All of our new buildings are designed with the most optimal standard of fresh water requirement – 16 liters per capita per day, which is nearly 65% lower compared to the requirement of the National Building Code.

This has been achieved with our strategy to reduce consumption with water efficient technologies and equipment, recycle 100% of the waste water and reuse treated waste water for flushing, landscaping and cooling purposes within the campus.. We have worked towards measures to sequester rainwater to the maximum possible levels and today, we have 149 recharge wells and 25 lakes that enable recharging groundwater across our campuses. We ensure that the efficiency is maintained by continuous monitoring of water consumption through smart water metering. Our massive smart water metering program enables us to monitor all our water consumption online from a central location and has helped us plan water efficiency programs.. These initiatives have resulted in significant reduction in the per capita fresh water consumption across our campuses. It has also fetched benefits like reduced dependence on municipal supply of water, minimized operational business risks and at the same time enhanced water access to others.

Waste

Our initiatives are spread across three dimensions – influencing social behavior, process optimization and the implementation of technology. We have installed biogas plants to convert food waste into biogas, organic waste converters to convert food and garden waste into rich manure and a vermi-composting system for paper waste, among other initiatives. This year, we installed biogas plants of 5.5 tons per day capacity in different campuses to convert food waste into biogas that was then used in the kitchen of our food courts. This has a potential to save about 300 kilograms of cooking gas (LPG) per day.

Biodiversity

We believe that a rich biodiversity plays a vital role in the creation of a healthy and sustainable environment. We make every effort to conserve and promote biodiversity at all our owned facilities and encourage our employees and stakeholders to do the same. We have planted over 80,000 saplings this year alone, taking the total number of saplings planted in our campuses in the last eight years to over 5,00,000, resulting in a rich diversity of flora and fauna.

Being a responsible corporate citizen

Protection of the environment ranks high among our corporate goals and as a responsible corporate citizen, we are committed to have a specific policy in place to ensure we take definite steps to protect the environment. Our Health, Safety and Environment (HSE) policy – that regularly shares best practices and provides a safe and healthy workplace for our employees, contractors and visitors – is testimony to this effort. The policy is made available to all our employees worldwide on Sparsh (our intranet), and as posters and instructions on digital and physical display areas across our campuses. We have received ISO 14001:2004 and OHSAS 18001 certification for 77% of our locations in India. Our objectives and targets have been documented at the corporate and development center levels and is monitored and tracked at regular intervals. We also have operational controls for impact management based on severity.

We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2016.

For more information on environment, visit *http://www.infosys.com/investors/reports-filings*.

ADVOCATING CHANGE FOR A BETTER TOMORROW

Infosys believes it has a role to play in building and nurturing a better world – a world of opportunity for everyone. Our advocacy efforts are guided by the maxim, 'practice what you preach'. This ensures that we share learning and best practices and support efforts in areas where we have consistently experimented and got positive results within the organization.

Our disclosures serve as a means of sharing organizational performance and best practices with all our stakeholders. They are also intended to invite a sharing of perspectives from other corporations and endeavors. Our modes of disclosure are:

- Publishing our financial reports, prepared according to the Indian Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS) (in the Indian rupee and U.S. dollar terms). We also publish the 20-F, according to the guidelines of the U.S. Securities and Exchange Commission (SEC)
- Publishing our Business Responsibility Report and the Sustainability Report annually, in adherence to international and national guidelines such as, the Global Reporting Initiative (GRI) framework and the National Voluntary Guidelines (NVGs) laid out by the Ministry of Corporate Affairs (MCA), Government of India
- Nominating ourselves for awards, assessments and ratings of reputed national and international agencies

We forge strategic partnerships with industry bodies and consortiums at the local, national and international levels. Our advocacy efforts are championed across the world by our senior leaders.

Advocacy initiatives

In an effort to drive advocacy globally and locally, we have been part of governance bodies of national and international organizations across economic, social and environmental dimensions this fiscal. Some of our significant contributions are as follows:

Environmental advocacy

We are a member of the Energy Efficiency in Buildings (EEB) core group under the World Business Council for Sustainable Development (WBCSD). Through WBCSD, we actively engage with other companies to promote energy-efficient designs and practices in buildings. In fiscal 2016, we partnered with WBCSD to develop a toolkit – a guide to making a business case for saving energy in buildings. The toolkit was launched on December 3, 2015 as part of Buildings Day at Conference of Parties (COP21). For more details, visit *http://www.eeb-toolkit.com/index.php/modal-case-study-infosys-modal*.

For the first time in over 20 years of UN negotiations, a legally-binding universal agreement to keep global warming below two degrees was attempted at COP21, convened in Paris in November 2015. Infosys' case study on energy efficiency in buildings was highlighted at the India pavilion of the conference.

We are actively involved with the Central and state governments to effect policy reforms in the power and renewable energy sectors. We presented our work on environmental sustainability to the Ministry of Urban Development in India along with recommendations on efficient buildings.

Social advocacy

- Diversity and inclusion has always been an area of focus at Infosys and a work environment that is fair to all is intrinsic to the Infosys value system. Infosys is a founding member of Business Disability International (BDI) – a not-for-profit social enterprise in partnership with other like-minded partners such as Barclays and GSK – that pioneers new conversations between businesses, people with disabilities and the society at large.
- We constantly work towards creating strong local governance in cities where Infosys campuses are located. For example, we led the formation of the Electronics City Industries Association (ELCIA) in Electronics City, Bangalore, our headquarters.
- In February 2013, Electronics City was recognized for its outstanding work in the area of municipal administration and was declared an industrial township. Infosys plays a leadership role within the Electronics City Industrial Township Authority (ELCITA) – the local municipality run and managed by the industry – which manages all municipal functions of the estate, including transport, security, estate management, development of infrastructure, water supply and solid waste management.
- The model of working in collaboration with other companies and local governments to build supportive ecosystems for the industry as a whole, is prevalent across all our India locations.


earth360

Earth 360, our virtual reality experience zone at WEF 2016, Davos, Switzerland

Economic advocacy

We challenged ourselves to 'Be More' at the World Economic Forum Annual Meeting 2016 in Davos. Our program, entitled Amplifying Human Potential, closely aligned with the WEF headline theme of 'The Fourth Industrial Revolution' and we amplified our views via insights and debate on technology, education and skills. The Infosys delegation was led by Dr. Vishal Sikka and included Vandana Sikka, Chairperson, Infosys Foundation USA, and global segment leads Sandeep Dadlani, Mohit Joshi, and Rajesh K. Murthy. Together we had three main objectives:

- Articulate our vision of creating a better future for humanity through technology and education
- Share highlights from our research programme entitled 'Amplifying Human Potential: Education and Skills for the Fourth Industrial Revolution'
- Enable meaningful engagement and rich discussion with customers and influencers

INCLUSIVE GROWTH

Infosys has always given high importance to community development through four major dimensions of community engagement — monetary support, organization-led projects, employee-driven initiatives and community sabbaticals. For details on our CSR spending during fiscal 2016, refer to *Annexure 7* to the *Board's report*.

Monetary support

The Infosys Foundation ('the Foundation') was established in 1996 to encourage and support programs and organizations devoted to uplifting the economically disadvantaged sections of the society. The Foundation has robust processes to select, monitor and assess impacts of various projects. The highlights of the work done by the Foundation is available on our website, *: https://www.infosys.com/infosys-foundation/*.

With the U.S. being our largest market, setting up the Infosys Foundation USA was imperative to focus on supporting causes and initiatives in the areas of education and technology inclusivity in that region. The Infosys Foundation USA supports several leading Science, Technology, Engineering and Mathematics (STEM) and community-building initiatives, particularly for the under-represented communities.


Infosys
Science
Foundation

Infosys Prize 2015 winners with the President of India, Pranab Mukherjee, and Infosys founders, N. R. Narayana Murthy and S. D. Shibulal

Organization-led projects

Education is one of our priority areas and we have channelized our organization-led projects to promote primary, secondary and higher education initiatives across the country. We work closely with educational institutions with an additional focus on remote areas and the less privileged sections to improve access to quality education. In an effort to encourage students from rural India to pursue higher education, we provide scholarships, fund infrastructure for government schools and train the teachers of schools and colleges.

Infosys Science Foundation

The Infosys Science Foundation (ISF) was set up by Infosys and some of its management in 2009 to encourage the pursuit and practice of the sciences. The Infosys Prize, governed by the ISF, recognizes some of the finest research connected to India. The prize winners, who go on to serve as role models for young researchers and scholars, are awarded a purse of ₹65 lakh (tax-free in India) and a citation by a globally-renowned jury across six fields. The winners for 2015 were felicitated by the President of India, Pranab Mukherjee. They are:

Infosys Prize 2015 category	Winner
Engineering and Computer Science	Prof. Umesh Waghmare, *Professor, Theoretical Sciences Unit, Jawaharlal Nehru Centre for Advanced Scientific Research, Bangalore*
Humanities	Prof. Jonardan Ganeri, *Global Network Professor of Philosophy, New York University, New York, and Visiting Professor, Department of Philosophy, King's College, London*

Infosys Prize 2015 category	Winner
Life Sciences	Dr. Amit Sharma, *Head, Structural and Computational Biology Group, International Centre for Genetic Engineering and Biotechnology, New Delhi*
Mathematical Sciences	Prof. Mahan Mj, *Professor, School of Mathematics, Tata Institute of Fundamental Research, Mumbai*
Physical Sciences	Prof. G. Ravindra Kumar, *Senior Professor, Department of Nuclear and Atomic Physics, Tata Institute of Fundamental Research, Mumbai*
Social Sciences	Dr. Srinath Raghavan, *Senior Fellow, Centre for Policy Research, New Delhi*

Jurors and winners of the Infosys Prize give public talks about their work under the ISF Lecture Series initiative. The ISF also piloted *Gnanadeepa*, a program to train educators on how to impart science and math concepts so students will grasp them better. The ISF also hosts public contests, school events and media debates to promote a healthy discussion around science and research in the country.

For more details, visit *www.infosys-science-foundation.com*.

Campus Connect

Campus Connect (CC), launched in May 2004, is a first-of-its-kind industry-academia partnership program that aims at raising the employability of India's engineering students. Through CC, we seek to share some of our best practices with engineering colleges, thus aligning the needs of institutions, faculty and students with those of the IT industry.

We also work with autonomous engineering institutions across the country to co-create industry electives in foundational computer science, soft skills and advanced topics, such as business intelligence and enterprise architecture. Many of these have already been included in the curricula of these institutions.

Apart from classroom sessions, the program organizes conclaves, road shows at institutions, faculty enablement programs, industrial visits for students and faculty, seminars and workshops, programming contests for students, sabbaticals, technical events, research paper sponsorships and soft-skills training for students and faculty members.

Over the last 12 years, a total of 3,71,639 students and 13,111 faculty have been covered as part of the CC initiatives. Out of 317 CC partner colleges, at least 122 engineering colleges have introduced the program as an elective for their students, thereby integrating software engineering concepts and practices into the engineering curriculum.

Here is a quick snapshot of some of our efforts :

Inspire : The CC faculty partnership model

Faculty members play a vital role in CC engagement and hence, it is imperative for us to strengthen the partnership with them. Inspire is a platform to boost the partnership between Infosys and faculty members of CC partnering institutions. It is also a celebration of excellence where faculty members get recognized and rewarded for their outstanding contribution to this program and events. It provides an opportunity for the faculty to visualize and accomplish a growth path with Infosys in terms of contributions to CC, strengthening the mutual relationship and in the process availing more competency development offerings from us.

Inspire partnerships 2015-16

Faculty members identified at Bronze level	269
Faculty members identified at Silver level	119
Faculty members identified at Gold level	9

SPARK

SPARK is a one-day program to raise aspirations of students across India. Launched in 2008, the SPARK portfolio includes three programs – the Rural Reach Program, Catch Them Young and SPARK – Guru. As part of SPARK, we engaged with over 12,654 students during fiscal 2016. Since its launch in 2008, the program has reached over 9,29,114 students.

Rural Reach Program (RRP)

This one-day program builds awareness about computers and the power of IT among students in rural India. Personal computers are donated to government schools within a 50 km to 150 km radius of our campuses. Based on the end-of-use earmarked for these computers, the schools are also provided the necessary guidance for the safe disposal of e-waste.

Catch Them Young (CTY)

This 10-day summer vacation program held on our campuses, opens up the world of IT to the bright urban youth. Meritorious students from the ninth grade are selected through a test and trained by members of our ETA department.

SPARK – Guru

This program focuses on augmenting the knowledge of teachers from government schools along with enhancing their teaching skills in keeping with the current industry needs.

Employee-driven initiatives

Building responsible citizens, we believe is the best gift we can give the world. Consequently, we provide platforms at all our development centers to encourage employees to become involved with and work on social and environmental projects of their choice. This platform also allows employees to come together to reaffirm their commitment to carrying out their civic responsibilities.

When Chennai experienced unprecedented rainfall in December 2015 causing severe floods, volunteers from our Chennai development center supported over 60 villages by sending relief materials to the affected areas and attended to the needs of people, who had lost their homes. Joining hands with the Confederation of Indian Industries (CII), we provided high-capacity pumps to the state government to drain out flood water.

Community sabbatical

Our employees are encouraged to take a break from work to participate in and lead community development projects through the Sabbatical policy for community service launched in October 2008. During this time, they receive half their salary and are given the choice to return to normal work, after completion of the project, within six months to one year. Till date, 56 employees have availed of the community sabbatical option.

ADDING VALUE TO CLIENTS

Infosys enables clients in more than 50 countries to stay ahead of emerging business trends and outperform their competition. Our experience gives our clients a distinct advantage. In addition to transforming their business, we efficiently manage their operations. We deliver business value in global scalability, process efficiency and cost optimization for our clients

Our solutions and services rely more on intellectual assets than on physical ones. All our marketing communications including advertising, promotions and sponsorships comply with the relevant laws of the country that we operate in. In addition, our guidelines clearly state our brand strategy, architecture and every aspect of our distinct brand philosophy.

We have stringent processes and practices to ensure that data privacy is maintained. The global nature of our operations may require that personal data, originating from a region with stringent data privacy laws, may be processed in another part of the world with an emerging privacy regulatory regime. It is, therefore, imperative that, regardless of the location of data processing, adequate measures around personal data processing are deployed to not only strengthen our compliance to applicable data protection laws, but also to create stakeholder trust and confidence.

A dedicated data privacy group and a cross-functional Information Security Council, headed by the COO, U. B. Pravin Rao, ensure data privacy compliance in our client engagements and the highest level of sponsorship for it. As we cater to client organizations from diverse industries such as, banking, retail, telecom and healthcare, the scope of privacy and data protection for personal data of individual consumers is often limited to contractual requirements agreed upon with our clients, and subsequently deployed during project execution. Our clients translate applicable data protection laws into contractual requirements, wherever appropriate and Infosys implements necessary and sufficient measures to comply with these requirements. In fiscal 2016, three incidents relating to breach of customer data privacy were reported. All incidents have been addressed and closed.

Client engagement

We interact with our clients on a regular basis and across multiple platforms. We also host premier CXO-level events annually in Europe and the Americas, which are specifically designed for our BPO clients and for the banking clients of Finacle.

The forums that have been set up to engage and strengthen our partnerships with clients are as follows :

- Client satisfaction surveys
- Engagement level feedback
- Client visits and meetings
- Quarterly business reviews
- Sustainability portal on our website, www.infosys.com
- Conclaves and workshops
- Analyst meets

We have a robust approach to receive feedback from clients and understand their expectations. We also gather 'feedforward' that allows us to understand the client's expectations and needs and helps us make the right investment decisions.

Our annual Client Value Survey (CVS) and Engagement level feedback help us take corrective actions, gain insights and understand our clients better. The CVS framework includes a structured questionnaire with a satisfaction rating on a seven-point scale, encompassing close to 30 parameters, with language versions in English, French, German, Japanese and Spanish.

Feedback is collected through a web survey hosted by an independent organization ensuring the confidentiality of the information shared.

The survey model focuses on :

- Expectation and fulfillment – the top three expectations of CXOs and senior-level respondents and their perception on fulfillment
- Client disposition – Gauging the overall experience of working with us
- Business and technology priorities along with expectations
- Service line feedback
- Comparison with best-of-breed firms – client-selected benchmarks
- Clustering clients into homogeneous groups to ensure a differential approach

Feedback from the survey informs various change initiatives in the organization.

The data gathered is analyzed statistically to classify clients into core, moderate and breakaway groups. The account teams are then facilitated to review their relationships with individual clients and to design interventions that create a positive and visible impact on our clients. Various members across levels engage with clients to seek their feedback and inputs on service delivery, product expectations and technology requirements.

Overall, the client experience has remained at similar levels as last year. There has been a notable improvement in experience among the CXOs when compared to the previous year.

Engagement level feedback (ELF)

ELF is a periodic survey, and is done multiple times during the course of a project. It covers 14 different parameters and includes areas such as, service delivery management, the quality of products or services delivered, and behavioral competencies of team members involved in the engagement.

Our delivery and quality teams collaborate to study and evaluate a set of parameters during an engagement with an aim to improve the quality of deliverables and obtain client satisfaction. ELF is also treated as the lead indicator in our annual CVS. Based on the account-level ELF, the client partner and the delivery anchor drive improvement programs for the account.

INDEX

Section A: General information about the Company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the Company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bangalore 560 100, India
4.	Website	www.infosys.com
5.	Email ID	sustainability@infosys.com
6.	Financial year reported	April 1, 2015 to March 31, 2016
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Name and description of main products / services: Computer programming, consultancy and related activities NIC code of the product / service: 620
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	Refer to *Global presence, page 184*
	ii. Number of national locations	Refer to *Global presence, page 184*
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment report, page 147 andpage 120*

Section B: Financial details of the Company [1]

1.	Paid-up capital (₹)	₹1,148 crore
2.	Total turnover (₹)	₹53,983 crore
3.	Total profit after taxes (₹)	₹15,786 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	2% of average net profits of the Company made during the three immediately preceding financial years. Refer to the *Board's report* in our Annual Report, page 17, and *Inclusive growth*, page 174
5.	List of activities in which expenditure in 4 above has been incurred	Refer to the *Annexure 7* to Board's report in our Annual Report, page 55

[1] *As per the Standalone Indian GAAP financials*

Section C: Other details

1.	Does the Company have any subsidiary company / companies?	:	Yes. Refer to *Annexure 1* to the Board's report, *page 29*
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s).	:	Yes. Refer to *Consolidated financial statements*, page 125
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%).	:	Yes. Less than 30%. Refer to *Sustainable services and solutions*, page 161, and *Respecting human rights*, page 170, in this report.

Section D: BR information

1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1. DIN Number	: 0 6 7 8 2 4 5 0
2. Name	: U. B. Pravin Rao
3. Designation	: Chief Operating Officer

b. Details of the BR Head

1. DIN Number (if applicable)	: Not Applicable
2. Name	: Aruna C. Newton
3. Designation	: Associate Vice President
4. Telephone number	: 91 80 4961 4243
5. E-mail ID	: arunacnewton@infosys.com

2. Principle-wise (as per NVGs) BR policy / policies (reply with Yes / No)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards? If yes, specify (50 words).	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online.	Whistleblower Policy and Code of Conduct and Ethics can be accessed on www.infosys.com	Available on our intranet	Available on our intranet	CSR Policy and Sustainability Policy available on www.infosys.com	Available on our intranet	Available on our intranet	Available on our intranet	CSR committee charter, CSR Policy and Sustainability Policy available on www.infosys.com	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Principle-wise index:
P1 – Code of Conduct and Ethics, Whistleblower Policy
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – HR Policies, Human Rights Statement
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement
P6 – HSE Policy
P7 – Policy Advocacy Statement
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy, Quality Policy

2a. If answer to S. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the Principles.									
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.									
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, Committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, Annually, More than 1 year.	:	Refer to the *Corporate governance report*, page 74
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, Annual; *www.infosys.com*

Section E: Principle-wise performance

Principle No.	Description	Reported
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Yes. Refer to Responsible business, page 160
1.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	Refer to Sustainable services and solutions, page 161
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional): Reduction during sourcing / production / distribution achieved since the previous year throughout the value chain Reduction during usage by consumers (energy, water) that has been achieved since the previous year	
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the perc entage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	
3.1	Please indicate the total number of employees.	Refer to Enhancing employee value, page 163
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis.	
3.3	Please indicate the number of permanent women employees.	
3.4	Please indicate the number of permanent employees with disabilities.	
3.5	Do you have an employee association that is recognized by the Management?	
3.6	What percentage of your permanent employees are members of this recognized employee association?	
3.7	Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment, in the last financial year, and those that are pending, as on the end of the financial year.	
3.8	What percentage of your under-mentioned employees were given safety and skill up-gradation training in the last year? Permanent employees Permanent women employees Casual / temporary / contractual employees Employees with disabilities	
4.1	Has the Company mapped its internal and external stakeholders?	Refer to Stakeholder engagement, page 168, and Inclusive growth, page 174
4.2	Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?	
4.3	Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.	
5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Refer to Respecting human rights, page 170
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	

Principle No.	Description	Reported
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Refer to Being more environment conscious, page 171
6.2	Does the Company have strategies / initiatives to address global environmental issues such as, climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc.	
6.3	Does the Company identify and assess potential environmental risks?	
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	
6.5	Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year.	
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Refer to Advocating change for a better tomorrow, page 173
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others).	
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Refer to Inclusive growth, page 174
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	
8.3	Have you done any impact assessment of your initiative?	
8.4	What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken.	
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	Refer to Adding value to clients, page 177
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information).	
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	

For more details on our business and sustainable practices, visit our website, *www.infosys.com/investors/reports-filings*.

Global presence – Infosys Limited

Asia Pacific

Australia

Brisbane
Level 14, 116 Adelaide Street,
Brisbane, QLD 4000
Tel: 61 7 3231 9800
Fax: 61 7 3231 9899

Melbourne
Level 5, 818 Bourke Street,
Docklands VIC 3008
Tel: 61 3 9860 2000
Fax: 61 3 9860 2999

Perth
The Forrest Centre, Level 30,
221 St. Georges Terrace, Perth WA 6000
Tel: 61 8 9480 3777
Fax: 61 8 9481 3177

Sydney
Level 10, 77 Pacific Highway,
North Sydney, NSW 20060,
P. O. Box 1885
Tel: 61 2 8912 1500
Fax: 61 2 8912 1555

Hong Kong

01-03, 66/F, The Center,
99 Queen's Road Central
Tel: 852 3965 3350
Fax: 852 3965 3222

Japan

Aichi
Regus Hirokoji Garden Avenue Centre,
4th Floor. Hirokoji Garden Avenue,
4-24-16 Meieki, Nakamura-ku,
Nagoya city, Aichi, 450 0002
Tel: 81 52 856 9535
Fax: 81 52 856 9501

Tokyo
Izumi Garden Wing 2F,
1-6-3, Roppongi, Minato-ku,
Tokyo 106 0032
Tel: 81 3 5545 3251
Fax: 81 3 5545 3252

Malaysia

Kuala Lumpur
Level 13A – 1 Mercu UEM,
Jalan Stesen Sentral 5,
Kuala Lumpur Sentral,
Kuala Lumpur 50470
Tel: 603 2772 1200
Fax: 603 2772 1205

Mauritius

4th Floor, B Wing,
Ebène Cyber Towers, Reduit
Tel: 230 401 9200
Fax: 230 464 1318

New Zealand

Auckland
Level 7, 79 Queen Street,
Auckland 1010
Tel: 64 9 301 9906

Philippines

Manila
6/F, Cyber One Building,
11, Eastwood Avenue, Eastwood City
Cyberpark, Bagumbayan,
Libis, Quezon City, Manila
Tel: 00 632 464 9300
Fax: 00 632 464 9301

Singapore

05-01 / 06, 1 Changi Business Park,
Crescent, 486025
Tel: 65 6671 2200
Fax: 65 6671 2205

Level 43, Unit 02
Suntec Tower 2,
9 Temasek Blvd., 038989
Tel: 65 6572 8400
Fax: 65 6572 8405

The Metropolis Tower 2,
08-09, 11,
North Buona Vista Drive, 138589
Tel: 65 6808 7830
Fax: 65 6808 7777

South Korea

Seoul
Centre No. 555, 18th Floor,
Kyoung Am Building,
157-27, Samsung-dong,
Gangnam-gu, Seoul 135090
Tel: 82 2 3450 1500
Fax: 82 2 3450 1510

Taiwan

Taipei
Centre No. 1372,
Shin Kong Manhattan Building,
14 F, Sec. 5, No. 8 Xin Yi Road,
110 Taipei
Tel: 886 2 8758 2222
Fax: 886 2 8758 2333

United Arab Emirates

Dubai
805, Liberty House, DIFC,
P. O. Box 506846, Dubai
Tel: 971 4 508 0200
Fax: 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone,
P. O. Box 8230, Sharjah
Tel: 971 6 557 1068
Fax: 971 6 557 3768

Europe

Belgium

Brussels
Regus Park Atrium,
11, Rue des Colonies / Kolonienstraat,
B 1000 Brussels
Tel: 32 2 517 62 30
Fax: 32 2 517 67 00

Czech Republic

Prague
Regus Business Center,
Prague Stock Exchange,
Rybna Street 682 / 14, 11005 Prague 1
Tel: 420 222 191 387
Fax: 420 222 191 700

Denmark

Copenhagen
Regus Copenhagen,
Larsbjoernsstraede 3, 1454 Copenhagen
Tel: 45 33 3772 94
Fax: 45 33 3243 70

Finland

Helsinki
Regus Mannerheimintie 12 B,
00100 Helsinki
Tel: 358 925 166 239
Fax: 358 925 166 100

France

Paris
Tour Opus 12, 4th Floor,
77 Esplanade du Général de Gaulle,
92 914 Paris La Defense 9
Tel: 33 1 56 39 12 00
Fax: 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat,
Ground Floor, Blagnac, 31700
Tel: 33 5 61 11 3130
Fax: 33 5 61 11 3131

Germany

Dusseldorf
xCite Project Offices, Am Seestern,
1, 40547, Dusseldorf
Tel: 49 0 211 27 405 0
Fax: 49 3212 1474 964

Frankfurt
Opernturm
Bockenheimer Landstrasse 2-4,
60306 Frankfurt am Main
Tel: 49 0 69 269566 100
Fax: 49 0 69 269566 200

Munich
Marcel- Breuer- Strasse 15,
80807, Muenchen, Munich
Tel: 49 0 89 5908 0
Fax: 49 0 89 5908 1200

Stuttgart
Liebknechtstrasse 33,
D 70565 Stuttgart
Tel: 49 711 7811 570
Fax: 49 711 7811 571

Walldorf
Partnerport, Altrottstrase 31,
Walldorf - 69190
Tel: 49 69 269566 100
Fax: 49 6227 73 4359

Hungary

Budapest
Regus Bank Center, Citibank Torony,
1054, Szabadsag ter 7,
Budapest 1054
Tel: 36 1 474 81 00
Fax: 36 1 474 81 81

Ireland

Booterstown
Block 1, Booterstown Hall, Co. Dublin

Italy

Milan
Infosys Limited Regus,
Via Torino 2, 20123, Milano
Tel: 39 02 7254 6456
Fax: 39 02 7254 6400

Norway

Oslo
Regus Business Center,
Ibsen AS, C. J. Hambrosplass 2C,
1st Floor, Oslo 0164
Tel: 47 22 99 60 00
Fax: 47 22 99 60 10

Russia

Moscow
4 / 430, 4, Lesnoy Pereulok,
Moscow 125047
Tel: 7 495 642 8710
Fax: 7 495 225 8500

Slovakia

Bratislava
Centre No. 725, Karadzicova 8 / A,
Bratislava 82108
Tel: 421 0 2 5939 6000
Fax: 421 0 2 5939 6200

Spain

Barcelona
Centre No. 535, Avenida Diagonal 640,
Planta 6, Barcelona 8017
Tel: 34 93 228 78 00
Fax: 34 93 228 78 99

Madrid
CUZCO IV, Paseo de la Castellana 141-8,
28046, Madrid
Tel: 34 91 572 6584
Fax: 34 91 572 6606

Sweden

Stockholm
Regus Gardet
Tegeluddsvagen 76, 2nd Floor,
115 28 Stockholm
Tel: 46 0 8 5050 24 00
Fax: 46 0 8 5050 24 01

Switzerland

Basel
Regus Basel City Centre,
Innere Margarethenstrasse 5, Basel 4051
Tel: 41 0 61 204 4545
Fax: 41 0 61 204 4500

Geneva
18, Avenue Louis-Casai, 1209 Geneva
Tel: 41 22 747 7894
Fax: 41 22 747 7900

Zurich
Prime Towers 201, Hardstrasse,
Zurich 8005
Tel: 41 44 277 6753
Fax: 41 44 277 6768

Global presence – Infosys Limited *(contd.)*

The Netherlands

Amsterdam
World Trade Center H – Tower,
8th and 23rd Floor, Zuidplein 190,
1077 XV Amsterdam
Tel: 31 20 796 5500
Fax: 31 20 796 5501

United Kingdom

Edinburgh
Regus, 9-10 St. Andrew Square,
Edinburgh, EH2 2AF
Tel: 44 0131 718 6013
Fax: 44 0131 718 6100

London
14th and 15th Floor,
10 Upper Bank Street, Canary Wharf,
London E 14 5NP
Tel: 44 20 7715 3300
Fax: 44 20 7715 3301

Regus, One Canada Square,
37th Floor, London E14 5DY
Tel: 44 02 0771 8000
Fax: 44 02 0771 8000

Swindon
Windmill Hill Business Park,
Whitehill Way, Swindon,
Wiltshire, SN5 6QR
Tel: 44 179 344 1453
Fax: 44 207 715 3301

India

Ahmedabad
Regus Business Centre
101-104, GCP Business Centre,
Opposite Memnagar Fire Station,
Vijay Cross Road, Memnagar,
Ahmedabad, 380014
Tel: 91 79 6134 4960
Fax: 91 79 6134 4949

Bangalore
45 and 46, Electronics City,
Hosur Road, Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Infosys – Center Point
Offshore Development Center,
Plot No. 26A, Electronics City,
Hosur Road, Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Equinox
Plot No. 47, Sy. No. 10,
Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Salarpuria Infozone
3rd and 4th Floor, Wing A,
No. 39 (P), No. 41 (P) and No. 42 (P),
Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Manipal Center
N 403. 405, North Block,
Manipal Center, Dickenson Road,
Bangalore 560 042
Tel: 91 80 2559 2088
Fax: 9180 2559 2087

JP IT Park
Plot No. 25 and 23,
Konappana Agrahara Village,
Begur Hobli, Electronics City,
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

M&C Building
Plot No. 52 and 53,
Doddathogur Village, Begur Hobli,
Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

Mohan Chambers
Infosys Limited Towers – 4,
31, Sarakki Industrial Area, No.
27, SJR Towers, 3rd Phase, J. P. Nagar,
Bangalore 560 076
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

RMZ Ecoworld Infrastructure Pvt. Ltd,
Unit No. 402-E, 4th Floor,
Building No.1, Devarabeesanahalli,
Varthur Hobli, Bangalore East Taluk,
Bangalore 560 103

Gold Hill Supreme Software Park,
Ground, 2nd,3rd, 4th and 5th Floor,
North Wing, Plot No. 21, 22, 27 and 28,
Konappana Agrahara Village,
Begur Hobli, Electronics City Phase II,
Bangalore 560 100
Tel: 91 80 3322 9000

Bhubaneswar
Plot No. E / 4, Info City,
Bhubaneswar 751 024
Tel: 91 674 232 0032
Fax: 91 674 232 0100

SEZ, Plot No-PB-1,
NE-1 and NP-1, Info Valley,
IDCO IT/ITES SEZ,
Village Gaudakashipur and Arisal,
Bhubaneswar, District Khurda 752054
Tel: 91 674 232 0032
Fax: 91 674 232 0100

Chandigarh
Block A and B, Ground Floor,
DLF Building, Plot No. 2,
Rajiv Gandhi Chandigarh
Technology Park,
Chandigarh 160 101
Tel: 91 172 502 1100
Fax: 91 172 504 6222

Plot No. 1
Rajiv Gandhi Chandigarh
Technology Park, Chandigarh 160 101
Tel: 91 172 503 8000
Fax: 91 172 504 6860

Chennai
138, Old Mahabalipuram Road,
Sholinganallur, Chennai 600 119
Tel: 91 44 2450 9530
Fax: 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue,
Techno Park SEZ, Mahindra World City,
Natham Sub Post, Chengelpet,
Kancheepuram District,
Chennai 603 002
Tel: 91 44 4741 1111
Fax: 91 44 4741 5151

Gurgaon
Infosys Limited, 7th Floor, Tower-B,
Unitech Cyber Park, Sector 39,
Gurgaon 122 001
Tel: 91 124 392 2000
Fax: 91 124 400 4356

Hyderabad
Survey No. 210, Manikonda Village,
Lingampally, Rangareddy District,
Hyderabad 500 032
Tel: 91 40 6642 0000
Fax: 91 40 2300 5223

SEZ Survey No. 41(pt), 50(pt)
Pocharam Village, Singapore Township PO,
Ghatkesar Mandal, Rangareddy District,
Hyderabad 500 088
Tel: 91 40 4060 0000
Fax: 91 40 6634 1356

Jaipur
3rd and 4th Floor, Building No. 1,
Plot No. IT-A-001-A1,
Mahindra World City (SEZ),
Village Kalwara, Tehsil Sanganer,
Ajmer Road District, Jaipur 302037
Tel: 91 141 395 6000
Fax: 91 141 395 6100

Mangalore
Kuloor Ferry Road, Kottara,
Mangalore 575 006
Tel: 91 824 245 1485
Fax: 91 824 245 1504

Kamblapadavu
Kurnad Post, Pajeeru Village,
Bantwal Taluk 574 153,
Dakshina Kannada (Dist.)
Tel: 91 824 223 4701
Fax: 91 824 228 4491

Mumbai
85, C, Mittal Towers, 8th Floor,
Nariman Point, Mumbai 400 021
Tel: 91 22 2284 6490
Fax: 91 22 2284 6489

Mysore
Plot No. 350-354, 368-372 and 376-385,
KIADB Industrial Area,
Hebbal Hootagalli, Mysore 570 027
Tel: 91 821 240 4101
Fax: 91 821 240 4200

Plot No. 347/A, 347/C, 348, 349, 373 to 375
KIADB Industrial Area,
Hebbal Hootagalli, Mysore 570 027
Tel: 91 821 240 4101
Fax: 91 821 240 4200

Pune
Plot No. 1 Rajiv Gandhi Infotech Park,
Hinjawadi, Taluka Mulshi, Pune 411 057
Tel: 91 20 2293 2800
Fax: 91 20 2293 2832

Plot No. 24/2,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan, Taluka Mulshi,
Pune 411 057
Tel: 91 20 398 2700
Fax: 91 20 398 2800

Thiruvananthapuram
3rd Floor, Bhavani Technopark,
Thiruvananthapuram 695 581
Tel: 91 471 398 2222
Fax: 91 471 270 0889

Plot No. 1, Technopark Campus II
Attipara Village,
Thiruvananthapuram 695 583
Tel: 91 471 307 2500
Fax: 91 471 270 0889

North America

Canada

Calgary
Suncor Energy Centre, Suite 5100,
150-6th Avenue, S.W Calgary, AB T2P 3Y7
Tel: 1 403 538 2110
Fax: 1 403 265 8875

Montreal
1000 de la Gauchetiere Street,
West Suite 2400,
Montreal QC, H3B 4W5
Tel: 1 514 448 2157, 1 514 448 7471
Fax: 1 514 448 5101

Toronto
5140 Yonge Street, Suite 1400 Toronto,
Ontario, M2N 6L7
Tel: 1 416 224 7400
Fax: 1 416 224 7449

United States

Atlanta
3200 Windy Hill Road SE, Suite 100-W,
Atlanta, GA 30339
Tel: 770 799 1860
Fax: 770 799 1861

Basking Ridge
106 Allen Road, 1st Floor,
Liberty Corner, NJ 07920
Tel: 1 908 860 4900
Fax: 1 908 860 4899

Bellevue
3326 160th Avenue SE,
Suite 300, Bellevue, WA 98008
Tel: 1 425 256 6200
Fax: 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200,
Bentonville, AR 72712
Tel: 1 479 271 4600
Fax: 1 479 271 4601

Charlotte
401 North Tryon Street,
10th Floor, NC, Transamerica Square,
Charlotte, NC 28202
Tel: 1 704 998 5300
Fax: 1 704 998 5301

Global presence – Infosys Limited *(contd.)*

El Segundo
222, North Sepulveda Blvd.,
Office No. 11, El Segundo, CA 90245
Tel: 1 310 364 5200
Fax: 1 310 242 8400

Glastonbury
95 Glastonbury Blvd. Somerset Square,
Glastonbury, CT 06033
Tel: 1 860 494 4139
Fax: 1 860 494 4140

Houston
6002 Rogerdale Road, Suite 550,
One Oak Park, Houston, TX 77072
Tel: 1 281 454 0300
Fax: 1 281 454 0301

Irvine
Office No. 245, Irvine Center Drive,
7545 Irvine Business Center,
Irvine, CA 92618
Tel: 1 949 623 8300
Fax: 1 949 623 8305

Lisle
2300 Cabot Drive,
Suite 250, Lisle, IL 60532
Tel: 1 630 482 5000
Fax: 1 630 505 9144

Milwaukee
10850 West Park Plaza, Suite 800,
Milwaukee, WI 53224
Tel: 1 414 353 4888
Fax: 1 414 353 4548

Minneapolis
80 South, 8th Street, Suite 900,
Minneapolis, MN 55402
Tel: 1 612 349 5258
Fax: 1 510 248 2022

Newark
7707 Gateway Blvd.,
Suite 110, Newark, CA 94560
Tel: 1 510 742 3000
Fax: 1 510 742 3090

New York
630 Fifth Avenue,
Suite 1600, Rockefeller Center,
New York, NY 10111
Tel: 1 646 254 3100
Fax: 1 646 254 3101

Palo Alto
Foothill Research Center,
4009 Miranda Avenue,
Palo Alto, CA 94304
Tel: 1 650 856 0100
Fax: 1 650 856 7638

Phoenix
10835 N 25th Avenue,
Suite 200, Phoenix, AZ 85029
Tel: 1 480 655 3598
Fax: 1 480 655 3501

Plano
6100, Tennyson Parkway,
Suite 200, Plano, TX 75024
Tel: 1 469 229 9400
Fax: 1 469 518 3858

Quincy
Two Adams Place,19-23, Granite Street,
Braintree, Quincy, MA 02169
Tel: 1 781 356 3100
Fax: 1 781 356 3150

Seattle
5010 148th Avenue,
NE Suite 100, Redmond, WA 98052

Southfield
3000 Town Center, Suite 2850,
Southfield, MI 48075
Tel: 1 248 603 4300
Fax: 1 248 208 3315

Wilmington
1521 Concord Pike, Suite 301,
Wilmington, DE 19803
Tel: 1 302 352 9970
Fax: 1 302 352 9970

South Africa

Johannesburg
West Towers, 2nd Floor,
Maude Street, Sandton,
Johannesburg, 2195
Tel: 27 0 11 881 5600
Fax: 27 0 11 881 5611

Global presence – Subsidiaries of Infosys Limited

EdgeVerve Systems Limited

India

Bangalore
Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 3952 2222
Fax: 91 80 2852 1300

Equinox,
Sy. No. 10, Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 3952 2222
Fax: 91 80 2852 1300

Gold Hill Supreme Software Park,
1st and 5th Floor, North Wing,
Plot No. 21, 22, 27 and 28,
Konappana Agrahara Village,
Begur Hobli, Electronics City Phase II,
Bangalore 560 100
Tel: 91 80 3087 9001

Chandigarh
Block A, Ground Floor, DLF Building,
Plot No. 2 Rajiv Gandhi Chandigarh
Technology Park,
Chandigarh 160 101
Tel: 91 172 502 1100
Fax: 91 172 504 6222

Chennai
SDB-IV, 2nd Floor,
138, Old Mahabalipuram Road,
Sholinganallur, Chennai 600 119
Tel: 91 44 2450 9530
Fax: 91 44 2450 0390

Building No.9, 'C' Wing (Infosys Campus),
TP 1/1, Central Avenue,
Techno Park SEZ, Mahindra World City,
Chengelpet, Kancheepuram District,
Chennai 603 004
Tel: 91 44 4741 1111
Fax: 91 44 4741 5151

Hyderabad
Survey No.210, X,B-9 (1st, 2nd and 3rd
Floor) and B-10 (1st Floor), Manikonda
Village, Lingampally, Ranga Reddy
District, Hyderabad 500 032
Tel: 91 40 6642 0000
Fax: 91 40 2300 5223

Building No. 10 and 11 (Ground Floor),
SDB 4, Pocharam Village,
Ghatkesar Mandal, Ranga Reddy District,
Hyderabad 500 088
Tel: 91 40 4060 0000
Fax: 91 40 6634 1356

Gurgaon
Uniworld Towers, Tower B,
Sector 48, Gurgaon 122 018
Tel: 91 124 392 2000
Fax: 91 124 400 4356

Mumbai
85, C, Mittal Towers,
8th Floor, Nariman Point,
Mumbai 400 021
Tel: 91 22 2284 6490
Fax: 91 22 2284 6489

Pune
3rd Floor, Building 15, Plot 1,
Rajiv Gandhi Infotech Park Phase II,
Village Maan,
Taluka Mulshi, Pune 411 057
Tel: 91 20 398 2700
Fax: 91 20 398 2800

Ground, 1st, 2nd and 3rd Floor,
Building SDB-3, Plot No. 24/2,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan, Taluka Mulshi,
Pune 411 057
Tel: 91 20 398 2700
Fax: 91 20 398 2800

Infosys Americas Inc.

United States

Plano
6100, Tennyson Parkway,
Suite 200, Plano,
TX 75024
Tel: 1 469 229 9400
Fax: 1 469 229 9598

Infosys BPO Limited

Australia

Melbourne
Level 5, 818, Bourke Street,
Docklands VIC 3008
Tel: 61 3 9860 2000
Fax: 61 3 9860 2999

Sydney
Level 6, 56 Station Street,
Parramatta NSW 2150
Tel: 61 2 8913 5900

Canada

Toronto
5140, Yonge Street, Suite 1400,
Toronto ON M2N 6L7
Tel: 416 224 7400
Fax: 416 224 7449

Costa Rica

San José
Building N & M, Piso 2, Forum 2, Lindora,
Santa Ana, 10901
Tel: 506 2205 1201
Fax: 506 2205 1299

India

Bangalore
Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 2852 2411
Fax: 91 80 2852 2411

Salarpuria Infozone
Wing A, No. 39 (P) 41 (P) and 42 (P),
Electronics City, Hosur Road,
Bangalore 560 100
Tel: 91 80 4067 0035
Fax: 91 80 4067 0034

27, SJR Towers,
Bannerghatta Road,
J. P. Nagar, III Phase,
Bangalore 560 078
Tel: 91 80 5103 2000
Fax: 91 80 2658 8676

Gold Hill Supreme Software Park,
Ground Floor, South Wing,
Plot No. 21, 22, 27 and 28,
Konappana Agrahara Village,
Bangalore 560 100
Tel: 91 80 3087 3000

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Chennai
Unit of Ramanujam IT city SEZ,
Hardy Towers, 3rd and 4th Floor,
TRIL Infopark Ltd, Taramani,
Rajiv Gandhi Salai (OMR),
Chennai 600 113
Tel: 91 44 6685 5111
Fax: 91 44 6685 5107

3rd and 8th Floor, A Block, South Wing,
Tidel Park Ltd, No. 4,
Rajiv Gandhi Salai (OMR), Taramani,
Chennai 600 113
Tel: 91 44 3090 7001
Fax: 91 44 3090 7005

Gurgaon
7th Floor Tower A, B and C,
Building No. 6, DLF Cyber City
Developer Limited,
Special Economic Zone,
Sector 24 and 25 DLF PH-3, Gurgaon
Tel: 91 124 4583 700
Fax: 91 124 4583 701

Jaipur
IT-A-001
Mahindra World City,
Special Economic Zone,
Village Kalwara, Tahsil Sanganer,
Jaipur 302 029
Tel: 91 141 3956 000
Fax: 91 141 3956 100

Mangalore
Door No. 1-N-11-676/210,
Plot No. 181-2A-2
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel: 91 824 245 1485
Fax: 91 824 245 1504

Mysore
Plot No. 347/A, 347/C, 348, 349,
373 to 375, Hebbal Electronics City,
Hootagalli, Mysore 570 027
Tel: 91 821 240 4101
Fax: 91 821 240 4200

Pune
Plot No. 24/3,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan, Taluka Mulshi,
Pune 411 057
Tel: 91 20 4023 2001
Fax: 91 20 3981 5352

Plot No. 24/2,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel: 91 20 2293 2800
Fax: 91 20 2293 4540

Plot No. 1, Building No. 4
Pune Infotech Park,
Hinjawadi, Taluka Mulshi,
Pune 411 057
Tel: 91 20 2293 2900
Fax: 91 20 2293 4540

Philippines

Metro Manila
2nd and 3rd Floor,
Trade Hall Metro Market, Bonifacio
Global City, Fort Bonifacio, Taguig City,
Metro Manila, 1634
Tel: 632 729 1111
Fax: 632 729 1111

Muntinlupa City,
5th, 6th, 7th and 12th Floor,
Site 3, Vector 2 Building,
Northgate Cyberzone,
Filinvest Corporate City,
Alabang, Muntinlupa City, 1781
Tel: 632 823 0000
Fax: 632 823 0000

Puerto Rico

Aguadilla
Road No. 2, West of KM 126,
BO Camital Bajo,
Aquadilla, 00603
Tel: 1 787 658 3400

The Netherlands

Eindhoven
Vredeoord 105, Verdieping 4,
Vleugel B, 5621 CX Eindhoven
Tel: 31 4023 21100

United Kingdom

London
14th Floor, 10 Upper Bank Street,
Canary Wharf, London E14 5NP
Tel: 44 20 7715 3388
Fax: 44 20 7715 3301

United States

Atlanta
3200 Windy Hill Road,
Suite 100-W, Atlanta, GA 30339
Tel: 1 770 799 1958
Fax: 1 770 799 1861

Basking Ridge
106 Allen Road, 1st Floor,
Liberty Corner, NJ 07920
Tel: 1 908 860 4900
Fax: 1 908 860 4899

Milwaukee
1515 N River Center Drive, Suite 250,
Milwaukee, WI 53212
Tel: 414 914 9400
Fax: 414 914 9401

Infosys Consulting Holding AG

Switzerland

Zurich
Obstgartenstrasse 27, Kloten
Postfach 201, 8058 Zurich
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Infosys Nova Holdings LLC

United States

Houston
6002 Rogerdale Road,
Suite 550, One Oak Park,
Houston, TX 77072

Infosys Public Services, Inc.

United States

Rockville
Suite 505, Three Irving Center,
800, Kingfarm Boulevard,
Rockville, MD 20850
Tel: 1 301 354 8600
Fax: 1 301 353 8601

Infosys Tecnologia do Brasil Ltda.

Brazil

Araraquara
207 – Avenida Rodrigo Fernando Grillo,
Edif: Victoria Business,
Andar: 1 Araraquara,
SP – 14801-534
Tel: 55 16 3508 5300

Nova Lima
220 R Da Paisagem, Edificio Lumiere,
Andares: 5 E 6, Vila Da Serra, Nova Lima,
Minas Gerais, MG 34.000-000
Tel: 55 31 3306 8998
Fax: 55 31 3306 8901

Rio
Avenida das Américas,
700 Bloco 6 Salas 116 e 117,
Barra da Tijuca,
RJ CEP: 22640-100
Tel: 55 11 94516 6428

São Paulo
Avenida Engenheiro Luiz Carlos Berrini,
No. 105, 10th Floor,
Andar CEP 04571-010
Tel: 55 11 3198 4400
Fax: 55 11 5102 3776

Infosys Technologies (Australia) Pty. Limited

Melbourne
Level 4 and 5,
818 Bourke Street,
Docklands VIC 3008,
P. O. Box 528
Tel: 61 3 9860 2000
Fax: 61 3 9860 2999

Infosys Technologies (China) Co. Limited

Beijing
Unit 1501, Central Tower,
China Overseas Plaza,
No. 8 Guanghua Dongli,
Jianguomenwai Avenue,
Chaoyang District, Beijing
Tel: 8610 5733 5000
Fax: 8610 5733 5001

Dalian
10/F, Ascendas Software Park Phase 2,
No. 7, Hui Xian Yuan,
Dalian Hi-tech Industrial Zone,
Dalian 116025
Tel: 86 411 3998 1000
Fax: 86 411 3998 1005

Guizhou
Bainiaohe digital town,
Xueyuan Road,
Huishui, Qiannan, Guizhou
Tel: 86 180 8513 6666

Hangzhou
Bldg. A2, Binjiang Intelligence Port,
No. 301 Binxing Road, Binjiang District,
Hangzhou 310052
Tel: 86 571 8793 0011
Fax: 86 571 8793 0001

Nanjing
Room 1807, No. 281,
North Zhongshan Road, Nanjing

Qingdao
Room B3, B4, 20th Floor,
Building B, No. 1, Keyuanweiyi Lu,
Laoshan District, Qingdao
Tel: 86 21 5884 4110

Shanghai
Bldg. A, No. 6, Lane 3158,
Long Dong Avenue,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel: 86 21 5884 3000
Fax: 86 21 5884 3001

Infosys Technologies (Shanghai) Company Limited

Shanghai
Room 304, Building 1,
Xintianxia Industrial City,
Longping Road, Bantian Street,
Longgang District, Shenzhen
Tel: 86 21 5884 4811

Floor 8, Building 2,
Xintianxia Industrial City,
Longping Road, Bantian Street,
Longgang District, Shenzhen
Tel: 86 21 5884 4811

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Infosys Technologies S. de R. L. de C. V.

Mexico

Mexico City
Citi Center Building, Avenida,
Insurgentes Sur No. 1602, 12th Floor,
Colonia Crédito Constructor Mexico,
Distrito Federal, Mexico CP 03940
Tel: 52 55 1719 3100
Fax: 52 55 1719 3101

Monterrey
Corporativo Santa Maria,
No. 130 Boulevard Diaz Ordaz,
16th Floor, Col. Santa Maria
Monterrey, Nuevo León
CP 64650
Tel: 52 81 8850 9300
Fax: 52 81 8850 8401

Infosys Technologies (Sweden) AB

Sweden

Ostersund
Regus Ostersund,
Hamngatan 14, 831 34,
Ostersund
Tel: 46 8 5050 2400
Fax: 46 8 5050 2401

Linköping
Regus Linkoping, Teknikringen, 8,
583 30, Linköping, Mjardevi
Tel: 46 8 5050 2400
Fax: 46 8 5050 2401

Solna
Regus Solna Business Park, Svetsarvagen
15, 2nd Floor, SE 17141, Solna
Tel: 46 0 8 5787 70 00
Fax: 46 0 8 5787 70 10

Kallidus Inc.

United States

San Francisco
425 Market St., Suite 2200,
San Francisco, CA 94105
Tel: 1 415 781 5000
Fax: 1 415 397 6309

Duluth
2180 Satellite Boulevard,
Suite 400 Duluth, GA 30097
Tel: 1 770 209 1800
Fax: 1 770 368 1075

New York
7, World Trade Center,
250 Greenwich St. - 46th Floor,
New York, NY 10007
Tel: 1 212 313 4623

Panaya Inc.

United States

New Jersey
Continental Plaza, 411, Hackensack Ave.,
8th Floor, Hackensack, NJ 07601
Tel: 1 201 212 6732

Noah Consulting LLC

United States

Houston
1200 Smith Street,
16th Floor; Houston, TX 77002
Tel: 1 713 353 3940

Skava Systems Pvt. Ltd.

India

Tamil Nadu
Module No. 108 and 401,
Tidel Park, ITES-ELCOT SEZ,
Vilankurichi, Civil Aerodrome post,
Coimbatore, Tamil Nadu 641014
Tel: 91 422 220 7000
Fax: 91 422 297 2205

Subsidiaries of Infosys BPO Limited

Infosys BPO Americas LLC

United States

Plano
6100, Tennyson Parkway,
Suite 200, Plano,
TX 75024

Infosys (Czech Republic) Limited s.r.o

Czech Republic

Brno
Holandska 9, 63900, Brno
Tel: 420 515 914600
Fax: 420 543 236349

Infosys Poland Sp. z o.o.

Poland

Łódź
Pomorska 106A, 91 402 Łódz
Tel: 48 42 278 15 00
Fax: 48 42 278 15 01

Infosys McCamish Systems LLC

United States

Atlanta
6425 Powers Ferry Road, 3rd Floor,
Atlanta, GA 30339
Tel: 1 770 690 1500
Fax: 1 770 690 1800

Des Moines
500 SW 7th St. Suite 200,
Des Moines, IA 50309
Tel: 1 515 365 1236
Fax: 1 515 365 0236

Portland Group Pty. Limited

Australia

Brisbane
L18, Brisbane Club Tower,
241 Adelaide Street,
Brisbane, QLD 4000
Tel: 61 7 3009 8100
Fax: 61 7 3009 8123

Melbourne
Suite 602, 10 Yarra Street,
South Yarra, VIC 3141
Tel: 61 3 8825 3899
Fax: 61 3 8825 3898

Perth
Level 1, 99 St. Georges Terrace,
Perth, WA 6000
Tel: 61 8 9254 9313
Fax: 61 8 9254 9388

Sydney
Level 8, 68 Pitt Street,
Sydney NSW 2000
Tel: 61 2 9210 4399
Fax: 61 2 9210 4398

Subsidiaries of Infosys Consulting Holding AG

Lodestone Management Consultants GmbH

Austria

Vienna
Thaliastrasse 85,
1160 Vienna

Infosys Consulting AG

Australia

Level 3, 10 Hobart Place
Canberra ACT 2601

Hong Kong

01-03, 66/F, The Centre,
99 Queen's Road Central
Tel: 852 3965 3350
Fax: 852 3965 3222

Malaysia

Level 13A – 1 Mercu UEM,
Jalan Stesen Sentral 5, Kuala Lumpur
Sentral, Kuala Lumpur 50470
Tel: 603 2772 1200
Fax: 603 2772 1205

Sweden

Stureplan 4C, 4TR 114,
35, Stockholm
Tel: 48 6 5050 2400

Switzerland

Zurich
Obstgartenstrasse 27, Kloten,
Postfach 201, 8058 Zurich
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Subsidiaries of Infosys Consulting Holding AG *(contd.)*

Infy Consulting B.V.

The Netherlands

Amsterdam
World Trade Center,
H-Tower 23rd Floor,
Zuidplein 190, 1077 XV, Amsterdam,
Tel: 31 20 796 5515
Fax: 31 20 796 5501

Infy Consulting Company Ltd.

United Kingdom

London
14th Floor, 10 Upper Bank Street,
Canary Wharf, London E14 5NP
Tel: 44 20 7715 3300
Fax: 44 20 7715 3301

Infosys Consulting GmbH

Germany

Garching
Parkring 2,
85748 Garching b., München
Tel: 49 89 30 76 67 60
Fax: 49 89 30 76 67 6 99

Infosys Consulting Ltda.

Brazil

São Paulo
Rua Quintana, No. 887,
3rd Floor, Andar, SP - CEP: 04569-011
São Paulo
Tel: 55 11 5102 4252
Fax: 55 11 5102 3776

Infosys Consulting Pte Ltd.

Singapore
Level 43, Unit 02, Suntec Tower 2,
9 Temasek Boulevard, 038989
Tel: 65 6572 84 00
Fax: 65 6572 84 05

Infosys Consulting SAS

France

Paris
155, Boulevard Haussmann,
75008 Paris

Infosys Consulting S.R.L.

Argentina

Buenos Aires
Avenida Leandro N. Alem 518,
2nd Floor, AR-C1001AAN,
Buenos Aires
Tel: 54 11 5556 5739/40
Fax: 54 11 5556 5901

Infosys Consulting s.r.o.

Czech Republic

Prague
Klimentská 46,
110 02 Prague 1
Tel: 420 222 191 211
Fax: 420 222 191 200

Infosys Consulting Sp. Z o.o.

Poland

Wrocław
ul. Klecinska 125, 54-413,
Wrocław
Tel: 48 71 798 57 10
Fax: 48 71 798 57 11

Infosys Management Consulting Pty Limited

Australia

Melbourne
Level 12, 459 Little Collins Street,
Melbourne, VIC 3000
Tel: 61 3 9606 2700

Sydney
Level 10, 77 Pacific Highway,
PO Pox 1885, North Sydney,
NSW 2060
Tel: 61 2 8912 1500
Fax: 61 2 8912 1555

Lodestone GmbH

Switzerland

Zurich
Obstgartenstrasse 27, Kloten,
Postfach 201,
8058 Zurich
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Lodestone Management Consultants (Belgium) S. A.

Belgium

Brussels
Industriepark Dobbelenberg
Metrologielaan 10,
1130 Brussels
Tel: 32 2 609 55 30
Fax: 32 2 609 55 40

Lodestone Management Consultants Co., Ltd.

China

Shanghai
Room 2301, Lu Jia Zui Plaza,
1600 Century Avenue,
Pu Dong District,
Shanghai 200122
Tel: 86 21 6035 5200
Fax: 86 21 6035 5211

Lodestone Management Consultants Inc.

United States

Atlanta
5 Concourse Parkway, Suite 3027,
Atlanta, GA 30328
Tel: 1 770 391 2100
Fax: 1 770 391 2101

Lodestone Management Consultants Portugal, Unipessoal, Lda

Portugal

Lisboa
Rua Rodrigo da Fonseca 82,
2º Esquerdo, 1250-193 Lisboa

S.C. Infosys Consulting S.R.L.

Romania

Bucharest
12D Samuil Vulcan Street,
5th District, Building A,
RO-052702, Bucharest
Tel: 40 31 100 89 79/80
Fax: 40 21 202 31 00

Subsidiary of Infosys Consulting AG

Lodestone Augmentis AG

Switzerland

Basel
Innere Margarethenstrasse 5,
5th Floor, 4051 Basel
Tel: 41 61 204 45 45
Fax: 41 61 204 45 00

Subsidiaries of Panaya Inc.

Panaya GmbH

Germany

Frankfurt
Opernturm,
Bockenheimer Landstrasse 2-4,
60306 Frankfurt am Main
Tel: 49 0 721 7540 6298
Fax: 49 0 721 7540 7825

Panaya Japan Co. Ltd.

Japan

Tokyo
Ginza Fugetsudo Bldg. 3F 6-6-1,
Ginza Chuo-ku Tokyo, 104-0061
Tel: 81 3 6215 8851

Panaya Ltd.

Israel
6th Hacharash Street,
Hod Hasharon
Tel: 972 9761 8000
Fax: 972 9746 7901

Panaya Pty Ltd.

Australia

Melbourne
Level 8, 350 Collins Street,
Melbourne, Victoria, 3000

Subsidiary of Noah Consulting LLC

Noah Information Management Consulting Inc.

Canada

Calgary
Suite 1000, 888 - 3rd Street,
Calgary, AB T2P 5C5

Subsidiary of Infosys Public Services, Inc.

Infosys Canada Public Services Ltd.

Canada

Toronto
5140, Yonge Street, Suite 1400,
Toronto ON M2N 6L7

Creative concept and design by Communication Design Group, Infosys Limited.

Notes

Notes

Safe Harbor

This Annual Report contains 'forward-looking statements', that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the 'Outlook, risks and concerns' section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances unless required to do so by law.

www.infosys.com

To read the report online:
http://www.infosys.com/AR-2016

The Annual Report is printed on 100% recycled paper certified by the UK-based National Association of Paper Merchants (NAPM) and Germany-based Blue Angel.